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Index to Consolidated Financial Statements

As filed with the Securities and Exchange Commission on November 23, 2011

No. 333-175475

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GSE Holding, Inc.
(Exact name of registrant as specified in its charter)

Delaware	3081	77-0619069
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

19103 Gundle Road
Houston, Texas 77073
(281) 443-8564

Mark C. Arnold
President and Chief Executive Officer
GSE Holding, Inc.
19103 Gundle Road
Houston, Texas 77073
(281) 443-8564
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Gerald T. Nowak, P.C. Theodore A. Peto Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 (312) 862-2000	Colin J. Diamond White & Case LLP 1155 Avenue of the Americas New York, New York 10036 (212) 819-8200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)

Common Stock, $0.01 par value per share	10,350,000	$15.00	$155,250,000	$17,792

(1)
Includes 1,350,000 shares of common stock that may be purchased by the underwriters to cover over-allotments, if any.
(2)
Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a) under the Securities Act.
(3)
Calculated pursuant to Rule 457(a) based on an estimate of the proposed maximum aggregate offering price. Registration fees of $16,689 were paid previously on July 11, 2011 pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, Dated November 23, 2011

PRELIMINARY PROSPECTUS

9,000,000 Shares

GSE Holding, Inc.

Common Stock
$            per share

We are offering 5,400,000 shares of our common stock and the selling stockholders identified in this prospectus are offering 3,600,000 shares of our common stock. This is our initial public offering and no public market currently exists for our common stock. We expect the initial public offering price to be between $13.00 and $15.00 per share. We have applied to list our common stock on The New York Stock Exchange, or NYSE, under the symbol "GSE".

Investing in our common stock involves a high degree of risk. Please read "Risk Factors" beginning on page 18 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to GSE Holding, Inc. before expenses	$	$
Proceeds to the selling stockholders before expenses	$	$

Delivery of the shares of common stock is expected to be made on or about                        , 2011. The selling stockholders have granted the underwriters an option for a period of 30 days to purchase an additional 1,350,000 shares of our common stock on the same terms and conditions set forth above solely to cover over-allotments.

Oppenheimer & Co.	FBR

William Blair & Company	BMO Capital Markets	Macquarie Capital

The date of this prospectus is                        , 2011

Applications

Mining, Ghana

Coal Ash, United States

Shale Gas, United States

Hydropower, Thailand

Reservoir, Australia

Waste Management, China

Specialty, Europe

Mining, Chile

Landfill, India

GSE
ENVIRONMENTAL

You should rely only on the information contained in this prospectus, in any amendment or supplement to this prospectus or in any free-writing prospectus prepared by us or on our behalf. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

 Market and Industry Data

We obtained the industry, market and competitive position data throughout this prospectus from our own internal estimates and research, as well as from industry and general publications and research and surveys and studies conducted by third parties, including a report by Alvarez & Marsal Private Equity Performance Improvement Group, LLC, or A&M, that we commissioned in July 2011 in connection with the preparation of this prospectus. The information in these sources represents the most recently available data of which we are aware. Industry and general publications, surveys and studies conducted by third parties generally state that they have been obtained from sources believed to be reliable. We believe the industry, market and competitive data and our internal company estimates and research included in this prospectus are reliable and the definitions of our market and industry are appropriate. However, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate necessarily involve a high degree of uncertainty and risk and are subject to change based on a variety of factors, including those described under "Risk Factors" in this prospectus. These and other factors could cause actual results to differ materially from those expressed in the estimates made by third parties and by us.

Trademarks, Service Marks and Trade Names

This prospectus includes our trademarks, service marks and trade names, such as "GSE," our logo, and "Gundle," which are protected under applicable intellectual property laws and are the property of GSE Holding, Inc. or its subsidiaries. This prospectus also contains trademarks, service marks and trade names of other companies, which are the property of their respective owners. Solely for convenience, marks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these marks and trade names. Third-party marks and trade names used herein are for informational purposes only and in no way constitute or are intended to be a commercial use of such names and marks. The use of such third-party names and marks in no way constitutes or should be construed to be an approval, endorsement or sponsorship of us, or our products or services, by the owners of such third-party names and marks.

Prospectus Summary

This summary highlights key information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. For a more complete understanding of us and this offering, you should read and carefully consider the entire prospectus, including the more detailed information set forth under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes. Some of the statements in this prospectus are forward-looking statements. See "Forward-Looking Statements." Unless we state otherwise or the context otherwise requires, the terms "we," "us," "our," "GSE," "GSE Holding," "our business" and "our company" refer to GSE Holding, Inc. and its consolidated subsidiaries as a combined entity.

Our Business

We are the leading global provider by sales of highly engineered geosynthetic containment solutions for environmental protection and confinement applications. Our products are used in a wide range of infrastructure end markets such as mining, waste management, liquid containment (including water infrastructure, agriculture and aquaculture), coal ash containment and shale oil and gas. We are one of a few providers with the full suite of products required to deliver customized solutions for complex projects on a worldwide basis, including geomembranes, drainage products, geosynthetic clay liners, or GCLs, nonwoven geotextiles, and specialty products. We sell our products in over 110 countries and a global infrastructure that includes seven manufacturing facilities located in the United States, Germany, Chile, Egypt and Thailand, 18 regional sales offices located in 12 countries and engineers and technical salespeople located on four continents. We generate the majority of our sales outside of North America, including 38% from sales into high-growth emerging and frontier markets in Asia, Latin America, Africa and the Middle East. Our comprehensive product offering and global infrastructure, along with our extensive relationships with customers and end-users, provide us with access to high-growth markets worldwide, visibility into upcoming projects and the flexibility to serve customers regardless of geographic location.

Geosynthetic lining solutions are mission-critical, and often mandated by regulatory authorities, for the safe containment of materials and groundwater protection across a wide range of applications. Our technologically advanced products are manufactured primarily from polyethylene resins and proprietary additives, and are engineered to high performance specifications such as relative impermeability, structural integrity and resistance to weathering, ultraviolet degradation and extended chemical exposure. Our products are low in cost relative to the total development expenditure of a typical project, as well as to the remediation cost and adverse environmental impact that would result from not using a geosynthetic lining solution. We believe that we derive a pricing premium and margin advantage from our technologically advanced products and our brand name that is well-recognized in the industry for quality, reliability and innovation, each of which are critical factors when purchasing a product that is often required to last in perpetuity.

We are one of a few providers that possess the manufacturing capabilities and product breadth to develop solutions that meet the specific performance and regulatory standards required to supply large, complex projects on a global basis. Our manufacturing facilities have one of the broadest geographic presences in the industry and are strategically located to allow us to serve the fastest growing end markets and geographies, to effectively manage our cost structure and to maintain proximity to our customers and suppliers. In addition, we have a global network of engineers and salespeople that work with customers to provide customized solutions. Our engineers also collaborate with international standards organizations to develop regional specifications and standards for existing and new applications; consequently, we help public and private industry engineers to establish the framework of specifications for our industry's products. We believe that our global infrastructure provides us with a competitive advantage, particularly in emerging and frontier markets, as we are well positioned to capture new opportunities from the implementation and enforcement of more stringent environmental regulations driven by increasing environmental awareness globally.

We serve leading mining, waste management and power companies; independent installers and dealers; general contractors and government agencies. Our solutions have been integral components of projects by large, well-established and well-known companies such as Arizona Public Service Company, Inc., Barrick Gold Corp., BHP Billiton plc, the Charoen Pokphand Group Co. Ltd., Newmont Mining Corp., Rio Tinto Limited, Veolia Environnement S.A. and Waste Management, Inc. Our customer base is geographically diversified with 58% of our sales in 2010 generated outside North America including in emerging and frontier markets in Asia (14%), Latin America (11%), Africa (10%) and the Middle East (3%). We define emerging markets as nations with rapid growth in business activity and industrialization, such as China and India, and frontier markets as countries that are earlier in their development cycles but could exhibit similar characteristics in the future, such as Vietnam and many African countries. We serve over 1,300 customers annually, and our largest customer accounted for less than 5% of our sales in 2010. We maintain strong, longstanding relationships with our customer base, with an average tenure of 13 years with our top 10 customers.

Our sales grew by 40% to $443.5 million in the twelve months ended September 30, 2011 from $316.2 million in the twelve months ended September 30, 2010. In the twelve months ended September 30, 2011, we had net income of $4.0 million compared to a net loss of $29.8 million in the same prior year period, a 113% increase. Our Adjusted EBITDA grew by 162% to $44.6 million from $17.0 million in the same prior year period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Quarterly Financial Information" for a reconciliation of Adjusted EBITDA to net income or loss. Growth in the twelve months ended September 30, 2011 has been driven, in part, by our focus on product innovation and strategic growth initiatives in new markets and applications, as exemplified by the ongoing diversification of our sales. Despite challenging economic conditions in early 2010, we were able to meaningfully streamline our operations and implement successful performance improvements that have enhanced our profitability and provided us with significant operating leverage. As a result of these initiatives, we increased our gross margins by 3% to 15% in the nine months ended September 30, 2011 from 12% in the same period in the prior year and we believe there is an ongoing opportunity for improvement. Our adjusted gross margins increased by 2% to 17% in the nine months ended September 30, 2011 from 15% in the same period in the prior year. See note (3) to the table set forth in "– Summary Historical Consolidated Financial and Operating Data" for a reconciliation of adjusted gross margin to gross margin. Our recent historical sales have been variable, however, and we recorded a net loss in each of the last three fiscal years. In addition, our sales typically fluctuate from quarter to quarter due to seasonal weather patterns and our long sales cycle. As of September 30, 2011, our total outstanding debt was $197.2 million.

Our Industry

A&M estimates that the market for geosynthetics used in environmental containment applications will be approximately $1.7 billion in 2011, and is expected to grow at an annual rate of 7% to approximately $2.2 billion by 2015. According to A&M, we are the largest market participant with 24% global geomembrane market share, and we are the market leader in several key markets and geographies, as shown by our 40% market share in the mining end market, our 19% market share in the waste management end market, and our 11% market share in the liquid containment end market. Our industry is highly fragmented due to its relevance to a wide variety of products, applications, end markets and geographies. For the most part, other market participants are small, privately held companies that compete on a local or regional basis and offer only one or a few products. Globally, demand for geosynthetics is influenced by environmental regulations, particularly those involving heap leach mining, landfills and waste ponds for industrial and energy process by-products. For these markets, some type of geosynthetic is typically required to comply with environmental standards for groundwater protection. In the United States, one example of applicable legislation is the Resource Conservation and Recovery Act of 1976, as amended, or RCRA, which provides legal guidelines for the storage, treatment and disposal of hazardous and nonhazardous solid waste.

We focus primarily on the global mining, waste management and liquid containment end markets, and are developing new end markets such as coal ash containment and shale oil and gas. Although the businesses of many of our customers are, to varying degrees, cyclical and experience periodic upturns and downturns, we believe that there are highly attractive near- to medium-term global macroeconomic trends in each of these sectors.

Mining.    In the heap leach extraction process used in the mining industry, geosynthetic systems prevent the leakage of the valuable leachate into which the metal is dissolved, protect the ground and soil from contamination and provide drainage solutions. In all other processes, geosynthetics are used as containment solutions for the tailing ponds in which water borne tailings are stored in order to allow the separation of solid particles from water. The size of the geosynthetic opportunity in mining end markets is directly related to the amount of global mining activity, which is driven by demand for metals and minerals and the need for new mining infrastructure to satisfy this demand. Our products are especially relevant to mining applications focused on copper, gold, silver, uranium and phosphate. According to The Datamonitor Group, or Datamonitor, the global copper industry alone is expected to produce 19.4 million metric tons in 2015, representing an increase of 22.5% over 2010 production levels. The global mining industry is expected to increase annual capital expenditures by 113% to $168 billion in 2018 from $79 billion in 2009, according to the McKinsey Basic Materials Institute.

Waste Management.    Geosynthetics are used in the management of municipal solid waste, or MSW, as liners to prevent landfill runoff from entering the surrounding environment and as caps to prevent the escape of greenhouse gases, control odors and limit rainwater infiltration. Key Note Publications, or Key Note, estimates that 2.0 billion tons of MSW were generated worldwide in 2006 and nearly 3.0 billion tons are expected to be generated in 2011, representing annual growth of approximately 8%. While growth in North American and European waste management markets has historically trended with growth in gross domestic product, or GDP, we believe the construction and expansion of landfills for the containment of this waste will drive global geosynthetic demand in emerging markets. According to Key Note, developing nations, such as China and India, represent more than half of global MSW generation and also require the most investment in their waste management infrastructure. We believe that increased wealth, the positive correlation between MSW generation and per capita GDP and heightened environmental regulation will move disposal practices in Asia and other emerging markets away from current open dumping and open burning practices towards landfilling and other more environmentally friendly methods of disposal. China has addressed the need for increased sound waste disposal resources in its twelfth five-year plan, the most recent in a series of economic development initiatives, which mandates the investment of 180 billion Yuan, or approximately $28 billion, in the urban waste disposal sector between 2011 and 2015.

Liquid Containment.    Geosynthetic products are used in a wide variety of liquid containment applications in civil engineering and infrastructure end markets such as water infrastructure, agriculture and aquaculture.

•
Water Infrastructure.  Our products are used to prevent water leakage in water transportation and storage applications, such as reservoirs and canals. Frost & Sullivan estimates that approximately $6 trillion of global investment in the water industry will be required through the next twenty years, and that investment in water infrastructure alone will exceed $525 billion by 2016. This will be magnified in emerging economies in South America, Asia Pacific, Middle East and Africa, where population expansion and urbanization coupled with water scarcity and pollution will cause investment to outpace global rates.

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Agriculture and Aquaculture.  Irrigation waterways for agriculture end markets and fish farming ponds for aquaculture end markets employ geosynthetic products to prevent the leakage of water. According to the World Fish Center, aquaculture is among the fastest growing food production sectors in the world, with fish production expected to increase by as much as 67% between 2008 and 2030 to 110 million tons. In 2008, Asia represented over 90% of global aquaculture production, driven by increasing urbanization and affluence, higher per capita consumption and more protein-rich diets.

Coal Ash Containment.    Coal-burning power plants produce coal ash, a pollutant that can contaminate soil and groundwater, as a byproduct of the combustion process. In December 2008, a coal ash containment failure at The Tennessee Valley Authority's fossil fuel plant in Kingston, Tennessee resulted in the release of approximately 5.4 million cubic yards of coal ash into the Emory River. The clean-up costs and timeline associated with the failure are estimated to be in excess of $1 billion and four years, respectively. Following this incident, between May and November 2010, the United States Environmental Protection Agency, or EPA, announced plans to regulate the disposal of coal ash generated by coal-fired electric utilities under RCRA, published proposed rules for the regulation and held a public comment period. The EPA's proposed rules may never become enforceable, however, because the United States House of Representatives recently passed legislation that proposes national standards which the states, and not the EPA, will enforce. A companion bill has been introduced in the United States Senate, but has not yet been considered. Based on market research, A&M believes that the coal ash containment market for geosynthetic products in North America is projected to grow from $12 million in 2011 to $74 million in 2015, representing a compounded annual growth rate of approximately 57%. Utilities have already begun capping existing noncompliant disposal facilities and constructing new disposal facilities that meet the requirements of the regulation in advance of it coming into effect.

Shale Oil and Gas.    Geosynthetic solutions are used in a number of applications in the drilling and production of shale oil and gas, including to effectively line storage and disposal ponds for both the freshwater required for hydraulic fracturing, or fracking, and for flowback water, a by-product containing high levels of the salt, down-well chemicals and metals used in the fracking process. According to Spears & Associates, Inc., $1.2 trillion of capital is expected to be spent in onshore oil and gas drilling and completion in the United States between 2011 and 2017. A portion of this capital will be used to develop over 140,000 horizontal wells in this period, the significant majority of which we believe will be in shale plays. We believe that the majority of producing shale wells will ultimately require appropriately lined ponds for the containment of freshwater, fracking chemicals and flowback water. These expenditures will support anticipated growth in domestic shale oil and gas production. While total domestic natural gas production is projected by the Energy Information Administration, or EIA, to grow by 25% to 26.3 trillion cubic feet, or tcf, in 2035 from 21.0 tcf in 2009, shale gas production is expected to grow by over 250% to account for 47% of total natural gas production by 2035 compared to 16% in 2009.

Our Competitive Strengths

Market leader with strong brand recognition.    We are the largest producer of polyethylene geomembranes in the world. We believe this market position provides us with a number of competitive advantages, including the ability to attract and retain large multinational customers that rely on our global scale and full product breadth for on-time product delivery, as well as flexibility and economies of scale in manufacturing and raw materials procurement. We believe that our established reputation for quality, reliability and technological innovation is an important factor in our customers' purchasing decisions, and is supported by our 30-year corporate history without a product failure resulting in significant liability or environmental damage. Our market position and brand name also create barriers to entry, given the importance of long-term customer relationships, the necessity of meeting the global logistical needs of customers, and the significant investment that would be required to replicate our existing footprint.

Global infrastructure provides key competitive advantages.    Our network of manufacturing facilities and sales and engineering personnel strategically located around the world positions us well to:

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Opportunistically access the most attractive regions and sub-sectors of our markets.  Sustained high prices for precious and industrial metals combined with global industrialization and demand, especially from emerging markets, has expanded mine production in areas such as Chile, Africa, China and Indonesia. In addition, we believe that continued urbanization, GDP growth and increasing environmental regulation will create ongoing demand for environmentally sound waste management infrastructure in China and India. We have a strong, established local presence in the regions where each of these opportunities is located.

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Focus on complex, high-priority applications.  Our ability to supply customers with products from any of our seven manufacturing facilities located on five continents allows us to target large and complex projects for which geosynthetics must be delivered on a strict schedule, particularly for our customers in the mining industry. We are able to provide our customers the confidence of on-time delivery, even for large orders delivered over the course of several months, which provides us with an advantage over regional competitors who may have capacity constraints as a result of their limited facilities. In addition, our global engineering presence allows us to have a local technical dialogue with our customers that allows us to effectively tailor our solutions for these complex projects, which we believe differentiates us from other industry participants and reduces the risk of our customers switching to one of our competitors.

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Capitalize on regional differences in the costs of our raw materials.  Our suppliers sell resins through local markets, and we are able to source raw materials, which primarily consist of resin, for our global operations from the most cost-efficient region. We regularly take advantage of more attractive prices for resin, net of transportation costs, in regions other than where it is ultimately utilized. Although resins are subject to price fluctuation in response to market demand and other factors, our ability to source resins on a global basis provides us with leverage over regional raw material suppliers, which allows us to ensure a consistent supply of competitively priced raw materials.

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Maintain strong, global relationships with our customers and end-users.  We have been able to develop strong, long-term relationships with our multinational customers and end-users as a result of our ability to serve as a value-added partner on a global basis, despite the potentially remote locations of their projects.

Mission-critical solutions customized from broad product offering.    Reliable geosynthetic solutions are critical to the safe and profitable operation of our customers' facilities. In addition, remediation cost and environmental impact of a product failure can be significant relative to the cost of our solutions. We believe we are able to command premium pricing relative to the industry due to the quality and reliability of our products and the significance that our customers place on these factors when purchasing geosynthetics. In addition, we are among a limited number of geosynthetic providers with the product breadth to provide solutions that can be customized for each application. Our ability to create a tailored solution for each project that achieves the necessary physical characteristics using layers of geomembranes, drainage products, GCLs and nonwoven geotextiles provides us with a competitive advantage against regional competitors that have more limited product offerings.

Innovation-driven culture with a history of new product and application development and commercialization.    We believe we are the pioneer in the industry as the first company to have developed lining systems from high-density polyethylene. We have continued our tradition of innovation through our 30-year history. We believe we act as the primary innovator in the industry by applying our global engineering expertise to originate new, proprietary products, develop new applications for our products and work with customers to tailor solutions to their requirements. We have a portfolio of over 35 patents worldwide that have been developed by our in-house engineering personnel. Our engineers work closely with customers and end-users to develop new applications and end markets for our products, and with international standards development organizations to gain acceptance for these uses by these parties. We are a leader in the national and international standards setting process for the geosynthetics industry and hold leadership positions on numerous industry standards development organizations.

Highly experienced management team.    Our senior management team averages over 25 years of experience in geosynthetics and related industries and is responsible for the operational transformation and strategic realignment that was undertaken during 2009 and 2010 to more effectively serve our global customer base, improve our profitability and further diversify our end markets. See "Business – Our History" and "Business – Supply Chain Management" for additional information on our rationalized global infrastructure and strategically repositioned manufacturing capacity. Our new executive management team has instilled a pervasive culture based on innovation, customer service and profitability. Acting as a cohesive global group, our management team is well-equipped to execute on our strategic growth and profitability initiatives.

Our Growth Strategy

Leverage global infrastructure to expand market share in certain geographies and end markets.    We are focused on continuing to utilize our international presence to improve our penetration of high-growth emerging markets, where we generated 38% of our sales in 2010. We are particularly focused on pursuing attractive growth opportunities in Asia, the Middle East and Africa. We plan to expand sales and engineering coverage in certain of these regions and evaluate the deployment of manufacturing lines so that regional production capacity and market opportunities are aligned to address these regions. In addition, we seek to continue expanding our share in key end markets by further developing our targeted product offering for these markets and continuing to grow relationships with existing and new customers globally. By pursuing these strategies, we believe we can improve our access to high-growth regions and markets, enhance our operational flexibility and continue to target high-value projects globally.

Focus on continued sales and operational excellence.    We believe we have a clear strategy for ongoing improvement in our profitability by focusing on both higher-margin products and end markets, as well as continued operational improvement. We anticipate that as our product mix continues to shift towards higher-value proprietary products, our pricing power and profitability will continue to improve. We also expect that our core product strategy of matching product specifications with the application will have a positive impact on our profitability. In addition, we expect to continue to see the benefits of the operational transformation we implemented in 2010. Among other initiatives, we diversified our resin sources on a global basis, implemented margin management and pricing programs, eliminated two high-cost manufacturing locations, sold a non-core labor-intensive installation business and permanently reduced our headcount by approximately 38% since December 2008. We believe that as our volumes increase, the operating leverage we have created through facility and business line rationalizations will continue to have a positive impact on our profitability. Finally, we expect our margin management and supply chain diversification initiatives to become increasingly effective as they continue to become refined.

Accelerate new product development.    We plan to continue to expand the breadth of our product offering, which allows us to customize products for specific applications and deepen our relevance to key end markets. Through our extensive global engineering and product development capabilities, we plan to enhance our core products as well as develop new higher-margin proprietary products and solutions. While our higher-margin proprietary products and solutions are currently only manufactured at our Houston facility, we plan to expand our production capabilities for these products globally. With respect to our core products, our strategy focuses on developing tiers of products that are fit-for-purpose, so that product specifications are determined by the application, thereby maximizing our overall customer value proposition. For instance, heap leach mining applications, in which valuable metals dissolved in harsh chemicals need to be contained require different geosynthetic products than aquaculture applications, where water needs to be contained. With respect to our new products, our strategy involves developing solutions engineered to resolve common problems in our end markets and applications. These next generation products often provide higher technical capabilities and higher margins. For instance, we offer our customers a lining solution that allows for leak detection during installation and throughout the project lifecycle, thereby reducing the risk of long-term environmental damage and providing a liability management tool for the end-user.

Continue to develop new end markets and applications for our products.    As environmental regulations continue to be adopted in our domestic and international end markets, we will continue to respond to these regulations by cultivating new applications for our products. We believe we are well-positioned to develop new addressable markets as a result of our position as the innovator in the industry, our strong engineering and product development capabilities, our deep relationships with customers and end-users and our experience working with relevant governmental agencies. For instance, we are developing a proprietary product that effectively addresses the requirements of the emerging domestic coal ash containment market. We have been proactively working with coal-fired electric utilities that must ultimately comply with pending coal ash regulation to discuss the merits of this proprietary product and form partnerships to address this market. We have developed a similar approach to address the increasing demand for our products in the shale oil and gas end markets. As a result of these efforts, we anticipate having the critical first-mover advantage in these important high-growth, high-margin markets.

Selectively pursue investment and acquisition opportunities.    We plan to pursue strategic investment opportunities, both organic and acquisitive in nature. In an effort to ensure we have manufacturing capacity located where it would be most advantageous, we intend to make capital investments in our facilities that serve the Asian, Middle Eastern and African markets, as well as in our facilities which we expect will serve the domestic coal ash containment markets. In addition, given the fragmented nature of the geosynthetics industry, we believe that there may be opportunities to pursue value-added acquisitions at attractive valuations in the future, which may augment our geographic footprint, broaden our product offerings, expand our technological capabilities and capitalize on potential operating synergies.

Risk Factors

Investing in shares of our common stock involves a high degree of risk. See "Risk Factors" beginning on page 18 of this prospectus for a discussion of factors you should carefully consider before investing in our common stock. If any of these risks actually occurs, our business, financial condition, results of operations, cash flows and prospects would likely be materially and adversely affected. As a result, the trading price of our common stock would likely decline, and you could lose all or part of your investment. Below is a summary of some of the principal risks related to our business.

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Our business depends on the levels of capital investment expenditures by our customers, which are affected by factors such as the state of domestic and global economics, the cyclical nature of our customers' markets, our customers' liquidity and the condition of global credit and capital markets.

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Our future sales depend, in part, on our ability to bid and win new orders. Our failure to effectively obtain future orders could adversely affect our profitability.

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Increases in prices or disruptions in supply of our raw materials could adversely impact our financial condition.

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Our future growth depends, in part, on developing new applications and end markets for our products.

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Unexpected equipment failures or significant damage to one or more of our manufacturing facilities would increase our costs and reduce our sales due to production curtailments or shutdowns.

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We operate in a highly competitive industry.

Our Principal Stockholder

Our principal stockholder, CHS Capital LLC, or CHS, acquired its interest in us on May 18, 2004, which we refer to as the Acquisition. CHS beneficially owns substantially all of our outstanding shares of common stock. CHS is a Chicago-based private equity firm with 23 years of experience investing in the middle market. Targeting well-managed companies with enterprise values between $75 million and $500 million, CHS partners with management teams to focus on accelerating growth and enhancing capabilities and resources. CHS has specialized expertise in the consumer and business services; distribution; and industrial, infrastructure and energy sectors and has completed 74 platform investments and 235 add-on investments. Founded in 1988, CHS has formed five private equity funds and has $2.9 billion of committed capital in active investment funds. CHS currently manages 15 portfolio investments with combined annual revenues in excess of $4.5 billion.

Our Corporate Information

We are incorporated in Delaware and our corporate offices are located at 19103 Gundle Road, Houston, Texas 77073. Our telephone number is (281) 443-8564. Our website address is www.gseworld.com. None of the information on our website or any other website identified herein is part of this prospectus or the registration statement of which it forms a part.

The Offering

Common stock offered by us	5,400,000 shares.
Common stock offered by the selling stockholders	3,600,000 shares (4,950,000 shares if the underwriters exercise their over-allotment in full).
Common stock outstanding after this offering	17,012,045 shares.
Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $68.3 million, based upon an assumed initial public offering price of $14.00 per share (the midpoint of the range set forth on the cover page of this prospectus) after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds to us from this offering:
• to repay $40.3 million of borrowings under our Second Lien Term Loan and $18.0 million of borrowings under our Revolving Credit Facility;
• to pay a one-time fee of $3.0 million to Code Hennessy & Simmons IV LP, or CHS IV, in consideration for the termination of the management agreement between us and CHS IV; and
• for working capital and general corporate purposes.
See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources."
We will not receive any proceeds from the shares sold by the selling stockholders.
Dividend policy	We have no current plans to pay dividends on our common stock in the foreseeable future. See "Dividend Policy."
Risk factors	See "Risk Factors" for a discussion of risks you should carefully consider before deciding to invest in our common stock.
Proposed New York Stock Exchange symbol	"GSE"

The number of shares of our common stock to be outstanding following this offering is based on (i) 10,809,987 shares of our common stock outstanding as of September 30, 2011, (ii) 5,400,000 shares of our common stock to be issued and sold by us in this offering, (iii) 464,715 shares of our common stock to be issued to certain of our executive officers pursuant to bonus letter agreements and (iv) 337,343 shares of our common stock to be issued pursuant to the exercise of vested options by certain selling stockholders for the purpose of selling such shares in this offering. In this prospectus, unless otherwise indicated, the number of shares of common stock outstanding and the other information based thereon does not reflect 9,518,704 shares of common stock that have been reserved for issuance under our Amended and Restated 2004 Stock Option Plan, or our 2004 Stock Option Plan, and our 2011 Omnibus Incentive Compensation Plan, or our 2011 Plan (excluding shares of common stock to be issued to certain selling stockholders as described above), under which, as of September 30, 2011, options to purchase 1,771,248 shares of common stock had been granted at a weighted average exercise price of $2.58 per share.

Unless otherwise indicated, this prospectus:

•
assumes an initial public offering price of $14.00 per share (the midpoint of the range set forth on the cover page of this prospectus);

•
assumes no exercise of the underwriters' option to purchase up to an additional 1,350,000 shares of common stock from the selling stockholders to cover over-allotments; and

•
gives effect to a 3.621-for-1 stock split effected on November 22, 2011.

Summary Historical and Pro Forma Consolidated Financial and Operating Data

The following tables set forth our summary historical consolidated financial and operating data and our summary unaudited pro forma condensed consolidated financial data as of the dates and for the periods indicated. Our summary historical consolidated financial data as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements that are included elsewhere in this prospectus. Our summary historical consolidated financial data as of September 30, 2011 and for the nine months ended September 30, 2010 and 2011 have been derived from our unaudited condensed consolidated financial statements that are included elsewhere in this prospectus and contain all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of our financial position, results of operations and cash flows for the periods presented.

The following summary historical consolidated financial data have been restated for the years ended December 31, 2008, 2009 and 2010. See note 3, "Restatement of Previously Issued Financial Statements," to our audited consolidated financial statements included elsewhere in this prospectus.

The following summary historical consolidated financial and operating data have been retrospectively reclassified to exclude discontinued operations for all periods presented. In March 2008, we exited the synthetic turf business, which operated as GSE GeoSport Surfaces, or GeoSport. In April 2010, we sold our 75.5% interest in GSE Bentoliner (Canada), Inc., or Bentoliner. In June 2010, we divested our United States Installation Business, or U.S. Installation. In July 2010, we closed GSE Lining Technology Limited, or GSE UK, our manufacturing facility located in the United Kingdom. See note 4, "Discontinued Operations," to our audited consolidated financial statements included elsewhere in this prospectus.

Our summary unaudited pro forma condensed consolidated financial data for the year ended December 31, 2010 and as of and for the nine months ended September 30, 2010 have been derived from our unaudited pro forma condensed consolidated financial statements set forth under "Unaudited Pro Forma Condensed Consolidated Financial Statements." Our unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2010 and the nine months ended September 30, 2011 give effect to (i) the Refinancing Transactions (as defined below), (ii) this offering and the use of proceeds therefrom as set forth under "Use of Proceeds" and (iii) the issuance of shares pursuant to bonus letter agreements and the exercise of options (see "Capitalization"), in each case as if they had occurred on January 1, 2010. Our unaudited pro forma condensed consolidated balance sheet as of September 30, 2011 gives effect to (i) this offering and the use of proceeds therefrom as set forth under "Use of Proceeds" and (ii) the issuance of shares pursuant to bonus letter agreements and the exercise of options (see "Capitalization"), in each case as if they had occurred on September 30, 2011.

For a description of the assumptions used in preparing the unaudited pro forma condensed consolidated financial statements, see "Unaudited Pro Forma Condensed Consolidated Financial Statements." The summary unaudited pro forma condensed consolidated financial data are presented for informational purposes only and are not intended to represent or be indicative of the consolidated results of operations or financial position that we would have reported had the Refinancing Transactions or this offering been completed as of the dates and for the periods presented, and should not be taken as representative of our consolidated results of operations or financial condition following the completion of this offering.

The summary financial and operating data presented below should be read together with "Capitalization," "Unaudited Pro Forma Condensed Consolidated Financial Statements," "Selected Historical Consolidated Financial and Operating Data," "Management's Discussion and Analysis of

Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Years Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
	(Restated)	(Restated)	(Restated)	(Unaudited)
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Sales	$408,995	$291,199	$342,783	$253,038	$353,791
Cost of products	357,010	258,037	298,900	222,836	300,925

Gross profit	51,985	33,162	43,883	30,202	52,866
Selling, general and administrative expenses	27,407	31,776	40,078	31,064	31,499
Amortization of intangibles	3,044	2,619	2,284	1,710	1,057

Operating income (loss)	21,534	(1,233)	1,521	(2,572)	20,310
Other expenses (income):
Interest expense, net of interest income	20,819	19,188	19,454	14,531	14,978
Foreign currency transaction (gain) loss	(413)	375	(1,386)	(718)	36
Change in fair value of derivatives	(2,682)	210	59	59	–
Loss on extinguishment of debt	–	–	–	–	2,016
Other income, net	(690)	(3,031)	(2,193)	(1,457)	(928)

Income (loss) from continuing operations before income taxes	4,500	(17,975)	(14,413)	(14,987)	4,208
Income tax expense (benefit)	6,414	(4,537)	(2,069)	(322)	2,401

Income (loss) from continuing operations	(1,914)	(13,438)	(12,344)	(14,665)	1,807
Income (loss) from discontinued operations, net of income taxes	(746)	(2,846)	(4,428)	(4,220)	83

Net income (loss)	(2,660)	(16,284)	(16,772)	(18,885)	1,890
Non-controlling interest in consolidated subsidiary	14	(51)	25	25	–

Net income (loss) attributable to GSE Holding, Inc.	$(2,646)	$(16,335)	$(16,747)	$(18,860)	$1,890
Income (loss) from continuing operations per share:
Basic	$(0.18)	$(1.24)	$(1.14)	$(1.36)	$0.17

Diluted(1)	$(0.18)	$(1.24)	$(1.14)	$(1.36)	$0.15

Net income (loss) per common share:
Basic	$(0.25)	$(1.51)	$(1.55)	$(1.75)	$0.17
Diluted(1)	$(0.25)	$(1.51)	$(1.55)	$(1.75)	$0.16

	Years Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
	(Restated)	(Restated)	(Restated)	(Unaudited)
	(in thousands, except per share data)
Weighted average common shares used in computing net income (loss) per share (in thousands):
Basic	10,810	10,810	10,810	10,810	10,810
Diluted	10,810	10,810	10,810	10,810	11,830
Pro Forma Statement of Operations Data(2):
Pro forma income (loss) from continuing operations			$(5,477)		$8,167
Pro forma net income (loss) per common share from continuing operations:
Basic			$(0.33)		$0.49
Diluted			$(0.33)		$0.47
Pro forma weighted average common shares outstanding:
Basic			16,534		16,534
Diluted			16,534		17,304
Other Financial Data (unaudited):
Adjusted gross margin(3)	15.0%	14.5%	15.5%	14.6%	16.9%
Adjusted EBITDA(4)	38,399	19,151	28,064	19,127	35,710
Capital expenditures	5,836	2,842	3,337	1,887	7,713
Operating Data (unaudited):
Volume shipped (thousands of pounds)	339,251	298,620	337,811	249,570	288,169

				As of September 30, 2011
				Actual	As Adjusted(5)
				(Unaudited)
				(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents				$8,720	$11,771
Accounts receivable, net				97,052	97,052
Inventories, net				54,652	54,652
Total assets				303,062	310,227
Total debt, including current portion				197,246	139,734
Total stockholders' equity				34,420	99,097

(1)
We recorded a net loss in each of the periods presented excluding the nine months ended September 30, 2011. Potential common shares are anti-dilutive in periods in which we record a net loss because they would reduce the respective period's net loss per share. Anti-dilutive potential common shares are excluded from the calculation of diluted earnings per share. As a result, diluted net loss per share was equal to basic net loss per share in each of the periods presented excluding the nine months ended September 30, 2011.

(2)
Pro forma statement of operations data give effect to (i) the Refinancing Transactions, (ii) this offering and the use of proceeds therefrom as set forth under "Use of Proceeds" and (iii) the issuance of shares pursuant to bonus letter agreements and the exercise of options (see "Capitalization"), in each case as if they had occurred on January 1, 2010. In accordance with Rule 11-02(c)(2) of Regulation S-X, we have only presented the pro forma statement of operations data for the most recent fiscal year (i.e., 2010) and the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required (i.e., the nine months ended September 30, 2011).

(3)
Adjusted gross margin represents the difference between sales and cost of products, excluding depreciation expense included in cost of products, divided by sales and, accordingly, does not take into account the non-cash impact of depreciation expense included in the cost of products of $9.4 million, $9.1 million and $9.1 million in 2008, 2009 and 2010, respectively, and of $6.8 million and $7.1 million in the nine months ended September 30, 2010 and 2011, respectively. Disclosure in this prospectus of adjusted gross margin, which is a "non-GAAP financial measure," as defined under the rules of the Securities and Exchange Commission, or SEC, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. We believe this measure is helpful in understanding our past performance as a supplement to gross margin and other performance measures calculated in conformity with GAAP.

We believe this measure is meaningful to our investors because it provides a measure of operating performance that is unaffected by non-cash accounting measures. Adjusted gross margin has limitations as an analytical tool because it excludes the impact of depreciation expense included in cost of products, and it should be considered in addition to, not as a substitute for, measures of financial performance reported in accordance with GAAP such as gross margin. Our calculation of adjusted gross margin may not be comparable to similarly titled measures reported by other companies. The following table reconciles gross margin to adjusted gross margin for the periods presented in this table and elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
	(Restated)	(Restated)	(Restated)
Gross margin	12.7%	11.4%	12.8%	11.9%	14.9%
Depreciation expense (as a percentage of sales)	2.3	3.1	2.7	2.7	2.0

Adjusted gross margin	15.0%	14.5%	15.5%	14.6%	16.9%

(4)
Adjusted EBITDA represents net income or loss before interest expense, income tax expense, depreciation and amortization of intangibles, change in the fair value of derivatives, loss (gain) on foreign currency transactions, restructuring expenses, extraordinary and non-recurring professional fees, stock-based compensation expense, loss (gain) on asset sales, loss on extinguishment of debt and management fees paid to CHS.

Disclosure in this prospectus of Adjusted EBITDA, which is a "non-GAAP financial measure," as defined under the rules of the SEC, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. Adjusted EBITDA should not be considered as an alternative to net income, income from continuing operations or any other performance measure derived in accordance with GAAP. Our presentation of Adjusted EBITDA should not be construed to imply that our future results will be unaffected by unusual or non-recurring items.

We believe this measure is meaningful to our investors to enhance their understanding of our financial performance. Although Adjusted EBITDA is not necessarily a measure of our ability to fund our cash needs, we understand that it is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and to compare our performance with the performance of other companies that report Adjusted EBITDA. Adjusted EBITDA should be considered in addition to, not as a substitute for, net income, income from continuing operations and other measures of financial performance reported in accordance with GAAP. Our calculation of Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. The following table reconciles net loss to Adjusted EBITDA for the periods presented in this table and elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
	(Restated)	(Restated)	(Restated)
	(in thousands)
Net income (loss) attributable to GSE Holding, Inc.	$(2,646)	$(16,335)	$(16,747)	$(18,860)	$1,890
(Income) loss from discontinued operations, net of income taxes	746	2,846	4,428	4,220	(83)
Interest expense, net of interest rate swap	20,398	18,005	18,935	14,025	14,983
Income tax expense (benefit)	6,414	(4,537)	(2,069)	(322)	2,401
Depreciation and amortization expense	13,219	12,703	12,700	9,486	9,340
Change in the fair value of derivatives(a)	(2,682)	210	59	59	–
Foreign currency transaction (gain) loss(b)	(413)	375	(1,386)	(718)	36
Restructuring expense(c)	–	1,444	1,096	1,183	381
Professional fees(d)	262	1,436	8,904	8,462	3,143
Stock-based compensation expense(e)	450	28	67	14	75
Management fees(f)	2,004	2,004	2,019	1,519	1,520
Loss on extinguishment of debt(g)	–	–	–	–	2,016
Other(h)	647	972	58	59	8

Adjusted EBITDA	$38,399	$19,151	$28,064	$19,127	$35,710

(a)
Represents the mark-to-market change in the value of three interest rate swaps, including one entered into in July 2010 in connection with our German revolving credit facility, one entered into in January 2005 and one in June 2009, each as a mechanism to convert $75.0 million of fixed rate debt to variable rate debt.

(b)
Primarily related to gains and losses incurred on purchases, sales, intercompany loans and dividends denominated in non-functional currencies.

(c)
Represents severance costs primarily related to the restructuring and productivity improvement programs we adopted during the fourth quarter of 2009.

(d)
Represents consulting and other advisory fees related to recruiting a new chief executive officer in 2008 and 2009 and the restructuring and productivity improvement programs adopted by us during the fourth quarter of 2009, which primarily consists of fees related to the engagement of an independent consulting firm that specializes in performance improvements for portfolio companies of private equity firms.

(e)
Represents the compensation expense attributable to each respective period based on the calculated value of employee stock options.

(f)
Represents management fees that will terminate in connection with this offering. See "Certain Relationships and Related Party Transactions – Management Agreement."

(g)
Represents the loss recognized in connection with the refinancing of our Senior Notes as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – The Refinancing Transactions; Description of Long Term Indebtedness."

(h)
2008 and 2009 include $0.6 million of disaster recovery expense associated with Hurricane Ike and $1.0 million of death benefits paid to the estate of our former President and Chief Executive Officer, respectively. Otherwise, relates to gains and losses on asset sales.
(5)
As adjusted to reflect (i) our one-time payment of $3.0 million to CHS IV, in consideration for the termination of the management agreement between us and CHS IV, as described in "Certain Relationships and Related Party Transactions – Management Agreement," (ii) our issuance of 186,593 shares of our common stock immediately prior to the closing of this offering to certain of our executive officers as bonuses for the successful completion of this offering pursuant to bonus letter agreements, as described in "Executive Compensation – Compensation Discussion and Analysis – Bonus Letter Agreements," (iii) our issuance of 1,127,326 shares of our common stock pursuant to the exercise of vested options by certain selling stockholders for the purpose of selling such shares in this offering, (iv) our receipt of net proceeds from this offering of $68.3 million after deducting underwriting discounts and commissions and estimated offering expenses and (v) the application of the net proceeds from this offering as described in "Use of Proceeds."

Risk Factors

This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase shares of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. As a result, the trading price of our common stock could decline and you could lose all or part of your investment in our common stock.

Risks related to our business

Our business depends on the levels of capital investment expenditures by our customers, which are affected by factors such as the state of domestic and global economies, the cyclical nature of our customers' markets, our customers' liquidity and the condition of global credit and capital markets.

Our products are generally integrated into complex, large-scale projects undertaken by our customers. As such, demand for most of our products depends on the levels of new capital investment expenditures by our customers. The levels of capital expenditures by our customers, in turn, depend on general economic conditions, availability of credit, economic conditions within their respective industries and geographies and expectations of future market behavior. The ability of our customers to finance capital investment may also be affected by factors independent of the conditions in their industry, such as the condition of global credit and capital markets.

The businesses of many of our customers, particularly mining, waste management and liquid containment companies are, to varying degrees, cyclical and have experienced periodic downturns that may adversely impact our sales in the future as they have in the past. The demand for our products by these customers depends, in part, on overall levels of industrial production and construction, general economic conditions and business confidence levels. During economic downturns, our customers in these industries have historically tended to delay large capital projects, as they did during the global recession in 2007 through 2009, which had a negative effect on our results of operations. Additionally, fluctuating energy demand forecasts and lingering uncertainty concerning commodity pricing can cause our customers to be more conservative in their capital planning, which may also reduce demand for our products. Significant fluctuations or reductions in copper, gold and silver prices, for example, generally depress the level of mining activity and result in a corresponding decline in the demand for our products among mining customers, as occurred during 2007 through 2009. Reduced demand for our products could result in the delay or cancellation of existing orders or lead to excess manufacturing capacity, which unfavorably impacts our absorption of fixed manufacturing costs. Any of these outcomes could adversely affect our business, financial condition, results of operations and cash flows.

While growth in North American and European markets have historically trended with GDP growth, emerging markets present significant growth opportunities. If we are not successful in shifting sales to the growing emerging and frontier markets, the growth in our sales could moderate. Additionally, some of our customers may delay capital investment even during favorable conditions in their markets. Lingering effects of global financial markets and banking systems disruptions experienced in 2007 through 2009 continue to make credit and capital markets difficult for some companies to access. Difficulties in accessing these markets and the associated costs can have a negative effect on investment in large capital projects, even during favorable market conditions. In addition, the liquidity and financial position of our customers could impact their ability to pay in full or on a timely basis. Any of these factors, whether individually or in the aggregate, could have a material adverse effect on our customers and, in turn, our business, financial condition, results of operations and cash flows.

Our future sales depend, in part, on our ability to bid and win new orders. Our failure to effectively obtain future orders could adversely affect our profitability.

Our future sales and overall results of operations require us to successfully bid on new orders that are frequently subject to competitive bidding processes. For example, in 2010, the substantial majority of our sales consisted of supplying products for projects pursuant to competitive bids. Our sales from major projects depend, in part, on the level of capital expenditures in our principal end markets, including the mining, waste management, liquid containment, coal ash containment and shale oil and gas industries. The number of such projects we win in any particular year fluctuates, and is dependent on the number of projects available and our ability to bid successfully for such projects. Proposals and negotiations are complex and frequently involve a lengthy bidding and selection process, which is affected by a number of factors, such as competitive position, market conditions, financing arrangements and required governmental approvals. If negative market conditions arise, or if we fail to secure adequate financial arrangements or required governmental approvals, we may not be able to pursue particular projects, which could adversely affect our profitability.

Increases in prices or disruptions in supply of our raw materials could adversely impact our financial condition.

Pricing for our products is driven to a large extent by the costs of polyethylene resin and other raw materials, which significantly impact our operating results. In 2010, raw materials cost represented 80% of our cost of products. Our principal raw material, polyethylene resin, is occasionally in short supply and subject to price fluctuation in response to availability of manufacturing capacity, market demand and the price of feedstocks, including crude oil and natural gas. In recent months, for example, the industrywide price of polyethylene resin has increased from $0.78 per pound in June 2010 to $0.96 per pound in May 2011 based on publicly available data from Chemical Data LLC, or CDI. Our performance depends, in part, on our ability to reflect changes in resin costs in the selling prices for our products. In the past we have generally been successful in managing increased raw material costs and have increased selling prices only when necessary, but we may not be able to do so in the future.

We do not enter into long-term purchase orders for the delivery of raw materials. Our orders with suppliers are flexible and do not contain minimum purchase volumes or fixed prices. Accordingly, our suppliers may change their prices and other purchase terms on a monthly basis. We believe we have improved our raw material purchasing practices over recent years with the implementation of advanced pricing and forecasting tools, more centralized procurement and additional sourcing relationships, which has decreased our raw material costs. However, competitive market conditions in our industry and contractual arrangements with certain of our customers may limit our ability to pass the full cost of higher resin or other raw material pricing through to our customers promptly or completely. Even in cases in which our contractual arrangements with our customers permit us to pass on the cost of higher resin, enforcing such provisions may have a negative effect on our relationships with our customers. For example, in early 2010, we sought to enforce re-pricing provisions against a number of our customers to offset a dramatic increase in resin prices. As a result, we experienced a slower customer order rate for several months following the re-pricing, which adversely affected our results of operations. Raw material shortages or significant increases in the price of raw materials increase our costs and may reduce our operating income if we are not able to pass through all of the increases to our customers.

Additionally, if any of our key polyethylene resin suppliers were unable to deliver resin to us for an extended period of time, or if we were no longer able to purchase resin at competitively advantageous prices, we may not be able to satisfy our resin requirements through other suppliers on competitive terms, or at all, which could have a material adverse effect on our results of operations. Increases in resin prices or a significant interruption in resin supply could have a material adverse effect on our financial condition, results of operations or cash flows. We do not currently enter into derivative instruments to offset the impact of resin price fluctuations and do not intend to do so for the foreseeable future.

Our future growth depends, in part, on developing new applications and end markets for our products.

Changes in legislative, regulatory or industry requirements or competitive technologies may render certain of our products obsolete. We place a high priority on developing new products, as well as enhancing our existing products, and our success depends on our ability to anticipate changes in regulatory and technology standards and to cultivate new applications for our products as the geosynthetics industry evolves. If we are unable to develop and introduce new applications and new addressable markets for our products in response to changes in environmental regulations, changing market conditions or customer requirements or demands, our competitiveness could be materially and adversely affected. For example, we have spent considerable resources developing higher-value products that are currently only sold in the North American market. If we are unable to introduce these products to other markets, our margin growth may be moderated. Furthermore, we cannot be certain that any new or enhanced product will generate sufficient sales to justify the expenses and resources devoted to such product diversification effort.

Unexpected equipment failures or significant damage to one or more of our manufacturing facilities would increase our costs and reduce our sales due to production curtailments or shutdowns.

We operate seven manufacturing facilities on five continents. Our operations have been centrally managed and coordinated from our facility in Houston, Texas since 2010. An interruption or suspension of production capabilities at these facilities, or significant damage to one or more of our facilities, as a result of equipment failure, fire, explosions, long-term mechanical breakdowns, violent weather conditions or other natural disasters, work stoppages, power outages, war, terrorist activities, political conflict or other hostilities or any other cause, could result in our inability to manufacture our products, which would reduce our sales and earnings for the affected period, affect our relationships with our most significant customers and distributors and cause us to lose future sales. For example, our facility in Houston, Texas was impacted by Hurricane Ike in 2008 and had to be shut down for a period of 12 days. A similar natural disaster in the future could have a material adverse effect on our global operations. Our business interruption insurance may not be sufficient to cover all of our losses from a natural disaster, in which case our reimbursed losses could be substantial.

We operate in a highly competitive industry.

We sell our products in a very competitive marketplace that is characterized by a small number of large, global producers, including Agru Kunststofftechnik GmbH and a large number of small, local or regional producers. The principal resin types that we use in our products are high-density polyethylene and linear low-density polyethylene. We compete both with companies that use the same raw materials that we do and with companies that use different raw materials. Additionally, companies that manufacture geosynthetic products that are not currently competing with us may decide to do so in the future. Competition is primarily based on product performance, quality and pricing. Pricing remains very competitive on a regional basis, with excess capacity in the industry impacting margins. Moreover, our current and potential competitors may have substantially greater financial resources, name recognition, research and development, marketing and human resources than we have. In addition, our competitors may succeed in developing new or enhanced products that are better than our products. These companies may also prove to be more successful than we are in marketing and selling these products. We may not be able to compete successfully with any of these companies. Increased competition as to any of our products could result in price reductions, reduced margins and loss of market share, which could negatively affect our business, financial condition, results of operations, cash flows or prospects.

We may not be able to manage our expansion of operations effectively.

We anticipate continued expansion of our business to address growth in demand for our products, as well as to capture new market opportunities. To manage the potential growth of our operations, we will be required to improve our operational and financial systems, procedures and controls, increase manufacturing capacity and output and expand, train and manage our internal personnel. For example, we currently manufacture our higher-margin proprietary products only in Houston, but plan to manufacture these products globally in the future. Furthermore, we will need to maintain and expand our relationships with our customers, suppliers and other third parties. We cannot assure you that our current and planned operations, personnel, systems or internal procedures and controls will be adequate to support our future growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures.

Our inability to deliver our products on time could affect our future sales and profitability and our relationships with our customers.

Our ability to meet customer delivery schedules for our products is dependent on a number of factors including, but not limited to, access to the raw materials required for production, an adequately trained and capable workforce, project engineering expertise for certain large projects, sufficient manufacturing plant capacity and appropriate planning and scheduling of manufacturing resources. Our failure to deliver in accordance with customer expectations may result in damage to existing customer relationships and result in the loss of future business. Any such loss of future business could negatively impact our financial performance and cause adverse changes in the market price of our common stock.

We are subject to certain risks associated with our international operations that could harm our revenues and profitability.

We have significant international operations, and we intend to increase our international manufacturing and distribution capacity in the future. Certain risks are inherent in international operations, including:

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difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

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foreign customers with longer payment cycles than customers in the United States;

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tax rates in certain foreign countries that exceed those in the United States and foreign earnings subject to withholding requirements;

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imposition of tariffs, quotas, exchange controls or other trade barriers;

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general economic conditions, political unrest and terrorist attacks;

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exposure to possible expropriation or other governmental actions;

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increased complexity and costs of staffing and managing widespread operations;

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import and export licensing requirements;

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restrictions on repatriating foreign profits back to the United States;

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increased risk of corruption, self-dealing or other unethical practices among business partners in less developed regions of the world that may be difficult to deter or remedy;

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difficulties protecting our intellectual property; and

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difficulties associated with complying with a variety of foreign laws and regulations, some of which may conflict with U.S. laws.

In addition, foreign operations involve uncertainties arising from local business practices, cultural considerations and international political and trade tensions. For example, our operations in Egypt were briefly suspended earlier this year due to political unrest in that country. As we continue to expand our business globally, our success will be dependent, in part, on our ability to anticipate and effectively manage these and other risks. We cannot assure you that we will be able to manage effectively these risks or that these and other factors will not have a material adverse effect on our international operations or our business, financial condition, results of operations or cash flows.

Our international operations are subject to political and economic risks for conducting business in corrupt environments.

Although a portion of our international business is currently in regions where the risk level and established legal systems are similar to those in the United States, we also conduct business in developing countries. We are focusing on increasing our sales in regions such as South America, Southeast Asia, India, China and the Middle East, which are less developed, have less stable legal systems and financial markets and are generally recognized as potentially more corrupt business environments than the United States and thus present greater political, economic and operational risks. We emphasize compliance with the law and have various internal policies and procedures in place and conduct ongoing training of employees with regard to business ethics and key legal requirements such as the U.S. Foreign Corrupt Practices Act, or the FCPA, and similar anti-corruption laws and regulations in other jurisdictions. These laws and regulations generally prohibit companies and their intermediaries from making improper payments to non-U.S. government officials for the purpose of obtaining or retaining business or securing an improper business advantage. Despite such policies and procedures and the FCPA training we provide to our employees, we cannot guarantee that our employees will adhere to our code of business conduct, other company policies or the anti-corruption laws of a particular nation. If we are found to be liable for FCPA or similar anti-corruption law or regulatory violations, whether due to our or others' actions or inadvertence, we could be subject to civil and criminal penalties or other sanctions and could incur significant costs for investigation, litigation, fees, settlements and judgments, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Currency exchange rate fluctuations could have an adverse effect on our results of operations and cash flows.

We generate a significant portion of our sales, and incur a significant portion of our expenses, in currencies other than U.S. dollars. In 2010 and the nine months ended September 30, 2011, 34% and 31% of our sales, respectively, were denominated in a currency other than the U.S. dollar, and as of September 30, 2011, 26% of our assets and 12% of our liabilities were denominated in a currency other than the U.S. dollar. To the extent that we are unable to match sales received in foreign currencies with costs paid in the same currency, exchange rate fluctuations in any such currency could have an adverse effect on our results of operations and cash flows. During times of a strengthening U.S. dollar, our reported sales from our international operations will be reduced because the applicable local currency will be translated into fewer U.S. dollars. We do not currently enter into derivative instruments to offset the impact of currency exchange rate fluctuations and do not intend to do so for the foreseeable future.

Our operating results may be subject to quarterly fluctuations due to the possible delayed recognition of large orders in our financial statements.

Our sales efforts for many of our products involve discussions with the end-users during the planning phase of projects. The planning, designing and manufacturing process can be lengthy. The typical planning and design phase for our projects ranges from six months to four years. As a result, there is often a delay between the investment of resources in developing and supplying a product and the recognition in our financial statements of the sales of the product. Our long sales cycle and the unpredictable period of time between the placement of an order and our ability to recognize the sales associated with the order make sales predictions difficult, particularly on a quarterly basis, and can cause our operating results to fluctuate significantly from quarter to quarter.

The costs and difficulties of acquiring and integrating complementary businesses and technologies could impede our future growth and adversely affect our competitiveness.

As part of our growth strategy, we will consider acquiring complementary businesses. Future acquisitions could result in the incurrence of debt and contingent liabilities, which could have a material adverse effect on our business, financial condition and results of operations. Risks we could face with respect to acquisitions include:

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greater than expected costs and management time and effort involved in identifying, completing and integrating acquisitions;

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risks associated with unanticipated events or liabilities;

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potential disruption of our ongoing business and difficulty in maintaining our standards, controls, information systems and procedures;

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entering into markets and acquiring technologies in areas in which we have little experience;

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the inability to successfully integrate the products, services and personnel of any acquisition into our operations;

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a need to incur debt, which may reduce our cash available for operations and other uses; and

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the realization of little, if any, return on our investment.

If we are unable to retain key executives and other personnel, our growth may be hindered.

Our success largely depends on maintaining our staff of qualified professionals, many of whom have numerous years of experience and specialized expertise in our business. The market for qualified professionals is competitive, and we may not continue to be successful in our efforts to attract and retain these professionals. In particular, our President and Chief Executive Officer, Mark C. Arnold, has considerable industry experience and would be difficult to replace. As such, our future operations could be harmed if any of our senior executives or other key personnel ceased working for us. Our future operations could also be harmed if we are unable to attract, hire, train and retain qualified managerial, sales, operations, engineering and other technical personnel.

Although we have employment and non-competition agreements with certain of our key employees, those agreements may not assure the retention of our employees, and we may not be able to enforce all of the provisions in any employment or non-competition agreement. In addition, we do not have key person insurance on any of our senior executives or other key personnel. The loss of any member of our senior management team or other key employee could damage critical customer relationships, result in the loss of vital knowledge, experience and expertise, lead to unanticipated recruitment and training costs and make it more difficult to successfully operate our business and execute our business strategy.

We may be adversely affected by environmental and health and safety regulations to which we are subject.

We are required to comply with a variety of federal, state, local and foreign laws governing the protection of the environment, the exposure of persons and property to hazardous substances and occupational health and safety. These laws regulate, among other things, the generation, storage, handling, use and transportation of hazardous materials; the disposal and release of wastes and other substances into soil, air or water; and our obligations relating to the health and safety of our workers and the public. We are also required to obtain and comply with environmental permits and licenses for certain operations. We cannot assure you that we are at all times in full compliance with all environmental laws, permits or licenses. If we violate or fail to comply with these requirements, we could be subject to private party or governmental claims, the issuance of administrative, civil and criminal fines or penalties, the denial, modification or revocation of permits, licenses or other authorizations, the imposition of injunctive obligations or other limitations on our operations, including the cessation of operations, and requirements to perform site investigatory, remedial or other corrective action. In some instances, such actions could be material and could result in adverse impacts on our operations and financial condition. Certain environmental requirements, and the interpretation of those requirements by regulators and courts, change frequently and might also become more stringent over time. We therefore cannot assure you that we will not incur material costs or liabilities related to our future compliance with these requirements. We have made and will continue to make capital and other expenditures to comply with environmental requirements. Because of the nature of our business, changes in environmental laws and the costs associated with complying with such requirements could have a material adverse effect on our business.

We are also subject to laws governing the cleanup of contaminated property. Under these laws, we could be held liable for costs and damages relating to contamination of our past or present facilities and at third-party sites to which our facilities sent wastes or hazardous substances. The amount of such liability could be material. We cannot assure you that we will not have liability for any such contamination, nor can we assure you that we will not experience an accident or become liable for any other contamination that may have occurred in the past (including such liability to buyers of properties or businesses that we have sold).

Product liability and indemnification claims could have a material adverse effect on our operating results. Our ability to maintain insurance may be limited, and our coverage may not be sufficient for all claims.

Our products are used in, among other things, containment systems for the prevention of groundwater contamination. Our products are also used in significant public works projects. Accordingly, we face an inherent business risk of exposure to product liability claims (including claims for strict liability and negligence) and claims for breach of contract in the event that the failure of our products or their installation results, or is alleged to result, in property damage, damage to the environment or personal injury. We agree in most cases to indemnify the site owner, general contractor and others for certain damages resulting from our negligence and that of our employees. We cannot assure you that we will not incur significant costs to defend product liability and breach of contract claims or that we will not experience any material product liability losses or indemnification obligations in the future. Such costs, losses and obligations may have a material adverse impact on our financial condition, results of operations or cash flows.

Although we maintain insurance within ranges of coverage consistent with industry practice, this insurance may not be available at economically feasible premiums and may not be sufficient to cover all such losses. In addition, our insurance policies are subject to large deductibles. An unsuccessful outcome in legal actions and claims against us may have a material adverse impact on our financial condition, results of operations or cash flows. Even if we are successful in defending against a claim relating to our products, claims of this nature could cause our customers to lose confidence in our products and our company.

We may experience significant warranty claims that increase our costs.

We provide our customers of geosynthetic products with limited material product warranties. Our limited product warranties are typically five years but occasionally extend up to 20 years. These warranties are generally limited to repair or replacement of defective products or workmanship, often on a prorated basis, up to the dollar amount of the original order. In some foreign orders, we may be required to provide the customer with specified contractual limited warranties as to material quality. Our product warranty liability in many foreign countries is dictated by local laws in addition to the warranty specified in the orders. Failure of our products to operate properly or to meet specifications may increase our costs by requiring additional engineering resources, product replacement or monetary reimbursement to a customer. We have received warranty claims in the past, and we expect to continue to receive them in the future. Warranty claims are not covered by insurance, and substantial warranty claims in any period could have a material adverse effect on our financial condition, results of operations or cash flows as well as on our reputation.

A significant portion of our business is conducted through foreign subsidiaries and our failure to generate sufficient cash flow from these subsidiaries, or otherwise repatriate or receive cash from these subsidiaries, could result in our inability to repay our indebtedness.

In 2010, 58% of our sales were generated outside of North America. As of December 31, 2010, 62%, or $9.3 million, of our cash was held outside of the United States, including $3.3 million in Europe.

In general, when an entity in a foreign jurisdiction repatriates cash to the United States, the amount of such cash is treated as a dividend taxable at current U.S. tax rates. Accordingly, upon the distribution of cash to us from our non-U.S. subsidiaries, we will be subject to U.S. income taxes. Although foreign tax credits may be available to reduce the amount of the additional tax liability, these credits may be limited based on our tax attributes. The U.S. tax effects of potential dividends and related foreign tax credits associated with earnings indefinitely reinvested have not been realized pursuant to ASC-740-10.

While we have been able to meet the regular interest payment obligations on our indebtedness to date from cash generated through our U.S. operations, we may not be able to do so in the future or may seek to repatriate cash for other uses, and our ability to withdraw cash from foreign subsidiaries will depend upon the results of operations of these subsidiaries and may be subject to legal, contractual or other restrictions and other business considerations. Our foreign subsidiaries may enter into financing arrangements that limit their ability to make loans or other payments to fund payments of our debt. In particular, to the extent our foreign subsidiaries incur additional indebtedness, the ability of our foreign subsidiaries to provide us with cash may be limited. In addition, dividend and interest payments to us from our foreign subsidiaries may be subject to foreign withholding taxes, which could reduce the amount of funds we receive from our foreign subsidiaries. Dividends and other distributions from our foreign subsidiaries may also be subject to fluctuations in currency exchange rates and legal and other restrictions on repatriation, which could further reduce the amount of funds we receive from our foreign subsidiaries.

Our substantial level of indebtedness could have a material adverse effect on our financial condition.

We have a substantial amount of indebtedness. After giving effect to this offering and the application of the net proceeds therefrom, as of September 30, 2011, we would have had approximately $139.7 million of total indebtedness. Our high level of indebtedness could have important consequences to you, including the following:

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our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

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we must use a substantial portion of our cash flow from operations to pay interest and principal on our indebtedness, which will reduce the funds available to us for other purposes such as capital expenditures;

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we may be limited in our ability to borrow additional funds;

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we may have a higher level of indebtedness than some of our competitors, which may put us at a competitive disadvantage and reduce our flexibility in planning for, or responding to, changing conditions in our industry, including increased competition; and

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we may be more vulnerable to economic downturns and adverse developments in our business.

In addition, we may incur more debt. Our term loan facilities and Revolving Credit Facility, or our Senior Secured Credit Facilities, do not completely prohibit us from incurring additional debt, and the payment of payment in kind, or PIK, interest on our Second Lien Term Loan increases our outstanding debt by the amount of such PIK payments. This could increase the risks associated with our substantial indebtedness described above.

We expect to utilize borrowings under our Senior Secured Credit Facilities and other financing arrangements and cash flow from operations, if any, to pay our expenses. Our ability to pay our expenses thus depends, in part, on our future performance, which will be affected by financial, business, economic and other factors. We will not be able to control many of these factors, such as economic conditions in the markets where we operate and pressure from competitors. We cannot be certain that our borrowing capacity or future cash flows will be sufficient to allow us to pay principal and interest on our indebtedness and meet our other obligations. We did not generate cash flow from operations for the nine months ended September 30, 2011 or the years ended December 31, 2010 and 2008, although we did for the year ended December 31, 2009. If we fail to generate cash flow in the future and do not have enough liquidity to pay our obligations, we may be required to refinance all or part of our existing debt, sell assets or borrow more money. We cannot guarantee that we will be able to do so on terms acceptable to us, or at all. In addition, the terms of our existing or future debt agreements, including the Senior Secured Credit Facilities, may restrict us from pursuing any of these alternatives.

Our Senior Secured Credit Facilities impose significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities and taking certain corporate actions.

Our Senior Secured Credit Facilities impose, and any future financing agreements that we may enter into will likely impose, significant operating and financial restrictions on us. These restrictions may limit our ability to finance future operations or capital needs or to engage in, expand or pursue our business activities, including our ability to:

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incur additional indebtedness;

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create liens or other encumbrances;

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pay dividends or make certain other payments, investments, loans and guarantees; and

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sell or otherwise dispose of assets and merge or consolidate with another entity.

In addition, our Senior Secured Credit Facilities require us to meet certain financial ratios and financial condition tests. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – The Refinancing Transactions; Description of Long-Term Indebtedness." Events beyond our control could affect our ability to meet these financial ratios and financial condition tests. Our failure to comply with these obligations could cause an event of default under our Senior Secured Credit Facilities. If an event of default occurs, our lenders could elect to declare all amounts outstanding under our Senior Secured Credit Facilities, including accrued and unpaid interest, to be immediately due and payable; the lenders could foreclose upon the assets securing our Senior Secured Credit Facilities; and the lenders under our Revolving Credit Facility could terminate their commitments to lend us money, which could have a material adverse effect on our business and prospects.

Our product deliveries have traditionally fluctuated seasonally and such fluctuations could affect our stock price.

Due to the significant amount of our projects in the northern hemisphere (North America, Europe and portions of Asia), our operating results are impacted by seasonal weather patterns in those markets. In the northern hemisphere, the greatest volume of geosynthetic product deliveries typically occurs during the summer and fall of each year due to milder weather, which results in seasonal fluctuations of sales. As a result, our sales in the first and fourth quarters of the calendar year have historically been lower than sales in the second and third quarters. We may not be able to use our manufacturing capacity at our various locations to mitigate the impact of seasonal fluctuations on our manufacturing and delivery schedules. Changes in our quarterly operating results due to seasonal fluctuations could negatively affect our stock price.

We rely primarily on trade secrets and contractual restrictions, and not patents, to protect our proprietary rights. Failure to protect our intellectual property rights may undermine our competitive position, and protecting our rights or defending against third-party allegations of infringement may be costly.

Our commercial success depends on our proprietary information and technologies. We rely primarily on a combination of know-how, trade secrets, trademarks and contractual restrictions to protect our intellectual property rights. We own several patents addressing limited aspects of our products. The measures we take to protect our intellectual property rights may be insufficient. Failure to protect, monitor and control the use of our existing intellectual property rights could cause us to lose our competitive advantage and incur significant expenses. Although we enter into confidentiality and nondisclosure agreements with our employees, consultants, advisors and partners to protect our intellectual property rights, these agreements could be breached and may not provide meaningful protection for our trade secrets. It is possible that our competitors or others could independently develop the same or similar technologies or otherwise obtain access to our unpatented technologies. In such cases, our trade secrets would not prevent third parties from competing with us. As a result, our results of operations may be adversely affected. Furthermore, third parties or employees may infringe or misappropriate our proprietary technologies or other intellectual property rights, which could also harm our business and results of operations. From time to time, we may discover such violations of our intellectual property rights. For example, we are aware of third-party use of our trademarks and designs, and there may be other third parties using trademarks or names similar to ours of whom we are unaware. Monitoring unauthorized use of intellectual property rights can be difficult and expensive, and adequate remedies may not be available. Moreover, the laws of certain foreign countries do not protect intellectual property rights to the same extent as the laws of the United States.

In addition, third parties may claim that our products infringe or otherwise violate their patents or other proprietary rights and seek corresponding damages or injunctive relief. Defending ourselves against such claims, with or without merit, could be time-consuming and result in costly litigation. An adverse outcome in any such litigation could subject us to significant liability to third parties (potentially including treble damages) or temporary or permanent injunctions prohibiting the manufacture or sale of our products, the use of our technologies or the conduct of our business. Any adverse outcome could also require us to seek licenses from third parties (which may not be available on acceptable terms, or at all) or make substantial one-time or ongoing royalty payments. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until such litigation is resolved. In addition, we may not have insurance coverage in connection with such litigation and may have to bear all costs arising from any such litigation to the extent we are unable to recover them from other parties. Any of these outcomes could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Although we make efforts to develop and protect our intellectual property, the validity, enforceability and commercial value of our intellectual property rights may be reduced or eliminated by the discovery of prior inventions by third parties, the discovery of similar marks previously used by third parties, non-use or non-enforcement by us, the successful independent development by third parties of the same or similar confidential or proprietary innovations or changes in the supply or distribution chains that render our rights obsolete. We have in the past and may in the future be subject to opposition proceedings with respect to applications for registrations of our intellectual property, including but not limited to our trade names and trademarks. As we rely in part on brand names and trademark protection to enforce our intellectual property rights, barriers to our registration of our brand names and trademarks in various countries may restrict our ability to promote and maintain a cohesive brand through our key markets.

We are dependent on information systems and information technology, and a major interruption could adversely impact our operations and financial results.

We use critical information systems to operate, monitor and manage business on a day-to-day basis. Any disruption to these information systems could adversely impact operations and result in increased costs and an inability to maintain financial controls or issue financial reports. Information systems could be interrupted, delayed or damaged by any number of factors, including natural disasters, telecommunications failures, power loss, acts of war or terrorism, computer viruses or physical or electronic security breaches. These or other events could cause loss of critical data, or prevent us from meeting our operating and financial commitments. Although we have business continuity plans in place to reduce the negative impact of information technology system failures on our operation, these plans may not be completely effective.

Our tax returns and positions are subject to review and audit by federal, state and local taxing authorities and adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition.

Our federal income tax returns for 2008 are currently under audit by the Internal Revenue Service. While we do not expect any material adverse tax treatment to derive from this audit, the potential financial statement impact cannot be estimated at this time. An unfavorable outcome from any tax audit could result in higher tax costs, penalties and interest, thereby negatively and adversely impacting financial condition, results of operations or cash flows.

Risks related to this offering and ownership of our common stock

An active public market for our common stock may not develop following this offering, which could limit your ability to sell your shares of our common stock at an attractive price, or at all.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market in our common stock or how liquid that market might become. An active public market for our common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of our common stock at a price that is attractive to you, or at all.

Our existing stockholders will exert significant influence over us after the consummation of this offering, and their interests may not coincide with yours.

After this offering, CHS and its affiliates will own, in the aggregate, 44.1% of our outstanding common stock (or 36.6% if the underwriters exercise their over-allotment option in full). As a result, CHS and its affiliates could control substantially all matters requiring stockholder approval for the foreseeable future, including approval of significant corporate transactions. In addition, following this offering, pursuant to the terms of our Stockholders Agreement (as described below in "Management – Stockholders Agreement"), CHS will continue to have the ability to designate one member of our Board of Directors and to require all other parties to the Stockholders Agreement to sell their respective shares of our common stock, on substantially the same terms and conditions as CHS is selling its shares, in the event that CHS approves a sale of us. In addition, CHS will have the ability to designate a non-voting observer reasonably acceptable to us to attend any meetings of our Board of Directors. After giving effect to this offering, the parties to the Stockholders Agreement, other than CHS, will own in the aggregate 2.8% of our outstanding common stock (also 2.8% if the underwriters exercise their over-allotment option in full). The interests of these stockholders may not always coincide with our interests as a company or the interests of other stockholders, including you. In addition, this concentration of ownership may delay or prevent a change in control of our company, even if that change in control would benefit our stockholders. This significant concentration of stock ownership and voting power may adversely affect the trading price of our common stock due to investors' perception that conflicts of interest may exist or arise. See "Principal and Selling Stockholders" and "Certain Relationships and Related Party Transactions" for further information about the equity interests held by CHS and its affiliates.

Moreover, our certificate of incorporation contains a provision renouncing our interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may from time to time be presented to CHS or its affiliates (other than us), subsidiaries, officers, directors, agents, stockholders, members, partners and employees and that may be a business opportunity for any such person, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. Neither CHS nor any of its affiliates (other than us) has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us. See "Description of Capital Stock – Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our Bylaws and Delaware Law – Corporate Opportunity."

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

After this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

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quarterly variations in our operating results compared to market expectations;

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size of the public float;

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stock price performance of our competitors;

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fluctuations in stock market prices and volumes;

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actions by competitors;

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changes in senior management or key personnel;

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changes in financial estimates by securities analysts;

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negative earnings or other announcements by us or other industrial companies;

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downgrades in our credit ratings or the credit ratings of our competitors;

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issuances of capital stock; and

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global economic, legal and regulatory factors unrelated to our performance.

Numerous factors affect our business and cause variations in our operating results and affect our sales, including overall economic trends; our ability to identify and respond effectively to changing legislative, regulatory or industry requirements; actions by competitors; pricing; our ability to source and distribute products effectively; changes in environmental and safety laws and regulations; and weather conditions.

The initial public offering price of our common stock will be determined by negotiations between us and the underwriters based on a number of factors and may not be indicative of prices that will prevail following the consummation of this offering. Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the initial public offering price. As a result, you may suffer a loss on your investment.

In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many industrial companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales may occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Upon consummation of this offering, we will have 17,012,045 shares of common stock outstanding. The 9,000,000 shares of our common stock offered pursuant to this offering, including the 3,600,000 shares of our common stock offered by the selling stockholders, will be freely tradable without restriction under the Securities Act of 1933, as amended, or the Securities Act, except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the

Securities Act, which will be subject to the resale restrictions imposed by Rule 144 under the Securities Act.

We expect that the remaining 8,012,045 shares, representing 47% of our total outstanding shares of common stock following this offering, will become available for resale in the public market as shown in the chart below. We, each of our directors and executive officers, substantially all of our stockholders and participants in the directed share program have signed lock-up agreements for a period of 180 days following the date of this prospectus, subject to extension in the case of an earnings release or material news or a material event relating to us. Oppenheimer & Co. Inc. may, in its sole discretion, release all or any portion of the shares of common stock subject to lock-up agreements. As restrictions on resale end, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

Number of Shares and % of Total Outstanding	Date Available for Sale Into Public Market
0 shares or 0%	On the date of this prospectus
0 shares or 0%	Up to and including 180 days after the date of this prospectus
8,012,045 shares or 47%	More than 180 days after the date of this prospectus, of which 7,973,797 shares, or 99%, are subject to volume, manner of sale and other limitations under Rule 144.

Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding options under our existing option plan as well as all shares of our common stock that may be covered by additional options and other awards granted under our new 2011 Omnibus Incentive Compensation Plan. See "Compensation Discussion and Analysis – Equity Incentives – 2011 Omnibus Incentive Compensation Plan." Once these shares are registered, they can be sold in the public market upon issuance, subject to restrictions under the securities laws applicable to resales by affiliates.

In addition, commencing 180 days following this offering, CHS will have the right, subject to certain exceptions and conditions, to require us to register their 7,496,948 shares of our common stock under the Securities Act, and holders of an additional 44,347 shares of our common stock will have the right to participate in future registrations of securities by us. Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See "Shares Available for Future Sale."

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our certificate of incorporation and bylaws contain provisions that may make the acquisition of our company more difficult without the approval of our Board of Directors. These provisions, which in some cases do not apply to CHS unless it holds less than 10% of our outstanding common stock, among other things:

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authorize our Board of Directors, without further action by the stockholders, to issue blank check preferred stock;

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limit the ability of our stockholders to call and bring business before special meetings and to take action by written consent in lieu of a meeting;

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require advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our Board of Directors;

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authorize our Board of Directors, without stockholder approval, to amend our amended and restated bylaws;

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limit the determination of the number of directors on our Board of Directors and the filling of vacancies or newly created seats on our Board of Directors to our Board of Directors then in office; and

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subject to certain exceptions, limit our ability to engage in certain business combinations with an "interested stockholder" for a three-year period following the time that the stockholder became an interested stockholder.

These provisions, alone or together, could delay hostile takeovers and changes in control of our company or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, which may impair a takeover attempt that our stockholders may find beneficial. Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

If you purchase shares of our common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the amount of $18.37 per share, assuming an initial public offering price of $14.00 per share (the midpoint of the range set forth on the cover page of this prospectus), because the initial public offering price per share is substantially higher than the pro forma net tangible book value per share of our outstanding common stock. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase our common stock granted to our employees, consultants and directors under our stock option and equity incentive plans. See "Dilution."

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

We do not expect to pay any cash dividends for the foreseeable future.

We do not anticipate that we will pay any cash dividends on our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon results of operations, capital requirements, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our Board of Directors deems relevant. Additionally, our operating subsidiaries are currently restricted from paying cash dividends by the agreements governing their indebtedness, and we expect these restrictions to continue in the future. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock. See "Dividend Policy."

We will incur increased costs as a result of becoming a public company.

As a public company, we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act of 2002 and related rules implemented by the SEC and the NYSE. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 will require significant expenditures and effort by management, and if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, our stock price could be adversely affected.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and related rules and regulations and beginning with our Annual Report on Form 10-K for the year ending December 31, 2012, our management will be required to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting. We may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal control over financial reporting. In addition, in connection with the attestation process by our independent registered public accounting firm, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, investors could lose confidence in our financial information and our stock price could decline.

Although we do not plan to take advantage of the NYSE's "controlled company" exemption from certain NYSE corporate governance requirements even if we are eligible to do so, if we elect to do so in the future, our stockholders will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Under the NYSE rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a "controlled company" and may elect not to comply with certain NYSE corporate governance requirements. We may be eligible to take advantage of the "controlled company" exception in light of the collective voting power of CHS and its affiliates after giving effect to this offering. We currently do not intend to rely on this exception even if we are so eligible, but may elect to do so in the future. If we were to elect to be treated as a "controlled company" in the future, we would be exempt from certain NYSE corporate governance requirements, including the requirements that our Board of Directors consist of a majority of independent directors and that we have compensation and nominating and corporate governance committees comprised entirely of independent directors, and our stockholders would not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

Forward-Looking Statements

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "will," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. The statements we make regarding the following subjects are forward-looking by their nature. These statements include, but are not limited to, statements about:

•
our beliefs concerning our capital expenditure requirements and liquidity needs;

•
our beliefs regarding the impact of future regulations;

•
our ability to secure project bids;

•
our expectations with respect to our executive officers' and directors' future compensation;

•
our beliefs regarding the anti-takeover effects of certain provisions of our certificate of incorporation, our bylaws and Delaware law;

•
our plans to strategically pursue emerging growth opportunities in diverse regions and end markets;

•
our expectations regarding future demand for our products;

•
our expectation that sales and total gross profits derived from outside North America will increase;

•
our expectation that our core product strategy of matching product specifications with the application will have a positive impact on our profitability;

•
our ability to manufacture our higher-margin proprietary products globally;

•
our belief in the sufficiency of our cash flows to meet our needs; and

•
our expectations about future dividends and our plans to retain any future earnings.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

 Use of Proceeds

Based upon an initial public offering price of $14.00 per share (the midpoint of the range set forth on the cover page of this prospectus), we estimate that we will receive net proceeds from this offering of approximately $68.3 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders, including any shares sold by the selling stockholders in connection with the exercise of the underwriters' option to purchase additional shares.

We currently intend to use the net proceeds to us from this offering:

•
to repay $40.3 million of borrowings under our Second Lien Term Loan and $18.0 million of borrowings under our Revolving Credit Facility;

•
to pay a one-time fee of $3.0 million to CHS IV in consideration for the termination of the management agreement between us and CHS IV, as described in "Certain Relationships and Related Party Transactions – Management Agreement"; and

•
for working capital and general corporate purposes.

A $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share would increase or decrease the net proceeds we receive from this offering by approximately $5.0 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

As of the date of this prospectus, we had $             million in outstanding borrowings under our First Lien Credit Facility, consisting of $             million under our First Lien Term Loan and $             million under our Revolving Credit Facility, which matures in May 2016 and accrues interest at either (x) the Base Rate, as defined in our First Lien Credit Facility, plus four and one-half percent (4.50%) per annum or (y) the LIBOR Rate plus five and one-half percent (5.50%) per annum. As of the date of this prospectus, we had $             million outstanding under our Second Lien Term Loan, which matures in November 2016 and accrues interest at either (x) the Base Rate, as defined in our Second Lien Term Loan, plus eight and one-half percent (8.50%) per annum or (y) the LIBOR Rate plus nine and one-half percent (9.50%) per annum. In addition, our Second Lien Term Loan accrues PIK interest of two percent (2.00%) per annum. We entered into our Senior Secured Credit Facilities in May 2011 and used a portion of the net proceeds, together with cash on hand, to repay in full our old revolving credit facility, to fund the repurchase of our 11% Senior Notes due 2012, or our Senior Notes, and to pay related fees and expenses. In this prospectus, we refer to the foregoing transactions collectively as the "Refinancing Transactions."

 Dividend Policy

Since the consummation of the Acquisition on May 18, 2004, we have not declared or paid any cash dividends on our capital stock. We do not intend to pay any cash dividends on our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon results of operations, capital requirements, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our Board of Directors deems relevant. In particular, our operating subsidiaries are currently restricted from paying cash dividends by the agreements governing their indebtedness, and we expect these restrictions to continue for the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Capitalization

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2011:

•
on an actual basis;

•
on an as adjusted basis to reflect:

  •
  our one-time payment of $3.0 million to CHS IV, in consideration for the termination of the management agreement between us and CHS IV as described in "Certain Relationships and Related Party Transactions – Management Agreement";

  •
  our issuance of 464,715 shares of our common stock immediately prior to the closing of this offering to certain of our executive officers as bonuses for the successful completion of this offering pursuant to bonus letter agreements, consisting of (i) 253,481 shares to Mark C. Arnold, our President and Chief Executive Officer, (ii) 63,370 shares to Peter R. McCourt, our Executive Vice President of Global Sales and Marketing, (iii) 63,370 shares to Jeffery D. Nigh, our Executive Vice President of Global Operations, (iv) 21,124 shares to Gregg Taylor, our Vice President and Chief Accounting Officer, and (v) 63,370 shares to William F. Lacey, our Executive Vice President and Chief Financial Officer, as described in "Executive Compensation – Compensation Discussion and Analysis – Bonus Letter Agreements";

  •
  our issuance of 337,343 shares of our common stock pursuant to the exercise of vested options by certain selling stockholders for the purpose of selling such shares in this offering; and

  •
  our issuance and sale of 5,400,000 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share (the midpoint of the range set forth on the cover page of this prospectus) after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the application of net proceeds from the offering as described in "Use of Proceeds."

You should read the following table together with "Use of Proceeds," "Selected Historical Consolidated Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and

Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of September 30, 2011
	Actual	As Adjusted for This Offering
	(Unaudited) (in thousands, except share data)
Cash and cash equivalents(1)	$8,720	$11,771

Debt, including current portion:
Revolving Credit Facility(2)	$17,998	$–
First Lien Term Loan	134,663	134,663
Second Lien Term Loan(3)	40,280	–
Original issue discount on term loans(4)	(2,790)	(2,024)
Other debt	2,274	2,274

Total long-term debt, including current portion	192,425	134,913
Stockholders' equity:
Common stock, $.01 par value per share, 13,397,700 shares authorized, 10,809,987 shares issued and outstanding, actual; $.01 par value per share, 150,000,000 shares authorized, 17,012,045 shares issued and outstanding, on an as adjusted basis(1)	30	92
Additional paid-in capital(1)	61,485	136,562
Accumulated deficit(1)	(28,519)	(38,981)
Accumulated other comprehensive income	1,424	1,424

Total stockholders' equity	34,420	99,097

Total capitalization	$218,125	$222,239

(1)
Reflects the following adjustments:

	Cash	Common Stock	Additional Paid-in Capital	Accumulated Deficit
Actual	$8,720	$30	$61,485	$(28,519)
Net proceeds from this offering(a)	68,308	54	68,254	–
Redemption of debt(b)	(59,078)	–	–	(520)
Bonus letter agreements(c)	(3,504)	5	6,501	(6,506)
Shares issued pursuant to exercise of options(d)	325	3	322	–
Management agreement termination fee(e)	(3,000)	–	–	(1,950)
Write-off of deferred debt issuance costs(f)	–	–	–	(988)
Write-off of unamortized discount(g)	–	–	–	(498)

As Adjusted for This Offering	$11,771	$92	$136,562	$(38,981)

  (a)
  Reflects the net proceeds from this offering from the assumed sale of 5,400,000 shares of our common stock at an assumed initial public offering price of $14.00 per share (the midpoint of the range set forth on the cover page of this prospectus). A $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share (the midpoint of the range set forth on the cover page of this prospectus) would increase or decrease the net proceeds from this offering available to us and correspondingly increase or decrease the amount of cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $5.0 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. See "Use of Proceeds."

  (b)
  Reflects the use of proceeds from this offering to repay debt, including call premiums of $0.8 million ($0.5 million net of tax).

  (c)
  Reflects our issuance of 464,715 shares of our common stock pursuant to bonus letter agreements at an assumed initial public offering price of $14.00 per share (the midpoint of the range set forth on the cover page of this prospectus).

  (d)
  Reflects our issuance of 337,343 shares of our common stock pursuant to the exercise of vested options by certain selling stockholders for the purpose of selling such shares in this offering.

  (e)
  Reflects our one-time payment of $3.0 million ($1.95 million net of tax) to CHS IV, in consideration for the termination of the management agreement between us and CHS IV, as described in "Certain Relationships and Related Party Transactions – Management Agreement."

  (f)
  Reflects $1.5 million ($1.0 million net of tax) partial write-off of deferred debt issuance costs associated with repayment of debt.

  (g)
  Reflects $0.8 million ($0.5 million net of tax) partial write-off of the unamortized discount associated with repayment of debt.

(2)
Reflects the use of proceeds from this offering to repay $18.0 million outstanding under our Revolving Credit Facility.

(3)
Reflects the use of proceeds from this offering to repay $40.3 million principal amount of our Second Lien Term Loan.

(4)
Reflects the $0.8 million partial write-off of the unamortized discount associated with our Second Lien Term Loan due to the partial redemption.

 Dilution

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the existing stockholders for the presently outstanding stock.

Our pro forma net tangible book value as of September 30, 2011 was approximately $(27.2) million, or approximately $(2.34) per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less the amount of our total liabilities, divided by the number of shares of common stock outstanding at September 30, 2011, after giving effect to our issuance of 464,715 shares of our common stock to certain of our executive officers pursuant to bonus letter agreements and of 337,343 shares of our common stock pursuant to the exercise of vested options by certain selling stockholders for the purpose of selling such shares in this offering.

After giving effect to the sale of 5,400,000 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering, our pro forma net tangible book value as of September 30, 2011 would have been approximately $37.1 million, or $2.18 per share of common stock. This represents an immediate increase in pro forma net tangible book value per share of $4.53 to existing stockholders and immediate dilution in pro forma net tangible book value per share of $11.82 to new investors purchasing shares in this offering at the initial public offering price. The following table illustrates this per share dilution to new investors:

Assumed initial public offering price per share	$14.00

Pro forma net tangible book value per share as of September 30, 2011	(2.34)
Increase in pro forma net tangible book value per share attributable to this offering	4.53
Pro forma net tangible book value per share as of September 30, 2011 as adjusted for this offering	2.18

Dilution per share to new investors(1)	$18.37

The following table summarizes on the same pro forma basis as of September 30, 2011, the number of shares of our common stock purchased from us, the aggregate cash consideration paid to us and the average price per share paid to us by existing stockholders and by new investors purchasing shares in this offering. The table assumes an initial public offering price of $14.00 per share (the midpoint of the range set forth on the cover page of this prospectus) after deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering:

	Shares Purchased
			Total Consideration
					Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing stockholders	11,612,045	68%	$55,553,765	42%	$4.78
New investors	5,400,000	32	75,600,000	58	14.00

Total	17,012,045	100%	$131,153,765	100%	7.71

A $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share (the midpoint of the range set forth on the cover page of this prospectus) would increase or decrease our pro forma net tangible book value by $5.0 million, or $2.48 per share, and the dilution in net tangible book value per share to investors in this offering by $11.82 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. The as adjusted information is illustrative only, and following the consummation of this offering, will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters' option to purchase additional shares, no exercise of any outstanding options and no sale of common stock by the selling stockholders. The sale of 3,600,000 shares of common stock to be sold by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to 8,012,045, or 47% of the total shares outstanding, and will increase the number of shares held by investors participating in this offering to 9,000,000, or 53% of the total shares outstanding. If the underwriters' option to purchase additional shares is exercised in full, the number of shares of common stock held by existing stockholders will be further reduced to 6,662,045, or 39% of the total number of shares of common stock to be outstanding upon the closing of this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to 10,350,000 shares or 61% of the total number of shares of common stock to be outstanding upon the closing of this offering.

The tables and calculations above are based on 10,809,987 shares of common stock issued and outstanding as of September 30, 2011, and give effect to our issuance of 464,715 shares of our common stock to certain of our executive officers pursuant to bonus letter agreements and of 337,343 shares of our common stock pursuant to the exercise of vested options by certain selling stockholders for the purpose of selling such shares in this offering. The tables and calculations above do not reflect 9,518,704 shares of common stock that have been reserved for issuance under our 2004 Stock Option Plan and 2011 Plan (excluding shares of common stock to be issued to certain selling stockholders as described above).

Unaudited Pro Forma Condensed Consolidated Financial Statements

We have derived the following unaudited pro forma condensed consolidated financial statements by applying pro forma adjustments to our historical consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2010 and the nine months ended September 30, 2011 give effect to (i) the Refinancing Transactions, (ii) this offering and the use of proceeds therefrom as set forth under "Use of Proceeds" and (iii) the issuance of shares pursuant to bonus letter agreements and the exercise of options (see "Capitalization"), in each case as if they had occurred on January 1, 2010. The unaudited pro forma condensed consolidated balance sheet as of September 30, 2011 gives effect to (i) this offering and the use of proceeds therefrom as set forth under "Use of Proceeds" and (ii) the issuance of shares pursuant to bonus letter agreements and the exercise of options (see "Capitalization"), in each case as if they had occurred on September 30, 2011. The effect of the Refinancing Transactions is already reflected on that balance sheet. The adjustments necessary to fairly present this pro forma financial information are described in the accompanying notes.

We believe that the assumptions used to derive the unaudited pro forma financial information are reasonable given the information available; however, such assumptions are subject to change and the effect of any such change could be material. The following unaudited pro forma condensed consolidated financial statements should be read together with "Use of Proceeds," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and the related notes included elsewhere in this prospectus. The unaudited pro forma financial statements are presented for informational purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial position that we would have reported had the Refinancing Transactions or this offering been completed as of the dates and for the periods presented, and should not be taken as representative of our consolidated results of operations or financial condition following the completion of this offering.

GSE Holding, Inc.
Unaudited Pro Forma Condensed Consolidated Balance Sheet
As of September 30, 2011

	Historical(1)	Offering Adjustments(3)		Pro Forma
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$8,720	$3,051	(a)	$11,771
Accounts receivable:
Trade, net of allowance for doubtful accounts of $456	97,052	–		97,052
Other	5,031	–		5,031
Inventory, net	54,652	–		54,652
Deferred income taxes	1,368	–		1,368
Prepaid expenses and other	7,404	–		7,404
Income taxes receivable	577	–		577

Total current assets	174,804	3,051		177,855
Property, plant and equipment, net of accumulated depreciation	56,785	–		56,785
Goodwill	58,895	–		58,895
Intangible assets, net of accumulated amortization	3,076	–		3,076
Deferred income taxes	2,352	5,634	(b)	7,986
Other assets	7,150	(1,520	)(c)	5,630

TOTAL ASSETS	$303,062	$7,165		$310,227

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$43,340	$–		$43,340
Accrued liabilities and other	23,721	–		23,721
Income taxes payable	589	–		589
Short-term debt	4,821	–		4,821
Current portion of long-term debt	3,066	–		3,066
Deferred income taxes	242	–		242

Total current liabilities	75,779	–		75,779
Other liabilities	1,066	–		1,066
Deferred income taxes	2,438	–		2,438
Long-term debt, net of current portion	189,359	(57,512	)(d)	131,847

Total liabilities	268,642	(57,512)		211,130

Stockholders' equity:
Common stock, $.01 par value, 13,397,700 shares authorized, 10,809,987 shares issued and outstanding, historical; 150,000,000 shares authorized, 17,012,045 shares issued and outstanding, pro forma	30	62	(a)	92
Additional paid-in capital	61,485	75,077	(a)	136,562
Accumulated deficit	(28,519)	(10,462	)(a)	(38,981)
Accumulated other comprehensive income	1,424	–		1,424

Total stockholders' equity	34,420	64,677		99,097

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$303,062	$7,165		$310,227

See accompanying notes to unaudited pro forma condensed consolidated statements.

GSE Holding, Inc.
Unaudited Pro Forma Condensed Consolidated Statement of Operations
Year Ended December 31, 2010

	Historical(1)	Refinancing Transactions Adjustments(2)		Offering Adjustments(3)		Pro Forma
	(Restated)
	(in thousands, except per share data)
Sales	$342,783	$–		$–		$342,783
Cost of products	298,900	–		–		298,900

Gross profit	43,883	–		–		43,883
Selling, general and administrative expenses	40,078	–		(2,019	)(e)	38,059
Amortization of intangibles	2,284	–		–		2,284

Operating income	1,521	–		2,019		3,540
Other expenses (income):
Interest expense, net of interest income	19,454	(1,885	)(a)	(6,661	)(f)	10,908
Foreign currency transaction gain	(1,386)	–		–		(1,386)
Change in fair value of derivatives	59	–		–		59
Other income, net	(2,193)	–		–		(2,193)

Loss from continuing operations before income taxes	(14,413)	1,885		8,680		(3,848)
Income tax benefit	(2,069)	660	(c)	3,038	(g)	1,629

Loss from continuing operations	$(12,344)	$1,225		$5,642		$(5,477)

Basic and diluted net loss per common share from continuing operations(4)
Net loss per common share	$(1.14)					$(0.33)

Weighted average common shares outstanding	10,810					16,534

See accompanying notes to unaudited pro forma condensed consolidated statements.

GSE Holding, Inc.
Unaudited Pro Forma Condensed Consolidated Statement of Operations
Nine Months Ended September 30, 2011

	Historical(1)	Refinancing Transactions Adjustments(2)		Offering Adjustments(3)		Pro Forma
	(in thousands, except per share data)
Sales	$353,791	$–		$–		$353,791
Cost of products	300,925	–		–		300,925

Gross profit	52,866	–		–		52,866
Selling, general and administrative expenses	31,499	–		(1,500	)(d)	29,999
Amortization of intangibles	1,057	–		–		1,057

Operating income	20,310	–		1,500		21,810
Other expenses (income):
Interest expense, net of interest income	14,978	(1,273	)(a)	(4,996	)(e)	8,709
Loss on extinguishment of debt	2,016	(2,016	)(b)	–		–
Foreign currency transaction loss	36	–		–		36
Other income, net	(928)	–		–		(928)

Income from continuing operations before income taxes	4,208	3,289		6,496		13,993
Income tax expense	2,401	1,151	(c)	2,274	(f)	5,826

Income from continuing operations	$1,807	$2,138		$4,222		$8,167

Basic net income per common share from continuing operations(4)
Net income per common share	$0.17					$0.49

Weighted average common shares outstanding	10,810					16,534
Diluted net income per common share from continuing operations(4)
Net income per common share	$0.15					$0.47

Weighted average common shares outstanding	11,830					17,304

See accompanying notes to unaudited pro forma condensed consolidated statements.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

(1)
Represents our historical consolidated financial position as of September 30, 2011 and our consolidated results of operations for the year ended December 31, 2010 and the nine months ended September 30, 2011, as applicable.

(2)
Represents the adjustments to reflect the pro forma impact of the Refinancing Transactions.

(a)
Represents the adjustment to interest expense, calculated as follows:

	Year ended December 31, 2010	Nine months ended September 30, 2011
	(in thousands)
Interest expense on First Lien Term Loan(i)	$9,450	$3,832
Interest expense on Second Lien Term Loan(ii)	5,200	2,108
Interest expense on Revolving Credit Facility(iii)	797	323
Amortization of debt issuance costs and original issue discounts related to our Senior Secured Credit Facilities(iv)	1,658	672

Pro forma additional interest expense(v)	17,105	6,935
Elimination of historical interest expense(vi)	18,990	8,208

Net adjustment to interest expense	$(1,885)	$(1,273)

    (i)
    Represents the interest expense related to our First Lien Term Loan in the principal amount of $135.0 million using the current interest rate of 7.0%.

    (ii)
    Represents the interest expense related to our Second Lien Term Loan in the principal amount of $40.0 million using the current interest rate of 13.0%. The 13.0% interest rate consists of a cash interest rate of 11.0% and a payment-in-kind interest rate of 2.0%.

    (iii)
    Represents the interest expense related to our $35.0 million Revolving Credit Facility. The adjustment is based on the outstanding principal amount of $9.7 million using the current interest rate of 7.0% plus a 0.75% commitment fee on the $15.3 million undrawn portion. On October 18, 2011, our Revolving Credit Facility was amended to increase the aggregate revolving loan commitments from $25.0 million to $35.0 million. Increased capacity under our Revolving Credit Facility is anticipated to be used to meet our current liquidity requirements, including for working capital, and to fund our continued growth.

    (iv)
    Represents the first-year amortization of debt issuance costs and original issue discounts using the effective interest rate method.

    (v)
    A 1/8% variance in interest rates would change pro forma interest expense by approximately $0.2 million annually. The First Lien Term Loan, Second Lien Term Loan and Revolving Credit Facility are variable rate instruments.

    (vi)
    Represents actual interest expense and amortization of premiums and deferred debt issuance costs related to our old revolving credit facility and Senior Notes, which were extinguished in the Refinancing Transactions. Amount is comprised of the interest expense incurred on these borrowings during the periods presented, based on the applicable floating rate for our old revolving credit facility and the 11.0% fixed rate on the Senior Notes.

  (b)
  Represents the adjustment to remove the loss on extinguishment of debt that was recorded in connection with the Refinancing Transactions.

  (c)
  Represents the adjustment to income taxes to reflect the unaudited pro forma adjustments at a statutory tax rate of 35.0%.

(3)
Represents the adjustments to reflect the pro forma impact of this offering from the assumed sale by us of 5,400,000 shares of our common stock at an assumed initial public offering price of $14.00 per share (the midpoint of the range set forth on the cover page of this prospectus).

  (a)
  Reflects the following adjustments:

	Cash	Common Stock	Additional Paid-In Capital	Accumulated Deficit
	(in thousands)
Net proceeds from this offering(i)	$68,308	$54	$68,254	$—
Redemption of debt(ii)	(59,078)	—	—	(520)
Bonus letter agreements(iii)	(3,504)	5	6,501	(6,506)
Shares issued pursuant to exercise of options(iv)	325	3	322	—
Management agreement termination fee(v)	(3,000)	—	—	(1,950)
Partial write-off of deferred debt issuance costs(vi)	—	—	—	(988)
Partial write-off of unamortized discount(vii)	—	—	—	(498)

Total adjustment	$3,051	$62	$75,077	$(10,462)

    (i)
    Reflects the net proceeds from this offering from the assumed sale of 5,400,000 shares of our common stock at an assumed initial public offering price of $14.00 per share (the midpoint of the range set forth on the cover page of this prospectus). A $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share (the midpoint of the range set forth on the cover page of this prospectus) would increase or decrease the net proceeds from this offering available to us and correspondingly increase or decrease the amount of cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $5.0 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. See "Use of Proceeds."

    (ii)
    Reflects the use of proceeds from this offering to repay debt, including call premiums of $0.8 million ($0.5 million net of tax).

    (iii)
    Reflects our issuance of 464,715 shares of our common stock pursuant to bonus letter agreements at an assumed initial public offering price of $14.00 per share (the midpoint of the range set forth on the cover page of this prospectus).

    (iv)
    Reflects our issuance of 337,343 shares of our common stock pursuant to the exercise of vested options by certain selling stockholders for the purpose of selling such shares in this offering.

    (v)
    Reflects our one-time payment of $3.0 million ($1.95 million net of tax) to CHS IV, in consideration for the termination of the management agreement between us and CHS IV, as described in "Certain Relationships and Related Party Transactions – Management Agreement."

    (vi)
    Reflects $1.5 million ($1.0 million net of tax) partial write-off of deferred debt issuance costs associated with our repayment of debt.

    (vii)
    Reflects $0.8 million ($0.5 million net of tax) partial write-off of the unamortized discount associated with our repayment of debt.

  (b)
  Represents the income tax effect of the management agreement termination fee, partial write-off of deferred debt issuance costs and unamortized discount associated with the Second Lien Term Loan, call premiums associated with the redemption of debt and compensation expense associated with the bonus letter agreements.

  (c)
  Represents the $1.5 million partial write-off of deferred debt issuance costs associated with the repayment of debt.

  (d)
  Represents the net decrease in long-term debt resulting from this offering, calculated as follows:

(in thousands)
Use of net proceeds from this offering to repay debt, including premiums	$(59,078)
Call premiums associated with repayment of debt	800
Write-off of unamorized discount associated with repayment of debt	766

Net change in book value of debt	$(57,512)

  (e)
  Represents the elimination of the management fees, which are being terminated concurrently with the consummation of this offering. In connection with such termination, we will pay a cash termination fee in the aggregate amount of $3.0 million to CHS IV, which will be recorded as a one-time cash charge and is not reflected in the pro forma statements of operations because it is non-recurring. No incremental costs are anticipated to be incurred in replacing the services previously provided under the management agreement because we have sufficient internal resources to provide such services and our Board of Directors, including new directors added in anticipation of this offering, offers us expertise in most of the areas covered under the management agreement with CHS IV. See "Certain Relationships and Related Party Transactions – Management Agreement." In connection with this offering, we will also incur a one-time cash charge of $3.5 million and a one-time non-cash charge of $6.5 million related to bonuses in the form of stock, which are not reflected in the pro forma statements of operations because they are non-recurring. See "Executive Compensation – Compensation Discussion and Analysis – Bonus Letter Agreements."

  (f)
  Represents a $6.7 million net annual decrease in interest expense from the reduction in our outstanding indebtedness calculated as follows:

	Revolving Credit Facility	Second Lien Term Loan
	(in thousands)
Principal redeemed	$17,998	$40,280
Current interest rate	7.0%	13.0%

Decrease in interest expense	1,260	5,236
Decrease in amortization of discounts and debt issuance costs	—	300
Increase in unused line fees (0.75% on Revolving Credit Facility)	(135)	—

Annual decrease in interest expense	$1,125	5,536

    In connection with this offering, we will also incur one-time non-cash charges of $1.5 million and $0.8 million related to the partial write-off of deferred debt issuance costs and unamortized discount associated with the debt repaid, respectively, which are not reflected in the pro forma statements of operations because they are non-recurring.

  (g)
  Represents the adjustment to income taxes to reflect the unaudited pro forma adjustments at a statutory tax rate of 35.0%

(4)
The weighted average common shares outstanding (basic and diluted) have been presented on a pro forma basis as if the current capital structure, including the effect of those common shares to be issued in connection with this offering, to the extent proceeds will be used to repay outstanding borrowings and terminate the management agreement with CHS IV, and the dilutive effect of options outstanding as of September 30, 2011, was in place for all periods presented. We have excluded 478,495 common shares from the denominator, the proceeds from which are being used for general corporate purposes. We have applied the shares outstanding at September 30, 2011 for all periods presented. We believe that this presentation is useful to investors as it provides a comparable pro forma net income and loss per share for all periods presented.

Selected Historical Consolidated Financial and Operating Data

The following tables set forth our selected historical consolidated financial and operating data as of the dates and for the periods indicated. Our selected historical consolidated financial data as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements that are included elsewhere in this prospectus. Our selected historical consolidated financial data as of December 31, 2008 and as of and for the years ended December 31, 2006 and 2007 have been derived from our audited consolidated financial statements, that are not included in this prospectus. The selected historical consolidated financial data as of September 30, 2011 and for the nine months ended September 30, 2010 and 2011 have been derived from our unaudited condensed consolidated financial statements that are included elsewhere in this prospectus and contain all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of our financial position, results of operations and cash flows for the periods presented.

The following selected historical consolidated financial data have been restated for the years ended December 31, 2008, 2009 and 2010. See note 3, "Restatement of Previously Issued Financial Statements," to our audited consolidated financial statements included elsewhere in this prospectus.

The following selected historical consolidated financial and operating data have been retrospectively reclassified to exclude discontinued operations. In March 2008, we exited GeoSport. In April 2010, we sold our 75.5% interest in Bentoliner. In June 2010, we divested U.S. Installation. In July 2010, we closed GSE UK. The presentation of our results includes a reclassification of the financial results of GeoSport, Bentoliner, U.S. Installation and GSE UK to discontinued operations for all periods presented. See note 4, "Discontinued Operations," to our audited consolidated financial statements included elsewhere in this prospectus.

The selected historical consolidated financial and operating data provided below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of

Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Years Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2010	2011
			(Restated)	(Restated)	(Restated)	(Unaudited)
	(in thousands, except per share and volume data)
Consolidated Statement of Operations Data:
Sales	$317,284	$345,647	$408,995	$291,199	$342,783	$253,038	$353,791
Cost of products	268,675	289,905	357,010	258,037	298,900	222,836	300,925

Gross profit	48,609	55,742	51,985	33,162	43,883	30,202	52,866
Selling, general and administrative expenses	27,797	27,258	27,407	31,776	40,078	31,064	31,499
Amortization of intangibles	5,247	3,564	3,044	2,619	2,284	1,710	1,057

Operating income (loss)	15,565	24,920	21,534	(1,233)	1,521	(2,572)	20,310
Other expenses (income):
Interest expense, net of interest income	20,913	23,298	20,819	19,188	19,454	14,531	14,978
Foreign currency transaction (gain) loss	(190)	1,013	(413)	375	(1,386)	(718)	36
Change in fair value of derivatives	223	(2,922)	(2,682)	210	59	59	–
Loss on extinguishment of debt	–	–	–	–	–	–	2,016
Other (income) expense, net	(408)	2,301	(690)	(3,031)	(2,193)	(1,457)	(928)

Income (loss) from continuing operations before income taxes	(4,973)	1,230	4,500	(17,975)	(14,413)	(14,987)	4,208
Income tax expense (benefit)	411	4,357	6,414	(4,537)	(2,069)	(322)	2,401

Income (loss) from continuing operations	(5,384)	(3,127)	(1,914)	(13,438)	(12,344)	(14,665)	1,807
Income (loss) from discontinued operations, net of income taxes	2,871	2,397	(746)	(2,846)	(4,428)	(4,220)	83

Net income (loss)	(2,513)	(730)	(2,660)	(16,284)	(16,772)	(18,885)	1,890
Non-controlling interest in consolidated subsidiary	–	(109)	14	(51)	25	25	–

Net income (loss) attributable to GSE Holding, Inc.	$(2,513)	$(839)	$(2,646)	$(16,335)	$(16,747)	$(18,860)	$1,890

Income (loss) from continuing operations per share:
Basic	$(0.50)	$(0.29)	$(0.18)	$(1.24)	$(1.14)	$(1.36)	$0.17
Diluted(1)	$(0.50)	$(0.29)	$(0.18)	$(1.24)	$(1.14)	$(1.36)	$0.15
Net income (loss) per share:
Basic	$(0.23)	$(0.08)	$(0.25)	$(1.51)	$(1.55)	$(1.75)	$0.17
Diluted(1)	$(0.23)	$(0.08)	$(0.25)	$(1.51)	$(1.55)	$(1.75)	$0.16
Weighted average number of shares of common stock used in computing net income (loss) per shares:
Basic	10,810	10,810	10,810	10,810	10,810	10,810	10,810
Diluted	10,810	10,810	10,810	10,810	10,810	10,810	11,830
Other Financial Data (unaudited):
Adjusted gross margin(2)	18.0%	18.6%	15.0%	14.5%	15.5%	14.6%	16.9%
Adjusted EBITDA(3)	$36,170	$41,220	$38,399	$19,151	$28,064	$19,127	$35,710
Capital expenditures	7,037	6,973	5,836	2,842	3,337	1,887	7,713
Operating Data (unaudited):
Volume shipped (thousands of pounds)	310,489	331,952	339,251	298,620	337,811	249,570	288,169

	As of December 31,					As of September 30, 2011
	2006	2007	2008	2009	2010	Actual	As Adjusted(4)
			(Restated)	(Restated)	(Restated)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$13,691	$13,386	$6,740	$20,814	$15,184	$8,720	$11,771
Accounts receivable, net	79,495	81,849	68,397	48,822	69,661	97,052	97,052
Inventories, net	40,323	50,359	67,023	35,625	53,876	54,652	54,652
Total assets	330,954	333,624	319,042	254,358	276,307	303,062	310,227
Total debt, including current portion	179,875	185,767	189,959	155,849	182,329	197,246	139,734
Total stockholders' equity	71,525	75,205	67,905	54,607	32,766	34,420	99,097

(1)
We recorded a net loss in each of the periods presented excluding the nine months ended September 30, 2011. Potential common shares are anti-dilutive in periods in which we record a net loss because they would reduce the respective period's net loss per share. Anti-dilutive potential common shares are excluded from the calculation of diluted earnings per share. As a result, diluted net loss per share was equal to basic net loss per share in each of the periods presented excluding the nine months ended September 30, 2011.

(2)
Adjusted gross margin represents the difference between sales and cost of products, excluding depreciation expense included in cost of products, divided by sales and, accordingly, does not take into account the non-cash impact of depreciation expense included in the cost of products of $8.6 million, $8.6 million, $9.4 million, $9.1 million and $9.1 million in 2006, 2007, 2008, 2009 and 2010, respectively, and of $6.8 million and $7.1 million in the nine months ended September 30, 2010 and 2011, respectively. Disclosure in this prospectus of adjusted gross margin, which is a "non-GAAP financial measure," as defined under the rules of the SEC, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. We believe this measure is helpful in understanding our past performance as a supplement to gross margin and other performance measures calculated in conformity with GAAP.

We believe this measure is meaningful to our investors because it provides a measure of operating performance that is unaffected by non-cash accounting measures. Adjusted gross margin has limitations as an analytical tool because it excludes the impact of depreciation expense included in cost of products, and it should be considered in addition to, not as a substitute for, measures of financial performance reported in accordance with GAAP such as gross margin. Our calculation of adjusted gross margin may not be comparable to similarly titled measures reported by other companies. The following table reconciles gross margin to adjusted gross margin for the periods presented in this table and elsewhere in this prospectus.

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2010	2011
			(Restated)	(Restated)	(Restated)
Gross margin	15.3%	16.1%	12.7%	11.4%	12.8%	11.9%	14.9%
Depreciation expense (as a percentage of sales)	2.7	2.5	2.3	3.1	2.7	2.7	2.0

Adjusted gross margin	18.0%	18.6%	15.0%	14.5%	15.5%	14.6%	16.9%

(3)
Adjusted EBITDA represents net income or loss before interest expense, income tax expense, depreciation and amortization of intangibles, change in the fair value of derivatives, loss (gain) on foreign currency transactions, restructuring expenses, extraordinary and non-recurring professional fees, stock-based compensation expense, loss (gain) on asset sales and management fees paid to CHS. Disclosure in this prospectus of Adjusted EBITDA, which is a "non-GAAP financial measure," as defined under the rules of the SEC is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. Adjusted EBITDA should not be considered as an alternative to net income, income from continuing operations or any other performance measure derived in accordance with GAAP. Our presentation of Adjusted EBITDA should not be construed to imply that our future results will be unaffected by unusual or non-recurring items.

We believe this measure is meaningful to our investors to enhance their understanding of our financial performance. Although Adjusted EBITDA is not necessarily a measure of our ability to fund our cash needs, we understand that it is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and to compare our performance with the performance of other companies that report Adjusted EBITDA. Adjusted EBITDA should be considered in addition to, not as a substitute for, net income, income from continuing operations and other measures of financial performance reported in accordance with GAAP. Our calculation of Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

  The following table reconciles net loss from continuing operations to Adjusted EBITDA for the periods presented in this table and elsewhere in this prospectus.

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2010	2011
			(Restated)	(Restated)	(Restated)
	(in thousands)
Net income (loss) attributable to GSE Holding, Inc.	$(2,513)	$(839)	$(2,646)	$(16,335)	$(16,747)	$(18,860)	$1,890
(Income) loss from discontinued operations, net of income taxes	(2,871)	(2,397)	746	2,846	4,428	4,220	(83)
Interest expense, net of interest rate swap	22,638	24,641	20,398	18,005	18,935	14,025	14,983
Income tax expense (benefit)	411	4,357	6,414	(4,537)	(2,069)	(322)	2,401
Depreciation and amortization expense	14,495	13,016	13,219	12,703	12,700	9,486	9,340
Change in the fair value of derivatives(a)	223	(2,922)	(2,682)	210	59	59	–
Foreign currency transaction (gain) loss(b)	(190)	1,013	(413)	375	(1,386)	(718)	36
Restructuring expense(c)	344	–	–	1,444	1,096	1,183	381
Professional fees(d)	–	655	262	1,436	8,904	8,462	3,143
Stock-based compensation expense(e)	223	200	450	28	67	14	75
Management fees(f)	2,147	2,001	2,004	2,004	2,019	1,519	1,520
Loss on extinguishment of debt(g)			–	–	–	–	2,016
Other(h)	1,263	1,495	647	972	58	59	8

Adjusted EBITDA	$36,170	$41,220	$38,399	$19,151	$28,064	$19,127	$35,710

  (a)
  Represents the mark-to-market change in the value of three interest rate swaps, including one entered into in July 2010 in connection with our German revolving credit facility, one entered into in January 2005 and one in June 2009, each as a mechanism to convert $75.0 million of fixed rate debt to variable rate debt.

  (b)
  Primarily related to gains and losses incurred on purchases, sales, intercompany loans and dividends denominated in non-functional currencies.

  (c)
  Represents severance costs primarily related to the restructuring and productivity improvement programs we adopted during the fourth quarter of 2009.

  (d)
  Represents consulting and other advisory fees related to the consent solicitation in 2007, recruiting a new chief executive officer in 2008 and 2009 and the restructuring and productivity improvement programs adopted by us during the fourth quarter of 2009, which primarily consists of fees related to the engagement of an independent consulting firm that specializes in performance improvements for portfolio companies of private equity firms.

  (e)
  Represents the compensation expense attributable to each respective period based on the calculated value of employee stock options.

  (f)
  Represents management fees that will terminate in connection with this offering. See "Certain Relationships and Related Party Transactions – Management Agreement."

  (g)
  Represents the loss recognized in connection with the refinancing of our Senior Notes as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – The Refinancing Transactions; Description of Long Term Indebtedness."

  (h)
  2006, 2007, 2008 and 2009 include $0.9 million in legal fees and expenses, $1.5 million of consent solicitation fee, $0.6 million of disaster recovery expense associated with Hurricane Ike and $1.0 million of death benefits paid to the estate of our former President and Chief Executive Officer, respectively. Otherwise, relates to gains and losses on asset sales.

(4)
As adjusted to reflect (i) our one-time payment of $3.0 million to CHS IV, in consideration for the termination of the management agreement between us and CHS IV, as described in "Certain Relationships and Related Party Transactions – Management Agreement," (ii) our issuance of 464,715 shares of our common stock immediately prior to the closing of this offering to certain of our executive officers as bonuses for the successful completion of this offering pursuant to bonus letter agreements, as described in "Executive Compensation – Compensation Discussion and Analysis – Bonus Letter Agreements," (iii) our issuance of 337,343 shares of our common stock pursuant to the exercise of vested options by certain selling stockholders for the purpose of selling such shares in this offering, (iv) our receipt of net proceeds of $68.3 million after deducting underwriting discounts and commissions and estimated offering expenses and (v) the application of the net proceeds from this offering as described in "Use of Proceeds."

Management's Discussion and Analysis
of Financial Condition and Results of Operations

You should read this discussion together with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in "Forward-Looking Statements" and "Risk Factors." The Management's Discussion and Analysis of Financial Condition and Results of Operations gives effect to the restatement as discussed below and in note 3, "Restatement of Previously Issued Financial Statements," to our audited consolidated financial statements included elsewhere in this prospectus.

Overview

We are the leading global provider by sales of highly engineered geosynthetic containment solutions for environmental protection and confinement applications. Our products are used in a wide range of infrastructure end markets such as mining, waste management, liquid containment (including water infrastructure, agriculture and aquaculture), coal ash containment and shale oil and gas. We are one of the few providers with the full suite of products required to deliver customized solutions for complex projects on a global basis, including geomembranes, drainage products, geosynthetic clay liners, or GCLs, nonwoven geotextiles, and specialty products. We have a global infrastructure that includes seven manufacturing facilities located in the United States, Germany, Chile, Egypt and Thailand, 18 regional sales offices located in 12 countries and engineers and technical salespeople located on four continents. We generate the majority of our sales outside of North America, including high-growth emerging markets in Asia, Latin America, Africa and the Middle East. Our comprehensive product offering and global infrastructure, along with our extensive relationships with customers and end-users, provide us with access to high-growth markets worldwide and the flexibility to serve customers regardless of geographic location.

Sales

We derive our sales from selling innovative and reliable geosynthetic solutions that have been customized from our broad product offering, including geomembranes, drainage products, GCLs, nonwoven geotextiles and specialty products. We focus primarily on the global mining, waste management and liquid containment end markets, and are developing new end markets such as coal ash containment and shale oil and gas. Our products are used in a variety of material containment and environmental protection applications by end-users in these industries, including some of the largest mining, waste management, power and other civil and industrial infrastructure companies in the world. In 2010, we served over 1,300 customers and no single customer generated more than 5% of our total sales.

Depending on the size and complexity of the application, we may identify opportunities for new projects years before we ultimately deliver our products. During this time, the project owners typically conduct feasibility analyses and arrange funding for the project while our engineering and sales personnel work with the project's design engineers to advise on the technical details of the geosynthetic solution required for the project. Before construction commences, our customers may issue requests for proposals, or RFPs, which establish certain specifications for the desired geosynthetic products, including design and performance criteria based on our advice. We respond to these RFPs by proposing product specifications for our geosynthetic solutions, providing details regarding production and anticipated delivery schedules and stipulating contractual terms such as product pricing. By leveraging our customer relationships, reputation for quality and innovation, full product breadth and engineering capabilities to work with end-users during the planning phase of these large and complex projects, our products are often specified for a project prior to the issuance of a RFP. This means that our customers often indicate in their RFPs that only GSE products may be used for a particular application, whether by identifying characteristics of our products that our competitors cannot manufacture or by expressly specifying our brand name. Similarly, in many instances our customers choose to work exclusively with us on a particular application, by-passing the RFP process altogether.

Our sales from major projects depend, in part, on the level of capital expenditures in our principal end markets. The number of such projects we win in any particular year fluctuates, and is dependent on the number of projects available and our ability to bid successfully for such projects. Negotiations with our customers are complex and frequently involve a lengthy bidding and selection process, which is affected by a number of factors, such as competitive position (including the timing of our introduction to a project and our relationships to those involved in the project), market conditions, financing arrangements and required governmental approvals. We do not typically enter into long-term contracts with our customers; rather, we receive orders from our customers that contractually govern our participation in a project.

In North America during 2010, an average order represented $152,000 of sales for us and required between two and four weeks to deliver, though our largest order in 2010 represented $2.7 million of sales.

Cost of Products

Cost of products is our primary operating expense, accounting for 87.3%, 88.6% and 87.2% of our sales for the years ended December 31, 2008, 2009 and 2010, respectively. Cost of products includes primarily the direct cost of raw materials and labor used in the manufacture of our products as well as indirect costs such as labor, depreciation, insurance, supplies, tools, repairs and shipping and handling. Cost of products also includes all but a de minimis amount of procurement expenses incurred to purchase, receive, store and maintain our inventories. Our principal products are manufactured primarily from specially formulated high-grade polyethylene resins with chemical additives that enable the end product to better resist weathering, ultraviolet degradation, and chemical exposure. High-density polyethylene, or HDPE, is our primary raw material. We also use linear low density polyethylene, or LLDPE, polypropylene and blow molding resin. Raw material costs represented 82.4%, 79.7% and 80.2% of our total cost of products for the years ended December 31, 2008, 2009 and 2010, illustrating the importance of effectively managing material costs to maintaining stable levels of profitability.

Selling, General and Administrative Expenses

Selling, general and administrative, or SG&A, expenses represent overhead costs associated with support functions such as finance, human resources, legal, information technology and sales and marketing costs. Primary drivers of SG&A expenses include personnel costs, severance costs and sales force commissions. SG&A expenses were 6.7%, 10.9% and 11.7% of sales for the years ended December 31, 2008, 2009 and 2010, respectively. The years ended December 31, 2009 and 2010 were impacted by professional fees and restructuring costs.

Discontinued Operations

The discussion below of our results of operations excludes the impact of the following discontinued operations for all periods presented:

•
In March 2008, we exited GeoSport, our geosynthetic turf business;

•
In April 2010, we sold our 75.5% interest in GSE Bentoliner (Canada);

•
In June 2010, we divested U.S. Installation; and

•
In July 2010, we closed GSE UK, our manufacturing facility in the United Kingdom.

The presentation of our results for 2008 includes a reclassification of the financial results of GeoSport, Bentoliner, U.S. Installation and GSE UK to discontinued operations. The presentation of our results for 2009, 2010 and the nine months ended September 30, 2010 includes a reclassification of the financial results of Bentoliner, U.S. Installation and GSE UK to discontinued operations. See note 4, "Discontinued Operations," to our audited consolidated financial statements included elsewhere in this prospectus.

Segment Data

We have organized our operations into five principal reporting segments: North America, Europe Africa, Asia Pacific, Latin America and Middle East. We generate a greater proportion of our gross profit, as compared to our sales, in our North America segment, which consists of the United States, Canada and Mexico, because our product mix in this segment is focused on higher-margin products. We expect the percentage of total gross profit derived from outside North America to continue to increase in future periods as we continue to focus on selling these higher-value products in our other segments. We also expect the percentage of sales derived from outside North America to increase in future periods as we continue to expand globally. See note 18, "Segment Information," to our audited consolidated financial statements included elsewhere in this prospectus.

The following table presents our sales, by segment for the periods presented, as well as gross profit and gross profit as a percentage of sales from each segment:

	North America	Europe Africa	Asia Pacific	Latin America	Middle East
	(in thousands, except percentages)
Year ended December 31, 2008
Sales	$183,743	$105,111	$58,658	$45,931	$15,552
Gross profit	26,782	14,799	4,542	3,340	2,522
Gross margin	14.6%	14.1%	7.7%	7.3%	16.2%
Year ended December 31, 2009
Sales	$137,504	$82,278	$37,754	$23,613	$10,050
Gross profit	25,377	6,654	1,220	(1,389)	1,300
Gross margin	18.5%	8.1%	3.2%	(5.9)%	12.9%
Year ended December 31, 2010
Sales	$142,956	$104,506	$49,370	$36,120	$9,831
Gross profit	24,005	10,506	4,301	3,855	1,216
Gross margin	16.8%	10.1%	8.7%	10.7%	12.4%
Nine months ended September 30, 2010
Sales	$106,383	$83,771	$33,342	$23,353	$6,189
Gross profit	17,023	7,627	2,163	2,636	753
Gross margin	16.0%	9.1%	6.5%	11.3%	12.2%
Nine months ended September 30, 2011
Sales	$155,579	$103,730	$56,772	$30,643	$7,067
Gross profit	33,300	7,763	7,742	3,441	620
Gross margin	21.4%	7.5%	13.6%	11.2%	8.8%

The following table presents our sales from each segment, as a percentage of total sales:

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
North America	47.2%	49.6%	47.2%	48.4%	48.9%
Europe Africa	25.8	29.1	30.9	33.6	29.4
Asia Pacific	14.4	14.4	17.0	15.7	19.0
Latin America	11.2	8.1	10.5	9.2	8.8
Middle East	3.8	4.1	3.3	3.1	2.3

Total	100.0%	100.0%	100.0%	100.0%	100.0%

North America

North America sales increased $49.2 million, or 46.2%, during the first nine months of 2011 to $155.6 million from $106.4 million in the first nine months of 2010. Increases in sales prices contributed $27.3 million in additional sales and increased volume shipped contributed $21.9 million to the increase in sales. North America sales increased due to improved market share in high end products, higher volume requirements from existing large customers and increases in solid waste, mining and liquid containment markets. North America sales were also positively affected by increased sales of specialty products.

North America gross profit increased $16.3 million, or 95.9%, during the first nine months of 2011 to $33.3 million from $17.0 million in the first nine months of 2010. North America gross profit increased $9.0 million due to increased sales prices, changes in product mix and the pursuit of higher-margin projects, and $7.3 million due to an increase in volumes shipped.

North America sales increased $5.5 million or 4.0%, during 2010 to $143.0 million from $137.5 million in 2009, primarily due to increases in sales prices. During 2010, increased sales in the mining and coal ash markets were partially offset by declines in the solid waste market.

North America gross profit decreased $1.4 million during 2010 to $24.0 million from $25.4 million in 2009, primarily due to an increase in resin prices and a lag in corresponding price increases during the first half of 2010.

North America sales decreased $46.2 million, or 25.1%, during 2009 to $137.5 million from $183.7 million in 2008. Declining sales prices reduced sales by $25.7 million and reduced volumes shipped decreased sales $20.5 million. The North America decrease in sales volumes was primarily due to Mexico, where there is a higher than average exposure to large mining projects and a lower than average exposure to landfill projects.

North America gross profit decreased $1.4 million during 2009 to $25.4 million from $26.8 million in 2008. Decreased resin prices increased gross profit by approximately $7.4 million, and decreased volumes shipped and increased manufacturing cost decreased gross profit by $8.8 million.

Europe Africa

Europe Africa sales increased $19.9 million, or 23.7%, during the first nine months of 2011 to $103.7 million from $83.8 million in the first nine months of 2010. Sales increased $10.4 million due to increases in sales prices and $0.4 million due to increases in volume shipped. These increases were primarily due to higher volume sold into Europe, primarily within the solid waste market. Europe Africa sales were also positively affected by approximately $9.1 million from changes in foreign currency exchange rates.

Europe Africa gross profit increased $0.1 million to $7.7 million in the first nine months of 2011 compared to $7.6 million in the first nine months of 2010 due to increased sales prices and favorable changes in foreign currency exchange rates, which were partially offset by increased manufacturing costs.

Europe Africa sales increased $22.2 million, or 27.0%, during 2010 to $104.5 million from $82.3 million in 2009 due to increased activity in Africa. Sales increased $23.9 million due to increases in volumes shipped and $6.1 million due to increased sales prices. These increases were partially offset by approximately $7.8 million from changes in foreign currency exchange rates.

Europe Africa gross profit increased $3.8 million to $10.5 million in 2010 compared to $6.7 million in 2009. Increased volumes shipped contributed $5.5 million to the increase in gross profit, which was partially offset by approximately $1.3 million from changes in foreign currency exchange rates and increased manufacturing expense of $0.8 million.

Europe Africa sales decreased $22.8 million, or 21.7%, during 2009 to $82.3 million from $105.1 million in 2008. Sales decreased $21.4 million due to decreases in sales prices and approximately $4.6 million from changes in foreign currency exchange rates, partially offset by an increase in sales of $3.2 million due to increased volumes shipped.

Europe Africa gross profit decreased $8.1 million to $6.7 million in 2009 compared to $14.8 million in 2008. Gross profit decreased $5.7 million due to decreased sales prices and $3.0 million due to increased manufacturing expenses. Gross profit in Europe Africa was also affected by a decrease of approximately $0.2 million in foreign currency exchange rates.

Asia Pacific

Asia Pacific sales increased $23.5 million, or 70.6%, during the first nine months of 2011 to $56.8 million from $33.3 million in the first nine months of 2010. Increases in volumes shipped contributed $17.1 million to additional sales and increases in sales prices contributed $6.4 million. Asia Pacific sales increased due to higher volumes sold into China, Australia and India.

Asia Pacific gross profit increased $5.6 million, or 266.7%, during the first nine months of 2011 to $7.7 million from $2.1 million in the first nine months of 2010. Gross Profit increased $8.3 million due to an increase in volumes shipped, partially offset by higher raw material costs and increased manufacturing costs.

Asia Pacific sales increased $11.6 million, or 30.7%, during 2010 to $49.4 million from $37.8 million when compared to 2009 due to increased activity in China. Increases in volumes shipped contributed $7.7 million to additional sales and increases in sales prices contributed $3.9 million.

Asia Pacific gross profit increased $3.1 million during 2010 to $4.3 million from $1.2 million in 2009 due to increased volumes shipped and increased sales prices, partially offset by increased manufacturing costs.

Asia Pacific sales decreased $20.9 million, or 35.6%, during 2009 to $37.8 million from $58.7 million in 2008. Decreases in volumes shipped contributed $11.1 million to reduced sales and lower sales prices contributed $9.8 million.

Asia Pacific gross profit decreased $3.3 million during 2009 to $1.2 million from $4.5 million in 2008. Gross profit decreased primarily due to decreased volumes shipped and decreased sales prices, partially offset by decreased manufacturing costs.

Latin America

Latin America sales increased $7.3 million, or 31.3%, during the first nine months of 2011 to $30.6 million from $23.3 million in the first nine months of 2010. Increases in volumes shipped contributed $5.7 million in additional sales and increased sales prices increased sales by $1.6 million.

Latin America gross profit increased $0.8 million, or 30.8%, during the first nine months of 2011 to $3.4 million from $2.6 million in the first nine months of 2010. Gross profit increased $1.6 million due to an increase in volumes shipped partially offset by an increase in manufacturing costs.

Latin America sales increased $12.5 million, or 53.0% during 2010 to $36.1 million from $23.6 million in 2009 due to improved demand in the mining industry. Increases in volumes shipped contributed $8.8 million in additional sales and increased sales prices increased sales by $3.7 million.

Latin America gross profit increased $5.3 million during 2010 to $3.9 million from a loss of $1.4 million in 2009 due to increased volumes shipped and an increase in sales prices.

Latin America sales decreased $22.3 million, or 48.6%, during 2009 to $23.6 million from $45.9 million in 2008. Decreases in volumes shipped reduced sales by $14.0 million and decreased sales prices decreased sales by $8.3 million.

Latin America gross profit decreased $4.7 million during 2009 to a loss of $1.4 million from $3.3 million in 2008 due to decreased volumes shipped and decreases in sales prices.

Middle East

Middle East sales increased $0.9 million, or 14.5% to $7.1 million during the first nine months of 2011 from $6.2 million in the first nine months of 2010 primarily due to an increase in volumes shipped.

Middle East gross profit decreased $0.1 million to $0.6 million in the first nine months of 2011 from $0.7 million in the first nine months of 2010. This decrease was due to increased manufacturing expenses and increased raw material costs, partially offset by an increase in sales volumes.

Middle East sales decreased $0.2 million or 2.0%, to $9.8 million during 2010 from $10.0 million in 2009. Decreased sales prices reduced sales by $0.6 million and changes in foreign currency exchange rates decreased sales by $0.2 million, which were partially offset by an increase in volumes shipped.

Middle East gross profit decreased $0.1 million to $1.2 million in 2010 from $1.3 million in 2009. This decrease was due to increased manufacturing expenses and increased raw material costs, partially offset by an increase in sales volumes.

Middle East sales decreased $5.5 million or 35.5%, to $10.0 million during 2009 from $15.5 million in 2008. Decreased volumes shipped reduced sales by $3.6 million, decreased sales prices reduced sales by $1.7 million, and changes in foreign currency exchange rates decreased sales by $0.2 million.

Middle East gross profit decreased $1.2 million to $1.3 million in 2009 from $2.5 million in 2008. This decrease was primarily due to decreased volumes shipped.

Background on Restatement

We have restated our previously issued consolidated financial statements as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010. The restatements reflect adjustments to correct discrepancies identified in our Chilean subsidiary's records during the implementation of our Enterprise Resource Planning System, or ERP system, in 2011.

	Year Ended December 31, 2010
	Previously Reported	Adjustments	Restated
	(in thousands)
Inventory	$56,020	$(2,144)	$53,876
Accounts payable	30,698	1,868	32,566
Accumulated deficit	36,778	(4,012)	32,766
Cost of products	298,540	360	298,900
	Year Ended December 31, 2009
	Previously Reported	Adjustments	Restated
	(in thousands)
Inventory	$39,277	$(3,652)	$35,625
Accumulated deficit	57,000	(3,652)	53,348
Cost of products	255,442	2,595	258,037
	Year Ended December 31, 2008
	Previously Reported	Adjustments	Restated
	(in thousands)
Cost of products	$356,281	$729	$357,010

Key Drivers

The following are the key drivers of our business:

Timing of Projects.    Our financial results are influenced by the timing of projects that are developed and constructed by the end-users of our products in our primary end markets, including mining, waste management and liquid containment.

Mining projects and associated capital expenditures are driven by global commodity supply and demand factors. Our products are used primarily in metal mining, including copper, silver, uranium and gold. Metal mining projects are typically characterized by long lead times and large capital investment by the owners of the projects. In addition, these projects are often located in remote geographies with limited infrastructure, such as power and roads, creating complex logistics management requirements and long supplier lead times.

In our waste management end market, landfill construction and expansion projects are driven by waste volume generation and the need for additional municipal solid waste disposal resources. In developed markets, landfill construction and expansion projects are influenced by economic factors, particularly retail sales and consumer spending, housing starts and commercial and infrastructure construction. In emerging markets, waste management projects are also driven primarily by increased per capita GDP, which is positively correlated with waste generation, as well as by increasing environmental awareness and regulation, as discussed further below.

Finally, projects in our liquid containment end markets, including water management infrastructure, agriculture and aquaculture and industrial wastewater treatment applications, are driven by investment in civil and industrial infrastructure globally. This global spending is influenced by increased urbanization, increased wealth and protein-rich diets in developing economies necessitating higher levels of food production, population growth and other secular and economic factors, in both developed and emerging markets.

Environmental Regulations.    Our business is influenced by international levels of environmental regulation and mandated geosynthetics specifications, which vary across jurisdictions and by end market. For example, China has addressed the need for increased environmentally sound, solid waste disposal resources in its twelfth five-year plan, the most recent in a series of economic development initiatives, which mandates the investment of 180 billion Yuan, or approximately $28 billion, in the urban waste disposal sector between 2011 and 2015. Environmental regulations often require the use of geosynthetic products to contain materials and protect groundwater in various types of projects. In emerging markets, waste management and water infrastructure projects are driven by an ongoing increase in environmental awareness and regulation that has developed through the continued urbanization and increased affluence of these economies.

Although environmental regulations may not be as stringent or may not be enforced in emerging markets, we believe these regulations will continue to develop and to be enforced more diligently. In developed markets, existing regulations, which often specify our products, tend to be highly specific and stringently enforced. As a result, regulatory changes in developed markets tend to impact new end markets, such as coal ash containment in the United States.

Seasonality.    Due to the significant amount of our projects in the northern hemisphere (North America and Europe), our operating results are impacted by seasonal weather patterns in these markets. Our sales in the first and fourth quarters of the calendar year have historically been lower than sales in the second and third quarters. This is primarily due to lower activity levels in our primary end markets during the winter months in the northern hemisphere. The impact of this seasonality is partially mitigated by our mining and liquid containment end markets, which are located predominantly in the southern hemisphere. As our mining end market becomes a greater source of our sales, we expect seasonality to be further mitigated.

Resin Cost Volatility.    Resin-based material, derived from crude petroleum and natural gas, accounted for 82.4%, 79.7% and 80.2% of our cost of products for the years ended December 31, 2008, 2009 and 2010, respectively. Our ability to both manage the cost of our resin purchases as well as pass fluctuations in the cost of resin through to our customers is critical to our profitability. Fluctuations in the price of crude oil impact the cost of resin. In addition, planned and unplanned outages in facilities that produce polyethylene and its feedstock materials have historically impacted the cost of resin. In 2010, we implemented successful performance initiatives that focused on reducing the risk of volatility in resin costs on our profitability. We have developed policies, procedures, tools and organizational training procedures to enable better resin cost management and facilitate the efficient pass through of increases in our resin costs to our customers. These initiatives included diversifying our resin sources, hiring a polyethylene expert to lead procurement, implementing pricing tools that account for projected resin pricing, institutionalizing a bid approval process, creating a plant sourcing decision model, and running a large project tracking process. As a result of these policies, we successfully managed volatile resin prices between June 2010 and May 2011, when polyethylene resin prices fluctuated 23.1% between $0.78 per pound and $0.96 per pound, according to publicly available CDI data. While the significant majority of our products are sold under orders that include 30-day re-pricing provisions at our option, and while we have taken advantage of this option in the past, the policies, processes, tools and organizational training procedures described above allow us to limit the need to re-price projects already under contract. This, in turn, helps us better manage our relationships with our customers. We believe that managing the risks associated with volatility in resin costs is now among our critical and core competencies.

Results of Operations

The following table sets forth the components of our consolidated statements of operations as a percentage of sales for the periods indicated.

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
Sales	100%	100%	100%	100%	100%
Cost of products	87	89	87	88	85

Gross profit	13	11	13	12	15
Selling, general and administrative expenses	7	11	11	12	9
Amortization of intangibles	1	1	1	1	—

Operating income (loss)	5	–	–	1	6
Other expenses (income):
Interest expense, net of interest income	5	6	6	6	4
Foreign exchange (gain) loss	–	–	–	—	—
Change in fair value of derivatives	(1)	–	–	–	–
Loss on extinguishment of debt	–	–	–	—	1
Other income, net	–	(1)	(1)	(1)	—

Income (loss) from continuing operations before income taxes	1	(6)	(4)	6	1
Income tax expense (benefit)	1	(1)	(1)	–	1

Loss from continuing operations	–	(5)	(3)	6	—

Nine Months Ended September 30, 2011 Compared to the Nine Months Ended September 30, 2010

The following table sets forth our consolidated statements of operations for the nine months ended September 30, 2011 and 2010.

	Nine Months Ended September 30,
			Period over Period Change
	2010	2011
	(unaudited) (in thousands)
Sales	$253,038	$353,791	$100,753	40%
Costs of products	222,836	300,925	78,089	35

Gross profit	30,202	52,866	22,664	75
Selling, general and administrative expenses	31,064	31,499	435	1
Amortization of intangibles	1,710	1,057	(653)	(38)

Operating (loss) income	(2,572)	20,310	22,882	890
Other expenses (income):
Interest expense, net of interest income	14,531	14,978	447	3
Foreign currency transaction (gain) loss	(718)	36	754	105
Change in fair value of derivatives	59	—	(59)	100
Loss on extinguishment of debt	—	2,016	2,016	(100)
Other income, net	(1,457)	(928)	529	36

Income (loss) from continuing operations before income taxes	(14,987)	4,208	19,195	128
Income tax (benefit) expense	(322)	2,401	2,723	846

Loss from continuing operations	$(14,665)	$1,807	$16,472	112

Sales

Consolidated sales increased $100.8 million, or 39.8%, to $353.8 million for the nine months ended September 30, 2011 from $253.0 million for the nine months ended September 30, 2010. Volume shipped increased 19.2% year over year. Volume increases contributed approximately $46.2 million to the increase in sales. Increases in sales prices, due primarily to higher raw material costs and a favorable change in product mix, contributed $45.9 million to the increase in sales. Sales were also positively affected by approximately $8.7 million from changes in foreign currency exchange rates, principally the Euro in the Europe Africa region.

Cost of Products

Cost of products increased $78.1 million, or 35.0%, to $300.9 million for the nine months ended September 30, 2011 from $222.8 million for the nine months ended September 30, 2010. The increase in raw material costs contributed approximately 39%, or $30.2 million, to the increase; the increase in volume shipped, coupled with increased manufacturing costs, contributed approximately 61%, or $47.8 million, to the increase.

Gross Profit

Consolidated gross profit for the nine months ended September 30, 2011 increased $22.7 million, or 75.0%, to $52.9 million compared to $30.2 million for the nine months ended September 30, 2010.

Gross profit as a percentage of sales was 14.9% for the nine months ended September 30, 2011, compared with 11.9% for the nine months ended September 30, 2010. Gross profit increased $11.4 million due to increased volume and $10.4 million due to increased sales prices, change in product mix and the pursuit of higher-margin projects. During 2010, we hired a highly experienced polyethylene expert to lead our global procurement effort, implement best practices in global resin purchasing and better forecast our resin costs. Also during 2010, we implemented a margin management tool which significantly improved the pricing of our products in relation to market conditions and raw material prices. These practices contributed in part to the increase in our gross profit and our gross profit as a percentage of sales. Changes in foreign currency exchange rates, principally the Euro, positively affected gross profit by $0.9 million. We currently expect our full year 2011 gross profit as a percentage of sales to be slightly below our first nine months of the year.

Selling, General and Administrative Expenses

SG&A expenses for the nine months ended September 30, 2011 were $31.5 million compared to $31.1 million for the nine months ended September 30, 2010, an increase of $0.4 million, or 1.4%. SG&A expenses for the nine months ended September 30, 2011 include professional fees of $3.1 million, management incentive program costs of $2.8 million, sales force commissions of $1.1 million and severance costs of $0.4 million. SG&A expenses for the nine months ended September 30, 2010 include professional fees of $8.5 million, management incentive program costs of $1.1 million, and severance costs of $1.0 million related to the restructuring and productivity improvement programs we adopted during the fourth quarter of 2009. Professional fees of $8.5 million include $7.9 million related to the engagement of an independent consulting firm that specializes in performance improvement. This firm was an integral part of our detailed productivity and efficiency review and assessment of our operations.

SG&A as a percentage of sales was 8.9% and 12.3% for the nine months ended September 30, 2011 and 2010, respectively.

Amortization of intangibles was $1.1 million for the nine months ended September 30, 2011 compared to $1.7 million for the nine months ended September 30, 2010. The decrease was related primarily to the normal decline in amortization, calculated using an accelerated method, which results in less amortization expense in the later stages of the useful lives.

Other Expenses (Income)

Interest expense was $15.0 million for the nine months ended September 30, 2011 compared to $14.5 million for the nine months ended September 30, 2010. The $0.5 million increase in interest expense in the nine months ended September 30, 2011 was due primarily to the write off of $0.5 million of unamortized loss on the interest rate swap in connection with the refinancing of our Senior Notes and old revolving credit facility as described in "– Liquidity and Capital Resources – The Refinancing Transactions; Description of Long-Term Indebtedness." The weighted average debt balance outstanding was $185.5 million and $167.9 million for the nine months ended September 30, 2011 and 2010, respectively; weighted average effective interest rates were 9.23% and 10.47% for September 30, 2011 and 2010, respectively.

Foreign currency transaction loss was less than $0.1 million for the nine months ended September 30, 2011 compared to a foreign currency transaction gain of approximately $0.7 million for the nine months ended September 30, 2010. The $0.8 million decrease for the nine months ended September 30, 2011 was due to unfavorable currency exchange rates, primarily related to the Euro, compared to the nine months ended September 30, 2010.

There was no change in the fair value of derivatives during the nine months ended September 30, 2011 as a result of the counterparty to our interest rate swap exercising its optional early termination provision of the agreement during the second quarter of 2010.

Loss on extinguishment of debt of $2.0 million during the nine months ended September 30, 2011 relates to the refinancing of our Senior Notes and old revolving credit facility as described in "– Liquidity and Capital Resources – The Refinancing Transactions; Description of Long-Term Indebtedness."

Other income was $0.9 million for the nine months ended September 30, 2011 compared to $1.5 million for the nine months ended September 30, 2010. Other income for the nine months ended September 30, 2011 and 2010 includes $0.9 million and $1.2 million, respectively, related to discounts offered by our vendors for early payments. Other income for the nine months ended September 30, 2010 also includes $0.5 million of net interest income related to the interest rate swap. See note 11, "Fair Value of Financial Instruments," to our audited consolidated financial statements included elsewhere in this prospectus.

Income Tax Expense

Income tax expense from continuing operations for the nine months ended September 30, 2011 was $2.4 million compared to an income tax benefit of $0.3 million for the nine months ended September 30, 2010. Our provision for income taxes is recorded at the estimated annual effective tax rates for each tax jurisdiction based on fiscal year to date results. Our effective tax rates were 57% and (2)% for the nine months ended September 30, 2011 and 2010, respectively. The difference in the effective tax rate compared with the U.S. federal statutory rate is due to the mix of the international jurisdictional rates and the changes in valuation allowance. Our North America operations had a loss from continuing operations before income taxes during the nine months ended September 30, 2011 and it is not certain the existing net operating losses will be used in future periods to offset taxable income. Therefore, there was no income tax benefit recorded for the North America operations during the nine months ended September 30, 2011.

EBITDA and Adjusted EBITDA

EBITDA from continuing operations increased $19.9 million, or 231.4%, to $28.5 million during the nine months ended September 30, 2011 compared to $8.6 million for the nine months ended September 30, 2010. The increase in EBITDA was primarily related to an increase in our operating income of $22.9 million, partially offset by an increase in foreign exchange losses of $0.8 million and the loss on extinguishment of debt of $2.0 million. Adjusted EBITDA from continuing operations was $35.7 million during the nine months ended September 30, 2011, an increase of $16.6 million, or 86.9%, from $19.1 million during 2010. The increase in Adjusted EBITDA was primarily due to the increase in operating income of $22.9 million which was partially offset by decreases in our professional services and severance add backs of $5.3 million and $0.8 million, respectively.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

	Year Ended December 31,
			Period over Period Change
	2009	2010
	(Restated)	(Restated)
	(in thousands)
Sales	$291,199	$342,783	$51,584	18%
Cost of products	258,037	298,900	40,863	16

Gross profit	33,162	43,883	10,721	32
Selling, general and administrative expenses	31,776	40,078	8,302	26
Amortization of intangibles	2,619	2,284	(335)	13

Operating (loss) income	(1,233)	1,521	2,754	223
Other expenses (income):
Interest expense, net of interest income	19,188	19,454	266	1
Foreign currency transaction (gain) loss	375	(1,386)	(1,761)	470
Change in fair value of derivatives	210	59	(151)	72
Other (income), net	(3,031)	(2,193)	838	28

Loss from continuing operations before income taxes	(17,975)	(14,413)	3,562	20
Income tax (benefit)	(4,537)	(2,069)	2,468	54

Loss from continuing operations	$(13,438)	$(12,344)	$1,094	8%

Sales

Consolidated sales increased $51.6 million, or 17.7%, to $342.8 million for the year ended December 31, 2010 compared to $291.2 million for the year ended December 31, 2009. Volume shipped increased 14.4% year over year. Volume increases contributed approximately $40.8 million to the increase in sales. Many projects that were delayed in 2009 began manufacturing and shipping in 2010. Increases in sales prices, primarily related to higher raw material costs, contributed $18.9 million to the year over year sales increase. These increases were partially offset by a decrease of approximately $8.1 million due to changes in foreign currency exchange rates, principally the Euro in the Europe Africa region.

Cost of Products

Cost of products increased $40.9 million, or 15.8%, to $298.9 million for the year ended December 31, 2010 compared to $258.0 million for the year ended December 31, 2009. The increase in raw material costs contributed approximately 28% of the increase, and the increase in volume shipped, coupled with increased manufacturing costs, contributed approximately 72% of the increase.

Gross Profit

Consolidated gross profit for the year ended December 31, 2010 increased $10.7 million, or 32.3%, to $43.9 million compared to $33.2 million for the year ended December 31, 2009. The improvement in gross profit was due to increased sales volumes, an increase in sales price and improved margins. Gross profit as a percentage of sales was 12.8% for 2010, compared to 11.4% for 2009. During 2010, we implemented a margin management tool which significantly improved the pricing of our products in relation to market conditions and raw material prices. Gross profit increased during 2010 due to an increase in sales prices and improved margins in the second half of 2010, which were partially offset by higher raw material costs resulting in increased cost of products. Gross profit was negatively affected by a decrease of $1.3 million related to changes in foreign currency exchange rates, principally the Euro.

Selling, General and Administrative Expenses

SG&A expenses for the year ended December 31, 2010 were $40.1 million compared to $31.8 million for the year ended December 31, 2009 million, an increase of $8.3 million or 26.1%. SG&A expenses for the year ended December 31, 2010 include professional fees of $8.9 million and severance costs of $1.0 million related to the restructuring and productivity improvement programs adopted during the fourth quarter of 2009. SG&A expenses also include $1.5 million management incentive program costs and an increase of approximately $0.9 million in sales force commissions relating to the introduction of the 2010 commission compensation program. Professional fees of $8.9 million include $8.3 million related to the engagement of an independent consulting firm, which specializes in performance improvement. This firm was an integral part of our detailed productivity and efficiency review and assessment of our operations.

SG&A expenses for 2009 included an additional provision for doubtful accounts of $1.7 million related to uncertainty of collections in the economic downturn, professional fees of $1.7 million related to the restructuring and productivity improvement programs, severance related costs of $1.4 million and $1.0 million related to the death benefits payable to the estate of our former President and Chief Executive Officer, who passed away in 2009.

SG&A expenses were 11.7% and 10.9% of sales for the years ended December 31, 2010 and 2009, respectively.

Amortization of intangibles was $2.3 million for the year ended December 31, 2010 compared to $2.6 million for the year ended December 31, 2009. The decrease during 2010 was related primarily to the normal decline in amortization, calculated using an accelerated method, which results in less amortization expense in the later stages of the original estimated useful lives.

Other Expenses (Income)

Interest expense was $19.5 million for the year ended December 31, 2010 compared to $19.2 million for the year ended December 31, 2009. The $0.3 million increase in interest expense during 2010 was due to increased interest expense relating to our old revolving credit facility having higher balances outstanding during 2010 compared to 2009. The weighted average debt balance outstanding was $169.8 million and $168.6 million in 2010 and 2009, respectively. The weighted average effective interest rates were 11.5% and 11.4% for 2010 and 2009, respectively.

Gains from foreign currency transactions were $1.4 million for the year ended December 31, 2010 compared to losses of $0.4 million for the year ended December 31, 2009. The $1.8 million change was due to favorable currency exchange rates, primarily related to the Euro, during 2010 compared to 2009.

The change in the fair value of derivatives was an expense of $0.1 million for the year ended December 31, 2010 compared to $0.2 million for the year ended December 31, 2009 due to the net change in the mark-to-market value of our interest rate swap.

Other income was $2.2 million for the year ended December 31, 2010 compared to $3.0 million for the year ended December 31, 2009. Other income for the year ended December 31, 2010 and 2009 includes $1.6 million and $0.8 million, respectively, related to discounts offered by our vendors for early payments, and $0.5 million and $1.2 million, respectively, related to the interest rate swap. Other income in 2009 also includes $0.8 million of business interruption insurance proceeds.

Income Tax Benefit

Income tax benefit from continuing operations for the year ended December 31, 2010 was $2.1 million compared to $4.5 million for the year ended December 31, 2009. Our provision for income taxes is recorded at statutory rates for each tax jurisdiction based on total fiscal year to date results, adjusted for certain permanent differences. For the years ended December 31, 2010 and 2009, our effective income tax rates were 14.7% and 29.5%, respectively. Our 2010 effective tax rate was lower than our 2009 effective tax rate primarily because of valuation allowances recorded in 2010, changes in the mix of foreign and domestic income, and a prior year tax benefit recorded in 2009. The difference in the effective tax rate compared with the U.S. federal statutory rate was due to the mix of the international jurisdictional rates and the increase in the valuation allowance on our foreign tax credit and net operating loss carryforward.

EBITDA and Adjusted EBITDA

EBITDA from continuing operations was $17.2 million during the year ended December 31, 2010 compared to $12.7 million during 2009, an increase of $4.5 million, or 35.4%. The increase in EBITDA was primarily related to an increase in our operating income of $2.8 million and an increase in foreign exchange income of $1.8 million. Adjusted EBITDA from continuing operations was $28.1 million during year ended December 31, 2010, an increase of $8.9 million, or 46.4%, from $19.2 million during 2009. The increase in Adjusted EBITDA was primarily due to the increase in operating income of $2.8 million and increase in our professional services add back of $7.1 million, partially offset by $1.2 million related to death benefits paid to our former CEO and a decline in severance costs year over year.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

	Year Ended December 31,
			Period over Period Change
	2008	2009
	(Restated)	(Restated)
	(in thousands)
Sales	$408,995	$291,199	$(117,796)	29%
Cost of products	357,010	258,037	(98,973)	28

Gross profit	51,985	33,162	(18,823)	36
Selling, general and administrative expenses	27,407	31,776	4,369	16
Amortization of intangibles	3,044	2,619	(425)	14

Operating income (loss)	21,534	(1,233)	(22,767)	106
Other expenses (income):
Interest expense, net of interest income	20,819	19,188	(1,631)	8
Foreign currency transaction (gain) loss	(413)	375	788	191
Change in fair value of derivatives	(2,682)	210	2,892	108
Other income, net	(690)	(3,031)	(2,341)	339

Loss from continuing operations before income taxes	4,500	(17,975)	(22,475)	499
Income tax expense (benefit)	6,414	(4,537)	(10,951)	171

Loss from continuing operations	$(1,914)	$(13,438)	$(11,524)	602%

Sales

Consolidated sales decreased $117.8 million, or 28.8%, to $291.2 million for the year ended December 31, 2009 compared to $409.0 million for the year ended December 31, 2008. Volume shipped decreased 12.2% year over year. Volume decreases accounted for approximately $46.1 million of the decline in sales, due primarily to the global economic recession which curtailed spending dramatically in all regions of the world. Decreases in sales prices, related primarily to lower raw material costs, accounted for approximately $66.9 million of the decline in sales. Sales were also negatively impacted by approximately $4.8 million from changes in foreign currency exchange rates, principally the Euro.

Cost of Products

Costs of products decreased $99.0 million, or 27.7%, to $258.0 million for the year ended December 31, 2009 compared to $357.0 million for the year ended December 31, 2008. The lower raw material costs contributed approximately 66% of the decrease, and the decrease in volume shipped, coupled with lower manufacturing costs, contributed approximately 34% of the decrease.

Gross Profit

Consolidated gross profit for the year ended December 31, 2009 decreased $18.8 million, or 36.2%, to $33.2 million compared to $52.0 million for the year ended December 31, 2008. Gross profit as a percentage of sales was 11.4% for 2009, compared to 12.7% for 2008. Raw material prices dramatically fell at the end of the fourth quarter of 2008 and throughout the first quarter of 2009. Due to the weighted average cost method, which approximates the first-in, first-out method of accounting for inventory, raw material costs lag prevailing market prices by approximately two months. This resulted in high raw material costs in the first quarter of 2009, as higher cost inventory was consumed. The sharp fall in raw material costs was realized in the second quarter of 2009, which led to a quarter with abnormally high gross margins. Raw material prices (and costs) increased slightly in the third and fourth quarters of 2009. Gross profit was also affected by a decrease of approximately $0.3 million from changes in foreign currency exchange rates, principally the Euro.

Selling, General and Administrative Expenses

SG&A expenses for the year ended December 31, 2009 were $31.8 million compared to $27.4 million for the year ended December 31, 2008, an increase of $4.4 million or 15.9%. SG&A increased during 2009 due to an additional provision for doubtful accounts of $1.7 million, professional fees of $1.7 million related to the restructuring and productivity improvement programs, severance related costs of $1.4 million and $1.0 million related to the death benefits payable to the estate of our former President and Chief Executive Officer, who passed away in 2009. These increases were partially offset by a decrease of $0.4 million due to the weakening of the functional currencies of the foreign operations against the U.S. dollar and a decrease of $0.4 million in North America operations related to stock-based compensation when compared to 2008. Excluding the aforementioned items from our calculations for the 2009 period, ongoing SG&A costs decreased $0.4 million during 2009 compared to 2008.

SG&A expenses were 10.9% and 6.7% of sales for the years ended December 31, 2009 and 2008, respectively.

Amortization of intangibles was $2.6 million for the year ended December 31, 2009 compared to $3.0 million for the year ended December 31, 2008. The decrease during 2009 was related primarily to the normal decline in amortization, calculated using an accelerated method, which results in less amortization expense in the later stages of the original estimated useful lives.

Other Expenses (Income)

Interest expense was $19.2 million for the year ended December 31, 2009 compared to $20.8 million for the year ended December 31, 2008. The $1.6 million decrease in interest expense during 2009 was due to reduced interest expense relating to our old revolving credit facility having lower balances outstanding coupled with lower effective interest rates during 2009 and a decrease in interest expense for international operations due to reduced borrowings on credit facilities.

Foreign currency transaction loss was $0.4 million for the year ended December 31, 2009 compared to a $0.4 million foreign exchange gain for the year ended December 31, 2008. The $0.8 million change was due to unfavorable currency exchange rates during 2009 compared to the prior period.

Losses from the change in the fair value of derivatives were $0.2 million for the year ended December 31, 2009 compared to gains of $2.7 million during the prior period due to the net change in the mark-to-market value of the interest rate swap. See note 10, "Fair Value of Financial Instruments," to our audited financial statements included elsewhere in this prospectus for additional information.

Other income was $3.0 million for the year ended December 31, 2009 as compared to other income of $0.7 million for the year ended December 31, 2008. Other income for 2009 includes $1.2 million of income related to the interest rate swap, $0.9 million of business interruption insurance proceeds and other income of $0.9 million including discounts. Other income for 2008 included income related to the interest rate swap.

Income Tax (Benefit)

Income tax benefit from continuing operations for the year ended December 31, 2009 was $4.5 million compared to an income tax provision of $6.4 million for the year ended December 31, 2008. Our provision for income taxes is recorded at statutory rates for each tax jurisdiction based on total fiscal year to date results, adjusted for certain permanent differences. The difference in the effective rate compared with the U.S. federal statutory rate is due primarily to the mix of the international jurisdictional rates. The unusually high effective tax rate of 123% for the year ended December 31, 2008 was due to foreign earnings deemed repatriated and an increase in the valuation allowance on our foreign tax credit and net operating loss carryforward.

EBITDA and Adjusted EBITDA

EBITDA from continuing operations was $12.7 million during the year ended December 31, 2009 compared to $38.1 million during 2008, a decrease of $25.4 million, or 66.7%. The decrease in EBITDA was primarily related to a decrease in our operating income of $22.8 million and the change in fair value of derivatives of $2.9 million. Adjusted EBITDA from continuing operations was $19.2 million during year ended December 31, 2009, a decrease of $19.2 million, or 50.0%, from $38.4 million during 2008. The decrease in Adjusted EBITDA was primarily due to the decrease in operating income of $22.8 million, partially offset by an increase in our professional services and severance add backs of $0.8 million and $1.4 million, respectively.

Quarterly Financial Information

The following tables set forth certain historical unaudited consolidated quarterly income statement data for each of the eleven quarters ended September 30, 2011. This unaudited information has been prepared on a basis consistent with our annual financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of the unaudited quarterly data. This information should be read together with our audited consolidated financial statements and the related notes, included elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of results that we may achieve for any subsequent periods.

	Three Months Ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011
	(in thousands, except percentage data)
Selected Quarterly Financial Information
Sales	$66,036	$78,114	$83,848	$63,201	$55,923	$98,012	$99,103	$89,745	$88,462	$118,487	$146,842
Cost of Products	64,156	62,097	70,488	61,296	53,064	86,138	83,634	76,064	74,008	100,911	126,006

Gross Profit	1,880	16,017	13,360	1,905	2,859	11,874	15,469	13,681	14,454	17,576	20,836
Operating Income (Loss)	(6,737)	8,996	5,532	(9,024)	(5,507)	(661)	3,596	4,093	4,717	7,847	7,746
Adjusted EBITDA	(1,584)	12,624	10,199	(2,088)	(290)	8,437	10,980	8,937	9,775	12,409	13,526
As a percentage of sales:
Sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross Profit	2.8%	20.5%	15.9%	3.0%	5.1%	12.1%	15.6%	15.2%	16.3%	14.8%	14.2%
Adjusted EBITDA	(2.4)%	16.2%	12.2%	(3.3)%	(0.5)%	8.6%	11.1%	10.0%	11.0%	10.5%	9.2%

Adjusted EBITDA represents net income or loss before interest expense, income tax expense, depreciation and amortization of intangibles, change in the fair value of derivatives, loss (gain) on foreign currency transactions, restructuring expenses, extraordinary and non-recurring professional fees, stock-based compensation expense, loss (gain) on asset sales, loss on extinguishment of debt and management fees paid to CHS. Disclosure in this prospectus of Adjusted EBITDA, which is a "non-GAAP financial measure," as defined under the rules of the SEC, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. Adjusted EBITDA should not be considered as an alternative to net income, income from continuing operations or any other performance measure derived in accordance with GAAP. Our presentation of Adjusted EBITDA should not be construed to imply that our future results will be unaffected by unusual or non-recurring items.

We believe this measure is meaningful to our investors to enhance their understanding of our financial performance. Although Adjusted EBITDA is not necessarily a measure of our ability to fund our cash needs, we understand that it is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and to compare our performance with the performance of other companies that report Adjusted EBITDA. Adjusted EBITDA should be considered in addition to, not as a substitute for, net income, income from continuing operations and other measures of financial performance reported in accordance with GAAP. Our calculation of Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. The following table reconciles net loss from continuing operations to Adjusted EBITDA for the periods presented in this table and elsewhere in this prospectus.

	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011
	(in thousands)
Net (loss) income attributable to GSE Holding, Inc.	$(9,146)	$2,760	$1,001	$(10,950)	$(12,674)	$(3,264)	$(2,922)	$2,113	$(731)	$(1,183)	$3,804
(Income) loss from discontinued operations, net of income tax	790	(963)	273	2,746	4,129	231	(140)	208	(386)	379	(76)
Interest expense, net of interest rate swap	4,553	5,956	4,379	3,117	4,395	4,695	4,935	4,910	4,841	5,480	4,662
Income tax expense (benefit)	(1,235)	(222)	(72)	(3,008)	37	(432)	73	(1,746)	127	1,074	1,200
Depreciation and amortization expense	3,129	3,092	3,103	3,379	3,181	3,148	3,157	3,214	3,045	3,127	3,168
Change in the fair value of derivatives(a)	133	622	(509)	(36)	(65)	124	–	–	–	–	–
Foreign exchange (gain) loss(b)	(808)	1,067	335	(219)	(970)	(1,601)	1,853	(668)	1,290	363	(1,617)
Restructuring expense(c)	400	–	66	978	268	841	74	–	355	–	26
Professional fees(d)	133	69	105	1,379	894	4,120	3,448	355	651	649	1,843
Stock-based compensation expense(e)	–	–	–	28	14	–	–	53	75	–	–
Management fees(f)	501	501	501	501	501	500	518	500	500	504	516
Loss on extinguishment of debt(g)	–	–	–	–	–	–	–	–	–	2,016	–
Other(h)	(34)	(258)	1,017	(3)	–	75	(16)	(2)	8	–	–

Adjusted EBITDA	$(1,584)	$12,624	$10,199	$(2,088)	$(290)	$8,437	$10,980	$8,937	$9,775	$12,409	$13,526

(a)
Represents the mark-to-market change in the value of three interest rate swaps, including one entered into in July 2010 in connection with our German revolving credit facility and one entered into in January 2005 and one in June 2009, each as a mechanism to convert $75.0 million of fixed rate debt to variable rate debt.

(b)
Primarily related to gains and losses incurred on purchases, sales, intercompany loans and dividends denominated in non-functional currencies.

(c)
Represents severance costs primarily related to the restructuring and productivity improvement programs adopted by us during the fourth quarter of 2009.

(d)
Represents consulting and other advisory fees related to recruiting a new chief executive officer through the third quarter of 2009 and the restructuring and productivity improvement programs adopted by us during the fourth quarter of 2009 which primarily consists of fees related to the engagement of an independent consulting firm that specializes in performance improvements for portfolio companies of private equity firms.

(e)
Represents the compensation expense attributable to each respective period based on the calculated value of employee stock options.

(f)
Represents management fees that will terminate in connection with this offering. See "Certain Relationships and Related Party Transactions – Management Agreement."

(g)
Represents the loss recognized in connection with the refinancing of our Senior Notes as described in "– Liquidity and Capital Resources – The Refinancing Transactions; Description of Long Term Indebtedness."

(h)
The three months ended September 30, 2009 included $1.0 million in death benefits paid to our former President and Chief Executive Officer. Otherwise, relates to gains and losses on asset sales.

Liquidity and Capital Resources

General

We rely on borrowings under our Senior Secured Credit Facilities and other financing arrangements as our primary source of liquidity. See "– The Refinancing Transactions; Description of Long-Term Indebtedness" for a description of our long-term debt. Our cash flow from operations serves as an additional source of liquidity to the extent available. We generally have positive cash flow from operations in the third quarter of the fiscal year due to increased sales during the summer months. Our primary liquidity needs are to finance working capital, capital expenditures and debt service. The most significant components of our working capital are cash and cash equivalents, accounts receivable, inventories, accounts payable and other current liabilities. Our working capital position has benefited from growth in sales and Adjusted EBITDA, improvements in gross margin, increases in backlog and orders and low annual maintenance and capital expenditure requirements.

We believe that our cash on hand, together with the availability of borrowings under our Senior Secured Credit Facilities and other financing arrangements and cash generated from operations, will be sufficient to meet working capital requirements, anticipated capital expenditures and scheduled interest payments on our indebtedness for at least the next twelve months. We are not dependent on this offering to meet our liquidity needs during that period. We are repaying a portion of our outstanding indebtedness with the proceeds from this offering. See "Use of Proceeds."

Cash and Cash Equivalents

As of September 30, 2011, we had $8.7 million in cash and cash equivalents, a decrease of $6.5 million from December 31, 2010 cash and cash equivalents of $15.2 million. This decrease was primarily related to net cash used in operating activities of $6.2 million. We maintain cash and cash equivalents at various financial institutions located in the United States, Germany, Thailand, Egypt and Chile. $1.7 million, or 19.5%, was held in domestic accounts with various institutions and approximately $7.0 million, or 80.5%, was held in accounts outside of the United States with various financial institutions.

In general, when an entity in a foreign jurisdiction repatriates cash to the United States, the amount of such cash is treated as a dividend taxable at current U.S. tax rates. We have not historically repatriated the earnings of any of our foreign subsidiaries, and we currently have no intention of repatriating foreign earnings. If we were to repatriate earnings from our foreign subsidiaries in the future, we would be subject to U.S. income taxes upon the distribution of cash to us from our non-U.S. subsidiaries. Although foreign tax credits may be available to reduce the amount of the additional tax liability, these credits may be limited based on our tax attributes. The U.S. tax effects of potential dividends and related foreign tax credits associated with earnings indefinitely reinvested have not been realized pursuant to ASC-740-10. Upon distribution we will be subject to U.S. income taxes pursuant to ASC-740-10.

Accounts Receivable

As of September 30, 2011, we had $97.1 million in trade accounts receivable. We evaluate the creditworthiness of our customers on at least an annual basis and from time to time require customers to provide letters of credit to guarantee payments. No single customer accounted for 10% or more of sales for the nine months ended September 30, 2011 or 2010.

The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in existing receivables. The allowance is reviewed monthly and we establish reserves for doubtful accounts on a case-by-case basis when it is believed that the required payment of specific amounts owed to us is unlikely to occur.

Inventory

As of September 30, 2011, we had $54.7 million in inventory. Inventory is recorded at the lower of cost or market. Cost, which includes material, labor and overhead, is determined by the weighted average cost method, which approximates the first-in, first-out cost method. See note 3, "Inventory," to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional information.

Other Current Liabilities

As of September 30, 2011, we had $67.1 million in accounts payable and accrued liabilities. Approximately 65% of this balance, or $43.3 million, was attributable to trade accounts payable, primarily from the purchase of raw material, including polyethylene resins. We currently purchase raw materials from at least two significant suppliers at each of our manufacturing locations. Polyethylene resins are occasionally in short supply and are subject to price fluctuation in response to market demand. We have not encountered any significant prolonged difficulty to date in obtaining raw materials in sufficient quantities to support our operations at current or expected near-term levels. However, any disruption in raw material supply or abrupt increases in raw material prices could have an adverse effect upon our operations.

The Refinancing Transactions; Description of Long-Term Indebtedness

    First Lien Credit Facility

On May 27, 2011, we entered into a five-year, $160.0 million first lien senior secured credit facility with General Electric Capital Corporation, Jefferies Finance LLC and the other financial institutions party thereto, consisting of $135.0 million of term loan commitments, or the First Lien Term Loan, and $25.0 million of revolving loan commitments, or the Revolving Credit Facility, which is collectively referred to as the "First Lien Credit Facility." On October 18, 2011, the Revolving Credit Facility was amended to increase the aggregate revolving loan commitments from $25.0 million to $35.0 million. Increased capacity under the Revolving Credit Facility is anticipated to be used to meet our current liquidity requirements, including for working capital, and to fund our continued growth. The First Lien Credit Facility will mature in May 2016. Borrowings under the First Lien Credit Facility incur interest expense that is variable in relation to the LIBOR (and/or Prime) rate. In addition to paying interest on outstanding borrowings under the First Lien Credit Facility, we are required to pay a 0.75% per annum commitment fee to the lenders in respect of the unutilized commitments, and letter of credit fees equal to the LIBOR margin on the undrawn amount of all outstanding letters of credit. As of September 30, 2011, there was $152.7 million outstanding under the First Lien Credit Facility consisting of $134.7 million in term loans and $18.0 million in revolving loans, and the interest rate on such loans was 7.0%. We had $5.0 million of capacity under the Revolving Credit Facility after taking into account outstanding loan advances and letters of credit.

    Second Lien Term Loan

On May 27, 2011, we also entered into a 5.5 year, $40.0 million second lien senior secured credit facility with Jefferies Finance LLC and the other financial institutions party thereto, consisting of $40.0 million of term loan commitments, or the Second Lien Term Loan, which is collectively referred to with the First Lien Credit Facility as the "Senior Secured Credit Facilities." The Second Lien Term Loan will mature in November 2016. All borrowings under the Second Lien Term Loan will incur interest expense that is variable in relation to the LIBOR (and/or Prime) rate. Additionally, the term loan accrues PIK interest of 2.0% per annum, which is added to the principal balance of the term loan and becomes due at maturity, rather than being paid out by us periodically in cash. As of September 30, 2011, there was $40.3 million, including PIK interest, outstanding under the Second Lien Term Loan and the interest rate on the Second Lien Term Loan was 13.0%, including 2.0% PIK interest.

Guarantees; Security.    The obligations under our Senior Secured Credit Facilities are guaranteed on a senior secured basis by GSE Holding and each of its and our existing and future wholly owned domestic subsidiaries, other than GSE International, Inc. and any other excluded subsidiaries. The obligations under our First Lien Credit Facility are secured by a first priority perfected security interest in substantially all of our and the guarantors' assets, subject to certain exceptions, permitted liens and permitted encumbrances under our First Lien Credit Facility. The obligations under our Second Lien

Term Loan are also secured by liens on substantially all of our and the guarantors' assets, subject to certain exceptions, permitted liens and permitted encumbrances; provided, however, that the liens granted under our Second Lien Term Loan are contractually subordinated to the liens that secure our First Lien Credit Facility.

Restrictive Covenants.    The Senior Secured Credit Facilities contain various restrictive covenants that include, among other things, restrictions or limitations on our ability to incur additional indebtedness or issue disqualified capital stock unless certain financial tests are satisfied; pay dividends, redeem subordinated debt or make other restricted payments; make certain loans, investments or acquisitions; issue stock of subsidiaries; grant or permit certain liens on assets; enter into certain transactions with affiliates; merge, consolidate or transfer substantially all of assets; incur dividend or other payment restrictions affecting certain subsidiaries; transfer or sell assets including, but not limited to, capital stock of subsidiaries; and change the business we conduct. However, all of these covenants are subject to exceptions. Beginning with the twelve months ended September 30, 2011, we were subject to a Total Leverage Ratio not to exceed 6.15:1.00 and an Interest Coverage Ratio of not less than 1.80:1.00. For the year ended December 31, 2011, we will be subject to a maximum Capital Expenditure Limitation of $17.5 million.

As of September 30, 2011, we were in compliance with all covenants under the Senior Secured Credit Facilities. In connection with this offering, we are seeking an amendment to the Senior Secured Credit Facilities which would, among other matters, amend the definition of "Change of Control" to reduce CHS' current specified ownership percentage of 35% following the consummation of this offering.

For all periods presented prior to September 30, 2011, we were not subject to any restrictive financial covenants and were in compliance with all debt covenants under the existing agreements.

    Senior Notes and Revolving Credit Facility

We issued, pursuant to an indenture dated as of May 18, 2004, as amended, between us, the subsidiary guarantors party thereto and U.S. Bank National Association, as trustee, $150.0 million aggregate principal amount of 11% Senior Notes due 2012.

On May 27, 2011, we used a portion of the net proceeds from our Senior Secured Credit Facilities, together with cash on hand, to fund the repayment of all outstanding indebtedness under our Senior Notes and refinanced $27 million in borrowings under our old revolving credit facility. We also purchased approximately $132.4 million aggregate principal amount of the notes pursuant to a tender offer on May 27, 2011. We redeemed the remaining outstanding notes on July 11, 2011. In connection with the refinancing of our Senior Notes and our old revolving credit facility, we recorded a loss on extinguishment of debt of $2.0 million, primarily related to the write off of debt issuance costs.

    Non-Dollar Denominated Debt

As of September 30, 2011, we had five local international credit facilities.

We have credit facilities with two German banks in the amount of EUR 6.4 million ($8.6 million). As of September 30, 2011, we had EUR 1.6 million ($2.1 million) available under these credit facilities with EUR 1.5 million ($2.0 million) of bank guarantees outstanding and EUR 3.3 million ($4.5 million) outstanding under the line of credit. These credit facilities are secured by a corporate guarantee and bear interest at various market rates. These credit facilities are used primarily for performance guarantees, warranties and temporary working capital requirements.

We have two credit facilities with Egyptian banks in the amount of EGP 15.0 million ($2.5 million). These credit facilities bear interest at various market rates and are primarily for cash management purposes. We had EGP 11.4 million ($1.9 million) available under these credit facilities with EGP 2.7 million ($0.5 million) of bank guarantees outstanding with and EGP 0.9 million ($0.1 million) outstanding under the credit facilities as of September 30, 2011.

On March 6, 2009, we entered into a BAHT 50.0 million ($1.6 million) revolving credit facility with Export-Import Bank of Thailand, or EXIM, which has a termination date at EXIM's or our discretion. This revolving credit facility bears interest at EXIM prime rate less 0.75% for BAHT borrowings and at London Interbank Offer Rates (LIBOR) plus 3.5% for U.S. dollar borrowings. Repayments of principal are required within 90 days from the date of each draw down borrowing and interest is payable once a month on the last day of the month. The credit facility is secured by a BAHT 15.0 million ($0.5 million) mortgage on land, building and equipment. We had BAHT 18.8 million ($0.6 million) available under these credit facilities with BAHT 25.0 million ($0.8 million) of letters of credit outstanding with BAHT 6.2 million ($0.2 million) outstanding under the credit facility as of September 30, 2011.

For purposes of presenting in U.S. dollars, the amounts outstanding and the amounts available for borrowing under our non-dollar denominated debt, in each case as of September 30, 2011, we have used the U.S. dollar foreign currency exchange rates in late New York trading on September 30, 2011 as quoted in The Wall Street Journal of EUR 1.00 to $1.339, EGP 1.00 to $0.1670 and BAHT 1.00 to $0.03130.

    Other Debt

In conjunction with the acquisition of SL Limitada, we entered into a five year installment obligation with the seller of SL Limitada for $4.5 million, secured by a share pledge agreement for 30% of the equity of GSE Lining Technology Chile, S.A., our indirect wholly owned subsidiary. The installment obligation bore interest at 5% for the first two years, converting to a variable rate based on LIBOR for the remaining term. Payments were in five annual principal and interest amounts beginning on January 1, 2007. There was no balance outstanding on September 30, 2011 as the final installment of $0.9 million was paid in January 2011.

In connection with the acquisition of ProGreen Sport Surfaces, which became our GeoSport business, we entered into a three-year unsecured promissory note in the original principal amount of $2.7 million. The note bore interest at the rate of 5.13% per annum and was payable in three equal annual principal payments of $0.9 million plus accrued interest commencing October 13, 2007. We elected to not make the final installment of $0.9 million on the note payable, plus accrued interest, to the former owners of ProGreen during the fourth quarter of 2009, as we were in dispute with ProGreen over $1.3 million in warranty claims. ProGreen filed a lawsuit in the United States District Court for the Southern District of Texas to recover the $0.9 million outstanding balance plus interest and attorneys' fees from us. In April 2011, we and ProGreen entered into a settlement agreement to jointly dismiss the lawsuit filed by ProGreen. As part of that settlement we agreed to pay ProGreen $0.65 million and ProGreen forgave the $0.35 million remaining balance of the note payable plus accrued interest.

We have a BAHT 225.7 million ($7.2 million) term loan with a Thailand bank, bearing interest at the bank's Minimum Lending Rate, or MLR, less 1.00% for the first two years and MLR less 0.50%, thereafter, which is secured by equipment, building and lease rights of the property where the equipment and building are located. As of September 30, 2011, the bank's MLR was 7.25%. The promissory note required monthly payments of interest only for the first six months beginning in October 2007 with monthly payments of BAHT 1.4 million ($46 thousand) plus interest beginning April 2008, increasing to BAHT 3.5 million ($0.1 million) in July 2008, and finally increasing to BAHT 3.8 million ($0.1 million) beginning in December 2008 and maturing in May 2013. The term loan has a balance outstanding on September 30, 2011 of BAHT 46.1 million ($1.5 million).

In April 2011, the Company entered into a EUR 0.7 million ($0.94 million) term loan with a German bank, bearing interest at 5.15%, which is secured by equipment. The loan requires monthly payments of principal and interest totaling EUR 21,000 ($28,000) beginning April 2011 and maturing in March 2014. The term loan has a balance outstanding on September 30, 2011 of EUR 0.6 million ($0.8 million).

Foreign Earnings

Undistributed retained earnings of our foreign subsidiaries amounted to approximately $25.8 million at September 30, 2011. Provision for U.S. federal and state income taxes has not been provided for certain earnings considered to be indefinitely reinvested. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred tax asset/liability, if any, for the temporary differences related to investments in foreign subsidiaries that are essentially permanent in duration is not practicable.

Cash Flow Analysis

A summary of operating, investing and financing activities are shown in the following table:

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(Unaudited)
	(in thousands)
Net cash provided by (used in) operating activities – continuing operations	$(5,400)	$45,250	$(26,541)	$(16,364)	$(11,329)
Net cash provided by (used in) operating activities – discontinued operations	(171)	4,053	(3,219)	(4,370)	5,087
Net cash provided by (used in) investing activities – continuing operations	(5,706)	(2,697)	(3,337)	(1,887)	(7,713)
Net cash provided by (used in) investing activities – discontinued operations	(259)	75	2,284	2,284	–
Net cash provided by (used in) financing activities – continuing operations	5,454	(32,691)	25,691	15,774	7,847
Net cash provided by (used in) financing activities – discontinued operations	(1,170)	–	–	–	(650)
Effect of exchange rate changes on cash – continuing operations	272	(59)	(228)	(113)	312
Effect of exchange rate changes on cash – discontinued operations	334	143	(280)	(255)	(18)
(Decrease) increase in cash and cash equivalents	(6,646)	14,074	(5,630)	(4,931)	(6,464)
Cash and cash equivalents at end of period	6,740	20,814	15,184	15,883	8,720

Net Cash Provided by (Used in) Operating Activities

Net cash provided by (used in) operating activities consists primarily of net loss adjusted for non-cash items, including depreciation and amortization, and the effect of changes in working capital.

Net cash used in operating activities was $11.3 million for the nine months ended September 30, 2011 compared to $16.4 million in the nine months ended September 30, 2010. The $5.1 million decrease in cash used in operating activities was due primarily to generating operating income as a result of the restructuring and productivity improvement programs we initiated following a detailed review during the fourth quarter of 2009. See note 2, "Discontinued Operations," to our unaudited condensed consolidated financial statements included elsewhere in this prospectus. This increase in net income was partially offset by a decrease in accrued liabilities when compared to the prior year period. A significant improvement in accounts receivable collections and a decrease in inventory, partially offset by an increase in accounts payable, contributed to the decrease in cash used in operating activities during the nine months ended September 30, 2011.

Net cash used in operating activities was $26.5 million for the year ended December 31, 2010 compared to net cash provided by operating activities of $45.3 million in 2009. The $71.8 million decrease was related primarily to the increased accounts receivable and inventory levels, partially offset by the increase in accounts payable and accrued liabilities.

Net cash provided by operating activities was $45.3 million for the year ended December 31, 2009 compared to net cash used in operating activities of $5.4 million in 2008. The $50.7 million increase in cash provided by operating activities was due primarily to the reduction in inventory levels and the collection of accounts receivable.

Net Cash Provided by (Used in) Investing Activities

Net cash provided by (used in) investing activities consists primarily of:

•
capital expenditures for growth, including real estate and buildings, in order to expand and upgrade manufacturing facilities or add in incremental capacity;

•
capital expenditures for facility maintenance, including machinery and equipment improvements; and

•
corporate overhead, including information technology and expenses associated with operations at our headquarters.

Net cash used in investing activities during the nine months ended September 30, 2011 was $7.7 million, compared to $1.9 million during the nine months ended September 30, 2010. Capital expenditures during the nine months ended September 30, 2011 consisted of $1.4 million of growth expenditures, $2.6 million of maintenance expenditures and $3.7 million related to improving the functionality of our ERP system. Capital expenditures during the nine months ended September 30, 2010 consisted of $1.6 million of maintenance expenditures and $0.3 million of growth expenditures.

We currently anticipate total 2011 capital expenditures to be approximately $11.0 million, which includes $6.0 million of growth capital expenditures and $5.0 million of maintenance expenditures, including $3.0 million related to adding global functionality to the existing ERP system. We expect to fund capital expenditures with cash on hand. There are currently no material contractual obligations or commitments related to these planned capital expenditures.

Net cash used in investing activities during the year ended December 31, 2010 was $3.3 million compared to $2.7 million in 2009. Capital expenditures during 2010 were $3.3 million, which included $0.8 million in growth capital expenditures, $2.0 million of maintenance expenditures and $0.5 million related to improving the functionality of our ERP system. Capital expenditures during 2009 included $1.6 million of maintenance expenditures and $1.2 million related to improving the functionality of our ERP system.

Net cash used in investing activities was $5.7 million during the year ended December 31, 2008, principally from the purchase of plant, property and equipment.

Net Cash Provided by (Used in) Financing Activities

Net Cash provided by (used in) financing activities consist primarily of borrowings and repayments related to our credit facilities and fees and expenses paid in connection with our credit facilities.

Net cash provided by financing activities was $7.8 million during the nine months ended September 30, 2011, compared to $15.8 million during the nine months ended September 30, 2010. This change was attributable primarily to the refinancing of our old revolving credit facility and Senior Notes with a portion of the net proceeds from our Senior Secured Credit Facilities. See "– The Refinancing Transactions; Description of Long-Term Indebtedness."

Net cash provided by financing activities was $25.7 million for the year ended December 31, 2010, compared to net cash used in financing activities of $32.7 million for the year ended December 31, 2009. Net cash provided by financing activities in 2010 was a result of $27.9 million of net proceeds from credit lines, reduced by long-term debt repayments of $2.2 million. Net cash used in financing activities during 2009 was a result of $32.5 million of net repayments on credit lines and long-term debt repayments of $2.3 million partially offset by $2.1 million of proceeds resulting from the early termination of our interest rate swap.

Net cash used in financing activities was $32.7 million for the year ended December 31, 2009, compared to net cash provided by financing activities of $5.5 million during the year ended December 31, 2008. Proceeds from lines of credit and repayments of lines of credit were the principal drivers of net cash provided by financing activities during 2008 totaling $154.5 million and $148.3 million, respectively.

Off-Balance Sheet Arrangements

As of September 30, 2011, we had no off-balance sheet arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

Contractual Obligations

Contractual Obligations as of December 31, 2010

The following table represents a summary of our estimated future payments under material contractual cash obligations as of December 31, 2010, prior to the Refinancing Transactions.

Changes in our business needs, cancellation provisions, changing interest rates and other factors may result in actual payments differing from these estimates. We cannot provide certainty regarding the timing and amounts of payments.

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Contractual Obligations:
Long-Term Debt(1)	$178,571	$3,317	$175,254	$–	$–
Interest Payments(2)	24,724	17,459	7,265	–	–
Operating Leases(3)	2,112	487	473	268	884
Consulting Obligation(4)	5,000	5,000	–	–	–

Total	$210,407	$26,263	$182,992	$268	$884

(1)
Represents principal payments on our old revolving credit facility, Senior Notes and other long-term debt as of December 31, 2010. On May 27, 2011, we entered into our Senior Secured Credit Facilities, a portion of the net proceeds of which, together with cash on hand, was used to refinance our old revolving credit facility and Senior Notes. See "– The Refinancing Transactions; Description of Long-Term Indebtedness" above for additional details.

(2)
Represents interest payments on our Senior Notes at 11.0%, our old revolving credit facility at 3.5% and our other long-term debt facilities at their respective stated interest rates, which averaged 5.6%.

(3)
We enter into operating leases in the normal course of business. Our operating leases include the leases of certain of our manufacturing and warehouse facilities.

(4)
Consists of fees payable to CHS IV for the rendering of management, consulting, financial and other advisory services pursuant to the terms of our management agreement dated May 18, 2004, as amended May 27, 2011, which had an initial term of seven years with subsequent annual renewals. The management agreement calls for annual management fees of $2.0 million, twelve months of which have been reflected in this table related to the renewal period in place as of December 31, 2010. This figure also includes the one-time cash fee of $3.0 million payable to CHS IV concurrently with this offering. See "– Pro Forma Contractual Obligations as of December 31, 2010" below and "Certain Relationships and Related Party Transactions – Management Agreement."

Pro Forma Contractual Obligations as of December 31, 2010

The following table represents a summary of our estimated future payments under material contractual cash obligations as of December 31, 2010, on a pro forma basis after giving effect to the Refinancing Transactions, termination of our management agreement with CHS IV and our receipt of the net proceeds from our sale of common stock in this offering, as if those transactions had occurred as of December 31, 2010.

Changes in our business needs, cancellation provisions, changing interest rates and other factors may result in actual payments differing from these estimates. We cannot provide certainty regarding the timing and amounts of payments.

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Contractual Obligations:
Long-Term Debt(1)	189,217	4,667	2,503	142,047	40,000
Interest Payments(2)	79,846	14,645	29,085	29,040	7,076
Operating Leases(3)	2,112	487	473	268	884
Consulting Obligation(4)	3,000	3,000	–	–	–

Total	274,175	22,799	32,061	171,355	47,960

(1)
Represents the scheduled principal payments on our Senior Secured Credit Facilities and other long-term debt and excludes other mandatory principal prepayments that are based on excess cash flow. On May 27, 2011, we entered into our Senior Secured Credit Facilities, a portion of the net proceeds of which, together with cash on hand, was used to refinance our old revolving credit facility and Senior Notes. See "– The Refinancing Transactions; Description of Long-Term Indebtedness" above for additional details.

(2)
Represents interest payments on our long-term debt based on the principal payment assumptions described in note 1 above. The interest payments were determined assuming the current interest rates of each credit facility, which are 7.0% for both the First Lien Term Loan and the Revolving Credit Facility and 13.0% for the Second Lien Term Loan. The 13.0% interest rate on the Second Lien Term Loan includes 2.0% PIK interest with related cash payments reflected in the period of more than 5 years.

(3)
We enter into operating leases in the normal course of business. Our operating leases include the leases of certain of our manufacturing facilities, sales offices and warehouses.

(4)
Represents the one-time cash fee payable to CHS IV concurrently with this offering in connection with the termination of the management agreement. See "Certain Relationships and Related Party Transactions – Management Agreement."

Contingencies

We are involved in various legal and administrative proceedings and disputes that arise from time to time in the ordinary course of doing business. Some of these proceedings may result in fines, penalties or judgments being assessed against us, which, from time to time, may adversely affect our financial results. See note 16, "Commitments and Contingencies," to our audited consolidated financial statements and note 15, "Concentration of Credit and Other Risks," to our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have considered these proceedings and disputes in determining the necessity of any reserves for losses that are probable and reasonably estimable. Our recorded reserves are based on estimates developed with consideration given to the potential merits of claims or quantification of any performance obligations. In doing so, we take into account our history of claims, the limitations of any insurance coverage, advice from outside counsel, the possible range of outcomes to such claims and obligations and their associated financial impact (if known and reasonably estimable), and management's strategy with regard to the settlement or defense of such claims and obligations. While the ultimate outcome of those claims, lawsuits or performance obligations cannot be predicted with certainty, we believe, based on our understanding of the facts of these claims and performance obligations, that adequate provisions have been recorded in the accounts where required. In addition, we believe it is not reasonably possible that resolution of these legal actions will, individually or in the aggregate, have a material adverse effect on our financial condition or results of operations. It is possible, however, that charges related to these matters could be significant to our results or cash flows in any single accounting period.

In addition, we provide our customers limited material product warranties. Our limited product warranties are typically five years but occasionally extend up to 20 years. These warranties are generally limited to repair or replacement of defective products or workmanship, often on a prorated basis, up to the dollar amount of the original order. In some foreign orders, we may be required to provide the customer with specified contractual limited warranties as to material quality. Our product warranty liability in many foreign countries is dictated by local laws in addition to the warranty specified in the orders. Failure of our products to operate properly or to meet specifications may increase our costs by requiring additional engineering resources, product replacement or monetary reimbursement to a customer. We have received warranty claims in the past, and we expect to continue to receive them in the future. Warranty claims are not covered by insurance, and substantial warranty claims in any period could have a material adverse effect on our financial condition, results of operations or cash flows as well as on our reputation. See note 2, "Summary of Significant Accounting Policies," to our audited consolidated financial statements and note 7, "Warranty Reserves," to our unaudited condensed consolidated financial statements contained elsewhere in this prospectus.

Furthermore, in certain direct sales and raw material acquisition situations, we are required to post performance bonds or bank guarantees as part of the contractual guarantee for performance. The performance bonds or bank guarantees can be in the full amount of the orders. To date we have not received any claims against any of the posted securities, most of which terminate at the final completion date of the orders. As of September 30, 2011, we had $5.3 million of bonds outstanding and $5.6 million of guarantees issued under bank lines. See note 16, "Commitments and Contingencies," to our audited consolidated financial statements and note 13, "Commitments and Contingencies," to our unaudited condensed consolidated financial statements contained elsewhere in this prospectus.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. We base our estimates and assumptions on historical experience and on various other information and data that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. The results of our analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies involve areas that require significant judgments and estimates on the part of management in the course of preparing of our financial statements.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized and represent the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We record a valuation allowance when it is more likely than not that some of our net deferred tax assets will not be realized. In determining the need for valuation allowances, we consider our projected future taxable income and the availability of tax planning strategies. In the case of our net operating loss carryforwards, we have provided deferred income tax benefits only to the extent we believe we will be able to utilize them in future tax filings. If in the future we determine that we will be able to realize more of the related net deferred tax assets, we will make an adjustment to the allowance, which would increase our income in the period that such a determination is made.

We operate in various tax jurisdictions and are subject to audit by various tax authorities. We are currently being audited by the United States Internal Revenue Service for the 2008 taxable year. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained following an examination. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized upon effective settlement. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Accounts Receivable

Accounts receivable from our customers in connection with sales transactions are recorded at the invoiced amounts and do not bear interest. We record an allowance for doubtful accounts, which reflects our best estimate of the amount of probable credit losses in our existing receivables. The allowance is reviewed and adjusted, if necessary, on at least a quarterly basis. In addition, we establish reserves for doubtful accounts on a case-by-case basis when we believe that the required payment of specific amounts owed to us is unlikely to occur.

We have receivables from customers in various countries, and generally do not require collateral or other security to support customer receivables unless credit capacity is not evident. In the case where credit capacity does not exist or cannot be appropriately determined, unsecured exposure security instruments such as upfront cash payments, down payments, credit cards, letters of credit, standby letters of credit, bank guarantees or personal guarantees are required. In addition, in the U.S., in cases when a customer's project is state or federally sponsored or owned, a payment or security bond is required by law in most jurisdictions. If the customers' financial condition was to deteriorate or their access to freely convertible currency was restricted, resulting in impairment of their ability to make the required payments, additional allowances may be required. In the event of a default by a U.S. customer, we may also have the option to file liens against property owners to the extent permissible under applicable state laws.

Inventories

Our inventories are stated at the lower of cost or market. Cost, which includes materials, labor and overhead, is determined by the weighted average cost method, which approximates the first-in, first-out cost method.

We perform an analysis of our inventory levels and resulting valuation on at least a quarterly basis, or more frequently if circumstances dictate. As a result of this analysis we may record or adjust existing provisions, as appropriate, to write-down slow-moving, excess or obsolete inventory to estimated net realizable value. The process for evaluating inventory often requires us to make subjective judgments and estimates concerning anticipated customer demand and future sales levels, as well as the quantities and prices at which such inventories will be able to be sold in the normal course of business. If actual conditions are less favorable than those reflected in our estimates, additional inventory write-downs to market value may be required and future periods' gross margin rates may be unfavorably or favorably affected.

Goodwill

We review goodwill to determine potential impairment annually, or more frequently if events and circumstances indicate that the asset might be impaired. The goodwill impairment analysis is comprised of two steps. The first step requires the comparison of the fair value of the applicable reporting unit to its respective carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not considered impaired and we would not be required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference.

Our reporting units are the same as our operating segments: Europe Africa, North America, Asia Pacific, Latin America and the Middle East. Goodwill allocated to Europe Africa, North America, Asia Pacific, Latin America and the Middle East represents approximately 45%, 39%, 9%, 7% and 0%, respectively, as of December 31, 2010. The fair value exceeds the carrying value of net assets by approximately 24%, 33%, 10% and 154% for Europe Africa, North America, Asia Pacific and Latin America, respectively, as of December 1, 2010, the date of our last impairment analyses.

In performing the annual goodwill impairment test we considered three generally accepted approaches for valuing a business: the income, market and cost approaches. Based on the nature of our business, and the current and expected financial performance, we determined that the market and income approaches were the most appropriate methods for estimating the fair value of each reporting unit. For the income approach we used the discounted cash flow method, and considered such factors as sales, depreciation, amortization, capital expenditures, incremental working capital requirements, tax rate and discount rate. Consideration of these factors inherently involves a significant amount of judgment, and significant movements in sales or changes in the underlying assumptions may result in fluctuations of estimated fair value.

For the market approach we used both the guidelines public company and the comparable transaction methods. We considered such factors as appropriate guideline companies, appropriate comparable transactions and control premiums.

In determining the value of Europe Africa, North America and Latin America, we did not have any basis to determine that either the income approach or market approach provided a better indication of value. As such, we weighted the two approaches equally. Given the differences in comparable entities and transactions selected for the market approach to estimate the value of Asia Pacific, we determined that the income approach provided a better indication of value than the market approach. As such, we gave a 70% weighting to the income approach and a 30% weighting to the market approach in estimating the value of Asia Pacific. We used the discounted cash flow method to determine the fair value of our reporting units in 2009. The change from a single valuation technique to weighting the results of two valuation techniques did not have a significant impact on our goodwill impairment analysis.

Erosion in capital markets, material reductions in our expected cash flow forecasts, significant reductions in our market capitalization or a significant decline in economic conditions, in addition to changes to the underlying assumptions used in our valuation approach described above, could all lead to future impairment of goodwill.

Stock-Based Compensation

Historically, we have issued only a de minimis number of stock-based compensation awards and the amount of stock-based compensation expense we have recognized has not been material to our results of operations. We expect that we will make more stock awards following this offering and the amount of stock-based compensation will therefore increase.

All share-based payments to employees, including grants of employee stock options, are measured at their respective grant date calculated values, and expensed in our consolidated statements of operations over the requisite service period (generally the grant's vesting period). We use a calculated value to measure the compensation expense for share-based awards made to employees, as we have concluded that it is impracticable to determine the expected volatility of our share price, given the lack of historical stock trading activity. Instead, we use an industry measure of volatility in calculating this value.

The value of each option award is estimated on its respective grant date using the Black-Scholes option pricing model. The application of the Black-Scholes option pricing model valuation model involves assumptions that are judgmental and sensitive, which affects compensation expense related to these awards, including the value of our common stock, the risk-free interest rate, expected option life, expected volatility and expected dividend yield. The expected option life is based on our best estimate of the anticipated exercise activity for the grants, taking into consideration historical exercise patterns for previous grants to the extent we believe that such information is predictive. The specific industry measure we use to calculate expected volatility is the Dow Jones Building and Material Index fund, which includes public companies that we believe are most comparable to our business.

In estimating the value of our common stock, we calculate a business enterprise value based upon the anticipated value of cash flows that the business can be expected to generate in the future. This approach employs a discounted cash flow analysis using our weighted average cost of capital, which is calculated by weighting the required return on equity capital and interest-bearing debt in proportion to their estimated percentages in our capital structure. Our discounted cash flow analysis is comprised of the following steps:

•
estimating future cash flows for a certain discrete projection period;

•
discounting these cash flows to present value at a rate of return that considers the relative risk of achieving the cash flows and the time value of money;

•
estimating the residual value of normalized cash flows subsequent to the discrete projection period; and

•
combining the present value of the residual cash flows with the discrete projection period cash flows to indicate the fair value of a marketable controlling interest in the business.

We recognize compensation expense for all stock-based awards with graded vesting on a straight-line basis over the vesting period of the entire award. While the applicable guidance requires that we consider the impact of estimated forfeitures in recognizing the associated compensation expense, there has been no impact on the vast majority of our option awards, as they were fully vested upon the grant date.

The following table presents the grant dates and related exercise prices of stock options granted during the year ended December 31, 2010 and, through the date of this prospectus, during 2011.

	Number of Shares	Exercise Price	Estimated Fair Market Value of Common Stock	Per Share Calculated Value of Options
October 28, 2010	43,452	$6.15	$5.51	$0.69
January 1, 2011	36,210	$5.11	$4.76	$0.65
January 17, 2011	72,420	$5.11	$4.76	$0.65

We have historically granted stock options at exercise prices at, or slightly higher than, the estimated fair value of our common stock.

Our Board of Directors performed valuations in the fourth quarter of 2010 with respect to the October 28, 2010 grant and in the first quarter of 2011 with respect to the January 1, 2011 and January 17, 2011 grants. The assumptions underlying our estimated future cash flows between these two valuations did not change, however, the risk free interest rate which was based on a 20-year treasury bond increased by over 0.5% resulting in an increase in our weighted average cost of capital and a corresponding decrease in our terminal value for the purpose of the discount cash flow model. There was also a decrease of $4.0 million in our cash on hand. These two factors are the primary reasons for the decrease in the estimated fair market value of our underlying common stock between October 28, 2010 and January 2011.

We believe that the primary reason for the increase in the fair value of our common stock from January 17, 2011 to our initial public offering price is continued improvement in our financial performance from 2010 through 2011. Our sales increased $100.8 million, or 39.8%, to $353.8 million for the nine months ended September 30, 2011 from $253.0 million for the nine months ended September 30, 2010. Our gross profit for the nine months ended September 30, 2011 increased $22.7 million, or 75.0%, to $52.9 million compared to $30.2 million for the nine months ended September 30, 2010. Growth in the nine months ended September 30, 2011 has been driven, in part, by our focus on product innovation and strategic growth initiatives in new markets and applications, as exemplified by the ongoing diversification of our sales.

Notwithstanding these developments that management believes led to the recent increase in the value of our common stock, we cannot assure you that we will succeed in implementing our business strategy in the future and that our business will continue to grow. In addition, we have in the past experienced, and expect to continue to experience in the future, substantial fluctuations in our quarterly operating results. These and other factors may result in substantial fluctuations in our stock price and valuation.

Revenue Recognition

GAAP guidance establishes the following four criteria that must be met in order for revenue to be recognized: (1) persuasive evidence of an arrangement exists, (2) product delivery has occurred, (3) the sales price to the customer is fixed or determinable and (4) collectability is reasonably assured. Specifically, for our direct sales of products to customers, we recognize revenues when products are shipped (as this is the point that title and risk of loss pass to the customer), we have no further obligation to the customer with respect to the delivered products, and collectability of the amount billed is reasonably assured.

We recognize revenue relating to contracts for the design and installation of geosynthetic containment solutions using the percentage of completion method. The use of this method is based on our experience and history of being able to prepare reasonably dependable estimates of the cost to complete our projects. Under this method, we estimate profit as the difference between the total estimated revenue and total estimated cost of a contract. Profit is recognized over the life of the contract based on costs incurred to date as a percentage of total estimated costs. We routinely review estimates related to the corresponding contracts, and revisions to profitability are reflected in the quarterly and annual earnings. If a current estimate of total contract cost exceeds the current estimate of total contract revenue, which indicates a loss on a contract, the projected loss is recognized in full at that time. Revenue recognized under the percentage of completion method was $7.1 million for the nine months ended September 30, 2011.

Recently Issued Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011, Intangibles—Goodwill and Other: Testing Goodwill for Impairment, to allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. As the amendments only impact the process of assessing goodwill for impairment, and not the recognition or measurement of an impairment charge, the adoption of these amendments is not expected to have a material impact on our results of operations, financial position or cash flows.

In May 2011, FASB issued ASU 2011-05, Comprehensive Income: Presentation of Comprehensive Income, to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments do not change the guidance regarding the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments should be applied retrospectively, and is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The adoption is not expected to have a material impact on our results of operations, financial position or cash flows.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This ASU represents the converged guidance of the FASB and the IASB on fair value measurement, and results in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term "fair value." These amendments change some of the terminology used to describe many of the existing requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments should be applied prospectively, and they are effective during interim and annual periods beginning after December 15, 2011. Early application by public entities is not permitted. The adoption is not expected to have a material impact on our results of operations, consolidated financial position or cash flows.

In December 2010, the FASB issued ASU No. 2010-28, Intangibles – Goodwill and Other: When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. The amendments in this ASU modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing event or circumstance-driven guidance related to goodwill impairment testing between annual tests. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The adoption is not expected to have a material impact on our results of operations, consolidated financial position or cash flows.

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, which clarifies certain existing disclosure requirements in ASC 820, Fair Value Measurements and Disclosures, as well as requires disclosures related to significant transfers between each level and additional information about Level 3 activity. ASU 2010-06 begins phasing in the first fiscal period after December 15, 2009. We did not make nor do we anticipate a significant transfer between each level as of December 31, 2010. As such, we do not believe this ASU will have a material impact on our results of operations, consolidated financial position or cash flows.

In September 2009, FASB issued ASC 105, formerly FASB Statement No. 168, The FASB Accounting Standards Codification (Codification) and the Hierarchy of Generally Accepted Accounting Principles (GAAP) – A Replacement of FASB Statement No. 162. ASC 105 establishes the Codification as the single source of authoritative GAAP in the United States, other than rules and interpretive releases issued by the SEC. The Codification is a reorganization of current GAAP into a topical format that eliminates the current GAAP hierarchy and establishes instead two levels of guidance authoritative and non-authoritative. All non-grandfathered, non-SEC accounting literature that is not included in the Codification will become non-authoritative. The Codification was effective for interim and annual periods ending after September 15, 2009. As the Codification was not intended to change or alter existing GAAP, it did not have a material impact on our consolidated financial statements.

In May 2009, the FASB issued ASC 855-10, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In February 2010, the FASB issued Accounting Standards Update (ASU) 2010-09, which provided amended guidance on subsequent events. Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. The adoption of this statement did not have a material impact on our consolidated financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

We are subject to various market risks, primarily related to changes in interest rates, foreign currency exchange rates and raw material supply prices. Our financial position, results of operations or cash flows may be negatively impacted in the event of adverse movements in the respective market rates or prices in each of these risk categories. Our exposure in each category is limited to those risks that arise in the normal course of business, as we do not engage in speculative, non-operating transactions, nor do we utilize financial instruments for trading purposes.

Interest Rate Risk

In order to manage both interest rates and underlying borrowing costs, we use a combination of fixed-rate and floating-rate debt instruments. In certain circumstances, we may use derivatives, such as interest rate swaps, as a further means to manage the level of our exposure to variable interest rate risk. Generally, such derivatives are executed with major reputable financial or lending institutions with investment grade credit ratings, with the objective of reducing counterparty credit risk.

At both December 31, 2010 and 2009, we had $150.0 million aggregate principal amount of Senior Notes outstanding, bearing interest at a fixed rate of 11.0% per annum. In addition, we had $24.1 million in variable rate borrowings outstanding under our old revolving credit facility at December 31, 2010, bearing interest at various rates, reflecting either a base rate or LIBOR plus a spread of up to 200 basis points. There were no borrowings outstanding under our old revolving credit facility at December 31, 2009. We also had amounts outstanding at both December 31, 2010 and 2009 under various international term loans and credit facilities used to provide international operations with local access to funds for cash management and temporary working capital needs.

We had one interest rate swap in place at December 31, 2010, which was a €1.0 million ($1.3 million, based on December 31, 2010 exchange rate) notional pay fixed-receive floating swap used to hedge the exposure to variable interest rates for a portion of one of our international credit facilities. At December 31, 2009, we had a $75.0 million notional value pay floating-receive fixed interest rate swap in place, which effectively converted $75.0 million of our fixed-rate Senior Notes to variable-rate debt, with an underlying benchmark rate based on LIBOR. This swap was terminated effective May 15, 2010.

The fair value of our Senior Notes at December 31, 2010 and 2009 was $142.2 million and $148.5 million, respectively. These fair values reflect the application of current interest rates offered for debt with similar remaining terms and maturities as of the respective measurement dates. The fair value of our Senior Notes was subject to fluctuations resulting from changes in the applicable market interest rates, the Senior Notes have since been repaid in connection with the Refinancing Transactions discussed below.

In May 2011, we refinanced our Senior Notes as well as $27 million in borrowings under our old revolving credit facility, with a portion of the proceeds from the Senior Secured Credit Facilities. See "– The Refinancing Transactions; Description of Long-Term Indebtedness" above. Borrowings under each of the Senior Secured Credit Facilities bears interest at a floating rate based on LIBOR or Prime, at our option. At September 30, 2011, we had $152.7 million in outstanding borrowings under these new facilities consisting of $134.7 million in term loans and $18.0 million in revolving loans at a weighted average interest rate of 7.0%. See note 19, "Subsequent Events," to our audited consolidated financial statements included elsewhere in this prospectus for further discussion of this refinancing.

Our results of operations and cash flows would be affected by changes in the applicable underlying benchmark interest rates due to the impact such changes would have on the interest payable on variable-rate debt outstanding under the Senior Secured Credit Facilities and, to the extent applicable, our interest rate-related derivative instruments. Holding other variables constant, including levels of indebtedness under the Senior Secured Credit Facilities, a 50 basis point increase in interest rates would result in an increase of approximately $0.9 million in annual interest expense.

The hypothetical changes and assumptions may be different from actual changes and events in the future, and the computations do not take into account management's possible actions if such changes actually occurred over time. Considering these limitations, actual effects on future earnings could differ from those calculated above.

Foreign Currency Exchange Rate Risk

We maintain operations in countries outside of the United States, including Germany, Chile, Thailand and Egypt, some of which use the respective local foreign currency as their functional currency. Each foreign operation may enter into contractual arrangements with customers or vendors that are denominated in currencies other than its respective functional currency. As a result, our results of operations may be affected by exposure to changes in foreign currency exchange rates and economic conditions in the regions in which we purchase raw material inventory or sell and distribute our products. Exposure to variability in foreign currency exchange rates from these transactions is managed, to the extent possible, through the use of natural hedges which result from purchases and sales occurring in the same foreign currency within a similar period of time, thereby offsetting each other to varying degrees.

In addition, we also execute intercompany lending transactions, and a foreign subsidiary may pay dividends to its respective parent, or ultimately, the United States parent. These transactions are denominated in various foreign currencies which results in exposure to exchange rate risk that could impact our results of operations.

The total foreign currency transaction gains (losses), attributable to non-functional currency purchases and sales, and intercompany loans and dividends was $1.4 million and $(0.4) million for the years ended December 31, 2010 and 2009, respectively, representing less than 0.5% of sales and cost of products. In addition, the loss attributable to these foreign currency transactions during the nine months ended September 30, 2011 was less than $0.1 million. Given the relative size of these gains and losses, we do not believe that any reasonable near-term changes in applicable rates would have a material impact on our result of operations.

We did not enter into any foreign currency hedging transactions in the nine month period ended September 30, 2011 or the year ended December 31, 2010, nor do we anticipate using derivative instruments to manage foreign currency exchange rate risk in the foreseeable future.

In addition to the transaction-related gains or losses that are reflected within the results of operations, we are subject to foreign currency translation risk, as the financial statements for our foreign subsidiaries are measured and recorded in the respective subsidiary's functional currency and then translated into U.S. Dollars for consolidated financial reporting purposes. The resulting translation adjustments are recorded within accumulated other comprehensive income, a component of stockholders' equity, on the consolidated balance sheet.

Raw Material Supply and Price Risk

Our primary raw materials used in the production of our products are polyethylene resins. As these resins are petroleum-based materials, changes in the price of feedstocks, such as crude oil or natural gas, as well as changes in market supply and demand may cause the cost of these resins to fluctuate significantly. During 2010, raw material cost accounted for approximately 80% of our cost of products. Given the significance of these costs and the inherent volatility in supplier pricing, our ability to reflect changes in the cost of resins in our products' selling prices in an efficient manner, passing the increase on to our customers, contributes to the management of our overall supply price risk and its potential impact on our results of operations.

We have not historically entered, nor do we intend to enter, into long-term purchase orders for the delivery of raw materials. Our orders with suppliers are flexible and do not contain minimum purchase volumes or fixed prices. Accordingly, our suppliers may change their selling prices or other relevant terms on a monthly basis, exposing us to pricing risk. Our recent implementation of advanced pricing and forecasting tools, more centralized procurement and additional sources of supply have increased our focus on product margins and resulted in overall lower supply costs.

Holding all other variables constant, a 1.0% increase in resin prices would have increased cost of products by approximately $2.8 million, based on our consolidated 2010 sales volume.

Business

Our Business

We are the leading global provider by sales of highly engineered geosynthetic containment solutions for environmental protection and confinement applications. Our products are used in a wide range of infrastructure end markets such as mining, waste management, liquid containment (including water infrastructure, agriculture and aquaculture), coal ash containment and shale oil and gas. We are one of a few providers with the full suite of products required to deliver customized solutions for complex projects on a worldwide basis, including geomembranes, drainage products, geosynthetic clay liners, or GCLs, nonwoven geotextiles, and specialty products. We sell our products in over 110 countries and a global infrastructure that includes seven manufacturing facilities located in the United States, Germany, Chile, Egypt and Thailand, 18 regional sales offices located in 12 countries and engineers and technical salespeople located on four continents. We generate the majority of our sales outside of North America, including 38% from sales into high-growth emerging and frontier markets in Asia, Latin America, Africa and the Middle East. Our comprehensive product offering and global infrastructure, along with our extensive relationships with customers and end-users, provide us with access to high-growth markets worldwide, visibility into upcoming projects and the flexibility to serve customers regardless of geographic location.

Geosynthetic lining solutions are mission-critical, and often mandated by regulatory authorities, for the safe containment of materials and groundwater protection across a wide range of applications. Our technologically advanced products are manufactured primarily from polyethylene resins and proprietary additives, and are engineered to high performance specifications such as relative impermeability, structural integrity and resistance to weathering, ultraviolet degradation and extended chemical exposure. Our products are low in cost relative to the total development expenditure of a typical project, as well as to the remediation cost and adverse environmental impact that would result from not using a geosynthetic lining solution. We believe that we derive a pricing premium and margin advantage from our technologically advanced products and our brand name that is well-recognized in the industry for quality, reliability and innovation, each of which are critical factors when purchasing a product that is often required to last in perpetuity.

We are one of a few providers that possess the manufacturing capabilities and product breadth to develop solutions that meet the specific performance and regulatory standards required to supply large, complex projects on a global basis. Our manufacturing facilities have one of the broadest geographic presences in the industry and are strategically located to allow us to serve the fastest growing end markets and geographies, to effectively manage our cost structure and to maintain proximity to our customers and suppliers. In addition, we have a global network of engineers and salespeople that work with customers to provide customized solutions. Our engineers also collaborate with international standards organizations to develop regional specifications and standards for existing and new applications; consequently, we help public and private industry engineers to establish the framework of specifications for our industry's products. We believe that our global infrastructure provides us with a competitive advantage, particularly in emerging and frontier markets, as we are well positioned to capture new opportunities from the implementation and enforcement of more stringent environmental regulations driven by increasing environmental awareness globally.

We serve leading mining, waste management and power companies; independent installers and dealers; general contractors and government agencies. Our solutions have been integral components of projects by large, well-established and well-known companies such as Arizona Public Service Company, Inc., Barrick Gold Corp., BHP Billiton plc, the Charoen Pokphand Group Co. Ltd., Newmont Mining Corp., Rio Tinto Limited, Veolia Environnement S.A. and Waste Management, Inc. Our customer base is geographically diversified with 58% of our sales in 2010 generated outside North America including emerging and frontier markets in Asia (14%), Latin America (11%), Africa (10%) and the Middle East (3%). We define emerging markets as nations with rapid growth in business activity and industrialization, such as China and India, and frontier markets as countries that are earlier in their development cycles but could exhibit similar characteristics in the future, such as Vietnam and many African countries. We serve over 1,300 customers annually, and our largest customer accounted for less than 5% of our sales in 2010. We maintain strong, longstanding relationships with our customer base, with an average tenure of 13 years with our top 10 customers.

Our sales grew by 40% to $443.5 million in the twelve months ended September 30, 2011 from $316.2 million in the twelve months ended September 30, 2010. In the twelve months ended September 30, 2011, we had net income of $4.0 million compared to a net loss of $29.8 million in the same prior year period, a 113% increase. Our Adjusted EBITDA grew by 162% to $44.6 million from $17.0 million in the same prior year period. See "Management Discussion and Analysis of Financial Condition and Results of Operations – Quarterly Financial Information" for a reconciliation of Adjusted EBITDA to net income or loss. Growth in the twelve months ended September 30, 2011 has been driven, in part, by our focus on product innovation and strategic growth initiatives in new markets and applications, as exemplified by the ongoing diversification of our sales. Despite challenging economic conditions in early 2010, we were able to meaningfully streamline our operations and implement successful performance improvements that have enhanced our profitability and provided us with significant operating leverage. As a result of these initiatives, we increased our gross margins by 3% to 15% in the nine months ended September 30, 2011 from 12% in the same period in the prior year and we believe there is an ongoing opportunity for improvement. Our adjusted gross margins increased by 2% to 17% in the nine months ended September 30, 2011 from 15% in the same period in the prior year. See note (3) to the table set forth in "– Summary Historical Consolidated Financial and Operating Data" for a reconciliation of adjusted gross margin to gross margin. Our recent historical sales have been variable, however, and we recorded a net loss in each of the last three fiscal years. In addition, our sales typically flutuate from quarter to quarter due to seasonal weather patterns and our long sales cycle. As of September 30, 2011, our total outstanding debt was $197.2 million.

Our Industry

A&M estimates that the market for geosynthetics used in environmental containment applications will be approximately $1.7 billion in 2011, and is expected to grow at an annual rate of 7% to approximately $2.2 billion by 2015. According to A&M, we are the largest market participant with 24% global geomembrane market share, and we are the market leader in several key markets and geographies, as shown by our 40% market share in the mining end market, our 19% market share in the waste management end market, and our 11% market share in the liquid containment end market. Our industry is highly fragmented due to its relevance to a wide variety of products, applications, end markets and geographies. For the most part, other market participants are small, privately held companies that compete on a local or regional basis and offer only one or a few products. Globally, demand for geosynthetics is influenced by environmental regulations, particularly those involving heap leach mining, landfills and waste ponds for industrial and energy process by-products. For these markets, some type of geosynthetic is typically required to comply with environmental standards for groundwater protection. In the United States, one example of applicable legislation is RCRA, which provides legal guidelines for the storage, treatment and disposal of hazardous and nonhazardous solid waste.

We focus primarily on the global mining, waste management and liquid containment end markets, and are developing new end markets such as coal ash containment and shale oil and gas. Although the businesses of many of our customers are, to varying degrees, cyclical and experience periodic upturns and downturns, we believe that there are highly attractive near- to medium-term global macroeconomic trends in each of these sectors.

Mining.    In the heap leach extraction process used in the mining industry, geosynthetic systems prevent the leakage of the valuable leachate into which the metal is dissolved, protect the ground and soil from contamination and provide drainage solutions. In all other processes, geosynthetics are used as containment solutions for the tailing ponds in which water borne tailings are stored in order to allow the separation of solid particles from water. The size of the geosynthetic opportunity in mining end markets is directly related to the amount of global mining activity, which is driven by demand for metals and minerals and the need for new mining infrastructure to satisfy this demand. Our products are especially relevant to mining applications focused on copper, gold, silver, uranium and phosphate. According to Datamonitor, the global copper industry alone is expected to produce 19.4 million metric tons in 2015, representing an increase of 22.5% over 2010 production levels. The global mining industry is expected to increase annual capital expenditures by 113% to $168 billion in 2018 from $79 billion in 2009, according to the McKinsey Basic Materials Institute.

Waste Management.    Geosynthetics are used in the management of MSW as liners to prevent landfill runoff from entering the surrounding environment and as caps to prevent the escape of greenhouse gases, control odors and limit rainwater infiltration. Key Note estimates that 2.0 billion tons of MSW were generated worldwide in 2006 and nearly 3.0 billion tons are expected to be generated in 2011, representing annual growth of approximately 8%. While growth in North American and European waste management markets has historically trended with GDP growth, we believe the construction and expansion of landfills for the containment of this waste will drive global geosynthetic demand in emerging markets. According to Key Note, developing nations, such as China and India, represent more than half of global MSW generation and also require the most investment in their waste management infrastructure. We believe that increased wealth, the positive correlation between MSW generation and per capita GDP and heightened environmental regulation will move disposal practices in Asia and other emerging markets away from current open dumping and open burning practices towards landfilling and other more environmentally friendly methods of disposal. China has addressed the need for increased sound waste disposal resources in its twelfth five-year plan, the most recent in a series of economic development initiatives, which mandates the investment of 180 billion Yuan, or approximately $28 billion, in the urban waste disposal sector between 2011 and 2015.

Liquid Containment.    Geosynthetic products are used in a wide variety of liquid containment applications in civil engineering and infrastructure end markets such as water infrastructure, agriculture and aquaculture.

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Water Infrastructure.  Our products are used to prevent water leakage in water transportation and storage applications, such as reservoirs and canals. Frost & Sullivan estimates that approximately $6 trillion of global investment in the water industry will be required through the next twenty years, and that investment in water infrastructure alone will exceed $525 billion by 2016. This will be magnified in emerging economies in South America, Asia Pacific, Middle East and Africa, where population expansion and urbanization coupled with water scarcity and pollution will cause investment to outpace global rates.

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Agriculture and Aquaculture.  Irrigation waterways for agriculture end markets and fish farming ponds for aquaculture end markets employ geosynthetic products to prevent the leakage of water. According to the World Fish Center, aquaculture is among the fastest growing food production sectors in the world, with fish production expected to increase by as much as 67% between 2008 and 2030 to 110 million tons. In 2008, Asia represented over 90% of global aquaculture production, driven by increasing urbanization and affluence, higher per capita consumption and more protein-rich diets.

Coal Ash Containment.    Coal-burning power plants produce coal ash, a pollutant that can contaminate soil and groundwater, as a byproduct of the combustion process. In December 2008, a coal ash containment failure at The Tennessee Valley Authority's fossil fuel plant in Kingston, Tennessee resulted in the release of approximately 5.4 million cubic yards of coal ash into the Emory River. The clean-up costs and timeline associated with the failure are estimated to be in excess of $1 billion and four years, respectively. Following this incident, between May and November 2010, the EPA announced plans to regulate the disposal of coal ash generated by coal-fired electric utilities under RCRA, published proposed rules for the regulation and held a public comment period. The EPA's proposed rules may never become enforceable, however, because the United States House of Representatives recently passed legislation that proposes national standards which the states, and not the EPA, will enforce. A companion bill has been introduced in the United States Senate, but has not yet been considered. Based on market research, A&M believes that the coal ash containment market for geosynthetic products in North America is projected to grow from $12 million in 2011 to $74 million in 2015, representing a compounded annual growth rate of approximately 57%. Utilities have already begun capping existing non-compliant disposal facilities and constructing new disposal facilities that meet the requirements of the regulation in advance of it coming into effect.

Shale Oil and Gas.    Geosynthetic solutions are used in a number of applications in the drilling and production of shale oil and gas, including to effectively line storage and disposal ponds for both the freshwater required for hydraulic fracturing, or fracking, and for flowback water, a by-product containing high levels of the salt, down-well chemicals and metals used in the fracking process. According to Spears & Associates, Inc., $1.2 trillion of capital is expected to be spent in onshore oil and gas drilling and completion in the United States between 2011 and 2017. A portion of this capital will be used to develop over 140,000 horizontal wells in this period, the significant majority of which we believe will be in shale plays. We believe that the majority of producing shale wells will ultimately require appropriately lined ponds for the containment of freshwater, fracking chemicals and flowback water. These expenditures will support anticipated growth in domestic shale oil and gas production. While total domestic natural gas production is projected by the EIA, to grow by 25% to 26.3 trillion cubic feet, or tcf, in 2035 from 21.0 tcf in 2009, shale gas production is expected to grow by over 250% to account for 47% of total natural gas production by 2035 compared to 16% in 2009.

Our Competitive Strengths

Market leader with strong brand recognition.    We are the largest producer of polyethylene geomembranes in the world. We believe this market position provides us with a number of competitive advantages, including the ability to attract and retain large multinational customers that rely on our global scale and full product breadth for on-time product delivery, as well as flexibility and economies of scale in manufacturing and raw materials procurement. We believe that our established reputation for quality, reliability and technological innovation is an important factor in our customers' purchasing decisions, and is supported by our 30-year corporate history without a product failure resulting in significant liability or environmental damage. Our market position and brand name also create barriers to entry, given the importance of long-term customer relationships, the necessity of meeting the global logistical needs of customers, and the significant investment that would be required to replicate our existing footprint.

Global infrastructure provides key competitive advantages.    Our network of manufacturing facilities and sales and engineering personnel strategically located around the world positions us well to:

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Opportunistically access the most attractive regions and sub-sectors of our markets.  Sustained high prices for precious and industrial metals combined with global industrialization and demand, especially from emerging markets, has expanded mine production in areas such as Chile, Africa,

  China and Indonesia. In addition, we believe that continued urbanization, GDP growth and increasing environmental regulation will create ongoing demand for environmentally sound waste management infrastructure in China and India. We have a strong, established local presence in the regions where each of these opportunities is located.

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Focus on complex, high-priority applications.  Our ability to supply customers with products from any of our seven manufacturing facilities located on five continents allows us to target large and complex projects for which geosynthetics must be delivered on a strict schedule, particularly for our customers in the mining industry. We are able to provide our customers the confidence of on-time delivery, even for large orders delivered over the course of several months, which provides us with an advantage over regional competitors who may have capacity constraints as a result of their limited facilities. In addition, our global engineering presence allows us to have a local technical dialogue with our customers that allows us to effectively tailor our solutions for these complex projects, which we believe differentiates us from other industry participants and reduces the risk of our customers switching to one of our competitors.

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Capitalize on regional differences in the costs of our raw materials.  Our suppliers sell resins through local markets, and we are able to source raw materials, which primarily consist of resin, for our global operations from the most cost-efficient region. We regularly take advantage of more attractive prices for resin, net of transportation costs, in regions other than where it is ultimately utilized. Although resins are subject to price fluctuation in response to market demand and other factors, our ability to source resins on a global basis provides us with leverage over regional raw material suppliers, which allows us to ensure a consistent supply of competitively priced raw materials.

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Maintain strong, global relationships with our customers and end-users.  We have been able to develop strong, long-term relationships with our multinational customers and end-users as a result of our ability to serve as a value-added partner on a global basis, despite the potentially remote locations of their projects.

Mission-critical solutions customized from broad product offering.    Reliable geosynthetic solutions are critical to the safe and profitable operation of our customers' facilities. In addition, remediation cost and environmental impact of a product failure can be significant relative to the cost of our solutions. We believe we are able to command premium pricing relative to the industry due to the quality and reliability of our products and the significance that our customers place on these factors when purchasing geosynthetics. In addition, we are among a limited number of geosynthetic providers with the product breadth to provide solutions that can be customized for each application. Our ability to create a tailored solution for each project that achieves the necessary physical characteristics using layers of geomembranes, drainage products, GCLs and nonwoven geotextiles provides us with a competitive advantage against regional competitors that have more limited product offerings.

Innovation-driven culture with a history of new product and application development and commercialization.    We believe we are the pioneer in the industry as the first company to have developed lining systems from high-density polyethylene. We have continued our tradition of innovation through our 30-year history. We believe we act as the primary innovator in the industry by applying our global engineering expertise to originate new, proprietary products, develop new applications for our products and work with customers to tailor solutions to their requirements. We have a portfolio of over 35 patents worldwide that have been developed by our in-house engineering personnel. Our engineers work closely with customers and end-users to develop new applications and end markets for our products, and with international standards development organizations to gain acceptance for these uses by these parties. We are a leader in the national and international standards setting process for the geosynthetics industry and hold leadership positions on numerous industry standards development organizations.

Highly experienced management team.    Our senior management team averages over 25 years of experience in geosynthetics and related industries and is responsible for the operational transformation and strategic realignment that was undertaken during 2009 and 2010 to more effectively serve our global customer base, improve our profitability and further diversify our end markets. See "Business – Our History" and "Business – Supply Chain Management" for additional information on our rationalized global infrastructure and strategically positioned manufacturing capacity. Our new executive management team has instilled a pervasive culture based on innovation, customer service and profitability. Acting as a cohesive global group, our management team is well-equipped to execute on our strategic growth and profitability initiatives.

Our Growth Strategy

Leverage global infrastructure to expand market share in certain geographies and end markets.    We are focused on continuing to utilize our international presence to improve our penetration of high-growth emerging markets, where we generated 38% of our sales in 2010. We are particularly focused on pursuing attractive growth opportunities in Asia, the Middle East and Africa. We plan to expand sales and engineering coverage in certain of these regions and evaluate the deployment of manufacturing lines so that regional production capacity and market opportunities are aligned to address these regions. In addition, we seek to continue expanding our share in key end markets by further developing our targeted product offering for these markets and continuing to grow relationships with existing and new customers globally. By pursuing these strategies, we believe we can improve our access to high-growth regions and markets, enhance our operational flexibility and continue to target high-value projects globally.

Focus on continued sales and operational excellence.    We believe we have a clear strategy for ongoing improvement in our profitability by focusing on both higher-margin products and end markets, as well as continued operational improvement. We anticipate that as our product mix continues to shift towards higher-value proprietary products, our pricing power and profitability will continue to improve. We also expect that our core product strategy of matching product specifications with the application will have a positive impact on our profitability. In addition, we expect to continue to see the benefits of the operational transformation we implemented in 2010. Among other initiatives, we diversified our resin sources on a global basis, implemented margin management and pricing programs, eliminated two high-cost manufacturing locations, sold a non-core labor-intensive installation business and permanently reduced our headcount by approximately 38% since December 2008. We believe that as our volumes increase, the operating leverage we have created through facility and business line rationalizations will continue to have a positive impact on our profitability. Finally, we expect our margin management and supply chain diversification initiatives to become increasingly effective as they continue to become refined.

Accelerate new product development.    We plan to continue to expand the breadth of our product offering, which allows us to customize products for specific applications and deepen our relevance to key end markets. Through our extensive global engineering and product development capabilities, we plan to enhance our core products as well as develop new higher-margin proprietary products and solutions. While our higher-margin proprietary products and solutions are currently only manufactured at our Houston facility, we plan to expand our production capabilities for these products globally. With respect to our core products, our strategy focuses on developing tiers of products that are fit-for-purpose, so that product specifications are determined by the application, thereby maximizing our overall customer value proposition. For instance, heap leach mining applications, in which valuable metals dissolved in harsh chemicals need to be contained require different geosynthetic products than aquaculture applications, where water needs to be contained. With respect to our new products, our strategy involves developing solutions engineered to resolve common problems in our end markets and applications. These next generation products often provide higher technical capabilities and higher margins. For instance, we offer our customers a lining solution that allows for leak detection during installation and throughout the project lifecycle, thereby reducing the risk of long-term environmental damage and providing a liability management tool for the end-user.

Continue to develop new end markets and applications for our products.    As environmental regulations continue to be adopted in our domestic and international end markets, we will continue to respond to these regulations by cultivating new applications for our products. We believe we are well-positioned to develop new addressable markets as a result of our position as the innovator in the industry, our strong engineering and product development capabilities, our deep relationships with customers and end-users and our experience working with relevant governmental agencies. For instance, we are developing a proprietary product that effectively addresses the requirements of the emerging domestic coal ash containment market. We have been proactively working with coal-fired electric utilities that must ultimately comply with pending coal ash regulation to discuss the merits of this proprietary product and form partnerships to address this market. We have developed a similar approach to address the increasing demand for our products in the shale oil and gas end markets. As a result of these efforts, we anticipate having the critical first-mover advantage in these important high-growth, high-margin markets.

Selectively pursue investment and acquisition opportunities.    We plan to pursue strategic investment opportunities, both organic and acquisitive in nature. In an effort to ensure we have manufacturing capacity located where it would be most advantageous, we intend to make capital investments in our facilities that serve the Asian, Middle Eastern and African markets, as well as in our facilities which we expect will serve the domestic coal ash containment markets. In addition, given the fragmented nature of the geosynthetics industry, we believe that there may be opportunities to pursue value-added acquisitions at attractive valuations in the future, which may augment our geographic footprint, broaden our product offerings, expand our technological capabilities and capitalize on potential operating synergies.

Our History

We were founded in 1981 by Clifford Gundle under the name Gundle Corporation, and we believe we were the first company to develop lining systems from high-density polyethylene. We grew significantly, and in 1986, an affiliate of Odyssey acquired a majority ownership interest in us and we completed an initial public offering and our shares were listed on the New York Stock Exchange. Between 1995 and 2002, we completed a series of acquisitions that broadened our global reach, added manufacturing capabilities, expanded our distribution network and enhanced our product offering. These included the two transformational acquisitions of SLT Environmental, Inc. and Serrot International, Inc., each of which significantly improved our global scale and the latter of which established us as the global leader in geosynthetic containment solutions.

In May 2004, CHS acquired a majority ownership interest in us and our shares ceased to be publicly traded. In the seven years following our acquisition by CHS, we strategically diversified our end market and geographic exposure, and in December 2005 we completed the acquisition of the operating assets of SL Limitada, which improved our penetration of the South American and mining markets. In 2009 and 2010, we undertook a restructuring initiative that streamlined our business and implemented successful performance improvements, including the following.

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We sold our interest in Bentoliner and subsequently consolidated our GCL manufacturing capacity into our facility in Spearfish, South Dakota.

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We divested our U.S. Installation business to one of our customers, thereby eliminating potential channel conflicts with our installation customers. As a result of the labor-intensive nature of installation as compared to manufacturing, the divestiture of the non-core U.S. Installation business allowed us to reduce complexity in corporate overhead, reduce costs and improve our profitability.

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We closed GSE UK, our facility in Soham, the United Kingdom, and transferred the equipment to our more efficient facilities, from which we are able to more cost-effectively serve former customers of GSE UK.

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We optimized our supply chain by diversifying our resin suppliers, and we implemented margin management and pricing decision tools.

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We have focused on product innovation and strategic growth initiatives in new end markets and applications, as exemplified by the ongoing diversification of our sales.

Products

We develop, manufacture and market a broad array of geosynthetic products used in the environmental containment and management of solids, liquids and gases for organizations engaged in mining, waste management, liquid containment, coal ash containment, shale oil and gas and other industrial and civil applications. Our product breadth enables us to fully meet the needs of our customers by providing all products required in geosynthetic lining systems. We categorize our products into geomembranes, drainage products, geosynthetic clay liners, or GCLs, nonwoven geotextiles and specialty products, each of which can be used on a stand-alone basis or packaged into solutions to serve a range of applications.

Geomembranes

Geomembranes are synthetic polymeric lining materials used as barriers in geotechnical engineering applications in end markets that include mining, solid waste containment and liquid containment. Geomembranes are manufactured from polyethylene and polypropylene resins with additives designed to resist weathering, ultraviolet degradation and chemical exposure for extended time periods. Our geomembrane liners are available in thicknesses of 20 mil to 240 mil, where 1 mil is equivalent to 1/1000th of an inch, and seamless widths of up to 34.5 feet. We provide an extensive product offering with a range of geomembrane liners to meet the needs of specific applications. Some of our most popular types of geomembranes include:

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GSE HDPE.  High-density polyethylene, or HDPE, liners are the most widely used material for lining applications in the geosynthetic products industry. GSE HDPE liners provide chemical resistance, relative impermeability, resistance to ultraviolet light and durability under high levels of tension. Common applications for GSE HDPE liners include mining heap leach pads, landfill cells, coal ash impoundments and hazardous waste containment systems.

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GSE LLDPE.  Linear low density polyethylene, or LLDPE, liners offer greater flexibility than HDPE liners, allowing increased conformity to an uneven ground. High elongation properties allow these liners to conform to irregularities in the subgrade, which is the leveled-off surface of earth or rock underlying a foundation, that may cause punctures and tears in other liners. Common applications for LLDPE liners include landfill caps and mining heap leach pads.

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GSE Textured.  Textured liners create increased frictional resistance between the soil layers and the liner system, which allows the liner system to maintain its integrity on steep slopes and under harsh conditions. These liners maximize the volume of material that can be contained within the geomembrane. Common applications for GSE Textured liners include landfill liners and mining heap leach pads located on steeper slopes.

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GSE White.  This co-extruded, HDPE or LLDPE geomembrane liner reduces heat build-up through its light-reflective properties. By reflecting light and heat, the liner expands and contracts less during installation, reducing the likelihood of wrinkles and associated stress. In addition, the lower temperatures on the surface of the liner enable installers to work more effectively. The liner's reflective nature also protects subgrade soils from drying out and cracking, and the white surface greatly improves detection of installation damage by revealing scoring and abrasions as black marks exposed against the white surface. GSE White liners are commonly used in conjunction with nuclear power plants, mining and landfill projects.

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GSE Conductive.  This premium grade, HDPE geomembrane liner allows for easy and efficient spark testing of the installed material to detect post-installation damage and locate potential leaks. This product is used in applications that have a high risk of containment failure.

Drainage Products

Drainage products, such as geonets and geocomposites, typically are installed along with geomembranes in a liner system to keep liquids from accumulating on the liners. These drainage products provide the transmission avenues for liquid and gas collection and leak detection systems. Our primary drainage products are GSE HyperNet and GSE FabriNet.

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GSE HyperNet.  Our geonet product consists of two sets of HDPE strands intertwined to form a channel along which fluid is conveyed for drainage. This drainage capability has traditionally been provided by thick layers of aggregates, such as sand or gravel. GSE HyperNet has better performance characteristics and is easier to install than traditional aggregates. GSE HyperNet liners are commonly used as part of a landfill liner system.

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GSE FabriNet.  Our geocomposite product is produced by heat bonding nonwoven geotextiles to one or both surfaces of the GSE HyperNet. This permeable textile serves as a separator and a filter, keeping soils out of the GSE HyperNet drainage layer, which allows the product to perform its intended function of transmitting liquids and gases. GSE FabriNet liners are commonly used as part of a landfill liner system.

Geosynthetic Clay Liners

GCLs are synthetic clay liners that typically are installed as the bottom layer of a liner system. They are constructed of sodium bentonite clay, which is a highly impermeable substance and often replaces the thick layers of compacted natural clay that are sometimes used as a subgrade layer. We offer two varieties of GCLs:

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GSE GundSeal.  This GCL combines HDPE liners with highly expansive sodium bentonite clay. The sodium bentonite clay is adhered directly to the liner and serves as a support layer to the liner, sealing any small punctures in the overlaying liner by expanding or swelling upon contact with liquids. Common applications of GSE GundSeal include landfill liners and water containment pond liners.

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GSE Bentoliner.  This GCL combines durable geotextile outer layers with an inner layer of low permeability sodium bentonite clay. The geotextile's thermally bonded fibers reinforce and protect the bentonite layer, providing high internal strength and resistance to destructive chemical components, such as those found in coal ash. GSE Bentoliner includes patent-pending coal ash-resistant GCL. GSE Bentoliner offers an array of application usages for low to high loads and flat to steep slopes in landfill liners, mining heap lead pads and water containment pond liners.

Nonwoven Geotextiles

Nonwoven geotextiles are synthetic, staple fiber, nonwoven needle-punched fabrics used in environmental and other industrial applications that include filtration, soil stabilization, separation, drainage and gas transmission, cushion and liner protection applications. Our nonwoven geotextile products are available in many weights and thicknesses to meet specific product requirements. They are used primarily internally to manufacture our geocomposite and Bentoliner products. Sales of nonwoven geotextiles represented 3% of our total product sales in each of 2008, 2009 and 2010.

Specialty Products

We offer other specialty polysynthetic products that were developed for unique solutions and do not fall under the above categories. Examples include:

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GSE CurtainWall and GSE GundWall.  These specialty products are vertical barrier systems that block the lateral migration of subsurface fluids. GSE CurtainWall is best suited for trench-style installations, while GSE GundWall is more commonly installed with trenchless, vibratory and installation techniques.

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GSE StudLiner.  GSE StudLiner is a studded geomembrane that protects against corrosion and deterioration of concrete structures, including tanks, pipes, drainage channels and tunnels. Common applications for GSE StudLiner include industrial, municipal and civil applications, such as concrete storage tank protection.

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Pre-Fabricated Products.  These products include pipe boots, corners, sumps or other ancillary parts that are fit to the liner in order to reduce installation time and simplify the process.

End Markets and Applications

Our broad selection of geosynthetic products are used in a variety of end markets and applications. End markets for our products include mining, solid waste containment, liquid containment, coal ash containment, shale oil and gas and other industrial and civil applications.

Mining

Our products are used in heap leach mining processes and other mining processes. Heap leach mining enables the low-cost extraction of metals from low-grade ores. Heap leaching entails placing mined ore on a large geosynthetic leach pad and pouring an acid leachate over the ore to dissolve the ore, separating targeted minerals or metals in the process. The use of geosynthetic materials prevents the contamination of the soil and groundwater by these chemical solutions and contains the valuable dissolved ore in the leachate, ensuring its recovery. Geomembranes, drainage products and geosynthetic clay liners are used to line the soil, drain the leachate and recapture and recycle the solutions along with the extracted precious metals.

In other mining processes, geosynthetics are used as containment solutions for the tailing ponds in which water-borne tailings, or the materials left over from separating the valuable fraction from the uneconomic fraction of an ore, are stored in order to allow the separation of solid particles from water. As a result of the potentially environmentally hazardous composition of tailing, modern-day mining procedures make tailings areas environmentally safe after closure, as the storage and disposal facilities for tailings, typically a dam or pond, is often the most important environmental liability for a mining project. Geosynthetic solutions are used to appropriately line tailing ponds for the confinement of tailings and groundwater protection purposes.

Solid Waste Containment

One of the primary applications for our products is the construction of landfill liner systems for solid waste containment. Geomembranes function as drainage products and liners to prevent landfill runoff from entering the surrounding environment and as caps to prevent the escape of greenhouse gases, to control odors and to limit rainwater infiltration. Our suite of products and wide industry expertise allows a customer to employ us as its single-source provider for the numerous landfill liner products needed to construct a landfill liner system. The primary purpose of a liner in a landfill is to protect the soil and groundwater from contamination. Liners can also be used upon the closing of a landfill, when a landfill cap is installed on top of the waste to prevent the degrading waste gas from escaping into the atmosphere.

Liquid Containment

Our geosynthetic products are also used globally in a wide variety of liquid containment applications. Water treatment facilities, canals, irrigation waterways, reservoirs, dams, tunnels and other civil engineering and nonbuilding construction projects require geosynthetic products for liquid containment. Geomembranes are used in agriculture, aquaculture and other water management applications to contain water, a scarce resource in certain climates, protect against the leakage of environmentally contaminated substances, retain the structural integrity of canals and ponds and protect against soil erosion and weed growth.

Coal Ash Containment

Our products are used in the ponds, landfills and surface impoundments which are used to contain the ash that is produced as a byproduct of the coal combustion process. Because coal ash is a contaminant which contains the same metals and other components as the coal which is burned, geosynthetic solutions are used in groundwater protection applications by electric utilities and other non-utility, industrial coal burning sites.

Shale Oil and Gas

Our geosynthetic solutions are used in a number of applications in the drilling and production of shale oil and gas, including to effectively line storage and disposal ponds for both the freshwater required for fracking and for flowback water, a by-product containing high levels of the salt, down-well chemicals and metals used in the fracking process.

Supply Chain Management

Resin-based material, derived from crude petroleum and natural gas, accounted for 82%, 80% and 80% of our cost of products in 2008, 2009 and 2010, respectively. Our ability to both manage the cost of our resin purchases as well as pass fluctuations in the cost of our raw materials through to our customers is critical to our profitability. In early 2010 we implemented successful performance initiatives that focused on reducing the risk of volatility in resin costs on our profitability. We have developed the policies, processes, tools and organizational training procedures listed below to enable better resin cost management and facilitate the efficient pass through of increases in our resin costs to our customers.

As a result of these policies, we successfully managed volatile resin prices between June 2010 and May 2011, when polyethylene resin prices fluctuated 23.1% between $0.78 per pound and $0.96 per pound, according to publicly available CDI data.

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We have increased the number of our raw material suppliers. In addition, we now conduct our purchasing on a global basis to facilitate a consistent supply of competitively-priced raw material at each of our manufacturing facilities. In addition to providing us with better leverage with suppliers, this practice has enabled us to better manage our working capital on a global basis. In 2010, our largest supplier accounted for 17% of our costs of products, down from 34% in 2009.

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We hired a highly experienced polyethylene expert to lead our global procurement effort, implement best practices in global resin purchasing and better forecast our resin costs.

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We have implemented pricing tools and training guidelines for our sales force and finance team that facilitate effective margin evaluation. The new tools and training guidelines provide all personnel involved in selling our products and approving bid submissions with access to the information required to effectively manage our profitability and the training to appropriately use this information. The pricing tool uses a continuously updated cost model that takes into account our internally forecasted resin pricing, developed by the polyethylene expert mentioned above. As a result, all of our quotes include product pricing that reflects delivered cost (including forecasted resin prices) and calculates our anticipated project profitability.

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We have institutionalized a stringent internal bid approval and escalation process using the pricing tool described above. As a result, bids often reach our Chief Financial Officer for approval, depending on the order size and anticipated profitability. This policy has allowed us to track and manage the success of our sales force in using the pricing tool and to be more nimble in our pricing and cost management decision making. We also review all sales managers' salaries and incent them with a commission program that is based on gross profit.

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We have created a plant sourcing decision model that we run for certain large projects in order to determine the manufacturing facility with the lowest delivered cost for each project. This decision model considers the impact of regional resin cost fluctuations, plant capacity, manufacturing costs and transportation costs. This model allows us to better manage our profitability across regions.

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We have also globally implemented a large project tracking process that provides better visibility into our sales pipeline and increases our ability to manage working capital, plant capacity and profitability. For some larger, longer-run projects, we may purchase the resin required for the project in advance, using either our balance sheet or liquidity provided by the customer, in order to better manage the risk volatile resin prices present to our profitability. Even for these large and complex orders, however, delivery of our products usually occurs over a relatively short timeframe, which protects us from extended exposure to fluctuating resin prices when we have not purchased resin in advance.

While the significant majority of our products are sold under contracts that provide for 30-day re-pricing provisions at our option, and while we have taken advantage of this option in the past, the policies, processes, tools and organizational training procedures described above allow us to limit the need to re-price projects already under contract. This in turn helps us better manage our relationships with our customers. We believe that managing the risks associated with volatility in resin costs is now among our critical and core competencies.

Manufacturing, Quality Control and Safety

We manufacture our products to standards or special project specifications through different processes, resulting in a broad array of products for liner systems. The following table summarizes the different processes we use:

Manufacturing Process	Products	Description
Round Die	Geomembranes	Blended polymer foundation is extruded vertically from a round die through two concentric die lips, then cut, flattened and rolled onto the take-up core.
Flat Cast	Geomembranes	Blended polymer foundation is extruded horizontally between two flat die lips and rolled onto the take-up core.
Texturing	Geomembranes	Molten polymer is sprayed onto previously extruded sheet creating a textured surface.
Geonet and Geocomposite	Drainage Products	Blended polymer formulation is extruded downward to form a net, which is cut and formed into rolls. The geocomposite is produced by attaching nonwoven geotextile to the geonet.
GundSeal GCL	GCLs	Geomembrane is fed through rollers and applied with a bentonite clay and adhesive mix.
Needle-punched Blanket GCL	GCLs	Bentonite clay is sealed between two layers of nonwoven geotextiles through a stitch bonding process.
Needle-punched Nonwoven	Nonwoven Geotextile	Synthetic fibers are carded into a web, which is interlocked by repeatedly passing barbed felting needles in and out of the web.

Our capabilities in round die and flat cast manufacturing provide us with significant competitive advantages by enhancing the depth and variety of our geomembrane product line. Round die manufacturing allows us to produce liners with multiple layers, which is necessary in the production of certain specialized products, such as GSE White. Additionally, the round die process offers co-extrusion capabilities that allow for the simultaneous texturing and production of the liner. The flat cast manufacturing process allows us to precisely control the thickness of geomembranes. In addition, we are able to produce HDPE and LLDPE geomembranes at a low cost through flat cast manufacturing.

The size, cost and sophistication of our manufacturing lines create a competitive advantage in the markets in which we operate. In addition, the sophistication of the manufacturing process requires an operational expertise that we have developed over 30 years. The production line must be sensitively calibrated to ensure that the speed of the line and the rate of extrusion produce a finished good that meets requirements for integrity and width. Our experienced production engineers are a valuable asset to us because of their ability to efficiently and effectively manage the manufacturing processes.

Our global manufacturing quality assurance program establishes rigorous quality control standards for the manufacture of geosynthetic products. Quality assurance laboratories at each manufacturing facility oversee all quality control initiatives. All raw materials, including polyethylene resin, are subject to tests that must comply with our specifications before entering the manufacturing process. Finished products are also tested; the quality assurance laboratories test a strip from every finished product to ensure that it complies with product specifications. The laboratories catalog every strip in the event the integrity of a product in the field is ever questioned. In addition, thickness readings are taken continuously over the length and width of the roll to ensure product consistency.

Our operations are centrally managed and coordinated. Our central organizational structure was implemented in 2010 and has resulted in the ability to improve performance through a common set of metrics and the sharing of best practices across our global infrastructure. Centralized engineering direction and product specifications create a network that can manufacture our products to our specifications on a global basis. Additionally, global customer inquiries are evaluated using a sourcing model that compares delivered cost from various manufacturing locations to arrive at the optimal cost equation for serving global demand.

Safety is also coordinated on a global basis by a Global Safety Director based in Houston. This effort is developing a strong safety culture across our company. Safety awareness is driven through global training initiatives supported by employee involvement in building our safety culture. The results of these programs are manifested in a 2010 global OSHA incidence rate of 2.68 versus the plastics process industry average of 4.10 in the United States. Through the first nine months of 2011, we have achieved a global OSHA incidence rate of 4.31.

Facilities

We own manufacturing facilities at seven locations around the world, providing access to diversified end markets and geographies. Our facilities are strategically located to enable us to serve the fastest growing markets and to effectively manage our cost structure. Our global operating infrastructure has proven to be a valuable competitive advantage in marketing our products to international markets and controlling manufacturing and distribution costs. We maintain the broadest global reach among our competitors in the geosynthetics industry who have a narrower geographic or product focus. The following table provides the plant location and number of personnel at our manufacturing facilities:

Location	Personnel
Houston, Texas (Headquarters) (Richey)	182
Kingstree, South Carolina	41
Spearfish, South Dakota	22
Hamburg, Germany (Rechlin)	134
6th of October City, Egypt	50
Bangkok, Thailand (Rayong)	99
Santiago, Chile (Antofagasta)	53

Our global manufacturing infrastructure enables us to shift our manufacturing capacity among our worldwide locations to best meet changing global geosynthetic demand and to optimize our supply chain based on regional resin price fluctuations and transportation costs. In addition, we maintain 18 regional sales offices located in 12 countries.

Sales and Marketing

Our sales and marketing efforts are conducted through a global network of sales professionals in more than 30 countries who facilitate sales to end markets in approximately 90 countries. Our engineering and technical sales personnel have, on average, ten years of experience in our industry. Our sales efforts are targeted primarily at national or regional waste management companies, independent installers of geosynthetic liners and mining, power and industrial companies. Our product sales consist primarily of sales to general contractors, independent installers of geosynthetic liners and facility owners who are responsible for product specifications and the design and awarding of orders.

Our customer relationships enable us to capture greater market share. By leveraging customer relationships to work with end-users in the planning phase of projects, our products are often specified prior to the issuance of a request for proposal. Our products are typically sold through responsiveness to customers' proposals that establish the design and performance criteria for the desired products. We are able to favorably leverage our product breadth, engineering capabilities and customer and end-user relationships in order to generate orders.

We provide customers with limited material warranties on products, typically from one to five years. These warranties are generally limited to repair or replacement of defective products or workmanship, often on a prorated basis, up to the dollar amount of the original order.

Environmental Legislation

The enactment of numerous environmental laws and corresponding regulations has enhanced the market for our geosynthetic products.

In the United States, the Resource Conservation and Recovery Act of 1976, as amended, or RCRA, provides the legal framework for the storage, treatment and disposal of hazardous and non-hazardous solid waste. Of particular importance to us has been the impact of Subtitle D of RCRA, which regulates the disposal of municipal solid waste, or MSW, at roughly 2,300 U.S. landfills. State regulations adopted under this title impose stringent compliance standards with regard to groundwater protections, which is what our products are designed to provide. Subtitle D regulations specify the use of a composite liner system consisting of highly impermeable clay and a geomembrane liner. The liner must be at least 30 mils thick. In addition, amendments to RCRA require all new hazardous waste landfills to use liner systems composed of two or more liners, with leachate collection and drainage systems above and between the liners. These same amendments require double liners for surface impoundments or ponds used in the containment of certain hazardous liquids.

Also of importance to our business, the Comprehensive Environmental Response, Compensation and Liability Act, or Superfund, enacted in 1980, governs cleanup of abandoned or uncontrolled hazardous waste sites. Our products are used in cleanup work at these sites. For example, the EPA has published a presumptive remedy requiring the use of a "liner cap" in closed municipal solid waste landfills. This liner cap is designed to prevent groundwater contamination and assist in the containment of subterranean liquid waste plumes. Our products have been installed in landfills throughout the United States.

In 1993, the State of Florida published regulations requiring gypsum waste generated as a by-product of phosphate mining to be stored on composite liners with a synthetic component. Our liners meet the specifications set forth in the Florida regulations.

In May 2010 the EPA proposed regulating coal ash as a form of waste under RCRA, which is expected to result in coal ash containment being regulated similar to other wastes (although the specific waste classification of coal ash is yet to be determined). Although these regulations would likely apply only to coal-burning electric utilities, such utilities account for 60% of all coal ash produced. The EPA has announced that it is developing federal standards for the disposal of coal ash that will require the use of synthetic liner systems similar to those required by solid waste landfill regulations. These standards may never become enforceable, however, because the United States House of Representatives passed legislation in October 2011 that, if enacted, would mandate standards for the disposal of coal ash that the states, instead of the EPA, would enforce. Under the measure, states will be required to develop enforcement programs that regulate coal ash disposal similar to the programs states currently use to enforce the disposal of municipal solid waste, for example, by requiring the use of landfills and geosynthetic liners. A companion bill has been introduced in the United States Senate, but has not yet been considered. The enactment of either federal or state standards represents a significant growth opportunity for us, and we are already experiencing increased sales in our coal ash containment end market as customers anticipate and preemptively prepare for the potential new regulations.

Environmental laws and regulations in the United States, and in other countries, particularly in the European Community and Japan, have increased the demand for our geosynthetic products. In particular, activities that have an impact on groundwater quality have been the subject of increasing scrutiny by regulators, and may be the subject of future changes to existing laws and regulations. These activities include agricultural irrigation, animal feedlots and compounds, aquaculture facilities, industrial storm water runoff containment areas, canals, mining leach pads and tunnels.

Customers

We have developed strong customer relationships through our history of providing high-quality products. We serve over 1,300 customers worldwide that include primarily municipal and private companies engaged in mining, solid waste management, liquid containment, coal ash containment, shale oil and gas and other industrial and civil applications, as well as the independent installers, distributors and engineering and civil works construction companies serving these end-users. We have solidified relationships with this customer group through our product breadth, high levels of product performance and geographic reach. Our strong and diverse customer base spans a number of end markets in six continents; thus we are not overly dependent on any one customer or group of customers. In 2010, our top ten customers represented 25.6% of our total sales, with no customer representing more than 5% of our total sales.

We estimate that approximately 85% of our customer base in 2010 represented repeat customers, or customers that have purchased products from us at least once previously, including independent installers of our products. We have developed longstanding relationships with our repeat customers, and our top ten customers have an average relationship tenure with us of 13 years. Independent installers have consistently been among our top ten customers, but they vary year-to-year based on their respective success in winning orders. We also serve smaller customers that may only have a one-time need for a geosynthetic product. Our diverse customer base across a range of end markets and geographies helps support stable demand for our products.

Suppliers

Our principal products are manufactured primarily from specially formulated high grade polyethylene resins with chemical additives that enable the end product to resist weathering, ultraviolet degradation and chemical exposure. We maintain close, longstanding relationships with our suppliers to ensure supply and quality of resins. We maintain at least two primary suppliers for each manufacturing location in order to protect against potential supply shortages and to avoid reliance on a single supplier. We believe that because of our scale and manufacturing locations, we are able to negotiate resin prices less than or equal to any of our competitors. With seven manufacturing facilities on five continents and a global network of distributors, we are also able to optimize freight costs by reducing shipping distances and negotiating attractive rates with local distributors.

Competition

The geosynthetics industry is relatively fragmented due to the wide variety of products, functions, markets and geographies. We are one of the few companies that offer multiple types of geosynthetic products. We estimate that over 150 companies produce geosynthetics and that there are approximately 30 companies that compete in the production of geomembranes, which is our largest product type. The majority of competitors in the geomembrane market are small and medium-sized, privately held companies that offer only one or a few product types or lack a global market reach. We maintain a significant competitive advantage as the only industry participant with both (i) the ability to supply our customers with a complete geosynthetic lining solution, including composite liners and drainage products and (ii) the geographic reach to effectively serve a global market and respond to demand internationally. We have also leveraged our global presence by centralizing purchasing to ensure raw materials are purchased at the most economical prices, thereby taking advantage of economies of scale to which smaller competitors do not have access. Other competitive factors include the performance of our lining systems, quality and pricing. We lead the global geomembrane market with 24% market share.

Our primary competitor in North America and Europe is Agru Kunststofftechnik GmbH, or Agru, a family-owned company based in Austria, which focuses primarily on piping systems. This company's American affiliate, Agru America, produces geomembranes and other geosynthetics primarily for lining applications to protect against leaching wastes and fluids from reservoirs. Agru has facilities in Austria, Germany and the United States.

In less developed regions of the world, the competitive landscape is more fragmented than in the United States and European markets. Many competitors in these developing regions are low-cost geosynthetic manufacturers that lack the product quality and consistency to compete in more mature markets. As international regulations become increasingly stringent, greater importance will be placed on manufacturers such as us that have the technical expertise and industry certifications required to supply geosynthetic products that comply with these regulations.

Intellectual Property

Our intellectual property portfolio is one of the means by which we attempt to protect our competitive position. We rely primarily on a combination of know-how, trade secrets, trademarks and contractual restrictions to protect our products. We also own several patents addressing limited aspects of our products. We are constantly seeking ways to protect our intellectual property through registrations in relevant jurisdictions. We have actively monitored and challenged violations of our intellectual property rights in the past, and we intend to continue to actively protect our intellectual property rights in the future to the fullest extent possible.

We have received patents from the U.S. Patent and Trademark Office, or USPTO. Some of these patents have been issued in select foreign countries and certain patent applications are being prosecuted in such jurisdictions. We have registered our trademark and logo with the USPTO, and have registered our trademark in select foreign countries. Although in the aggregate our patents are important in the operation of our business, we do not believe the loss, by expiration or otherwise, of any one patent or group of patents would materially affect our business.

Employees

As of December 31, 2010, we employed 525 employees worldwide, of whom 208 were located in the United States. Given the seasonal nature of our business, we shift our total labor force throughout the year to accommodate for peak manufacturing periods and to lower costs through off-season periods. The shifts in our labor force are not material. Except for approximately 27 of our employees at our facility in Chile, none of our employees are subject to a collective bargaining agreement. Our workforces in certain foreign countries, such as Germany, have worker representative committees or work councils with which we maintain strong relationships. We believe our employee relations are good.

Legal Proceedings

In the ordinary course of our business, we have been involved in various disputes and litigation. Although the outcome of any such disputes and litigation cannot be predicted with certainty, we do not believe that there are any pending or threatened actions, suits or proceedings against or affecting us which, if determined adversely to us, would, individually or in the aggregate, have a material adverse effect on our business, financial condition or results of operations.

Regulation

We are required to comply with a variety of federal, state, local and foreign laws governing the protection of the environment, the exposure of persons and property to wastes and occupational health and safety. These laws regulate, among other things, the generation, storage, handling, use and transportation of waste materials; the disposal and release of wastes and other substances into soil, air or water; and our obligations relating to the health and safety of our workers and the public. We are also required to obtain and comply with environmental permits and licenses for certain operations. If we violate or fail to comply with these requirements, we could be subject to private party or governmental claims, the issuance of administrative, civil and criminal fines or penalties, the denial, modification or revocation of permits, licenses or other authorizations, the imposition of injunctive obligations or other limitations on our operations, including the cessation of operations, and requirements to perform site investigatory, remedial or other corrective action. In some instances, such actions could be material and could result in adverse impacts on our operations and financial condition. Certain environmental requirements, and the interpretation of those requirements by regulators and courts, change frequently and might also become more stringent over time. We may incur material costs or liabilities related to our future compliance with those requirements. We have made and will continue to make capital and other expenditures to comply with environmental requirements. Because of the nature of our business, changes in environmental laws and the costs associated with complying with such requirements could have a material adverse effect on our business.

We are also subject to laws governing the cleanup of contaminated property. Under these laws, we could be held liable for costs and damages relating to contamination of our past or present facilities (including liability to buyers of properties or businesses that we have sold) and at third-party sites to which our facilities sent wastes. The amount of such liability could be material.

Management

The following table sets forth certain information about our executive officers and directors as of the date of this prospectus.

Name	Age	Position
Executive Officers
Mark C. Arnold	52	President, Chief Executive Officer and Director
William F. Lacey	54	Executive Vice President and Chief Financial Officer
Peter R. McCourt	51	Executive Vice President of Global Sales and Marketing
Jeffery D. Nigh	49	Executive Vice President of Global Operations
Edward Zimmel	49	Vice President of Engineering
Gregg Taylor	51	Vice President and Chief Accounting Officer
Directors
Daniel J. Hennessy(1)	53	Non-executive Director, Chairman of the Board
Michael G. Evans(2)(3)(4)	56	Independent Director, Chairman of the Compensation Committee
Marcus J. George	41	Non-executive Director
Richard E. Goodrich(2)(3)(4)	67	Independent Director, Chairman of the Audit Committee
Robert C. Griffin(3)(4)(5)	63	Independent Director
Charles A. Sorrentino(2)(3)(4)	66	Independent Director, Chairman of the Nominating and Corporate Governance Committee

(1)
Mr. Hennessy has indicated to us his intention to resign from our Board of Directors upon the consummation of this offering. Mr. Hennessy will be a non-voting observer of our Board of Directors upon such resignation.

(2)
Audit Committee Member

(3)
Compensation Committee Member

(4)
Nominating and Corporate Governance Committee Member

(5)
Our Board of Directors intends to appoint Mr. Griffin as Chairman of the Board upon Mr. Hennessy's resignation from our Board of Directors upon the consummation of this offering.

Our Executive Officers

Mark C. Arnold.    Mr. Arnold has served as our President and Chief Executive Officer since September 2009. Prior to joining GSE, Mr. Arnold was Vice President and General Manager at the Lubrizol Corporation from 2007-2009. In addition, Mr. Arnold brings to GSE over 15 years of experience in the global civil construction markets at Advanced Drainage Systems, Inc., or ADS, the leading manufacturer of polyethylene pipe. Mr. Arnold's assignments at ADS from 1993-2007 included: Vice President of International Operations, Vice President of Sales Engineering and Market Development and Director of Distribution Operations. Prior to ADS, Mr. Arnold worked for General Electric from 1983 to 1993. Mr. Arnold's GE career began in GE's Manufacturing Management Program, and was followed by assignments in GE's Aircraft Engines business as a Process Engineer, Quality Manager, Engine Program Manager and Manager of Technical Marketing and Sales Engineering. He holds a Bachelor of Science in Industrial and Systems Engineering from Ohio University, a Masters of Business Administration from Cleveland State University and a Masters of Science in International Strategic Studies from the U.S. Army War College. Mr. Arnold is also a Brigadier General in the U.S. Army Reserve.

William F. Lacey.    Mr. Lacey joined GSE as Executive Vice President Chief Financial Officer in August 2011. Mr. Lacey began his finance career with Bethea/National Corporation in the accounting department. Mr. Lacey has over 31 years of experience in finance and ten years of public company CFO leadership experience within the manufacturing and distribution sectors. Prior to joining GSE, Mr. Lacey served since 2003 as Senior Vice President and Chief Financial Officer of Animal Health International, Inc. Prior to Animal Health, Mr. Lacey was with Rawlings Sporting Goods Company, Inc. as Vice President and Chief Financial Officer. He has also held Chief Financial Officer positions with Collins Signs, Inc., Pak-Lite, Inc. and RDM Sports Group, Inc. Mr. Lacey holds a Bachelor of Science in Commerce and Business Administration from the University of Alabama.

Peter R. McCourt.    Mr. McCourt joined GSE as Executive Vice President of Global Sales and Marketing in July 2010. Mr. McCourt is in charge of leading our global sales and marketing efforts, while building and maintaining customer relationships and strategic partnerships. Mr. McCourt has spent over 20 years in international sales and marketing leadership roles. Most recently, Mr. McCourt was a Vice President of Sales for eight years with ERICO International in Solon, Ohio from 2001 to 2010. Prior to joining ERICO, he was at the Hilti Corporation in Schaan, Liechtenstein for 13 years from 1988 to 2001, where he held several major positions, including President and General Manager, Director of Sales, Director of Marketing and Product Manager and Regional Sales Manager. As an employee of global companies that operate in the non-residential construction and civil engineering markets, Mr. McCourt gained exposure to many different business practices and cultures by having sales management experience in Europe, Asia and North America.

Jeffery D. Nigh.    Mr. Nigh joined GSE as Executive Vice President of Global Operations in October 2010. Mr. Nigh is responsible for leading all manufacturing, logistics and purchasing activities worldwide. Mr. Nigh began his career at Union Camp Corporation from 1990 to 1996 as a Process Engineer. He subsequently held the position of Assistant Plant Manager for a large paper mill, where he was later promoted to Manufacturing Engineering Manager and Plant Manager. After graduating from Harvard Business School, Mr. Nigh joined the global consulting firm McKinsey & Company in Atlanta. After a successful consulting assignment at Springs Industries, the leading manufacturer of textile home furnishings, he joined Springs in 1999 as President of its Basic Bedding Division and remained at Springs until 2010. Mr. Nigh was subsequently promoted to implement a new ERP information system for Springs Industries' global manufacturing. Following that multinational assignment, Mr. Nigh was subsequently promoted to several senior roles at Springs, including Vice President and General Manager of global Bedding business, Executive Vice President of global supply chain and Asian sourcing, President of Utility Bedding, and President of Springs Renewables LLC. Mr. Nigh has worked at various U.S., Brazil and Asia locations during these assignments. Mr. Nigh was a national merit scholar and graduated from Georgia Institute of Technology with a Bachelor of Science in Chemical Engineering. Additionally, Mr. Nigh earned his Master of Business Management degree from Harvard Business School.

Edward Zimmel.    Mr. Zimmel has served as our Vice President of Engineering since 2002. Mr. Zimmel is responsible for leading our global engineering organization in technical support and plant engineering for all of our product lines worldwide. With over 24 years of geosynthetics experience, he has served various roles in engineering and installation management positions since joining GSE in 1986. Mr. Zimmel holds a Bachelor of Science degree in Civil Engineering from Texas A&M University.

Gregg Taylor.    Mr. Taylor joined GSE as Chief Accounting Officer in May 2010. He is responsible for leading all financial reporting, performance analysis and accounting operations worldwide. Before joining GSE, Mr. Taylor was a business consultant for four years at Alvarez & Marsal Business Consulting LLC from 2006 to 2010, preceded by 11 years at Accenture where he held Senior Director and Partner positions from 1995 to 2006, respectively. Throughout his consulting career, Mr. Taylor served private equity and corporate clients across multiple industries, including manufacturing, energy, healthcare, high-tech and retail. He has held multiple interim finance leadership positions including Chief Accounting Officer for a U.S. waste equipment manufacturer and Corporate Controller for a global energy equipment manufacturer. Mr. Taylor also has extensive finance systems experience having implemented multiple ERP, data warehouse and business analytic solutions for his clients. Prior to consulting, he worked for ten years from 1985 to 1995 at Fox Meyer Drug Co., a large U.S. pharmaceutical distributor where he held Accounting Director, Regional Controller and Divisional Controller positions. Mr. Taylor earned a Bachelor of Business Administration degree with a major in Accounting from the University of Texas at Arlington and is a Certified Public Accountant (currently inactive) in the State of Texas.

Directors

We believe that our Board of Directors should be composed of individuals with sophistication and experience in many substantive areas that impact our business. We believe experience, qualifications or skills in a combination of the following areas are the most important to our business: manufacturing; sales and distribution; accounting, finance and capital structure; strategic planning and leadership of complex organizations; legal/regulatory and government affairs; people management; and board practices of other major corporations. We believe that all of our current board members possess the professional and personal qualifications necessary for board service, and have highlighted in the individual biographies below the specific experience, qualifications, attributes and skills that led to the conclusion that each board member should serve as a director.

Daniel J. Hennessy.    Mr. Hennessy became a director in 2004. Mr. Hennessy was a founder of CHS in 1988 and now serves as a partner of CHS. Prior to founding CHS, Mr. Hennessy was a Vice President with Citicorp Mezzanine Investments and Citicorp Leveraged Capital Group in Chicago. Before joining Citicorp, he was employed by Continental Illinois National Bank. Mr. Hennessy has extensive experience managing private equity investments and portfolio companies focused on infrastructure and industrial products. He holds a B.A. from Boston College and an M.B.A. from the University of Michigan. Mr. Hennessy serves as a non-voting observer on the Board of Directors of Thermon Group Holdings, Inc. (NYSE: THR), and has served as a director of Waddington North America, Inc. Mr. Hennessy has indicated to us his intention to resign from our Board of Directors upon the consummation of this offering. Mr. Hennessy will be a non-voting observer of our Board of Directors upon such resignation.

Michael G. Evans.    Mr. Evans became a director in 2004. Mr. Evans currently serves as President and CEO of Waddington North America, Inc., a designer and manufacturer of plastic disposable tableware and packaging, and has served in this position since 1995. In July 2000, the U.K. parent company of John Waddington Ltd., a U.K. public company, divested its North American business operations, which included Waddington North America. From 1978 until the divestiture, Mr. Evans served in various capacities for John Waddington Ltd. in the U.K. and the United States, including as a director of John Waddington Ltd. from 1996 through 2000.

Marcus J. George.    Mr. George became a director in 2004. Mr. George joined CHS in 1997 and was promoted to Partner in 2007. Prior to CHS, Mr. George was employed by Heller Financial, Inc. in the Corporate Finance Group. He also worked for KPMG. Mr. George brings to the Board of Directors substantial experience in private equity investments focused on infrastructure and industrial products. He holds a Bachelor of Business Administration from the University of Notre Dame and an M.B.A. from the University of Chicago. Mr. George serves on the Board of Directors of Thermon Group

Holdings, Inc. (NYSE: THR) and KB Alloys, LLC, and has served as a director of Waddington North America, Inc.

Richard E. Goodrich.    Mr. Goodrich became director and Chairman of our Audit Committee in 2004. From 2001 to 2005, Mr. Goodrich served as Executive Vice President and Chief Financial Officer of Chicago Bridge & Iron Company N.V. (NYSE: CBI),an engineering, procurement and construction company that provides services to customers in the chemicals and energy industries. Mr. Goodrich served as acting Chief Financial Officer of Chicago Bridge & Iron Company after that time and currently devotes part of his time to serving on the boards of public companies. Mr. Goodrich also serves as a director of Thermon Group Holdings, Inc. (NYSE: THR) and Chart Industries (NASDAQ: GTLS). Mr. Goodrich is a Certified Public Accountant having been certified in the District of Columbia in November 1970. Mr. Goodrich brings to the Board of Directors the experience and international operations insight of a chief financial officer of a large multinational company.

Robert C. Griffin.    Mr. Griffin became a director and chairman of our Nominating and Corporate Governance Committee in June 2011. His career spans over 25 years in the financial sector. Most recently Mr. Griffin was Head of Investment Banking Americas and Management Committee Member for Barclays Capital from 2000 until his retirement in 2002. Prior to that, from 1998 to 2000, Mr. Griffin worked for Bank of America Securities as Global Head of Financial Sponsor Coverage and a member of the Montgomery Securities Subsidiary Management Committee. From 1997 to 1998, Mr. Griffin served as Group Executive Vice President for Bank of America and a member of its Senior Management Committee. Mr. Griffin currently serves as a director of Builders FirstSource, Inc. where he is Chairman of the Audit Committee and was Chairman of their Special Committee in 2009. Mr. Griffin also currently serves as a director of Commercial Vehicle Group, Inc. where he is Chairman of the Audit Committee and was previously Chairman of the Nominating and Corporate Governance Committee. From February 2008 until its sale in December 2009, Mr. Griffin served as a director of Sunair Services Corporation where he was a member of the Audit Committee and Chairman of their Special Committee. Mr. Griffin brings strong financial and management expertise to our Board through his experience as an officer and director of a public company, service on other boards and his senior leadership tenure within the financial industry. Our Board of Directors intends to appoint Mr. Griffin as Chairman of the Board upon Mr. Hennessy's resignation from our Board of Directors upon the consummation of this offering.

Charles A. Sorrentino.    Mr. Sorrentino became a director and chairman of our Compensation Committee in June 2011. He has served as President and Chief Executive Officer of Houston Wire & Cable Co. (NASDAQ: HWCC) since 1998. Prior to joining Houston Wire & Cable Co., from 1994 to 1998, Mr. Sorrentino served as President of Pameco Corporation (NYSE: PCN), a national heating, ventilation, air conditioning and refrigeration distributor. Pameco, a $600 million distributor, was listed on the NYSE following an initial public offering in 1997 and was later merged into a larger company. Prior to working with Pameco, Mr. Sorrentino served with PepsiCo, Inc. (NYSE: PEP) for nine years. During this time, he held a variety of positions, including Subsidiary President, Division Vice President and Region Vice President. After completing college, Mr. Sorrentino served twelve years with United Technologies (Sundstrand Corporation) (NYSE: UTX), a manufacturer of industrial, heating and air conditioning components in a variety of engineering, sales, marketing and executive management functions. Mr. Sorrentino is an independent director and non-executive Chairman of the Board of Directors of Thermon Group Holdings (NYSE: THR). Mr. Sorrentino has served as an executive of several large manufacturing companies and brings a diversity of both public and privately held company experience to the Board of Directors. Mr. Sorrentino earned a Master of Business Administration from the University of Chicago and a Bachelor of Science in Mechanical Engineering from Southern Illinois University. He also served in the United States Marine Corps.

There are no family relationships between any of our executive officers or directors.

Our Board of Directors has the power to appoint officers. Each director and officer will hold office for the term of one year and until such person's successor is chosen and qualified or until such person's death, resignation or removal.

Except as described in this prospectus, there are no arrangements or understandings between any member of the Board of Directors or executive officer and any other person pursuant to which that person was elected or appointed to his or his position. See "– Stockholders Agreement" below.

Corporate Governance

Board Composition

Our certificate of incorporation, which will be in effect immediately prior to the consummation of this offering, will provide that our Board of Directors shall consist of such number of directors as determined from time to time by resolution adopted by a majority of the total number of directors then in office. Initially, our Board of Directors will consist of six members. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office.

The composition of our Board of Directors after the consummation of this offering will have four independent directors, one director affiliated with CHS and Mr. Arnold, as a management director. That balance, to which each of our directors contributes, is important to us for several reasons, including:

•
Each of our four independent directors will contribute an outside point of view that we value for providing multiple perspectives to the Board of Directors' oversight and direction of our company and facilitating objectivity in its decision-making process.

•
Because of his affiliation with CHS, Mr. George is particularly attuned to strategic, financial and other matters that may affect our stockholders' investments in our company.

•
Mr. Arnold brings to the Board of Directors an invaluable, in-depth knowledge of our company and our industry, operations and business plans.

Our Board of Directors has affirmatively determined that Messrs. Evans, Goodrich, Griffin and Sorrentino are independent directors under the rules of the NYSE. We do not intend to rely on the "controlled company" exemption from certain NYSE corporate governance requirements.

Board Committees

Our Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

The composition, duties and responsibilities of these committees are as set forth below. In the future, our board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee

The Audit Committee provides assistance to the Board of Directors in fulfilling their oversight responsibility to the stockholders, potential stockholders and investment community relating to (1) our financial reporting process, (2) the quality and integrity of our financial statements, (3) our systems of internal accounting and financial controls, (4) the performance of our internal audit function and independent registered public auditors (5) the independent registered public auditor's qualifications and independence and (6) GSE's compliance with legal and regulatory requirements.

Our Audit Committee consists of Messrs. Goodrich (Chairman), Evans and Sorrentino. The Board of Directors has determined that Mr. Goodrich is an audit committee financial expert under the SEC rules and that Messrs. Goodrich, Evans and Sorrentino are independent under the listing standards of the NYSE. Our Board of Directors has adopted a written charter for the Audit Committee, which will be available on our corporate website at www.gseworld.com upon the consummation of this offering. Our website is not part of this prospectus.

Compensation Committee

The Compensation Committee is responsible for, among other matters: (1) reviewing key compensation goals, policies, plans and programs; (2) reviewing and approving the compensation of our directors, Chief Executive Officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and (4) administrating stock plans and other incentive compensation plans.

Our Compensation Committee consists of Messrs. Evans (Chairman), Goodrich, Griffin and Sorrentino. Our Board of Directors has adopted a written charter for the Compensation Committee, which will be available on our corporate website at www.gseworld.com upon the consummation of this offering. Our website is not part of this prospectus.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee is responsible for, among other matters: (1) identifying individuals qualified to become members of our Board of Directors, consistent with criteria approved by our Board of Directors; (2) overseeing the organization of our Board of Directors to discharge the Board of Directors' duties and responsibilities properly and efficiently; (3) identifying best practices and recommending corporate governance principles; and (4) developing and recommending to our Board of Directors a set of corporate governance guidelines and principles applicable to us.

Our Nominating and Corporate Governance Committee consists of Messrs. Sorrentino (Chairman), Evans, Goodrich and Griffin. Our Board of Directors has adopted a written charter for the Nominating and Corporate Governance Committee, which will be available on our corporate website at www.gseworld.com upon the consummation of this offering. Our website is not part of this prospectus.

Compensation Committee Interlocks and Insider Participation

Decisions on executive compensation for 2010 were made by our Compensation Committee, based upon the recommendations of the CEO with respect to the other executives. During 2010, the Compensation Committee consisted of Messrs. Evans (Chairman), Hennessy, George and Arnold. No member of the Committee was an officer or employee of our company or had any relationship with us that is required to be disclosed as a Compensation Committee Interlock as described in Item 407(e)(4) of Regulation S-K promulgated by the SEC.

Mr. Hennessy is a partner and founder of CHS. Mr. George is a director of CHS. CHS has a controlling ownership interest in us.

Code of Business Conduct and Ethics

We have adopted a code of ethics that applies to each employee, and each employee of our subsidiaries, including our principal executive officer, principal financial officer and principal accounting officer. The Code of Ethics is available on our website at www.gseworld.com. Any amendments to, or waivers from, any provision of the Code of Ethics (to the extent applicable to our principal executive officer, principal financial officer and principal accounting officer) shall be posted on this website. Our website is not part of this prospectus.

Director Compensation

We do not pay our employee directors or directors affiliated with CHS fees for services as directors. However, following the consummation of this offering and the termination of the management agreement, our directors affiliated with CHS will receive compensation for services as non-employee directors, as described below. All of our directors are reimbursed for their reasonable expenses, if any, of attendance at meetings of the Board of Directors or a committee of the Board of Directors.

Messrs. George and Hennessy are partners of CHS. Pursuant to the management agreement, during fiscal 2011, we will have paid management fees and expense reimbursements of $2.0 million to CHS. CHS rendered various services to us in consideration for the aforementioned management fees. In addition, during 2011, we amended our management agreement and paid CHS a fee of $2.0 million in connection with certain refinancing transactions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – The Refinancing Transactions; Description of Long-Term Indebtedness" for further information.

During 2010, we paid Messrs. Evans and Goodrich, our non-employee directors who are not affiliated with CHS:

•
an annual retainer fee of $20,000, paid quarterly in advance;

•
a committee annual retainer of $5,000, paid quarterly in advance;

•
a committee chairman annual retainer of $5,000, paid quarterly in advance; and

•
meeting fees for board and committees of $1,000, paid quarterly in arrears.

Although the independent directors are also eligible to participate in the 2004 Stock Option Plan, no awards had been granted to the independent directors as of September 30, 2011. In 2006, Mr. Goodrich purchased 7,242 shares and Mr. Evans purchased 4,892 shares of GSE Holding common stock at $5.11 per share, which was the price paid by CHS for the stock in connection with the Acquisition.

Effective June 20, 2011, the non-employee director compensation changed as follows:

•
the annual retainer fee increased from $20,000 to $35,000, paid quarterly in advance;

•
a new $1,500 board meeting fee, paid in advance;

•
the committee annual retainer of $5,000 changed to a $1,000 committee meeting fee, paid in advance;

•
a committee chairman annual retainer changed to $10,000 for the chairman of the audit committee and changed to $7,500 for the chairmen of the Compensation Committee and the Nominating and Corporate Governance Committee, in each case paid quarterly in advance; and

•
the non-executive chairman of our Board of Directors received an additional retainer fee of $52,500 per year, paid quarterly in advance.

It is expected that non-employee directors will also receive an annual equity grant with a grant date fair value equal to $45,000.

Stockholders Agreement

Upon consummation of this offering, CHS IV and our directors and executive officers will become parties to an amended and restated stockholders agreement, which we refer to as the Stockholders Agreement, which sets forth certain significant provisions that will survive the consummation of this offering relating to, among other things, our Board of Directors, open market transfer restrictions and drag-along rights.

Board of Directors.    The Stockholders Agreement provides that each of the parties thereto will vote its shares of our common stock and take all other necessary actions to cause our Board of Directors to include, so long as CHS owns, in the aggregate, capital stock representing 5% or more of the outstanding shares of our common stock, one director designated by CHS. CHS has the right to remove at any time, and to fill any vacancy arising from time to time with respect to, its designated director. In addition, the Stockholders Agreement provides that CHS may, for so long as it owns, in the aggregate, capital stock representing 5% or more of the outstanding shares of our common stock, designate a non-voting observer reasonably acceptable to us to attend any meetings of our Board of Directors. For so long as CHS owns any shares of our common stock, our management shall (i) regularly meet with CHS representatives to consult and advise on our business and (ii) permit CHS to examine our books and records and inspect our facilities at CHS' request.

Transfer Restrictions.    The Stockholders Agreement places certain restrictions on the transfer of our securities in the open market by Mr. Arnold. See "Shares Available for Future Sale—Lock-up Agreements." Furthermore, each stockholder has agreed not to transfer any securities during the 180-day lock up period described in "Underwriting."

Drag-Along Rights.    In the event that CHS approves a sale of the Company (whether by merger, sale of shares of common stock, sale of substantially all of the assets of the Company and our subsidiaries, or otherwise), all other stockholders party to the Stockholders Agreement must, upon CHS' request, sell in such transaction the same percentage of their respective shares of common stock as CHS proposes to sell.

Registration Agreement

In connection with the Acquisition, GSE Holding, CHS IV, certain co-investors and the executives exchanging GSE options for a GSE Holding option also entered into a Registration Agreement. Pursuant to the Registration Agreement, holders of shares of our common stock have certain registration rights.

Beginning 180 days after the registration statement of which this prospectus forms a part is declared effective by the SEC, the holders of at least a majority of our common stock originally issued, directly or indirectly, to CHS IV or CHS IV Associates may request registration under the Securities Act of all or any portion of such shares. Following such a request, we are required to offer the other stockholders that are entitled to registration rights an opportunity to include their shares in the registration statement. We refer to all such abovementioned shares as the "Registrable Shares." These "demand" registration rights are subject to certain conditions and limitations, including our right to limit the number of Registrable Shares included in the registration statement if the managing underwriters advise that including such shares would adversely affect the marketability of the offering.

The holders of any of our Registrable Shares also have certain "piggyback" rights, pursuant to which if we propose to register any shares of our common stock at any time 180 days after the registration statement of which this prospectus forms a part is declared effective by the SEC, such holders are entitled to notice of such registration and are entitled to include such Registrable Shares therein. These piggyback registration rights are subject to certain conditions and limitations, including our right to limit the number of shares included in the registration statement if the managing underwriters advise that including such shares would adversely affect the marketability of the offering.

In addition, once we qualify to use Form S-3 under the Securities Act, holders of any of our Registrable Shares are entitled to request an unlimited number of registrations on Form S-3. Pursuant to the Registration Agreement, we are obligated to pay all registration expenses, other than any underwriting discounts and commissions. Each party to the Registration Agreement has agreed not to undertake any public sale or distribution of shares of our common stock during the 180-day period following the initial public offering of our common stock. The Registration Agreement contains customary indemnification and contribution provisions.

Executive Compensation

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis describes the compensation arrangements we have with our senior officers, who we refer to as our "named executive officers," or NEOs. Our NEOs for fiscal 2010 were:

Name	Title
Mark C. Arnold	President, Chief Executive Officer and Director
Charles B. Lowrey	Former Interim Senior Vice President and Chief Financial Officer(1)
Peter R. McCourt	Executive Vice President of Global Sales and Marketing
Jeffery D. Nigh	Executive Vice President of Global Operations
Gregg Taylor	Vice President and Chief Accounting Officer
Ernest C. English	Former Chief Financial Officer(2)
Ronald B. Crowell	Former Chief Financial Officer(3)

(1)
Mr. Lowrey served as our interim Chief Financial Officer from January 8, 2010 until September 1, 2010 and from January 11, 2011 until August 22, 2011.

(2)
Mr. English served as our Chief Financial Officer until January 8, 2010.

(3)
Mr. Crowell served as our Chief Financial Officer from September 1, 2010 until January 11, 2011.

Executive Compensation Objectives and Principles

The Compensation Committee of our Board of Directors is responsible for establishing the objectives and principles of our executive compensation program, for evaluating the performance of our NEOs and approving their annual compensation and for monitoring the overall effectiveness of our executive compensation program.

Our executive compensation program is designed to:

•
attract and retain talented and experienced executives in our industry;

•
reward superior performance for achieving specific annual strategic goals;

•
ensure fairness among the executive management team by recognizing the contributions each executive officer makes to our success;

•
foster a shared commitment among executives by aligning their individual goals with the goals of the executive management team and our company; and

•
compensate our executives in a manner that incentivizes them to manage our business to meet our long-term business goals and create sustainable long-term shareholder value.

Determining Executive Compensation

The Compensation Committee annually evaluates the performance of our NEOs. The Compensation Committee meets with our Chief Executive Officer to review each other NEO's performance and to discuss compensation recommendations for the other NEOs. Based upon the recommendations from our Chief Executive Officer and in accordance with the compensation objectives and policies described in this compensation discussion and analysis, the Compensation Committee approves the annual compensation packages of our NEOs other than our Chief Executive Officer, which includes base salary, cash performance awards and grants of long-term equity incentive awards as described below. The Compensation Committee evaluates the performance of our Chief Executive Officer (without the participation of our Chief Executive Officer) and determines appropriate base salary, cash performance awards and grants of long-term equity incentive awards based on this evaluation. Although the Compensation Committee did not engage a compensation consultant during 2010, it may do so in the future.

Elements of Compensation

Our current executive compensation program consists of the following components:

•
base salary;

•
performance-based cash incentive awards;

•
long-term equity incentives;

•
post-employment benefits; and

•
other benefits and perquisites.

Historically, base salary and the annual cash incentive bonus have been the most significant elements of our executive compensation program. Following this offering, we expect that long-term equity-based compensation will become a more significant element of our executives' total compensation. These elements, on an aggregate basis, are intended to substantially satisfy the overall objectives of our executive compensation program. Typically, we have established each of these elements of compensation at the same time to enable the Compensation Committee to simultaneously consider all of the significant elements of compensation and their impact on total compensation. We strive to achieve an appropriate mix between the various elements of our executive compensation program to meet our compensation objectives and philosophy; however, we do not apply any rigid allocation formula in setting our executive compensation, and we may make adjustments to this approach after giving due consideration to prevailing circumstances.

    Base Salary

The base salary element of our executive compensation program provides a minimum, fixed level of cash compensation for the named executive officers to compensate him or her for services rendered during the fiscal year and is intended to attract and retain highly qualified executives. Base salary amounts are established at the time we hire an executive. Historically, these amounts have been highly individualized, resulting from arms-length negotiations, and have been based on our financial condition and available resources, our need for that particular position to be filled, the existing internal compensation structure for each position and the competitive market for corresponding positions within our industry. The Compensation Committee reviews each executive's base salary on an annual basis, considering the executive's scope of responsibility, individual performance and experience, business performance and our overall market competitiveness. The Compensation Committee also monitors the impact base salary increases have on the other elements of our compensation program, including the annual cash incentive bonus, which is determined as a percentage of base salary, long-term equity incentives and total compensation.

The base salary of each of our NEOs was set by our Board of Directors and is set forth in his employment letter agreement. See "– Employment Agreements" below. During the fourth quarter of 2009, we engaged A&M. During the engagement, personnel from A&M functioned in several interim management roles for our company, including Mr. Lowrey, our former Interim Senior Vice President and Chief Financial Officer. We paid A&M for services rendered in 2010 and Mr. Lowrey was compensated by A&M for his services. Mr. Lowrey did not receive compensation directly from us for services rendered as our Interim Senior Vice President and Chief Financial Officer during 2010.

The 2010 annual base salary paid to each of our NEOs is set forth below.

Name(1)	Base Salary
Mark C. Arnold(2)	$403,333
Peter R. McCourt(3)	$120,000
Jeffery D. Nigh(4)	$62,083
Gregg Taylor(5)	$121,212
Ronald B. Crowell(6)	$105,718
Ernest C. English(7)	$138,290

(1)
A total of $9.8 million was paid by us to A&M for services rendered during 2010. Of this amount, we estimate that approximately $1.4 million was attributable to services rendered by Mr. Lowrey. Mr. Lowrey was employed by A&M. As such, this estimate reflects the portion of our total payments to A&M for services rendered during 2010 by Mr. Lowrey, and does not reflect actual payments to Mr. Lowrey. Mr. Lowrey did not receive any compensation directly from us for services rendered during 2010.

(2)
Mr. Arnold's base salary was increased from $400,000 to $440,000 in September 2010.

(3)
Mr. McCourt joined GSE in July 2010 and his base salary was prorated to account for his date of hire.

(4)
Mr. Nigh joined GSE in October 2010 and his base salary was prorated to account for his date of hire.

(5)
Mr. Taylor joined GSE in May 2010 and his base salary was prorated to account for his date of hire.

(6)
Mr. Crowell began serving as our Chief Financial Officer on September 1, 2010.

(7)
Mr. English served as our Chief Financial Officer until January 8, 2010 and served as controller through May 24, 2010.

    Performance-Based Cash Incentive Awards

Our performance-based cash incentive awards are designed to support our current business needs and drive consistent focus throughout the year by aligning the compensation of our NEOs with our short-term operational and performance goals. NEOs are eligible to receive such awards upon the attainment of pre-established objective financial goals and individual performance goals. This element of our executive compensation program is intended to motivate executives to work effectively to achieve these objectives and reward them when the pre-established objectives and results are certified.

The financial targets and overall design of the performance-based cash incentive awards for executives generally mirror the annual incentive compensation program for all other eligible, salaried employees. The Compensation Committee annually assigns each executive a target award as a percentage of salary. Performance-based cash incentive awards are based on GSE's and the executive's achievement of the pre-established company and individual performance goals. Performance-based cash incentive awards are made pursuant to company objectives (such as Adjusted EBITDA) and then pursuant to individual performance goal. The Compensation Committee does not use a formula that considers both. Although the Compensation Committee does not formally assign a specific weighting, in general, company objectives and individual performance goals are given equal weighting. The pre-established financial goal for 2010 was Adjusted EBITDA (including discontinued operations) of $29.5 million. See note (3)

to the table set forth in "Selected Historical Consolidated Financial and Operating Data" elsewhere in this prospectus for the definition of Adjusted EBITDA.

The primary individual objectives for Mr. Arnold and Mr. Taylor for 2010 are set forth below. Mr. Nigh and Mr. McCourt joined our company in late 2010 and their awards for 2010 were based solely on our attainment of the pre-established Adjusted EBITDA goal. As described above, Mr. Lowrey was compensated by A&M and did not receive performance-based incentive awards from us in 2010.

•
Mark C. Arnold, Chief Executive Officer.  Mr. Arnold's individual performance goals for 2010 were to (1) complete certain productivity improvement initiatives, (2) recruit certain new executive officers, (3) create and institutionalize certain customer initiatives, (4) create and institutionalize certain supplier initiatives and (5) create and institutionalize certain sales initiatives. Each goal was developed with a pre-established percentage allocation of 20%. For 2010, the Compensation Committee determined, in its discretion, based upon qualitative factors that Mr. Arnold achieved 100% of his qualitative objectives.

•
Gregg Taylor, Vice President and Chief Accounting Officer.  Mr. Taylor's individual performance goals for 2010 were to (1) diligently lead all financial reporting, performance analysis and accounting operations worldwide, (2) operate within the departmental budget, (3) oversee our accounting system, (4) oversee certain margin management spreads and (5) complete certain continued professional education. Each goal was developed with a pre-established percentage allocation of 20%. For 2010, the Compensation Committee determined, in its discretion, based upon qualitative factors that Mr. Taylor achieved 80% of his qualitative objectives.

The target performance-based cash incentive award opportunity for each eligible executive is set as a percentage of base salary. For 2010, the amount of performance-based cash incentive awards for participating executives ranged from zero to double their incentive target as set forth in the table below, based upon the extent to which the pre-established performance goals were achieved or exceeded. Pursuant to the terms of their respective employment agreements, Mr. McCourt was entitled to a guaranteed award during 2010 of $70,000 and Mr. Taylor was entitled to a guaranteed award during 2010 of $20,000. The threshold, target and maximum annual performance bonus payout opportunities of our NEOs for 2010 are set forth in the table below.

	2010
	Performance-based cash incentive award structure
Name	Threshold Payout as Percentage of Base Salary	Target Payout as Percentage of Base Salary	Maximum Payout as Percentage of Base Salary	Actual 2010 Bonus Payout
Mark C. Arnold	–	60%	120%	$321,627
Charles B. Lowrey	–	–	–	–
Peter R. McCourt	–	30%	60%	$87,717
Jeffery D. Nigh(1)	–	40%	60%	$26,619
Gregg Taylor	–	25%	40%	$50,549
Ronald B. Crowell	–	40%	60%	–
Ernest C. English	–	30%	50%	–

Performance Goal	Goal for Threshold Payout	Goal for Target Payout	Goal for Maximum Payout	Actual Achieved
Adjusted EBITDA (including discontinued operations)	$29.5 million	$29.5 million	$33.0 million	$30.3 million

(1)
Mr. Nigh joined GSE in October 2010 and his bonus was prorated to account for his date of hire.

    Bonus Letter Agreements

We have entered into bonus letter agreements with five of our NEOs, four of whom are currently still employed by us, which provide for the payment of sale or IPO bonuses, based upon the price of specified transactions, to encourage their efforts in maximizing the sale or offering price and minimize employment security concerns that may arise in the course of negotiating and completing a sale or an IPO. The other bonus letter agreement is with Mr. Crowell, our former chief financial officer, and is no longer in effect because Mr. Crowell is no longer employed by us. Pursuant to bonus letter agreements entered into on September 15, 2010 with Messrs. McCourt and Nigh, they will each be entitled to a sale bonus, payable as a one-time cash payment in an aggregate amount equal to 0.75% of the net equity proceeds (determined as though 100% of our company's capital stock was sold), as defined in such agreements, from a sale of our company at the consummation of such sale. In the event of an IPO instead of a sale of our company, a bonus will be paid to each of Messrs. McCourt and Nigh immediately prior to the closing of the IPO in the form of shares of our common stock with a fair market value equal to 65% of the amount of their sale bonus and 35% in cash. Pursuant to a bonus letter agreement with us, dated July 29, 2011, Mr. Taylor will be entitled to a sale bonus, payable as a one-time cash payment in an aggregate amount equal to 0.25% of the net equity proceeds (determined as though 100% of our company's capital stock was sold) from a sale of our company at the consummation of such sale. In the event of an IPO instead of a sale of our company, the bonus will be paid to Mr. Taylor immediately prior to the closing of the IPO in the form of shares of our common stock with a fair market value equal to 65% of the amount of his sale bonus and 35% in cash. In each case, such NEOs must remain continuously employed by us or any of our subsidiaries until the date such bonus is paid. Mr. Arnold is entitled to a sale bonus, pursuant to a letter agreement with us, dated March 4, 2010. The sale bonus will be paid, as a one-time cash payment in an aggregate amount equal to 3.0% of the net equity proceeds (determined as though 100% of our company's capital stock was sold) from the sale of our company, at the consummation of such sale. In the event of an IPO instead of a sale of our company, Mr. Arnold is entitled to an IPO bonus, pursuant to a letter agreement with us, dated September 16, 2010. The IPO bonus will be paid as a one-time payment in an aggregate amount equal to 3.0% of the net equity proceeds (determined as though 100% of our company's capital stock was sold) from the IPO. The IPO bonus will not vest unless Mr. Arnold remains employed by our company or any of our subsidiaries until the consummation of the IPO. The IPO bonus will be paid to Mr. Arnold immediately prior to the closing of the IPO in the form of shares of our common stock with a fair market value equal to 65% of the amount of the IPO bonus and 35% in cash.

We have also entered into a bonus letter agreement with our Executive Vice President and Chief Financial Officer, William F. Lacey. Pursuant to a bonus letter agreement with us, dated August 4, 2011, Mr. Lacey will be entitled to a sale bonus, payable as a one-time cash payment in an aggregate amount equal to 0.75% of the net equity proceeds (determined as though 100% of our company's capital stock was sold), as defined in such agreement, from a sale of our company at the consummation of such sale. In the event of an IPO instead of a sale of our company, the bonus will be paid to Mr. Lacey immediately prior to the closing of the IPO in the form of shares of our common stock with a fair market value equal to 65% of the amount of his sale bonus and 35% in cash. Mr. Lacey must remain continuously employed by us or any of our subsidiaries until the date such bonus is paid.

    Long-Term Equity Incentives

The long-term equity incentive component of our executive compensation plan is intended to align the long-term interests of management with those of our stockholders and incentivize them to manage our business to meet our long-term business goals and create sustainable long-term stockholder value. Currently, the Compensation Committee may award stock options pursuant to the 2004 Stock Option Plan. During 2010, the Compensation Committee did not award stock options to our NEOs.

During 2009, the Compensation Committee granted options to purchase 108,630 shares of GSE Holding common stock with an exercise price of $6.15 per share to Mr. Arnold. The options generally vest over a four year term, at a rate of 25% on each anniversary of the grant date. During 2009, CHS granted options to purchase 36,210 shares of GSE Holding common stock at a cash purchase price of $5.11 to Mr. Arnold.

In the fourth quarter of 2009, we initiated a series of performance improvements which allowed us to meaningfully streamline our operations and enhance our profitability. Among other initiatives, we permanently reduced our headcount by approximately 38% since December 2008. For additional information, see note (3) to the Consolidated Statement of Operations Data table in "Selected Historical Consolidated Financial and Operating Data."

In addition, during 2010 we realigned the mix of our named executive officer compensation. Historically, our stock option awards were vested immediately upon grant or over a period of time. During 2010 the Compensation Committee utilized performance-based cash incentive awards and bonus letter agreements as the primary methods of incentivizing performance, and relied less heavily on stock option awards based on the Compensation Committee's belief that performance based cash incentive awards and bonus letter agreements would be more effective in incentive performance than the option awards. For additional information, see "Performance-Based Cash Incentive Awards" and "Bonus Letter Agreements" above.

On January 1, 2011, the Compensation Committee granted options to purchase 36,210 shares of our common stock to Mr. Taylor at an exercise price of $5.11 per share, which options were fully vested upon issuance. On January 17, 2011, the Compensation Committee granted options to purchase 72,420 shares of our common stock to our former Executive Vice President of Global Human Resources, Joellyn Champagne, at an exercise price of $5.11 per share, which options were fully vested upon issuance.

As of September 30, 2011, options to purchase 1,771,248 shares of common stock were outstanding under the 2004 Stock Option Plan and options to purchase 505,455 shares of common stock remained available for issuance.

We intend to adopt the 2011 Plan in connection with our IPO. The 2011 Plan provides for grants of stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents and other stock-based awards. Directors, officers and other associates of us and our subsidiaries, as well as others performing consulting or advisory services for us, will be eligible for grants under the 2011 Plan. See "– Summary of Incentive Plans" below for a more detailed summary of the material terms of the 2004 Stock Option Plan and the 2011 Plan.

    Post-Employment Benefits

    Retirement Plan Benefits

We do not sponsor a defined benefit retirement plan as we do not believe that such a plan best serves the needs of our associates or the business at this time.

NEOs can, however, participate in the Gundle/SLT Environmental, Inc. 401(k) Plan. Employee contributions can range from 1% to 60% of eligible compensation as prescribed by law. Employees over 50 years old may contribute an additional amount as prescribed by law. We match the first 3% of employee contributions dollar-for-dollar and the next 2% at $0.50 on the dollar.

    Change of Control Severance Arrangements

We have entered into executive employment agreements with our NEOs, which provide for the payment of severance and other post-termination benefits depending on the nature of the termination, including severance payments in the event of a termination following a "change in control." The Compensation Committee believes that the terms and conditions of these agreements are reasonable and assist in retaining the skilled executives needed to achieve our objectives. Information regarding the specific payments that are applicable to each termination event is provided under the heading "– Employment Agreements" and "– Potential Benefits Upon Termination or Change in Control" below.

    Other Benefits and Perquisites

As employees of GSE, the NEOs are eligible to participate in a basic level of life insurance, disability insurance, and a basic level of accidental death and disability plans at no cost to the executive. They also participate in the health, dental and disability insurance plans provided to all of our employees. See "– Summary Compensation Table" below for additional information. NEOs also are eligible for annual paid time off, holidays and bereavement days provided to all of our employees. As discussed under "– Employment Agreements" below, certain executives are entitled to car allowances, executive wellness programs and other benefits.

Accounting and Tax Considerations

In determining which elements of compensation are to be paid, and how they are weighted, we also take into account whether a particular form of compensation will be deductible under Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, or the Code. Section 162(m) generally limits the deductibility of compensation paid to our NEOs to $1.0 million during any fiscal year unless such compensation is "performance-based" under Section 162(m). However, under a Section 162(m) transition rule for compensation plans or agreements of corporations which are privately held and which become publicly held in an initial public offering, compensation paid under a plan or agreement that existed prior to the initial public offering will not be subject to Section 162(m) until the earlier of (1) the expiration of the plan or agreement, (2) a material modification of the plan or agreement, (3) the issuance of all employer stock and other compensation that has been allocated under the plan, or (4) the first meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following the year of the initial public offering (the "Transition Date"). After the Transition Date, rights or awards granted under the plan, other than options and stock appreciation rights, will not qualify as "performance-based compensation" for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders.

Our compensation program is intended to maximize the deductibility of the compensation paid to our NEOs to the extent that we determine it is in our best interests. Consequently, we may rely on the exemption from Section 162(m) afforded to us by the transition rule described above for compensation paid pursuant to our pre-existing plans.

Many other Code provisions, SEC regulations and accounting rules affect the payment of executive compensation and are generally taken into consideration as programs are developed. Our goal is to create and maintain plans that are efficient, effective and in full compliance with these requirements.

The Board's Role in Risk Oversight

The Board's role in the risk oversight process includes receiving regular updates and reports from members of senior management on areas of material risk to our company, including operational, financial, regulatory, strategic and reputational risks. The full Board or, if appropriate, one of its committees receives these updates and reports from the senior managers responsible for the oversight of particular risks within our company. These updates and reports enable the Board to understand and implement our risk identification, risk management and risk mitigation strategies.

Compensation and Risk

We believe that our performance-based compensation programs create appropriate incentives to increase long-term shareholder value. These programs have been designed and administered in a manner that discourages undue risk-taking by employees. Relevant features of these programs include:

•
limits on annual incentive and long-term performance awards, thereby defining and capping potential payouts;

•
with each increase in executive pay level, proportionately greater award opportunity derived from the long-term incentive program compared to annual incentive plan, creating a greater focus on sustained company performance over time; and

•
the application of an annual incentive metric that aligns employees against stockholders objectives of increasing Adjusted EBITDA balanced with qualitative individual performance goals.

In light of these features of our compensation program, the Board concluded that the risks arising from our employee compensation policies and practices are not reasonably likely to have a material adverse effect on us.

Compensation Tables

Summary Compensation Table

The following table shows the compensation earned by our NEOs during the year ended December 31, 2010, referred to as fiscal year 2010.

Summary compensation table 2010

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock awards ($)	Option awards ($)(1)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Mark C. Arnold	2010	$403,333	(3)	–		–	–	321,627	–	57,760	787,720
President, Chief Executive Officer and Director
Charles B. Lowrey(2)	2010	$–		–		–	–	–	–	–	–
Former Interim Senior Vice President & Chief Financial Officer
Peter R. McCourt	2010	$120,000	(4)	70,000	(5)	–	–	17,717	–	7,541	215,258
Executive Vice President of Global Sales & Marketing
Jeffery D. Nigh	2010	$62,083	(5)	–		–	–	26,619	–	3,910	92,612
Executive Vice President of Global Operations
Gregg Taylor	2010	$121,212	(7)	20,000	(5)	–	–	30,549	–	5,700	177,461
Vice President and Chief Accounting Officer
Ronald B. Crowell	2010	$105,718	(8)	–		–	–	–	–	8,290	114,008
Former Chief Financial Officer
Ernest C. English	2010	$138,289	(9)	–		–	–	–	–	49,880	188,169
Former Chief Financial Officer

(1)
The amounts reported in this column reflect the aggregate grant date fair value of option awards granted to the NEO during fiscal year 2010, computed in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718 "Stock Compensation." These amounts reflect our calculation of the value of these awards on the grant date and do not necessarily correspond to the actual value that may ultimately be realized by the officer. For accounting purposes, we use the Black-Scholes option pricing model to calculate the grant date fair value of stock options. See the "Grants of Plan-Based Awards" table for information regarding stock option awards to the NEOs during fiscal year 2010.

(2)
During the fourth quarter of 2009, we engaged A&M. During the engagement, personnel from the consulting firm functioned in several interim management roles for our company, including, but not limited to, Chief Financial Officer and Vice President of Operations. Mr. Lowrey, our former Interim Senior Vice President and Chief Financial Officer, was concurrently a managing director at the consulting firm. We paid a total of $9.8 million to A&M for services rendered during 2010. Of this amount, we estimate that approximately $1.4 million was attributable to services rendered by Mr. Lowrey. Mr. Lowrey was employed by A&M. As such, this estimate reflects the portion of our total payments to A&M for services rendered during 2010 by Mr. Lowrey, and does not reflect actual payments to Mr. Lowrey. Mr. Lowrey did not receive any compensation directly from us for services rendered during 2010.

(3)
Mr. Arnold's base salary was increased from $400,000 to $440,000 in September 2010.

(4)
Mr. McCourt joined GSE in July 2010 and his base salary was prorated to account for his date of hire.

(5)
Represents the portion of Mr. McCourt's and Mr. Taylor's bonus in 2010 which was guaranteed.

(6)
Mr. Nigh joined GSE in October 2010 and his base salary was prorated to account for his date of hire.

(7)
Mr. Taylor joined GSE in May 2010 and his base salary was prorated to account for his date of hire.

(8)
Mr. Crowell began serving as our Chief Financial Officer beginning on September 1, 2010.

(9)
Mr. English served as our Chief Financial Officer until January 8, 2010 and served as controller through May 24, 2010.

All Other Compensation

Name	Club dues ($)(A)	Executive health, life and disability benefits ($)(B)	Relocation expenses and rental of living quarters ($)(C)	Car allowance ($)(D)	Gundle/SLT 401(k) Plan ($)(E)	Vacation/ Paid time off	Total ($)
Mark C. Arnold	375	13,118	42,386	1,881	–	–	57,760
Charles B. Lowrey	–	–	–	–	–	–	–
Peter R. McCourt	–	3,990	3,551	–	–	–	7,541
Jeffery D. Nigh	–	1,910	2,000	–	–	–	3,910
Gregg Taylor	–	5,700	–	–	–	–	5,700
Ronald B. Crowell	–	2,946	5,344	–	–	–	8,290
Ernest C. English	–	12,247	–	–	5,806	31,827	49,880

(A)
Amounts represent reimbursement of annual club dues.

(B)
Amounts represent the annual premiums paid by us for executive employee medical, vision and dental plans and life and disability insurance.

(C)
With respect to Mr. Arnold, amounts represent $42,386 paid during 2010 for the rental of corporate housing for Mr. Arnold in Houston, Texas. With respect to Mr. McCourt, amounts represent $3,551 paid during 2010 for the rental of a corporate apartment for Mr. McCourt in Houston, Texas. With respect to Mr. Nigh, amounts represent $2,000 paid during 2010 for the rental of a corporate apartment for Mr. Nigh in Houston, Texas. With respect to Mr. Crowell, amounts represent $5,344 paid during 2010 for the rental of a corporate apartment in Houston, Texas.

(D)
Amounts represent the annual car allowance for Mr. Arnold.

(E)
Amounts represent the annual 401(k) company contribution under the Gundle/SLT 401(k) plan.

Grants of Plan-Based Awards

The following table sets forth awards and potential payouts to our NEOs pursuant to our incentive plans. The non-equity awards described below represent grants of annual performance-based incentive awards.

		Estimated potential payouts under non-equity incentive plan awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
Mark C. Arnold
Non-equity(1)	January 1, 2010	–	$264,000	$528,000
Charles B. Lowrey	–	–	–	–
Peter R. McCourt
Non-equity(1)	May 28, 2010	–	72,000	144,000
Jeffery D. Nigh
Non-equity(1)	August 30, 2010	–	100,000	150,000
Gregg Taylor
Non-equity(1)	April 16, 2010	–	50,000	80,000
Ronald B. Crowell
Non-equity(1)	August 12, 2010	–	124,000	186,000
Ernest C. English
Non-equity(1)	–	–	–	–

(1)
Represents estimated possible payouts on the grant date for performance-based cash incentive awards granted in 2010 for each of our NEOs. This is an annual cash incentive opportunity and, therefore, these awards are earned in the year of grant. See the column captioned "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table for the actual payout amounts related to the 2010 performance-based cash incentives. See also "Compensation Discussion and Analysis – Performance-Based Cash Incentive" for additional information about the 2010 performance-based cash incentives. Pursuant to the terms of his employment agreement, Mr. McCourt was entitled to a guaranteed bonus during 2010 of $70,000 and Mr. Taylor was entitled to a guaranteed bonus during 2010 of $20,000.

Outstanding Equity Awards at Fiscal Year-End

Other than Mr. Arnold, none of our NEO's had equity awards outstanding at December 31, 2010. None of our NEOs received equity awards in 2010. The following table sets forth certain information with respect to the outstanding equity awards of each of our NEOs as of December 31, 2010.

Name	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)		Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($/Sh)	Option expiration date
Mark C. Arnold(1)	–	108,630	(1)	–	$6.15	September 14, 2019
Charles B. Lowrey	–	–		–	–	–
Peter R. McCourt	–	–		–	–	–
Jeffery D. Nigh	–	–		–	–	–
Gregg Taylor	–	–		–	–	–
Ronald B. Crowell	–	–		–	–	–
Ernest C. English	–	–		–	–	–

(1)
Options become vested and exercisable in four equal installments on the first four anniversaries of the grant date if Mr. Arnold continues to be employed and subject to the terms of the option award. Mr. Arnold also has options to purchase 36,210 shares of GSE Holding common stock with an exercise price of $5.11 that were granted to him by CHS in 2009.

Option Exercises and Stock Vested

There were no options exercised in fiscal year 2010 by our NEOs. None of our NEOs have stock awards.

Pension Benefits

Our NEOs did not participate in or have account balances in any defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

Our NEOs did not participate in or have account balances in any non-qualified deferred compensation plans sponsored by us.

Summary of Incentive Plans

    2004 Stock Option Plan

The 2004 Stock Option Plan became effective upon the consummation of the Acquisition and was amended and restated in December 2008. Under the 2004 Stock Option Plan, the Board of Directors may from time to time grant up to 2,276,703 options to purchase our common stock to executives or other key employees or directors of GSE Holding and its subsidiaries. Both "nonqualified" stock options and "incentive" stock options may be granted under the 2004 Stock Option Plan with terms to be determined by our Board of Directors (or a committee thereof). The following is a summary of the material terms of the 2004 Stock Option Plan, but does not include all of the provisions of the 2004 Stock Option Plan. For further information about the 2004 Stock Option Plan, we refer you to the complete copy of the 2004 Stock Option Plan, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

Administration.    The 2004 Stock Option Plan provides for its administration by the Compensation Committee of our Board of Directors, any committee designated by our Board of Directors to administer the 2004 Stock Option Plan or our Board of Directors. Among the committee's powers are to determine the form, amount, recipients and other terms and conditions of awards, clarify, construe or resolve any ambiguity in the 2004 Stock Option Plan or any award agreement, amend the terms of outstanding awards and adopt such rules, forms, instruments and guidelines for administering the 2004 Stock Option Plan as it deems necessary or advisable. All actions, interpretations and determinations made by the committee or by our Board of Directors within its authority are final and binding.

Shares available.    The 2004 Stock Option Plan makes available an aggregate of 2,276,703 shares of our common stock, subject to adjustments. In the event that any outstanding award expires, is forfeited, cancelled or otherwise terminated without the issuance of common stock pursuant to the award, the shares of our common stock allocable to such award, including the unexercised portion of such award, will again be available for purposes of the 2004 Stock Option Plan. In the event that we repurchase any shares of our common stock that were previously issued pursuant to an award under the 2004 Stock Option Plan, such shares will again be available for purposes of the 2004 Stock Option Plan.

Eligibility for participation.    Any of our executives, directors or other key employees who have been selected to participate in the 2004 Stock Option Plan by the committee are eligible to receive awards under the 2004 Stock Option Plan. Selection of eligible participants is within the sole and complete authority of the committee.

Types of awards.    The 2004 Stock Option Plan provides for the grant of stock options, including incentive stock options and nonqualified stock options, and other awards. The committee will, with regard to each award, determine the terms and conditions of the award, including the number of shares subject to the award, the vesting terms of the award, and the purchase price for the award. Awards may be made in assumption of or in substitution for outstanding awards previously granted by us or our affiliates, or a company acquired by us or with which we combine.

Award agreement.    Awards granted under the 2004 Stock Option Plan are evidenced by written award agreements, which need not be identical, that provide additional terms, conditions, restrictions and/or limitations covering the grant of the award, including, without limitation, terms providing for the acceleration of exercisability or vesting of awards in the event of a change in control or conditions regarding the participant's employment, as determined by the committee in its sole discretion; provided, however, that in the event of any conflict between the provisions of the 2004 Stock Option Plan and any such award agreement, the provisions of the 2004 Stock Option Plan will prevail.

Awards.    An award granted under the 2004 Stock Option Plan will enable the holder to purchase a number of shares of our common stock on set terms. Awards will be presumed to be nonqualified stock options and are not intended to be incentive stock options unless clearly indicated by the committee in the award agreement. An award granted as an incentive stock option will, to the extent it fails to qualify as an incentive stock option, be treated as a nonqualified stock option duly granted under the plan, provided that such award otherwise meets the 2004 Stock Option Plan's requirements for nonqualified stock options. Each option will be subject to terms and conditions, including exercise price, vesting and conditions and timing of exercise, consistent with the 2004 Stock Option Plan and as the committee may impose from time to time.

The exercise price of an award granted under the 2004 Stock Option Plan will be determined by the committee; provided that, with respect to incentive stock options, the exercise price will not be less than 100% of the fair value of a share of our common stock on the date of grant and provided further that the exercise price of an incentive stock option granted to a person holding greater than 10% of our voting power may not be less than 110% of such fair value on such date. The committee will determine the term of each award at the time of grant in its discretion; however, the term may not exceed 10 years unless otherwise provided for by the committee, or, in the case of an incentive stock option granted to a 10% stockholder, five years.

Transferability.    An award will not be transferable or assignable by a participant except in the event of his death, subject to the applicable laws of descent and distribution, and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against us or any of our subsidiaries or affiliates; provided that, as the committee may determine in its sole discretion, an award may be transferred to or among a participant's spouse or descendants or any trust or other entity solely for the benefit of such participant and/or such participant's spouse and/or descendants.

Stockholder rights.    Except as otherwise provided in the applicable award agreement, a participant has no rights as a stockholder with respect to shares of our common stock covered by any award until the participant becomes the record holder of such shares.

Adjustment of awards.    Notwithstanding any other provision of the 2004 Stock Option Plan, in the event of any corporate event or transaction such as a merger, consolidation, reorganization, recapitalization, separation, stock dividend, stock split, reverse stock split, split up, spin-off, combination of shares of our common stock, exchange of shares of our common stock, dividend in kind, extraordinary cash dividend, or other like change in capital structure, other than normal cash dividends, to our stockholders, or any similar corporate event or transaction, the committee, to prevent dilution or enlargement of participants' rights under the 2004 Stock Option Plan, will, in its sole discretion, as applicable, (a) adjust the number and kind of shares of stock or other securities that may be issued under the 2004 Stock Option Plan, the number and kind of shares of our common stock or other securities subject to outstanding awards, and/or where applicable, the exercise price, base value or purchase price applicable to such awards; (b) grant a right to receive one or more payments of securities, cash and/or property, which right may be evidenced as an additional award under the 2004 Stock Option Plan, in respect of any outstanding award; or (c) provide for the settlement of any outstanding award, other than a stock option or stock appreciation right, in such securities, cash and/or other property as would have been received had the award been settled in full immediately prior to such corporate event or transaction; provided, however, that in the case of an adjustment made in accordance with (b) or (c) above, the right to any securities, cash and/or property may be issued subject to the same vesting schedule as the outstanding award being adjusted; and provided, further, that any adjustment shall comply with Section 409A of the Code to the extent applicable.

Amendment and termination.    Our Board of Directors or the committee may amend, alter, suspend, discontinue or terminate the 2004 Stock Option Plan or any portion thereof or any award, or award agreement, thereunder (to the extent that our Board or the committee would have had the authority under the 2004 Stock Option Plan initially to grant such award) at any time; provided that no such amendment, alteration, suspension, discontinuation or termination will be made (i) without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the 2004 Stock Option Plan or the rules of any exchange upon which our common stock is listed and (ii) without the consent of the participants, if such action would impair the rights of any participant under any award granted to such participant under the 2004 Stock Option Plan. The committee may also amend the 2004 Stock Option Plan, any award or any outstanding award agreement in such manner as it deems necessary to permit the granting of awards meeting the requirements of applicable laws.

    2011 Omnibus Incentive Compensation Plan

We intend to adopt the 2011 Omnibus Incentive Compensation Plan, or the 2011 Plan, in connection with our initial public offering. The 2011 Plan provides for grants of stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents and other stock-based awards. Directors, officers and other employees of us and our subsidiaries, as well as others performing consulting or advisory services for us, will be eligible for grants under the 2011 Plan. The purpose of the 2011 Plan is to provide incentives that will attract, retain and motivate highly competent officers, directors, employees and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in our long-term success or compensation based on their performance in fulfilling their personal responsibilities. The following is a summary of the material terms of the 2011 Plan, but does not include all of the provisions of the 2011 Plan. For further information about the 2011 Plan, we refer you to the complete copy of the 2011 Plan, which we have filed as an exhibit to the registration statement, of which this prospectus is a part.

Administration.    The 2011 Plan provides for its administration by the Compensation Committee of our Board of Directors, any committee designated by our Board of Directors to administer the 2011 Plan or our Board of Directors. Among the committee's powers are to determine the form, amount and other terms and conditions of awards, clarify, construe or resolve any ambiguity in any provision of the 2011 Plan or any award agreement, amend the terms of outstanding awards and adopt such rules, forms, instruments and guidelines for administering the 2011 Plan as it deems necessary or proper. All actions, interpretations and determinations by the committee or by our Board of Directors are final and binding.

Shares available.    The 2011 Plan makes available an aggregate of 2,000,000 shares of our common stock, subject to adjustments. In the event that any outstanding award expires, is forfeited, cancelled or otherwise terminated without consideration, shares of our common stock allocable to such award, including the unexercised portion of such award, will again be available for purposes of the 2011 Plan. If any award is exercised by tendering shares of our common stock to us, either as full or partial payment, in connection with the exercise of such award under the 2011 Plan or to satisfy our withholding obligation with respect to an award, only the number of shares of our common stock issued net of such shares tendered will be deemed delivered for purposes of determining the maximum number of shares of our common stock then available for delivery under the 2011 Plan.

Eligibility for participation.    Members of our Board of Directors, as well as employees of, and consultants to, us or any of our subsidiaries and affiliates are eligible to receive awards under the 2011 Plan. The selection of participants is within the sole discretion of the committee.

Types of awards.    The 2011 Plan provides for the grant of stock options, including incentive stock options and nonqualified stock options, collectively, the options, stock appreciation rights, shares of restricted stock, or the restricted stock, restricted stock units, rights to dividend equivalents and other stock-based awards, collectively, the awards. The committee will, with regard to each award, determine the terms and conditions of the award, including the number of shares subject to the award, the vesting terms of the award, and the purchase price for the award. Awards may be made in assumption of or in substitution for outstanding awards previously granted by us or our affiliates, or a company acquired by us or with which we combine.

Award agreement.    Awards granted under the 2011 Plan will be evidenced by award agreements, which need not be identical, that provide additional terms, conditions, restrictions and/or limitations covering the grant of the award, including, without limitation, terms providing for the acceleration of exercisability or vesting of awards in the event of a change in control or conditions regarding the participant's employment, as determined by the committee in its sole discretion; provided, however, that in the event of any conflict between the provisions of the 2011 Plan and any such award agreement, the provisions of the 2011 Plan will prevail.

Options.    An option granted under the 2011 Plan will enable the holder to purchase a number of shares of our common stock on set terms. Options will be designated as either a nonqualified stock option or an incentive stock option. An option granted as an incentive stock option will, to the extent it fails to qualify as an incentive stock option, be treated as a nonqualified option. None of us, including any of our affiliates or the committee, will be liable to any participant or to any other person if it is determined that an option intended to be an incentive stock option does not qualify as an incentive stock option. Each option will be subject to terms and conditions, including exercise price, vesting and conditions and timing of exercise, consistent with the 2011 Plan and as the committee may impose from time to time.

The exercise price of an option granted under the 2011 Plan will be determined by the committee and it is expected that the exercise price will not be less than 100% of the fair value of a share of our common stock on the date of grant, provided the exercise price of an incentive stock option granted to a person holding greater than 10% of our voting power may not be less than 110% of such fair value on such date. The committee will determine the term of each option at the time of grant in its discretion; however, the term may not exceed 10 years or, in the case of an incentive stock option granted to a 10% stockholder, five years.

Stock appreciation rights.    A stock appreciation right entitles the holder to receive, upon its exercise, the excess of the fair value of a specified number of shares of our common stock on the date of exercise over the grant price of the stock appreciation right. The payment of the value may be in the form of cash, shares of our common stock, other property or any combination thereof, as the committee determines in its sole discretion. Stock appreciation rights may be granted alone or in tandem with any option at the same time such option is granted, or a tandem SAR. A tandem SAR is only exercisable to the extent that the related option is exercisable and expires no later than the expiration of the related option. Upon the exercise of all or a portion of a tandem SAR, a participant is required to forfeit the right to purchase an equivalent portion of the related option, and vice versa. Subject to the terms of the 2011 Plan and any applicable award agreement, the grant price, which is not expected to be less than 100% of the fair value of a share of our common stock on the date of grant, term, methods of exercise, methods of settlement, and any other terms and conditions of any stock appreciation right will be determined by the committee. The committee may impose such other conditions or restrictions on the exercise of any stock appreciation right as it may deem appropriate.

Restricted stock.    The committee may, in its discretion, grant awards of restricted stock. Restricted stock may be subject to such terms and conditions, including vesting, as the committee determines appropriate, including, without limitation, restrictions on the sale or other disposition of such shares of our common stock. The committee may require the participant to deliver a duly signed stock power, endorsed in blank, relating to shares of our common stock covered by such an award. The committee may also require that the stock certificates evidencing such shares be held in custody or bear restrictive legends until the restrictions thereon shall have lapsed. Unless otherwise determined by the committee and set forth in the award agreement, a participant holding restricted stock will have the right to vote and receive dividends with respect to such restricted stock.

Restricted stock units.    The committee may, in its discretion, grant awards of restricted stock units, or RSUs. RSUs are awards that provide for the deferred delivery of a specified number of shares of our common stock. RSUs may be subject to such terms and conditions, including vesting, as the committee determines appropriate.

Dividend equivalents.    The committee may, in its discretion, grant dividend equivalents based on the dividends declared on shares that are subject to any award. The grant of dividend equivalents may be treated as a separate award. Such dividend equivalents will be converted to cash or shares by such formula and at such time and subject to such limitations as may be determined by the committee. As determined by the committee, dividend equivalents granted with respect to any option or stock appreciation right may be payable regardless of whether such option or stock appreciation right is subsequently exercised.

Other share-based awards.    The committee, in its discretion, may grant awards of shares of our common stock and awards that are valued, in whole or in part, by reference to, or are otherwise based on the fair market value of, such shares, or other share-based awards. Such other share-based awards will be in such form, and dependent on such conditions, as the committee may determine, including, without limitation, the right to receive one or more shares of our common stock, or the equivalent cash value of such stock, upon completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. Subject to the provisions of the 2011 Plan, the committee will determine to whom and when other share-based awards will be made, the number of shares of our common stock to be awarded under, or otherwise related to, such other share-based awards, whether such other share-based awards shall be settled in cash, shares of our common stock or a combination of cash and such shares, and all other terms and conditions of such awards.

Transferability.    Except as otherwise determined by the committee, an award will not be transferable or assignable by a participant except in the event of his death, subject to the applicable laws of descent and distribution, and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against us or any of our subsidiaries or affiliates. Any permitted transfer of the awards to heirs or legatees of a participant will not be effective to bind us unless the committee has been furnished with written notice thereof and a copy of such evidence as the committee may deem necessary to establish the validity of the transfer and the acceptance by the transferee or transferees of the terms and conditions of the 2011 Plan and any award agreement.

Stockholder rights.    Except as otherwise provided in the applicable award agreement, a participant has no rights as a stockholder with respect to shares of our common stock covered by any award until the participant becomes the record holder of such shares.

Adjustment of awards.    Notwithstanding any other provision of the 2011 Plan, in the event of any corporate event or transaction such as a merger, consolidation, reorganization, recapitalization, separation, stock dividend, stock split, reverse stock split, split up, spin-off, combination of shares of our common stock, exchange of shares of our common stock, dividend in kind, extraordinary cash dividend, or other like change in capital structure, other than normal cash dividends, to our stockholders, or any similar corporate event or transaction, the committee, to prevent dilution or enlargement of participants' rights under the 2011 Plan, may, in its sole discretion, as applicable, (a) adjust the number and kind of shares of stock or other securities that may be issued under the 2011 Plan, the number and kind of shares of our common stock or other securities subject to outstanding awards, and/or where applicable, the exercise price, base value or purchase price applicable to such awards; (b) grant a right to receive one or more payments of securities, cash and/or property, which right may be evidenced as an additional award under the 2011 Plan, in respect of any outstanding award; or (c) provide for the settlement of any outstanding award, other than a stock option or stock appreciation right, in such securities, cash and/or other property as would have been received had the award been settled in full immediately prior to such corporate event or transaction; provided, however, that in the case of an adjustment made in accordance with (b) or (c) above, the right to any securities, cash and/or property may be issued subject to the same vesting schedule as the outstanding award being adjusted; and provided, further, that any adjustment shall comply with Section 409A of the Code to the extent applicable. Should the vesting of any award be conditioned upon our attainment of performance conditions, our Board of Directors may make such adjustments to the terms and conditions of such awards and the criteria therein to recognize unusual and non-recurring events affecting us or in response to changes in applicable laws, regulations or accounting principles.

In the event we are a party to a merger or consolidation or similar transaction, including a change in control, unless otherwise prohibited under applicable law or by the applicable rules and regulations of national securities exchanges or unless the committee determines otherwise in an award agreement, the committee is authorized, but not obligated, to make adjustments in the terms and conditions of outstanding awards, including, without limitation, the continuation or assumption of such outstanding awards under the 2011 Plan by us, if we are the surviving company or corporation, or by the surviving company or corporation or its parent; substitution by the surviving company or corporation or its parent of awards with substantially the same terms for such outstanding awards; accelerated exercisability, vesting and/or lapse of restrictions under all then outstanding awards immediately prior to the occurrence of such event; upon written notice, provided that any outstanding awards must be exercised, to the extent then exercisable, within twenty days immediately prior to the scheduled consummation of the event, or such other period as determined by the committee, in either case contingent upon the consummation of the event, at the end of which period such awards shall terminate to the extent not so exercised within such period; and cancellation of all or any portion of outstanding awards for fair value, as determined in the sole discretion of the committee, which, in the case of options and stock appreciation rights, may equal the excess, if any, of the value of the consideration to be paid in the change in control transaction to holders of the same number of shares subject to such awards or, if no such consideration is paid, fair value of our shares of common stock subject to such outstanding awards or portion thereof being canceled, over the aggregate option price or grant price, as applicable, with respect to such awards or portion thereof being canceled.

Amendment and termination.    Our Board of Directors may amend, alter, suspend, discontinue, or terminate the 2011 Plan or any portion thereof or any award, or award agreement, thereunder at any time; provided that no such amendment, alteration, suspension, discontinuation or termination may be made (i) without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the 2011 Plan and (ii) without the consent of the participant, if such action would materially diminish any of the rights of any participant under any award granted to such participant under the 2011 Plan; provided, however, the committee may amend the 2011 Plan, any award or any award agreement in such manner as it deems necessary to permit the granting of awards meeting the requirements of applicable laws.

Compliance with Section 409A of the Code.    To the extent that the 2011 Plan and/or awards are subject to Section 409A of the Code, the committee may, in its sole discretion and without a participant's prior consent, amend the 2011 Plan and/or awards, adopt policies and procedures, or take any other actions, including amendments, policies, procedures and actions with retroactive effect, as are necessary or appropriate to (a) exempt any award from the application of Section 409A, (b) preserve the intended tax treatment of any such award, or (c) comply with the requirements of Section 409A, United States Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the date of the grant. The 2011 Plan shall be interpreted at all times in such a manner that the terms and provisions of the 2011 Plan and awards comply with Section 409A and any guidance issued thereunder. Neither we nor the committee has any obligation to take any action to prevent the assessment of any excise tax on any person with respect to any award under Section 409A, and none of us or any of our subsidiaries or affiliates, or any of our employees or representatives, has any liability to a participant with respect thereto.

Effective date.    The 2011 Plan will become effective prior to the consummation of this offering.

Employment Agreements

The following summaries provide a description of the formalized agreements we have entered into with certain of our executive officers covering the terms of their employment and/or potential severance benefits.

Mark C. Arnold

Term.    Pursuant to an employment agreement dated September 14, 2009 and amended and restated on March 4, 2010, the term of Mr. Arnold's employment commenced on September 14, 2009. Mr. Arnold's employment is "at will," and either we or Mr. Arnold may terminate his employment at any time, for any reason, with or without notice to the other.

Salary and Bonus.    The employment agreement provides for a base salary of $400,000 annually and, beginning in September 2010, $440,000 annually. Mr. Arnold is eligible to receive an annual bonus with the potential for awards up to 120% of Mr. Arnold's base salary, payable based on our achievement of financial performance goals and achievement of personal goals and objectives of Mr. Arnold, as established by the Board. Pursuant to the terms of his employment agreement, Mr. Arnold also has the option to purchase 36,210 shares of our common stock from CHS at a purchase price of $5.11 per share.

Automobile.    Mr. Arnold's employment agreement entitles Mr. Arnold to a company vehicle for business and personal use, with our company responsible for all licenses, road taxes, tolls, parking, maintenance, gasoline, insurance and other operating costs.

Severance Payments.    If Mr. Arnold's employment is terminated (i) by us without "Cause", (ii) due to his "Disability" or (iii) by Mr. Arnold's "Voluntary Termination" within six months of a "Change in Control" (each as defined in Mr. Arnold's employment agreement), Mr. Arnold will be entitled to severance payments in an amount equal to his annual base salary, payable in equal installments over a period of twelve months, and continuation of Mr. Arnold's existing group medical benefits for twelve months, with premiums to be paid by Mr. Arnold at the same rate paid by employees who have not been terminated.

Change in Control Severance Payments.    If within six months after a "Change in Control" (as defined in Mr. Arnold's employment agreement), Mr. Arnold is terminated by us without Cause or is not offered a position of equal or greater scope of responsibility and annual cash consideration by the successor to us or our parent (as applicable), in addition to continued coverage under our group health plan for a period of eighteen months, Mr. Arnold will also be entitled to an aggregate amount equal to the sum of (A) thirty-six months of Mr. Arnold's base salary then in effect plus (B) an amount equal to the average of the bonuses for the three most recent years, payable in equal installments over a period of thirty-six months.

Restrictive Covenants.    The employment agreement prohibits Mr. Arnold from competing with us during his employment period and for a period of one year thereafter and from disclosing our confidential information during his employment and at any time thereafter.

Ernest C. English

Separation Date.    Pursuant to a separation and release agreement dated May 24, 2010, the termination of Mr. English's employment was effective as of February 19, 2010.

Severance Payments.    The separation agreement does not provide for severance payments other than salary due as of the date of termination, but Mr. English received $564,000 of severance payments.

Release.    The separation agreement releases and discharges us from any potential liabilities arising out of Mr. English's employment or separation from us.

Jeffery D. Nigh

Term.    Mr. Nigh's employment commenced on October 1, 2010, pursuant to an offer letter dated August 30, 2010. Mr. Nigh's employment is "at will," and either we or Mr. Nigh may terminate his employment at any time, for any reason, with or without prior notice to the other.

Salary and Bonus.    The offer letter provides for a base salary of $250,000 annually, and Mr. Nigh is eligible to receive an annual bonus with the potential for awards up to 60% of Mr. Nigh's base salary, based on the achievement of certain EBITDA targets and personal goals.

Change in Control Severance Payments.    Pursuant to a Change of Control & Retention Agreement effective October 1, 2010, Mr. Nigh will be entitled to a lump sum payment in the amount of twelve times Mr. Nigh's monthly base salary plus the targeted bonus for the calendar year, if he experiences a "Qualifying Termination" upon or within six months following a "Change in Control" (each as defined in the Change of Control & Retention Agreement), subject to Mr. Nigh's execution of a full waiver and release of all claims against us.

Restrictive Covenants.    The terms of Mr. Nigh's employment prohibit him from disclosing any of our confidential information, including information relating to our intellectual property, during his employment and at any time thereafter.

Peter R. McCourt

Term.    Mr. McCourt's employment commenced on July 1, 2010, pursuant to an offer letter dated May 28, 2010. Mr. McCourt's employment is "at will," and either we or Mr. McCourt may terminate his employment at any time, for any reason, with or without prior notice to the other.

Salary and Bonus.    The offer letter provides for a base salary of $240,000 annually, and Mr. McCourt is eligible to receive an annual bonus with the potential for awards up to 60% of Mr. McCourt's base salary, based on the achievement of certain EBITDA targets and personal goals.

Change in Control Severance Payments.    Pursuant to a Change of Control & Retention Agreement dated July 1, 2010, Mr. McCourt will be entitled to a lump sum payment in the amount of twelve times Mr. McCourt's monthly base salary plus the targeted bonus for the calendar year, if he experiences a "Qualifying Termination" upon or within six months following a "Change in Control" (each as defined in the Change of Control & Retention Agreement), subject to Mr. McCourt's execution of a full waiver and release of all claims against us.

Restrictive Covenants.    The terms of Mr. McCourt's employment prohibit him from disclosing any of our confidential information, including information relating to our intellectual property, during his employment and at any time thereafter.

Gregg Taylor

Term.    Mr. Taylor's employment commenced on May 24, 2010, pursuant to an offer letter dated April 16, 2010. Mr. Taylor's employment is "at will," and either we or Mr. Taylor may terminate his employment at any time, for any reason, with or without prior notice to the other.

Salary and Bonus.    The offer letter provides for a base salary of $200,000 annually, and Mr. Taylor is eligible for an annual performance-based bonus, with the potential for awards up to 40% of Mr. Taylor's base salary, based on the achievement of certain EBITDA targets and personal goals.

Change in Control Severance Payments.    Pursuant to a Change in Control Agreement dated July 28, 2011, Mr. Taylor will be entitled to a payment in the amount of twelve times his monthly base salary, payable monthly over a twelve-month period, plus the targeted bonus for the calendar year, payable as a lump sum payment, if his employment is terminated within six months following a "Change in Control" (as defined in the Change in Control Agreement), subject to Mr. Taylor's execution of a full waiver and release of claims against us.

Stock Options.    Pursuant to Mr. Taylor's offer letter, he was granted 36,210 stock options in our company, which were fully vested upon issuance on January 1, 2011.

Restrictive Covenants.    The terms of Mr. Taylor's employment prohibit him from disclosing any of our confidential information, including information relating to our intellectual property, during his employment and at any time thereafter.

William F. Lacey

Term.    Mr. Lacey's employment commenced on August 22, 2011, pursuant to an offer letter dated August 4, 2011. Mr. Lacey's employment is "at will," and either we or Mr. Lacey may terminate his employment at any time, for any reason, with or without prior notice to the other.

Salary and Bonus.    The offer letter provides for an annual base salary of $280,000, and Mr. Lacey is eligible to receive an annual bonus with the potential for awards up to 60% of Mr. Lacey's base salary, based on the achievement of certain EBITDA targets and individual performance.

Change in Control Severance Payments.    Pursuant to a Change in Control Agreement dated August 4, 2011, in the event of a "Qualifying Termination" upon or within six months following a "Change in Control" (each as defined in the Change in Control Agreement), Mr. Lacey will be entitled to a lump sum payment in the amount of twelve times Mr. Lacey's monthly base salary plus the targeted bonus for the calendar year, subject to Mr. Lacey's execution of a full waiver and release of all claims against us.

Restrictive Covenants.    The terms of Mr. Lacey's employment prohibit him from disclosing any of our confidential information, including information relating to our intellectual property, during his employment and at any time thereafter.

Joellyn Champagne

Separation Date.    Pursuant to a separation and release agreement dated November 17, 2011, the term of Ms. Champagne's employment will end on November 30, 2011.

Severance Payments.    The separation agreement provides for total severance payments in the amount of $260,000.

Release.    The separation agreement releases and discharges us from any potential liabilities arising out of Ms. Champagne's employment or separation from us.

Ronald B. Crowell

Separation Date.    Pursuant to a Separation and Release Agreement dated February 23, 2011, the term of Mr. Crowell's employment ended on January 11, 2011.

Severance Payments.    The separation agreement provides for total severance payments in the amount of $565,000.

Release.    The separation agreement releases and discharges us from any potential liabilities arising out of Mr. Crowell's employment or separation from us.

Potential Payments Upon Termination and Change in Control

This table shows the potential compensation due to NEOs upon a change in control or termination of employment – related or unrelated to a change in control – by us without cause or by the executive with good reason, due to the executive's death or disability, and by us with cause or by the executive without good reason. The amounts shown assume that a change in control or termination of employment was effective December 31, 2010. The amounts shown are only estimates of the amounts that would be due to the executives upon a change in control or termination of employment and do not reflect tax positions we may take or the accounting treatment of such payments. Actual amounts due can only be determined at the time of a change in control or separation and are subject to all of the terms and conditions of each applicable agreement with executive. Although the calculations are intended to provide reasonable estimates of the potential benefits, they are based on numerous assumptions and do not represent the actual amount an executive would receive if an eligible change in control or termination event were to occur.

	Change in Control(1)(2)					Absence of a Change in Control
	Without Cause	With Cause(3)(4)	Voluntary(5)	Death(4)	Disability(5)	Without Cause	With Cause(4)	Voluntary(4)	Death(4)	Disability(5)
Mark C. Arnold
Base Salary	$1,338,325	$18,333	$1,338,325	$18,333	$471,450	$471,450	$18,333	$18,333	$18,333	$471,450
Bonus	321,627	–	321,627	–	–	–	–	–	–	–
Other Benefits	19,675	–	19,675	–	–	–	–	–	–	–
Value of Accelerated Equity
Total	1,385,813	18,333	400,000	18,333	400,000	400,000	18,333	18,333	18,333	400,000
Peter McCourt(6)
Base Salary	240,000	10,000	10,000	10,000	10,000	240,000	10,000	10,000	10,000	10,000
Bonus	144,000	–	–	–	–	144,000	–	–	–	–
Value of Accelerated Equity(4)
Total	384,000	10,000	10,000	10,000	10,000	384,000	10,000	10,000	10,000	10,000
Jeffrey Nigh(6)
Base Salary	250,000	10,416	10,416	10,416	10,416	250,000	10,416	10,416	10,416	10,416
Bonus	150,000	–	–	–	–	150,000	–	–	–	–
Value of Accelerated Equity(4)
Total	400,000	10,416	10,416	10,416	10,416	400,000	10,416	10,416	10,416	10,416
Gregg Taylor(7)
Base Salary	200,000	200,000	8,333	8,333	8,333	8,333	8,333	8,333	8,333	8,333
Bonus	–	–	–	–	–	–	–	–	–	–
Value of Accelerated Equity
Total	200,000	200,000	8,333	8,333	8,333	8,333	8,333	8,333	8,333	8,333

(1)
Ronald B. Crowell, our former Senior Vice President and Chief Financial Officer, left us in January 2011 and was paid $565,000 in connection with the termination of his employment. Ernest C. English, our former controller, left us on May 24, 2010 and was paid $564,066 in connection with the termination of his employment.

(2)
Charles B. Lowrey, our former Interim Senior Vice President and Chief Financial Officer, was concurrently a managing director at, and received compensation from, A&M. As a result, Mr. Lowrey was not entitled to any payment from us upon a change in control or termination event.

(3)
Pursuant to the terms of a Change of Control & Retention Agreement, if the executive's employment is terminated for cause or the executive resigns from employment after a change in control event, the executive is not entitled to any severance benefits other than salary earned and vacation accrued up to and including the date of termination.

(4)
Pursuant to the terms of that Employment Agreement, if the executive's employment is terminated by us for cause, by the executive voluntarily (other than within six months after a change in control), or upon the executive's death, the executive is entitled to base salary due through the date of termination and all benefits under our benefit plans and programs in which the employee participates, subject to the terms and conditions of such plans.

With respect to Mr. Arnold, cause is defined as any of the following activities: (i) commission of a crime involving theft, fraud, embezzlement or other felony or otherwise involving dishonesty, in each case with respect to our company, (ii) willful refusal without proper legal cause to perform his duties and responsibilities (with 30 day grace period after notice), (iii) engaging in conduct which would constitute material breach of the employment agreement, our code of ethics, policies or regulations (with 20 day grace period after notice), or engaging in improper conduct which would result in material injury to our company (as determined by the Board of Directors in good faith), (iv) willful misconduct injurious to our company and (v) conduct tending to bring our company into substantial public disgrace or disrepute. Disability is defined as an illness or other disability which prevents the employee from discharging his responsibilities under the employment agreement for a period of 180 consecutive calendar days or for an aggregate of 180 calendar days in any calendar year, all as determined in good faith by the Board of Directors. Voluntary termination is defined as a decision to terminate employment communicated by written notice delivered to our company indicating the specific termination provision relied upon, the facts and circumstances claimed to provide a basis for termination and the specific termination date (which must be within 30 days) if other than the date of receipt of such notice. Change in control is defined as any of the following occurrences: (i) a merger or agreement to merger by which our stockholders own less than 50% of the surviving entity, (ii) our sale, or agreement to sell, all or substantially all of our assets to any other person or entity, (iii) our dissolution, (iv) any third person or entity together with its affiliates (other than CHS and its affiliates or a management buyout of which Mr. Arnold is a member) becomes or publicly announces its intention to become, directly or indirectly, the beneficial owner of at least 50% of our common stock or (v) if individuals appointed or requested by CHS or its affiliates cease to constitute a majority of the individuals on the Board of Directors.

  With respect to Mr. Nigh, Mr. Taylor and Mr. McCourt, cause is defined as any of the following activities: (i) dishonesty, gross negligence or breach of fiduciary duty, (ii) indictment for, conviction of or no contest plea to an act of theft, fraud or embezzlement, (iii) commission of a felony, (iv) material breach of any company policy and (v) substantial and continuing failure to render services in accordance with the employee's obligations (with a 30-day grace period). Change in control is defined as any of the following occurrences: (i) consummation of any sale, exchange, or other disposition of all or substantially all of the assets of our company (including assets of our affiliates) and (ii) the transfer of beneficial ownership of more than 50% of the voting power of issued and outstanding stock by any person or group.

(5)
Pursuant to the terms of that Employment Agreement, if the executive's employment is terminated by us without cause, due to the executive's disability, or by the executive voluntarily within six months after a change in control, the executive is entitled to receive: (1) base salary due through the date of termination; (2) an amount equal to the base salary in effect on the date of termination, payable in equal installments over a period of twelve months and (3) all company semi-monthly or monthly contributions made under our benefit plans and programs in which the employee participates through the date of termination, subject to the terms and conditions of such plans. Group medical benefits for the employee and dependents of the employee on the date of termination are continued for twelve months, with premiums to be paid by the employee at the same rate paid by employees whose employment has not been terminated.

(6)
Pursuant to the terms of a Change of Control & Retention Agreement, if the executive's employment is terminated without cause in connection with a change in control experienced upon or within six months following the change in control, the executive is entitled to receive, in addition to any salary earned and vacation accrued up to and including the date of termination, twelve times the executive's monthly base salary, along with payment of the targeted bonus for the calendar year, payable as a lump sum payment within seven days of the date that the executive executes a waiver and release in favor of the company.

(7)
Pursuant to the terms of a Change in Control Agreement, if the executive's employment is terminated within six months following a Change in Control (as defined in the Change in Control Agreement), the executive is entitled to receive, in addition to any salary earned and vacation accrued up to and including the date of termination, twelve times the executive's monthly base salary, payable monthly over the twelve-month period following the date that the executive executes a waiver and release in favor of us, along with payment of the targeted bonus for the calendar year, payable as a lump sum payment within seven days of such date. Assumes Mr. Taylor's Change in Control Agreement, which was entered into on July 28, 2011, was in place as of December 31, 2010.

Non-Employee Director Compensation and Benefits

The following table summarizes our estimate of the compensation that our non-employee directors earned for services as members of our Board or any committee thereof during 2010, including amounts for meetings through December 31, 2010.

Name	Fees earned or paid in cash ($)(1)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Michael G. Evans	$35,000	–	–	–	–	–	$35,000
Richard E. Goodrich	$35,000	–	–	–	–	–	$35,000

(1)
Reflects annual fees paid to our non-employee directors for their board service during 2010. Other than Messrs. Evans and Goodrich, our non-employee directors did not receive compensation for services as a non-employee director during 2010. See "– Director Compensation" above. See "Certain Relationships and Related Party Transactions" for a description of our management agreement with CHS.

None of our non-executive directors had unexercised option awards (either exercisable or unexercisable) or unvested shares of restricted stock awards at December 31, 2010. Director compensation is reviewed annually by the Compensation Committee and, except as described above, paid quarterly. In addition, directors are reimbursed for their business expenses related to their attendance at board and committee meetings, including room, meals and transportation to and from board and committee meetings (e.g., commercial flights, cars and parking).

Director and Officer Indemnification and Limitation of Liability

Our bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, or DGCL. In addition, our certificate of incorporation will provide that our directors will not be liable for monetary damages for breach of fiduciary duty, except as otherwise provided by Delaware law.

In addition, prior to the consummation of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL. We also intend to enter into an indemnification priority agreement with affiliates of CHS to clarify the priority of advancement of expenses and indemnification obligations among us, our subsidiaries and any of our directors appointed by affiliates of CHS and other related matters.

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Principal and Selling Stockholders

The following table sets forth information as of October 31, 2011 regarding the beneficial ownership of our common stock (1) immediately prior to and (2) as adjusted to give effect to this offering by:

•
each person or group who is known by us to own beneficially more than 5.0% of our outstanding common stock;

•
each of our named executive officers;

•
each of our directors;

•
all of our executive officers and directors as a group; and

•
each selling stockholder.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of October 31, 2011 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership is based on 10,809,987 shares of common stock outstanding prior to the consummation of this offering. Except as disclosed in the notes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Unless otherwise indicated in the table or notes below, the address for each beneficial owner is c/o GSE Holding, Inc., 19103 Gundle Road, Houston, Texas 77073.

	Shares Beneficially Owned Prior to This Offering		Shares To Be Sold in Base Offering	Shares To Be Sold in Over- Allotment Option	Shares Beneficially Owned After This Offering Assuming No Exercise of the Over-Allotment Option		Shares Beneficially Owned After This Offering Assuming Full Exercise of the Over-Allotment Option
Name	Number	Percent	Number	Number	Number	Percent	Number	Percent
5% Stockholders:
Code Hennessy & Simmons LLC(1)	10,743,634	99.4%	3,246,686	1,226,433	7,496,948	44.1%	6,270,515	36.6%
Nadia F. Badawi(2)	666,264	5.8%	191,732	72,428	474,532	2.7%	402,104	2.3%
Executive Officers and Directors:
Mark C. Arnold(3)	108,630	*	—	—	362,111	2.1%	362,111	2.1%
William F. Lacey(4)	—	—	—	—	63,370	*	63,370	*
Charles B. Lowrey	—	—	—	—	—	—	—	—
Gregg Taylor(5)	36,210	*	—	—	57,334	*	57,334	*
Peter R. McCourt(6)	—	—	—	—	63,370	*	63,370	*
Jeffery D. Nigh(7)	—	—	—	—	63,370	*	63,370	*
Ernest C. English(8)	162,945	1.5%	46,891	17,713	116,054	*	98,341	*
Ronald B. Crowell	—	—	—	—	—	—	—	—
Daniel J. Hennessy(9)	10,743,634	99.4%	3,246,686	1,226,433	7,496,948	44.1%	6,270,515	36.6%
Michael G. Evans	4,892	—	—	—	4,892	*	4,892	*
Marcus J. George(9)	10,743,634	99.4%	3,246,686	1,226,433	7,496,948	44.1%	6,270,515	36.6%
Richard E. Goodrich	7,242	*	—	—	7,242	*	7,242	*
Robert C. Griffin	—	—	—	—	—	—	—	—
Charles A. Sorrentino	—	—	—	—	—	—	—	—
All directors and executive officers as a group (14 persons)(10)	11,063,553	99.5%	3,293,577	1,244,146	8,234,692	47.7%	6,990,546	40.2%
Other Selling Stockholders:
Mohamed Ayoub(11)	25,709	*	4,871	1,840	20,838	*	18,998	*
Paul A. Firrell(12)	71,696	*	20,632	7,794	51,064	*	43,270	*
Gerald E. Hersh(13)	172,360	1.6%	26,206	—	146,154	*	146,154	*
James Steinke(14)	186,228	1.7%	47,011	17,759	139,217	*	121,458	*
Randolph Street Partners VI(15)	52,848	*	15,971	6,033	36,877	*	30,844	*

*
Represents beneficial ownership of less than 1% of our outstanding common stock.

(1)
Represents 10,726,004 shares held by Code Hennessy & Simmons IV LP and 17,630 shares held by CHS Associates IV. Code Hennessy & Simmons LLC, or CHS, is the general partner of CHS Associates IV as well as the general partner of CHS Management IV LP, which is the general partner of Code Hennessy & Simmons IV LP. The Investment Committee of CHS exercises sole voting and dispositive powers with respect to the shares of our company held by both Code Hennessy & Simmons IV LP and CHS Associates IV. The members of the Investment Committee are Andrew W. Code, Brian P. Simmons, Daniel J. Hennessy, Thomas J. Formolo, David O. Hawkins, Richard A. Lobo and Steven R. Brown, whom we collectively refer to as the Investment Committee Members. Each of the Investment Committee Members disclaims beneficial ownership of the shares held by Code Hennessy & Simmons IV LP and CHS Associates IV, except to the extent of a pecuniary interest therein. The address for each of the Investment Committee Members is c/o Code Hennessy & Simmons LLC, 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

(2)
Represents options to purchase 333,132 shares of our common stock owned by Nadia F. Badawi and options to purchase 333,132 shares of our common stock owned by Nadia F. Badawi, as trustee of the non-exempt marital trust.

(3)
Represents options to purchase 108,630 shares of our common stock. "Shares Beneficially Owned Prior to This Offering" excludes 253,481 shares of our common stock to be issued immediately prior to the closing of this offering to Mr. Arnold pursuant to a bonus letter agreement. See "Executive Compensation – Compensation Discussion and Analysis – Bonus Letter Agreements."

(4)
"Shares Beneficially Owned Prior to This Offering" excludes 63,370 shares of our common stock to be issued immediately prior to the closing of this offering to Mr. Lacey pursuant to a bonus letter agreement. See "Executive Compensation – Compensation Discussion and Analysis – Bonus Letter Agreements."

(5)
Represents options to purchase 36,210 shares of our common stock. "Shares Beneficially Owned Prior to This Offering" excludes 21,124 shares of our common stock to be issued immediately prior to the closing of this offering to Mr. Taylor pursuant to a bonus letter agreement. See "Executive Compensation – Compensation Discussion and Analysis – Bonus Letter Agreements."

(6)
"Shares Beneficially Owned Prior to This Offering" excludes 63,370 shares of our common stock to be issued immediately prior to the closing of this offering to Mr. McCourt pursuant to a bonus letter agreement. See "Executive Compensation – Compensation Discussion and Analysis – Bonus Letter Agreements."

(7)
"Shares Beneficially Owned Prior to This Offering" excludes 63,370 shares of our common stock to be issued immediately prior to the closing of this offering to Mr. Nigh pursuant to a bonus letter agreement. See "Executive Compensation – Compensation Discussion and Analysis – Bonus Letter Agreements."

(8)
Represents options to purchase 162,945 shares of our common stock.

(9)
Mr. Hennessy and Mr. George are partners of CHS. CHS is the general partner of CHS Associates IV as well as the general partner of CHS Management IV LP, which is the general partner of Code Hennessy & Simmons IV LP. Each of Mr. Hennessy and Mr. George disclaims beneficial ownership of the shares held by Code Hennessy & Simmons IV LP and CHS Associates IV. The address for Mr. Hennessy and Mr. George is c/o Code Hennessy & Simmons LLC, 10 South Wacker Driver, Suite 3175, Chicago, Illinois 60606.

(10)
Includes shares for which the following directors have disclaimed beneficial ownership: Mr. Hennessy and Mr. George. See note (9) above. "Shares Beneficially Owned Prior to This Offering" excludes 464,715 shares of our common stock to be issued immediately prior to the closing of this offering to certain executive officers pursuant to bonus letter agreements. See notes (3), (4), (5), (6) and (7) above.

(11)
Represents options to purchase 25,709 shares of our common stock.

(12)
Represents options to purchase 71,696 shares of our common stock.

(13)
Represents options to purchase 172,360 shares of our common stock.

(14)
Represents options to purchase 186,228 shares of our common stock.

(15)
The Investment Committee of Randolph Street Partners VI exercises sole voting and dispositive powers with respect to the shares of our company held by Randolph Street Partners VI. The members of the Investment Committee are Kevin R. Evanich, P.C. and Jack S. Levin, P.C., whom we collectively refer to as the Investment Committee Members. Each of the Investment Committee Members disclaims beneficial ownership of the shares held by Randolph Street Partners VI, except to the extent of a pecuniary interest therein. The address for Randolph Street Partners VI and each of the Investment Committee Members is 300 North LaSalle, Chicago, Illinois 60654.

Certain Relationships and Related Party Transactions

Review and Approval of Transactions with Related Persons

In connection with this offering we will adopt a written policy and procedure that prior to any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships, including any indebtedness or guarantee of indebtedness, between us or any of our subsidiaries and a Related Person (as defined below) where the aggregate amount involved is expected to exceed $120,000 in any calendar year and the applicable Related Person had or will have a direct or indirect material interest, each, a Related Person Transaction, the Audit Committee must review the material facts of any Related Person Transaction and approve such transaction. If advance approval is not feasible, then the Audit Committee must ratify the Related Person Transaction at its next regularly scheduled meeting or the transaction must be rescinded.

In considering whether to approve or ratify any Related Person Transaction, the Audit Committee shall consider all factors relevant to the Related Person Transaction, including, without limitation, the following:

•
the extent and nature of the Related Person's interest in the Related Person Transaction;

•
if applicable, the availability of comparable products or services from unaffiliated third parties;

•
whether the terms of the Related Person Transaction are no less favorable than terms generally available in transactions with unaffiliated third parties under like circumstances;

•
the benefit to us; and

•
the aggregate value of the Related Person Transaction.

For purposes of this policy and procedure, "Related Person" means: (i) any person who is or was an executive officer, director or nominee for election as a director (since the beginning of the last fiscal year); (ii) any person or group who is a greater than 5% beneficial owner of our voting securities; or (iii) any immediate family member of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is an executive officer, a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest in such entity.

Transactions with Related Persons that are not classified as Related Person Transactions by our policy, and thus not subject to its review and approval requirements, may still need to be disclosed if required by the applicable securities laws, rules and regulations.

Other than compensation agreements and other arrangements which are described in "Executive Compensation" and the transactions described below, since January 1, 2008, we have not been a party to any Related Person Transaction.

Management Agreement

In connection with the Acquisition, we entered into a management agreement, or the Management Agreement, with CHS Management IV LP, a limited partnership (i) of which CHS is the general partner and (ii) which is the general partner of CHS IV, or CHS Management. Pursuant to the Management Agreement, CHS Management provides certain financial and management consulting services to us. In consideration of those services we pay fees to CHS Management in an aggregate annual amount of $2.0 million, payable in equal monthly installments. We also agreed to reimburse

CHS Management for its reasonable travel and other out-of-pocket fees and expenses. We also provide customary indemnification to CHS Management. Under the Management Agreement, we will pay CHS Management a fee equal to 5% of any additional proceeds of our capital stock purchased from time to time by CHS Management or its affiliates. The management fee is subordinated to the prior payment in full of principal, interest and premium and all fees and other amounts due and owing under our Senior Secured Credit Facilities, but we may pay the management fee at all times except during certain events of default under our Senior Secured Credit Facilities. In the event any portion of the management fee is not paid, such amount will accrue and become due and payable in the next month when payment is permitted.

The Management Agreement was amended in connection with the Refinancing Transactions on May 27, 2011 and is automatically renewable on a year-to-year basis unless any party gives at least 30 days' prior written notice of non-renewal. Under this agreement, we paid CHS Management $2.0 million during each of the years ended December 31, 2008, 2009 and 2010 and $1.5 million during the nine months ended September 30, 2011. In addition, upon the closing of our Senior Secured Credit Facilities in May 2011, we paid CHS Management a one-time fee of $2.0 million for its services in connection with such transaction. In connection with this offering, we plan to pay CHS Management a one-time payment of $3.0 million in connection with terminating the Management Agreement.

Consulting Fees

During the fourth quarter of 2009, we engaged Alvarez & Marsal Private Equity Performance Improvement Group, LLC, an independent consulting firm that specializes in private equity portfolio company performance improvement. During the engagement, personnel from the consulting firm functioned in several interim management roles for our company, including, but not limited to, Chief Financial Officer and Vice President of Operations. Mr. Lowrey, our former Interim Senior Vice President and Chief Financial Officer, was concurrently a managing director at the consulting firm. We paid the consulting firm retainer fees in the amount of $2.8 million during the year ended December 31, 2010 and $2.1 million during the nine months ended September 30, 2011. During 2010, we also paid the consulting firm a success fee of $9.8 million for our company having achieved agreed upon performance improvements.

Employment Agreements

We have entered into employment agreements with certain of our executive officers. For more information regarding these agreements, see "Executive Compensation – Compensation Discussion and Analysis – Compensation Tables – Employment Agreements."

We have also entered into bonus letter agreements with certain of our named executive officers. See "Executive Compensation – Compensation Discussion and Analysis – Bonus Letter Agreements."

Stock Options

Certain stock options granted to our named executive officers are described in "Executive Compensation – Compensation Discussion and Analysis — Equity Incentives." Certain stock options granted to our non-employee directors are described in "Executive Compensation – Compensation Discussion and Analysis – Non-Employee Director Compensation and Benefits."

Indemnification Agreements

Prior to the consummation of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements and the indemnification provisions included in our certificate of incorporation and bylaws, to be effective upon the consummation of this offering, will require us to indemnify our executive officers and directors to the fullest extent permitted under the DGCL. See "Executive Compensation – Compensation Discussion and Analysis – Director and Officer Indemnification and Limitation of Liability."

Corporate Opportunity

See "Description of Capital Stock – Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our Bylaws and Delaware Law – Corporate Opportunity."

 Description of Capital Stock

The following is a description of the material terms of our certificate of incorporation and bylaws as in effect upon consummation of this offering. The following description may not contain all of the information that is important to you. To understand the material terms of our common stock, you should read our certificate of incorporation and bylaws, copies of which are or will be filed with the SEC as exhibits to the registration statement, of which this prospectus is a part.

Authorized Capitalization

Our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. On September 30, 2011 we had 10,809,987 shares of common stock outstanding, held of record by approximately ten stockholders. Based upon (1) 10,809,987 shares of our common stock outstanding as of September 30, 2011, (2) the issuance of 5,400,000 shares of common stock in this offering, (3) the issuance of 464,715 shares of common stock to certain of our executive officers pursuant to bonus letter agreements and (4) the issuance of 337,343 shares of common stock pursuant to the exercise of vested options by certain selling stockholders for the purpose of selling such shares in this offering, there will be 17,012,045 shares of our common stock outstanding upon consummation of this offering, and no shares of preferred stock will be outstanding.

Common Stock

Voting Rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Subject to any rights that may be applicable to any then outstanding preferred stock, our common stock votes as a single class on all matters relating to the election and removal of directors on our Board of Directors and as provided by law. Holders of our common stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our Board of Directors and as otherwise provided in our certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of the election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the shares present in person or by proxy at the meeting and entitled to vote on the election of directors.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our Board of Directors out of legally available funds. Because we are a holding company, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. See "Description of Certain Indebtedness" and "Dividend Policy."

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Holders of our common stock have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

Our certificate of incorporation authorizes our Board of Directors to provide for the issuance of shares of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any preferred stock.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our Bylaws and Delaware Law

Some provisions of Delaware law and our certificate of incorporation and our bylaws, as will be in effect upon consummation of this offering, contain provisions that could have the effect of delaying, deterring or preventing another party from acquiring or seeking to acquire control of us. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage anyone seeking to acquire control of us to negotiate first with our Board of Directors. However, these provisions may also delay, deter or prevent a change in control or other takeover of our company that our stockholders might consider to be in their best interests, including transactions that might result in a premium being paid over the market price of our common stock and also may limit the price that investors are willing to pay in the future for our common stock. These provisions may also have the effect of preventing changes in our management.

Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws include anti-takeover provisions that:

•
authorize our Board of Directors, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, and with respect to each series, to fix the number of shares constituting that series and establish the rights and other terms of that series;

•
require that, at any time CHS does not own at least 10% of our then outstanding common stock, actions to be taken by our stockholders may be taken only at an annual or special meeting of our stockholders and not by written consent (at any time CHS owns at least 10% of our then outstanding common stock, stockholder action may be taken by written consent);

•
specify that special meetings of our stockholders can be called only by our Board of Directors, the chairman of our Board of Directors or our chief executive officer and president or by CHS at any time CHS owns at least 10% of our then outstanding common stock;

•
establish advance notice procedures for stockholders to submit nominations of candidates for election to our Board of Directors and other proposals to be brought before a stockholders meeting (however, at any time CHS owns at least 10% of our then outstanding common stock, such advance notice procedures will not apply to it);

•
provide that our bylaws may be amended by our Board of Directors without stockholder approval;

•
allow our directors to establish the size of the Board of Directors by action of the Board;

•
provide that vacancies on our Board of Directors or newly created directorships resulting from an increase in the number of our directors may be filled only by a majority of directors then in office, even though less than a quorum;

•
do not give the holders of our common stock cumulative voting rights with respect to the election of directors; and

•
prohibit us from engaging in certain business combinations with any "interested stockholder" (as defined below) unless specified conditions are satisfied as described below under "– Business Combinations."

Business Combinations

We have opted out of Section 203 of the DGCL, which regulates corporate takeovers. However, our certificate of incorporation contains provisions that are similar to Section 203 of the DGCL. Specifically, our certificate of incorporation provides that we may not engage in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the person became an interested stockholder, unless:

•
prior to the time that person became an interested stockholder, our Board of Directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder;

•
upon consummation of the transaction which resulted in the person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding certain shares; or

•
at or subsequent to the time the person became an interested stockholder, the business combination is approved by the Board of Directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, consolidation, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an interested stockholder is a person who, together with that person's affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock. However, in the case of our company, CHS and any of its respective permitted transferees receiving 15% or more of our voting stock, such stockholders will not be deemed to be interested stockholders regardless of the percentage of our voting stock owned by them. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Corporate Opportunity

Our certificate of incorporation provides that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may be from time to time presented to CHS or any of its affiliates (other than us and our subsidiaries), subsidiaries, officers, directors, agents, stockholders, members, partners and employees and that may be a business opportunity for CHS, even if the opportunity is one that we or our subsidiaries might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. No such person will be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person, acting in good faith, pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us unless, in the case of any such person who is our director or officer, any such business opportunity is expressly offered to such director or officer solely in his or her capacity as our director or officer. CHS has no duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries.

These provisions will continue to apply with respect to CHS until the date on which no person who is our director or officer is also a director, officer, member, partner or employee of CHS or its affiliates (other than us and our subsidiaries).

Choice of Forum

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL; any action regarding our certificate of incorporation or our bylaws; and any action asserting a claim against us that is governed by the internal affairs doctrine.

Amendments

Amendments to our certificate of incorporation require the affirmative vote of the holders of at least 66 2/3% of our then outstanding common stock; provided, however, that at any time CHS owns at least 10% of our then outstanding common stock and wants to amend our certificate of incorporation, such amendment requires the affirmative vote of the holders of at least a majority of our then outstanding common stock.

Our bylaws may be amended by the affirmative vote of our directors or the holders of at least 66 2/3% of our then outstanding common stock; provided, however, that at any time CHS owns at least 10% of our then outstanding common stock and wants to amend our bylaws, such amendment requires the affirmative vote of the holders of at least a majority of our then outstanding common stock.

Listing

We have applied to have our common stock listed on the New York Stock Exchange under the symbol "GSE".

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC.

Shares Available for Future Sale

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.

Sale of Restricted Shares

Upon consummation of this offering, we will have 17,012,045 shares of common stock outstanding. Of these shares of common stock, the 9,000,000 shares of common stock being sold in this offering, plus any shares sold by the selling stockholders upon exercise of the underwriters' option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an "affiliate" of ours, as that term is defined in Rule 144 under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining 8,012,045 shares of common stock held by our existing stockholders upon consummation of this offering (assuming no exercise of the underwriters' option to purchase additional shares) will be "restricted securities," as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and 701 under the Securities Act, which rules are summarized below. These remaining shares of common stock held by our existing stockholders upon consummation of this offering will be available for sale in the public market after the expiration of the lock-up agreements described below as follows.

Number of Shares and % of Total Outstanding	Date Available for Sale Into Public Market
0 shares or 0%	On the date of this prospectus
0 shares or 0%	Up to and including 180 days after the date of this prospectus
8,012,045 shares or 47%	More than 180 days after the date of this prospectus, of which 7,973,797 shares, or 99%, are subject to volume, manner of sale and other limitations under Rule 144.

Lock-up Agreements

We, each of our officers and directors, substantially all of our stockholders and participants in the directed share program will be subject to lock-up agreements with the underwriters that will restrict the sales of the shares of our common stock held by them for 180 days, subject to certain exceptions, including the shares of common stock being sold in this offering. See "Underwriting (Conflicts of Interest)."

Rule 144

The SEC adopted amendments to Rule 144 which became effective on February 15, 2008. Under these amendments, persons who became the beneficial owner of shares of our common stock prior to the consummation of this offering may not sell their shares until the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, and have filed all required reports for at least 90 days prior to the date of the sale, or (2) a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period only a number of shares of common stock that does not exceed the greater of either of the following:

•
1% of the number of shares of our common stock then outstanding, which will equal approximately 170,120 shares immediately after this offering, based on the number of shares of our common stock anticipated to be outstanding upon the consummation of this offering; or

•
the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, subject to the lock-up agreements discussed above, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Stock Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under the 2004 Stock Option Plan and 2011 Plan. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up agreements described above.

Registration Rights

Upon consummation of this offering, the holders of 6,314,862 shares of common stock and 830,325 shares of common stock issuable upon the exercise of outstanding options, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See "Management – Registration Agreement."

 Material U.S. Federal Income Tax Considerations for Non-U.S. Holders

The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder that purchases shares of our common stock in this offering. For purposes of this summary, a "non-U.S. holder" means a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•
a nonresident alien individual;

•
a foreign corporation (or entity treated as a foreign corporation for U.S. federal income tax purposes); or

•
a foreign estate or foreign trust.

In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership holding our common stock, then you should consult your own tax advisor.

This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not alter significantly the tax considerations that we describe in this summary. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, which we refer to as the IRS, with respect to statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This summary does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with federal taxes other than the U.S. federal income tax or with non-U.S., state or local tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

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U.S. expatriates;

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controlled foreign corporations;

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passive foreign investment companies; and

•
investors in pass-through entities that are subject to special treatment under the Code.

Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary applies only to a non-U.S. holder that holds our common stock as a capital asset (within the meaning of Section 1221 of the Code).

If you are considering the purchase of our common stock, you should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax law or under the laws of any other taxing jurisdiction.

Dividends

As described in "Dividend Policy" above, we do not currently anticipate paying dividends. In the event that we do make a distribution of cash or property (other than certain stock distributions) with respect to our common stock (or certain redemptions that are treated as distributions with respect to common stock), any such distributions will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are generally attributable to a United States permanent establishment, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate ordinary income tax rates. Certain certification and disclosure requirements, including delivery to the withholding agent of a properly executed IRS Form W-8ECI (or other applicable form), must be satisfied for effectively connected income to be exempt from withholding. Any such dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business within the United States may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of such share of common stock that is taxed to you as described below in "– Gain on Disposition of Common Stock." Your adjusted tax basis is generally the purchase price of such shares, reduced by the amount of any such tax-free returns of capital.

If you wish to claim the benefit of an applicable treaty rate to avoid or reduce withholding of U.S. federal income tax for dividends, then you must (a) provide the withholding agent with a properly completed IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that act as intermediaries (including partnerships).

If you are eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty, then you may obtain a refund or credit of any excess amounts withheld by filing timely an appropriate claim with the IRS.

Gain on Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

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the gain is effectively connected with a trade or business you conduct in the United States, and, in cases in which certain tax treaties apply, is attributable to a United States permanent establishment;

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you are an individual and you are present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition, and certain other conditions are met; or

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we are or have been during a specified testing period a "U.S. real property holding corporation" for U.S. federal income tax purposes, and certain other conditions are met.

If you are an individual described in the first bullet point above, you will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates or such lower rate as specified by an applicable income tax treaty. If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States). If you are a foreign corporation described in the first bullet point above, you will be subject to tax on your gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

Generally, we will be a "United States real property holding corporation" if the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market values of our worldwide real property interests and other assets used or held for use in a trade or business, all as determined under applicable U.S. Treasury regulations. We believe that we have not been and are not a "U.S. real property holding corporation" for U.S. federal income tax purposes. Although we do not anticipate it based on our current business plans and operations, we may become a "U.S. real property holding corporation" in the future. If we have been or were to become a "U.S. real property holding corporation," a non-U.S. holder might be subject to U.S. federal income tax (but not the branch profits tax) with respect to gain realized on the disposition of our common stock. However, such gain would not be subject to U.S. federal income or withholding tax if (1) our common stock is regularly traded on an established securities market and (2) the non-U.S. holder disposing of our common stock did not own, actually or constructively, at any time during the five-year period preceding the disposition, more than 5% of the value of our common stock.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident.

In addition, you may be subject to information reporting requirements and backup withholding tax (currently at a rate of 28%) with respect to dividends paid on, and the proceeds of disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

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If the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding tax and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

•
If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections, or a U.S.-related person, information reporting and backup withholding tax generally will not apply.

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If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding tax), unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person.

Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

New Legislation Relating to Foreign Accounts

Recently enacted legislation may impose withholding taxes on certain types of payments made to "foreign financial institutions" and certain other non-U.S. entities after December 31, 2012. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution unless the foreign financial institution enters into an agreement with the U.S. Treasury to, among other things, undertake to identify accounts held by certain U.S. persons (including certain equity and debt holders of such institutions) or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, the legislation imposes a 30% withholding tax on the same types of payments to a foreign non-financial entity unless the entity certifies that it does not have any substantial U.S. owners (which generally includes any U.S. person who directly or indirectly own more than 10% of the entity) or furnishes identifying information regarding each substantial U.S. owner. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such taxes, and a non-U.S. holder might be required to file a United States federal income tax return to claim such refunds or credits. Prospective purchasers of our common stock should consult their tax advisors regarding this legislation.

THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. PROSPECTIVE PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

Underwriting

Subject to the terms and conditions set forth in the underwriting agreement by and among us, the selling stockholders and Oppenheimer & Co. Inc. and FBR Capital Markets & Co., as representatives of the underwriters, we and the selling stockholders have agreed to sell to the underwriters and the underwriters have severally agreed to purchase from us and the selling stockholders, the number of shares of common stock indicated in the table below:

Underwriters	Number of Shares
Oppenheimer & Co. Inc.
FBR Capital Markets & Co.
William Blair & Company L.L.C.
BMO Capital Markets Corp.
Macquarie Capital (USA) Inc.

Total	9,000,000

Oppenheimer & Co. Inc. and FBR Capital Markets & Co. are acting as joint book-running managers of this offering and Oppenheimer & Co. Inc. and FBR Capital Markets & Co. are acting as representatives of the underwriters named above.

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers' certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares, other than those shares subject to the underwriters' over-allotment option, if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. We and the selling stockholders have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that they currently intend to make a market in our common stock. However, the underwriters are not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for our common stock.

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not expect sales to accounts over which they have discretionary authority to exceed 5% of the shares of common stock being offered.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $            per share. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $            per share to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discount that we and the selling stockholders are to pay the underwriters and the proceeds, before expenses, to us and the selling stockholders in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

	Per Share		Total
	Without Over-Allotment Option	With Over-Allotment Option	Without Over-Allotment Option	With Over-Allotment Option
Public offering price	$	$	$	$
Underwriting discount paid by us
Proceeds to us, before expenses
Underwriting discount paid by the selling stockholders
Proceeds to the selling stockholders, before expenses

We estimate expenses payable by us in connection with this offering, other than the underwriting discount referred to above, will be approximately $2,500,000.

Determination of Offering Price

Prior to the offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Listing

We have applied to list our common stock on The New York Stock Exchange under the trading symbol "GSE".

Over-Allotment Option

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,350,000 additional shares of common stock from the selling stockholders at the public offering price set forth on the cover page of this prospectus, less the underwriting discount, solely to cover over-allotments, if any. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter's initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, each of our officers and directors, substantially all of our stockholders and participants in the directed share program have agreed that, without the prior written consent of Oppenheimer & Co. Inc., we and they will not directly or indirectly:

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offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could reasonably be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, or

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enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock (other than in connection with this offering), or

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make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of our common stock or securities convertible into or exercisable or exchangeable for our common stock or any other securities, or

•
publicly disclose the intention to do any of the foregoing, in each case, for a period commencing on the date hereof and ending on the 180th day after the date of this prospectus.

The foregoing restrictions do not apply to (i) bona fide gifts, sales, transfers or other dispositions of shares of our common stock to affiliates and family members, (ii) transfers by will or intestacy, (iii) the exercise of an option to purchase shares of common stock granted on or prior to the date of this prospectus, (iv) transactions relating to shares of our common stock or other securities acquired in open market transactions, block purchases or pursuant to a public offering, (v) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act or (vi) the sale of shares of our common stock to the underwriters pursuant to the terms of the underwriting agreement, provided that, in the case of each of the foregoing clauses (i) and (ii), the transferee agrees to be subject to the same restrictions.

The 180-day restricted period described in the preceding paragraph will be extended if:

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during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•
prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by Oppenheimer & Co. Inc. Oppenheimer & Co. Inc. may, in its sole discretion, release all or any portion of the shares of common stock subject to lock-up agreements.

As described below in "– Directed Share Program," any participants in the Directed Share Program shall be subject to a 180-day lock up with respect to any shares sold to them pursuant to that program. This lock up will have similar restrictions and an identical extension provision as the lock-up agreement described above.

Stabilization

The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in transactions, including over-allotment, stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. "Covered" short sales are sales made in an amount not greater than the underwriters' over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. A stabilizing bid is a bid for the purchase of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the notes originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

None of we, the selling stockholders or any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters' web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to 450,000 shares of our common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing shares in the offering. The number of shares of common stock available for sale to the general public in the offering will be reduced to the extent these persons purchase the directed shares in the program. Any directed shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. Each person buying shares through the directed share program has agreed that, for a period of 180 days from the date of this prospectus, he or she will not, without the prior written consent of Oppenheimer & Co. Inc., dispose of or hedge any common stock or any securities convertible into or exchangeable for common stock with respect to shares purchased in the program. For those participants who have entered into lock-up agreements as contemplated above, the lock-up agreements contemplated therein shall govern with respect to their purchases of shares of our common stock in the program. Oppenheimer & Co. Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the directed shares.

Affiliations

The underwriters or their affiliates may from time to time in the future provide investment banking, commercial lending and financial advisory services to us and our affiliates in the ordinary course of business. The underwriters and their affiliates, as applicable, will receive customary compensation and reimbursement of expenses in connection with such services. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Notice to Investors

The shares of common stock are being offered for sale only in those jurisdictions where it is lawful to make such offers. The distribution of this prospectus and the offering or sale of the shares of common stock in some jurisdictions may be restricted by law. Persons into whose possession this prospectus comes are required by us and the underwriters to inform themselves about and to observe any applicable restrictions. This prospectus may not be used for or in connection with an offer or solicitation by any person in any jurisdiction in which that offer or solicitation is not authorized or to any person to whom it is unlawful to make that offer or solicitation.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, each of which we refer to as a Relevant Member State, including each Relevant Member State that has implemented amendments to Article 3(2) of the Prospectus Directive with regard to persons to whom an offer of securities is addressed and the denomination per unit of the offer of securities, each of which we refer to as an Early Implementing Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, no offer of shares of our common stock offered hereby will be made in this offering to the public in that Relevant Member State (other than offers, which we refer to as Permitted Public Offers where a prospectus will be published in relation to the shares of our common stock offered hereby that has been approved by the competent authority in a Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive), except that with effect from and including that Relevant Implementation Date, offers of shares of our common stock offered hereby may be made to the public in that Relevant Member State at any time:

(a)
to "qualified investors," as defined in the Prospectus Directive, including:

(i)
(in the case of Relevant Member States other than Early Implementing Member States), legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, or any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43.0 million and (iii) an annual net turnover of more than €50.0 million as shown in its last annual or consolidated accounts; or

(ii)
(in the case of Early Implementing Member States), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognized as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non-professional clients; or

(b)
to fewer than 100 (or, in the case of Early Implementing Member States, 150) natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive) subject to obtaining the prior consent of the book-running mangers for any such offer; or

(c)
in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares of our common stock offered hereby shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or of a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares of our common stock offered hereby or to whom any offer is made under this offering will be deemed to have represented, acknowledged and agreed to and with each book-running manager that (A) it is a "qualified investor," and (B) in the case of any shares of our common stock offered hereby acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (x) the shares of our common stock offered hereby acquired by it in this offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than "qualified investors" as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale, or (y) where shares of our common stock offered hereby have been acquired by it on behalf of persons in any Relevant Member State other than "qualified investors" as defined in the Prospectus Directive, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purpose of the above provisions, the expression "an offer to the public" in relation to any shares of our common stock offered hereby in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer of any such shares to be offered so as to enable an investor to decide to purchase any such shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (including that Directive as amended, in the case of Early Implementing Member States) and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

This prospectus is only being distributed to and is only directed at persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Director that are also (i) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, and/or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons").

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom who is not a relevant person should not act or rely on this document or any of its contents.

Each underwriter has represented, warranted and agreed that:

(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or the FSMA) received by it in connection with the issue or sale of the Shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)
it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Germany

Any offer or solicitation of securities within Germany must be in full compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz – WpPG). The offer and solicitation of securities to the public in Germany requires the publication of a prospectus that has to be filed with and approved by the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht – BaFin). This prospectus has not been and will not be submitted for filing and approval to the BaFin and, consequently, will not be published. Therefore, this prospectus does not constitute a public offer under the German Securities Prospectus Act (Wertpapierprospektgesetz). This prospectus and any other document relating to our common stock, as well as any information contained therein, must therefore not be supplied to the public in Germany or used in connection with any offer for subscription of our common stock to the public in Germany, any public marketing of our common stock or any public solicitation for offers to subscribe for or otherwise acquire our common stock. This prospectus and other offering materials relating to the offer of our common stock are strictly confidential and may not be distributed to any person or entity other than the designated recipients hereof.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, us or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINM, or FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of this prospectus or any document, other than (i) to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) or (iv) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong). No advertisement, invitation or document relating to our securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Israel

In the State of Israel, the securities offered hereby may not be offered to any person or entity other than the following:

(a)
a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

(b)
a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

(c)
an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or from the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(d)
a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(e)
a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

(f)
a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(g)
an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

(h)
a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

(i)
an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

(j)
an entity, other than an entity formed for the purpose of purchasing securities in this offering, in which the stockholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the securities offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

Singapore

This document has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore and in Singapore, the offer and sale of our securities is made pursuant to exemptions provided in sections 274 and 275 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be issued, circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person as defined under Section 275(2) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions (if any) set forth in the SFA. Moreover, this document is not a prospectus as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. Prospective investors in Singapore should consider carefully whether an investment in our securities is suitable for them.

Where our securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)
a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except:

(1)
to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

(2)
where no consideration is given for the transfer; or

(3)
where the transfer is by operation of law.

In addition, investors in Singapore should note that the securities acquired by them are subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their securities.

 Legal Matters

The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of a limited partnership that owns approximately 0.5% of our common stock. Kirkland & Ellis LLP represents entities affiliated with CHS and its affiliates in connection with legal matters. The underwriters have been represented by White & Case LLP, New York, New York.

Experts

The consolidated financial statements and schedule as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 included in this prospectus have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 with the SEC for the shares of common stock we and the selling stockholders are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, orders, agreements or other documents, you should refer to the exhibits attached to the registration statement for copies of the actual contract, order, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read, inspect without charge and obtain a copy of the registration statement or any of our other materials we file or filed with the SEC at the SEC's Public Reference Room free of charge at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain copies of the documents at prescribed rates by contacting the SEC's Public Reference Room at (202) 551-8090. Please call the SEC, at its toll-free number at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information that we file electronically with the SEC.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
GSE Holding, Inc.
Houston, Texas

We have audited the accompanying consolidated balance sheets of GSE Holding, Inc. as of December 31, 2010 and 2009 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. In connection with our audits of the financial statements, we have also audited the financial statement schedule listed in the accompanying index. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GSE Holding, Inc. at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As described in Note 3, the Company restated its previously issued financial statements to correct an error related to its accounting for inventory. As a result of this restatement, inventory as of December 31, 2010 and 2009 was reduced by $2,144,000 and $3,652,000, respectively, and net loss for the years ended December 31, 2010, 2009 and 2008 was increased by $360,000, $2,595,000, and $729,000, respectively.

/s/ BDO USA, LLP
Houston, TX

July 8, 2011 (except for Note 3, as to which the date is October 19, 2011, Notes 2 and 18, as to which the date is November 10, 2011 and Note 19, which is as of November 23, 2011)

GSE Holding, Inc.
Consolidated Balance Sheets
(In thousands, except share amounts)

	December 31,
	2010	2009
	(Restated)	(Restated)
ASSETS
Current assets:
Cash and cash equivalents	$15,184	$20,814
Accounts receivable:
Trade, net of allowance for doubtful accounts of $1,932 and $3,655	69,661	48,822
Other	5,420	1,792
Inventory, net	53,876	35,625
Deferred income taxes	1,812	2,330
Prepaid expenses and other	4,942	2,509
Income taxes receivable	540	2,484

Total current assets	151,435	114,376
Property, plant and equipment, net of accumulated depreciation	57,350	68,201
Goodwill	58,895	60,970
Intangible assets, net	4,121	6,683
Deferred income taxes	2,245	472
Other assets	2,261	3,656

TOTAL ASSETS	$276,307	$254,358

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$32,566	$20,212
Accrued liabilities and other	24,825	18,493
Short-term debt	4,380	442
Current portion of long-term debt	3,317	3,167
Income taxes payable	144	204
Deferred income taxes	242	573

Total current liabilities	65,474	43,091
Other liabilities	1,088	1,118
Deferred income taxes	2,347	3,302
Long-term debt, net of current portion	174,632	152,240

Total liabilities	243,541	199,751

Commitments and Contingencies
Stockholders' equity:
Common stock, $.01 par value, 13,397,700 shares authorized, 10,809,987 shares issued and outstanding	30	30
Additional paid-in capital	61,410	61,343
Accumulated deficit	(30,409)	(13,662)
Accumulated other comprehensive income	1,735	5,637

Total GSE Holding, Inc. stockholders' equity	32,766	53,348
Non-controlling interest in consolidated subsidiaries	–	1,259

Total stockholders' equity	32,766	54,607

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$276,307	$254,358

The accompanying notes are an integral part of these consolidated financial statements.

GSE Holding, Inc.
Consolidated Statements of Operations
(In thousands, except per share amounts)

	Year Ended December 31,
	2010	2009	2008
	(Restated)	(Restated)	(Restated)
Sales	$342,783	$291,199	$408,995
Cost of products	298,900	258,037	357,010

Gross profit	43,883	33,162	51,985
Selling, general and administrative expenses	40,078	31,776	27,407
Amortization of intangibles	2,284	2,619	3,044

Operating income	1,521	(1,233)	21,534
Other expenses (income):
Interest expense, net of interest income	19,454	19,188	20,819
Foreign currency transaction (gain) loss	(1,386)	375	(413)
Change in fair value of derivatives	59	210	(2,682)
Other income, net	(2,193)	(3,031)	(690)

(Loss) income from continuing operations before income taxes	(14,413)	(17,975)	4,500
Income tax (benefit) provision	(2,069)	(4,537)	6,414

Loss from continuing operations	(12,344)	(13,438)	(1,914)
Loss from discontinued operations, net of income taxes	(4,428)	(2,846)	(746)

Net loss	(16,772)	(16,284)	(2,660)
Non-controlling interest in consolidated subsidiary	25	(51)	14

Net loss attributable to GSE Holding, Inc.	$(16,747)	$(16,335)	$(2,646)

Basic and diluted net loss per common share:
Continuing operations	$(1.14)	$(1.24)	$(0.18)
Discontinued operations	(0.41)	(0.27)	(0.07)

	$(1.55)	$(1.51)	$(0.25)

Weighted-average common shares outstanding, basic and diluted	10,810	10,810	10,810

The accompanying notes are an integral part of these consolidated financial statements.

GSE Holding, Inc.
Consolidated Statements of Stockholders' Equity
(In thousands)
(As Restated)

	Common Stock				Accumulated Other Comprehensive Income
			Additional Paid-In Capital	Retained Earnings (Deficit)		Non-Controlling Interest
	Shares	Amount					Total
Balance at December 31, 2007, as previously reported	10,809,987	$30	$60,865	$5,647	$8,664	$1,506	$76,712
Prior period adjustment	–	–	–	(328)	–	–	(328)

Balance at December 31, 2007	10,809,987	30	60,865	5,319	8,664	1,506	76,384
Comprehensive income (loss):
Net loss attributable to GSE Holding, Inc.	–	–	–	(2,646)	–	–	(2,646)
Non-controlling interest in consolidated subsidiaries	–	–	–	–	–	(117)	(117)
Foreign currency translation adjustment	–	–	–	–	(4,777)	–	(4,777)

Total comprehensive loss							(7,540)
Dividends paid to non-controlling interests	–	–	–	–	–	(270)	(270)
Stock-based compensation	–	–	450	–	–	–	450

Balance at December 31, 2008	10,809,987	30	61,315	2,673	3,887	1,119	69,024
Comprehensive income (loss):
Net loss attributable to GSE Holding, Inc.	–	–	–	(16,335)	–	–	(16,335)
Non-controlling interest in consolidated subsidiaries	–	–	–	–	–	140	140
Foreign currency translation adjustment	–	–	–	–	1,750	–	1,750

Total comprehensive loss							(14,445)
Stock-based compensation	–	–	28	–	–	–	28

Balance at December 31, 2009	10,809,987	30	61,343	(13,662)	5,637	1,259	54,607
Comprehensive income (loss):
Net loss attributable to GSE Holding, Inc.	–	–	–	(16,747)	–	–	(16,747)
Non-controlling interest in consolidated subsidiaries	–	–	–	–	–	52	52
Foreign currency translation adjustment	–	–	–	–	(3,902)	–	(3,902)

Total comprehensive loss							(20,597)
Disposition of non-controlling interest in consolidated subsidiaries	–	–	–	–	–	(1,311)	(1,311)
Stock-based compensation	–	–	67	–	–	–	67

Balance at December 31, 2010	10,809,987	$30	$61,410	$(30,409)	$1,735	$–	$32,766

The accompanying notes are an integral part of these consolidated financial statements.

GSE Holding, Inc.
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,
	2010	2009	2008
	(Restated)	(Restated)	(Restated)
Cash flows from operating activities:
Net loss	$(16,772)	$(16,284)	$(2,660)
Loss from discontinued operations	4,428	2,846	746
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation	10,416	10,084	10,175
Amortization of debt issuance costs	1,844	1,359	1,359
Amortization of intangible assets	2,284	2,619	3,044
Amortization of premium/discount on senior notes	(40)	444	444
Change in fair value of derivatives	59	210	(2,681)
Deferred income tax (benefit) provision	(1,854)	(6,454)	3,544
Loss on sale of assets	57	9	10
Stock-based compensation	67	28	450
Revaluation of non-dollar denominated debt	345	198	(806)
Change in cash from operating assets and liabilities:
Accounts receivable	(24,539)	15,921	7,255
Increase (decrease) in allowance accounts	(391)	4,439	459
Inventory	(19,561)	30,441	(23,150)
Prepaid expenses and other	(6,837)	430	4,240
Accounts payable	12,827	612	(668)
Accrued liabilities	8,164	991	(1,731)
Income taxes (receivable) payable	2,615	(2,733)	(5,234)
Other assets and liabilities	347	90	(196)

Net cash provided by (used in) operating activities – continuing operations	(26,541)	45,250	(5,400)
Net cash provided by (used in) operating activities – discontinued operations	(3,219)	4,053	(171)

Net cash provided by (used in) operating activities	(29,760)	49,303	(5,571)

Cash flows from investing activities:
Purchase of property, plant and equipment	(3,337)	(2,842)	(5,836)
Proceeds from the sale of assets	–	145	130

Net cash used in investing activities – continuing operations	(3,337)	(2,697)	(5,706)
Net cash provided by (used in) investing activities – discontinued operations	2,284	75	(259)

Net cash used in investing activities	(1,053)	(2,622)	(5,965)

Cash flows from financing activities:
Proceeds from lines of credit	137,865	92,915	154,530
Repayments of lines of credit	(109,918)	(125,413)	(148,254)
Proceeds from long-term debt	—	—	832
Repayments of long-term debt	(2,256)	(2,256)	(1,654)
Proceeds from termination of interest rate swap	–	2,063	–

Net cash provided by (used in) financing activities – continuing operations	25,691	(32,691)	5,454
Net cash used in financing activities – discontinued operations	–	–	(1,170)

Net cash (used in) provided by financing activities	25,691	(32,691)	4,284

Effect of exchange rate changes on cash – continuing operations	(228)	(59)	272
Effect of exchange rate changes on cash – discontinued operations	(280)	143	334

Net increase (decrease) in cash and cash equivalents	(5,630)	14,074	(6,646)
Cash and cash equivalents at beginning of year	20,814	6,740	13,386

Cash and cash equivalents at end of year	$15,184	$20,814	$6,740

Supplemental cash flow disclosure:
Cash paid for interest	$16,341	$16,932	$18,982

Cash paid for income taxes	$22	$4,956	$6,224

The accompanying notes are an integral part of these consolidated financial statements.

GSE Holding, Inc.
Notes to Consolidated Financial Statements (Restated)

1. Nature of Business

Organization and Description of Business —

GSE Holding, Inc. (the "Company"), is a Delaware corporation, formed in 2004, originally as GEO Holdings, Corp. Through its wholly-owned subsidiary Gundle/SLT Environmental, Inc. ("Gundle/SLT"), which is a Delaware corporation incorporated in 1986, the Company is a leading global manufacturer and marketer of highly engineered geosynthetic lining products for environmental protection and confinement applications. These lining products are used in a wide range of infrastructure end markets such as mining, waste management, liquid containment (including water infrastructure, agriculture and aquaculture), coal ash containment and shale oil and gas. The Company offers a full range of products, including geomembranes, drainage products, geosynthetic clay liners, nonwoven geotextiles, and other specialty products. The Company generates the majority of its sales outside of the United States, including emerging markets in Asia, Latin America, Africa and the Middle East. Its comprehensive product offering and global infrastructure, along with its extensive relationships with customers and end-users, provide it with access to high-growth markets worldwide, visibility into upcoming projects and the flexibility to serve customers regardless of geographic location. The Company believes that its market share, broad product offering, strong customer relationships, diverse end markets and global presence provide it with key competitive advantages in the environmental geosynthetic products industry. The Company manufactures its products at facilities located in the United States, Germany, Thailand, Chile and Egypt.

On May 18, 2004, GEO Sub Corp., a newly formed entity controlled by Code Hennessy & Simmons IV ("CHS IV"), merged with and into Gundle/SLT with Gundle/SLT surviving the Merger (the "Merger"), and each share of Gundle/SLT common stock converted into the right to receive $5.11 in cash, in a transaction valued at approximately $242.1 million. As a result of the Merger, all of the outstanding common stock of Gundle/SLT is owned by the Company which is controlled by CHS IV, an entity controlled by Code Hennessy & Simmons LLC ("CHS").

2. Summary of Significant Accounting Policies —

Consolidation —

The accompanying consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and its majority-owned subsidiaries for which the Company controls the operating activities. All material intercompany balances and transactions have been eliminated in consolidation.

The Company reports noncontrolling interests in subsidiaries as a component of equity in the Consolidated Balance Sheets and the earnings attributable to noncontrolling interests as an adjustment to net loss to arrive at net loss attributable to GSE Holding, Inc. in the Consolidated Statements of Operations.

Discontinued Operations —

Certain amounts in the Company's consolidated financial statements for prior periods have been reclassified to conform to the current period presentation. Operating results for businesses that the Company has exited have been reclassified from continuing to discontinued operations for all periods presented.

GSE Holding, Inc.
Notes to Consolidated Financial Statements (Restated) (Continued)

2. Summary of Significant Accounting Policies — (Continued)

Cash and Cash Equivalents —

The Company considers all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable —

Accounts receivable are recorded at the invoiced amounts and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in its existing receivables. The allowance is reviewed monthly and the Company establishes reserves for doubtful accounts on a case-by-case basis when it is believed that the required payment of specific amounts owed to the Company is unlikely to occur.

The Company has receivables from customers in various countries. The Company generally does not require collateral or other security to support customer receivables unless credit capacity is not evident. In the case where credit capacity does not exist or cannot be appropriately determined, unsecured exposure security instruments such as upfront cash payments, down payments, credit cards, letters of credit, standby letters of credit, bank guarantees or personal guarantees will be required. In addition, in the U.S. where a customer's project is state or federally sponsored or owned, a payment or security bond is required by law in most states. If the customers' financial condition was to deteriorate or their access to freely convertible currency was restricted, resulting in impairment of their ability to make the required payments, additional allowances may be required.

Inventory —

Inventory is stated at the lower of cost or market. Cost, which includes material, labor and overhead, is determined by the weighted average cost method, which approximates the first-in, first-out cost method. The Company records provisions, as appropriate, to write-down slow-moving, excess or obsolete inventory to estimated net realizable value. The process for evaluating inventory often requires the Company to make subjective judgments and estimates concerning future sales levels, as well as the quantities and prices at which such inventories will be able to be sold in the normal course of business.

Property, Plant and Equipment —

Property, plant and equipment are carried at cost, less accumulated depreciations. Depreciation is computed using the straight-line method, based on the estimated useful lives of the respective assets, which generally range from three to 30 years. Depreciation expense continues to be recognized when facilities or equipment are temporarily idled. Costs of additions and major improvements are capitalized, whereas maintenance and repairs which do not improve or extend the life of the asset are charged to expense as incurred. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and net proceeds realized thereon. Interest costs incurred in construction of assets are capitalized and depreciated over the useful life of the asset. The Company makes use of judgments and estimates in conjunction with accounting for property, plant and equipment, including amounts to be capitalized, depreciation methods and useful lives.

GSE Holding, Inc.
Notes to Consolidated Financial Statements (Restated) (Continued)

2. Summary of Significant Accounting Policies — (Continued)

Impairment of Long-Lived Assets

Carrying values of property, plant and equipment and finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. Such events or circumstances include, but are not limited to:

•
Significant declines in an asset's market price;

•
Significant deterioration in an asset's physical condition;

•
Significant changes in the nature or extent of an asset's use or operation;

•
Significant adverse changes in the business climate that could impact an asset's value, including adverse actions or assessments by regulators;

•
Accumulation of costs significantly in excess of original expectations related to the acquisition or construction of an asset;

•
Current-period operating or cash flow losses combined with a history of such losses or a forecast that demonstrates continuing losses associated with an asset's use; and

•
Expectations that it is more likely than not that an asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

If impairment indicators are present, the Company determines whether an impairment loss should be recognized by testing the applicable asset or asset group's carrying value for recoverability. This test requires long-lived assets to be grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities, the determination of which requires judgment. The Company estimates the undiscounted future cash flows expected to be generated from the use and eventual disposal of the assets, and compares that estimate to the respective carrying values in order to determine if such carrying values are recoverable. This assessment requires the exercise of judgment in assessing the future use of and projected value to be derived from the eventual disposal of the assets to be held and used. Assessments also consider changes in asset utilization, including the temporary idling of capacity and the expected timing for placing this capacity back into production. If the carrying value of the assets is not recoverable, then a loss is recorded for the difference between the assets' fair value and respective carrying value. The fair value of the assets is determined using an "income approach" based upon a forecast of all the expected discounted future net cash flows associated with the subject assets. Some of the more significant estimates and assumptions include: market size and growth, market share, projected selling prices, manufacturing cost and discount rate. The Company's estimates are based upon its historical experience, its commercial relationships, market conditions and available external information about future trends. The Company believes its current assumptions and estimates are reasonable and appropriate; however, unanticipated events and changes in market conditions could affect such estimates, resulting in the need for an impairment charge in future periods.

Goodwill and Impairment Testing —

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Under the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 350, "Intangibles — Goodwill and Other", goodwill is subject to at least an annual assessment for impairment by applying a fair value

GSE Holding, Inc.
Notes to Consolidated Financial Statements (Restated) (Continued)

2. Summary of Significant Accounting Policies — (Continued)

based test. The Company reviews goodwill to determine potential impairment annually, or more frequently if events and circumstances indicate that the asset might be impaired. The goodwill impairment analysis is comprised of two steps. The first step requires the comparison of the fair value of the applicable reporting unit to its respective carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not considered impaired and the Company would not be required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference. The Company's annual assessment date is as of December 1. With respect to this testing, a reporting unit is a majority owned subsidiary of the Company for which discrete financial information is available and regularly reviewed by management. Future cash flows are typically based upon a five-year future period for the business and an estimated residual value. Management judgment is required in the estimation of future operating results and to determine the appropriate residual values. Future operating results and residual values could reasonably differ from the estimates and could require a provision for impairment in a future period. The following provides the changes in the carrying amount of goodwill by reporting unit for the years ended December 31, 2009 and 2010:

(in thousands)
	North America	Europe Africa	Asia Pacific	Latin America	Total
December 31, 2008	$24,903	$29,392	$5,205	$4,439	$63,939
Goodwill impairment	—	$(2,969)	—	—	(2,969)

December 31, 2009	24,903	26,423	5,205	4,439	60,970
Sale of business	(2,075)	—	—	—	(2,075)

December 31, 2010	$22,828	$26,423	$5,205	$4,439	$58,895

The 2009 impairment charge is included as a component of the loss from discontinued operations (see Note 4).

Revenue and Cost Recognition —

The Company recognizes revenues for products sold directly to customers when products are shipped, title and risk of loss passes to the buyer, the Company has no further obligation to the buyer, and collectability is reasonably assured.

The Company recognizes revenue relating to contracts for the design and installation of geosynthetic containment solutions using the percentage of completion method. The use of this method is based on the Company's experience and history of being able to prepare reasonably dependable estimates of the cost to complete its projects. Under this method, the Company estimates profit as the difference between the total estimated revenue and total estimated cost of a contract and recognizes that profit over the life of the contract, based on costs incurred to date as a percentage of total estimated costs. The Company routinely reviews estimates related to its contracts, and revisions to profitability are reflected in the quarterly and annual earnings. If a current estimate of total contract cost exceeds the current estimate of total contract revenue, which indicates a loss on a contract, the projected loss is

GSE Holding, Inc.
Notes to Consolidated Financial Statements (Restated) (Continued)

2. Summary of Significant Accounting Policies — (Continued)

recognized in full at that time. Revenue recognized under the percentage of completion method was $8.2 million, $7.4 million and $9.1 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Cost of sales includes all direct material and labor costs, and indirect costs such as indirect labor, depreciation, insurance, supplies, tools, repairs, and shipping and handling.

Deferred Financing Costs —

Debt issuance costs are capitalized and amortized to interest expense using the effective interest rate method over the period the related debt is anticipated to be outstanding.

Warranty Costs —

The Company's geosynthetic products are sold and installed with specified limited warranties as to material quality and workmanship that typically extend 5 years, but may extend up to 20 years. The Company accrues a warranty reserve based on estimates for warranty claims. The reserve for these costs, along with other risk-based reserves, is included in the self-insurance reserves (see Notes 9 and 16).

Accumulated Other Comprehensive Income —

Other comprehensive income generally represents all changes in stockholders' equity, except those resulting from investments by or distributions to stockholders. The Company's accumulated other comprehensive income includes foreign currency translation adjustments and is included in the Consolidated Balance Sheet and Statement of Stockholders' Equity.

Income Taxes —

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized and represent the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. They are measured using the enacted tax rates expected to apply to taxable income in the years in which the related temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The deferred income tax provision represents the change during the reporting period in the deferred tax assets and deferred tax liabilities, net of the effect of acquisitions and dispositions. Deferred tax assets include tax loss and credit carryforwards and are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Significant judgment is required in assessing the timing and amounts of deductible and taxable items.

In 2007, the Company adopted new accounting standards which require evaluation of the tax positions for all jurisdictions and for all years where the statute of limitations has not expired and the Company is required to meet a "more-likely-than-not" threshold (i.e. greater than a 50 percent likelihood of a tax position being sustained under examination) prior to recording a tax benefit. Additionally, for tax positions meeting this "more-likely-than-not" threshold, the amount of benefit is limited to the largest benefit that has a greater than 50 percent probability of being realized upon effective settlement.

GSE Holding, Inc.
Notes to Consolidated Financial Statements (Restated) (Continued)

2. Summary of Significant Accounting Policies — (Continued)

Foreign Currency —

Results of operations for foreign subsidiaries with functional currencies other than the U.S. dollar are translated using average exchange rates during the year. Assets and liabilities of these foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date and the resulting translation adjustments are recognized as a separate component of Stockholder's equity. These translation adjustments are the only component of accumulated other comprehensive income.

Each of the Company's foreign subsidiaries may enter into contractual arrangements with customers or vendors that are denominated in currencies other than its respective functional currency. As a result, the Company's results of operations may be affected by exposure to changes in foreign currency exchange rates and economic conditions in the regions in which it purchases raw material inventory or sells and distributes its products. Gains and losses arising from foreign currency transactions are recognized as incurred.

In connection with contracts performed outside of the United States, the Company routinely bids fixed-price contracts denominated in currencies different than the functional currency of the applicable subsidiary performing the work. The Company recognizes that such bidding practices, in the context of international operations, are subject to the risk of foreign currency fluctuations not present in domestic operations. Gains/losses related to these contracts are included in the Consolidated Statements of Operations.

Use of Estimates —

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Segment Reporting —

The Company's operating and external reporting segments are based on the geographic regions in which it operates, which is consistent with the basis on which the Company internally reports and how its management evaluates such operations in order to make operating decisions. The Company's reportable segments are North America, Europe Africa, Asia Pacific, Latin America and Middle East.

Stock-Based Compensation —

All share-based payments to employees, including grants of employee stock options, are measured at their grant date calculated value, and expensed in the Consolidated Statements of Operations over the requisite service period (generally the vesting period) of the grant. The Company uses a calculated value to measure the compensation expense for share-based awards made to employees, as it has determined that it is impracticable to determine the expected volatility of its share price. Instead, the Company uses an industry measure of volatility in calculating this value. The Company recognizes expense for all stock-based compensation with graded vesting on a straight-line basis over the vesting period of the entire award.

In 2008, pursuant to the GEO Holdings 2004 Stock Option Plan, the Board of Directors approved the grant of 389,916 options to key employees of the Company at an exercise price of $6.35 per common

GSE Holding, Inc.
Notes to Consolidated Financial Statements (Restated) (Continued)

2. Summary of Significant Accounting Policies — (Continued)

share. The options were fully vested on the grant date and stock-based compensation expense of $420 thousand was recognized during 2008 with respect to these awards, with a corresponding increase in "Additional Paid-in Capital."

In addition, pursuant to the GEO Holdings 2004 Stock Option Plan, the Board of Directors approved the grant of all of the options (25,111) that had been forfeited by employees that had left the Company, at exercise prices ranging from $5.90 to $6.05. These options were fully vested on the grant date and stock-based compensation totaling $30 thousand was recognized in 2008 with respect to these awards, with a corresponding increase in "Additional Paid-in Capital."

In 2009 pursuant to the GEO Holdings 2004 Stock Option Plan, the Board of Directors approved a grant to key employees of options (25,347) that had been forfeited by employees who had left the Company. Although the grants were approved, 19,191 of these options were not granted and the remaining 6,155 were subsequently forfeited. Also, during 2009, the Board of Directors approved the grant of 108,630 options to a certain key executive of the Company with an exercise price of $6.15. Stock-based compensation expense of $28 thousand was recognized during 2009 with a corresponding increase in "Additional Paid-in Capital."

In 2010, pursuant to the GEO Holdings Amended and Restated 2004 Stock Option Plan, the Board of Directors approved the grant of 43,452 options to key employees of the Company at an exercise price of $6.15 per share. The options were fully vested on the grant date and stock-based compensation expense of $67 thousand was recognized during 2010 with a corresponding increase in "Additional Paid-in Capital."

The value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in October 2010 and March 2009, respectively.

	2010	2009	2008
Risk Free Interest Rate	0.51%	1.14%	1.66%
Expected Life	3 years	3 years	3 years
Expected Volatility	24.56%	18.71%	23.92%
Expected Dividend Yield	0%	0%	0%
Weighted-average calculated value per option	$0.69	$1.04	$1.09

The expected life of the options granted is based on the Company's best estimates and expectations related to the exercising of the options issued. There was no impact from estimated forfeitures on the compensation expense attributed to the awarded options.

Since GSE Holding, Inc. is a privately held company, it has no stock trading history to estimate volatility. The Company chose to use the volatility of the Dow Jones Building and Material Index fund. This index includes public companies that the Company believes have the most similarity to the Company's business. The Company calculated volatility from the historical closing price of this index.

GSE Holding, Inc.
Notes to Consolidated Financial Statements (Restated) (Continued)

2. Summary of Significant Accounting Policies — (Continued)

The following table summarizes stock option activity for GSE Holding, Inc. as of December 31, 2010:

	Shares	Range of Exercise Price			Weighted Average Exercise Price
Outstanding and exercisable at December 31, 2007	1,572,770		$0.64	$6.05	$2.16
2008 Stock Option Grant	389,916	$	`	$6.35	$6.35
Forfeited options reissued	25,112		$5.90	$6.05	$5.97

Outstanding and exercisable at December 31, 2008	1,987,798		$0.64	$6.35	$3.03
Forfeited options	(242,404)		$5.90	$6.35	$6.14
Options granted	108,630	$	`	$6.15	$6.15

Outstanding and exercisable at December 31, 2009	1,854,024		$0.64	$6.35	$2.63
Forfeited options	(234,858)		$5.90	$6.35	$6.15
Forfeited options reissued	43,452	$	`	$6.15	$6.15

Outstanding and exercisable at December 31, 2010	1,662,618		$0.64	$6.35	$2.42

All outstanding stock options are held by employees and former employees of the Company and have an expiration date of 10 years from the date of grant. At December 31, 2010, the average remaining contractual life of options outstanding and exercisable was 4.7 years.

As of December 31, 2010, the intrinsic value of options outstanding and exercisable was $5.5 million. The intrinsic value of a stock option is the difference between the estimated fair value of the underlying common stock and the exercise price of the option. The Company estimated the underlying value of the stock using a discounted cash flow model of future anticipated cash flows discounted back to current time and adjusted for illiquidity of the stock.

Recent Accounting Pronouncements —

In May 2011, FASB issued Accounting Standards Update ("ASU") 2011-05, Comprehensive Income: Presentation of Comprehensive Income, to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments do not change the guidance regarding the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments should be applied retrospectively, and is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The adoption is not expected to have a material impact on the Company's results of operations, financial position or cash flows.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This ASU represents the converged guidance of the FASB and the IASB (the "Boards") on fair value measurement, and results

GSE Holding, Inc.
Notes to Consolidated Financial Statements (Restated) (Continued)

2. Summary of Significant Accounting Policies — (Continued)

in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term "fair value." These amendments change some of the terminology used to describe many of the existing requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments should be applied prospectively, andthey are effective during interim and annual periods beginning after December 15, 2011. Early application by public entities is not permitted. The adoption is not expected to have a material impact on the Company's results of operations, financial position or cash flows.

In December 2010, the FASB issued ASU No. 2010-28, Intangibles — Goodwill and Other: When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. The amendments in this ASU modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing event or circumstance-driven guidance related to goodwill impairment testing between annual tests. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The adoption is not expected to have a material impact on the Company's results of operations, financial position or cash flows.

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, which clarifies certain existing disclosure requirements in ASC 820, Fair Value Measurements and Disclosures, as well as requires disclosures related to significant transfers between each level and additional information about Level 3 activity. ASU 2010-06 begins phasing in the first fiscal period after December 15, 2009. The Company did not make nor anticipates a significant transfer between each level as of December 31, 2010. As such, the Company does not believe this ASU will have any material impact on its consolidated financial position, results of operations or cash flows.

In September 2009, FASB issued ASC 105, formerly FASB Statement No. 168, The FASB Accounting Standards Codification (Codification) and the Hierarchy of Generally Accepted Accounting Principles (GAAP) — A Replacement of FASB Statement No. 162. ASC 105 establishes the Codification as the single source of authoritative GAAP in the United States, other than rules and interpretive releases issued by the SEC. The Codification is a reorganization of current GAAP into a topical format that eliminates the current GAAP hierarchy and establishes instead two levels of guidance authoritative and non-authoritative. All non-grandfathered, non-SEC accounting literature that is not included in the Codification will become non-authoritative. The Codification was effective for interim and annual periods ending after September 15, 2009. As the Codification was not intended to change or alter existing GAAP, it did not have a material impact on the Company's consolidated financial statements.

In May 2009, the FASB issued ASC 855-10, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In February 2010, the FASB issued Accounting Standards Update (ASU) 2010-09, which provided amended guidance on subsequent events. Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. The adoption of this statement did not have a material impact on our consolidated financial position or results of operations.

GSE Holding, Inc.
Notes to Consolidated Financial Statements (Continued)

3. Restatement of Previously Issued Financial Statements –

The Company has restated its previously issued consolidated financial statements as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008. The restatements reflect adjustments to correct discrepancies identified in the Chilean subsidiary's records during the implementation of the ERP system in 2011.

	Consolidated Balance Sheet as of December 31, 2010
	As Previously Reported in S-1	Adjustments	As Restated
Inventory, net	56,020	(2,144)	53,876

TOTAL ASSETS	$278,451	$(2,144)	$276,307

Accounts payable	$30,698	1,868	$32,566

Total liabilities	241,673	1,868	243,541
Total stockholders' equity	36,778	(4,012)	32,766

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$278,451	$(2,144)	$276,307

	Consolidated Balance Sheet as of December 31, 2009
	As Previously Reported in S-1	Adjustments	As Restated
Inventory, net	39,277	(3,652)	35,625

TOTAL ASSETS	$258,010	$(3,652)	$254,358

Total stockholders' equity	58,259	(3,652)	54,607

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$258,010	$(3,652)	$254,358

	Consolidated Statement of Operations for the Year Ended December 31, 2010
	As Previously Reported in S-1	Adjustments	As Restated
Cost of products	298,540	360	298,900

Gross profit	44,243	(360)	43,883
Basic and diluted net loss per common share:
Continuing operations	$(1.11)	$(0.03)	$(1.14)
Discontinued operations	(0.12)	–	(0.41)

	$(1.52)	$(0.03)	$(1.55)

GSE Holding, Inc.
Notes to Consolidated Financial Statements (Continued)

3. Restatement of Previously Issued Financial Statements – (Continued)

	Consolidated Statement of Operations for the Year Ended December 31, 2009
	As Previously Reported in S-1	Adjustments	As Restated
Cost of products	255,442	2,595	258,037

Gross profit	35,757	(2,595)	33,162
Basic and diluted net loss per common share:
Continuing operations	$(1.01)	$(0.24)	$(1.25)
Discontinued operations	(0.26)	–	(0.26)

	$(1.27)	$(0.24)	$(1.51)

	Consolidated Statement of Operations for the Year Ended December 31, 2008
	As Previously Reported in S-1	Adjustments	As Restated
Cost of products	356,281	729	357,010

Gross profit	52,714	(729)	51,985
Basic and diluted net loss per common share:
Continuing operations	$(0.11)	$(0.07)	$(0.18)
Discontinued operations	(0.07)	–	(0.07)

	$(0.18)	$(0.07)	$(0.25)

	Consolidated Statement of Cash Flow for the Year Ended December 31, 2010
	As Previously Reported in S-1	Adjustments	As Restated
Cash flows from operating activities:
Net loss	$(16,412)	$(360)	$(16,772)
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Inventory	(18,053)	(1,508)	(19,561)
Accounts payable	10,959	1,868	12,827

GSE Holding, Inc.
Notes to Consolidated Financial Statements (Continued)

3. Restatement of Previously Issued Financial Statements – (Continued)

	Consolidated Statement of Cash Flow for the Year Ended December 31, 2009
	As Previously Reported in S-1	Adjustments	As Restated
Cash flows from operating activities:
Net loss	$(13,689)	$(2,595)	$(16,284)
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Inventory	27,846	2,595	30,441

	Consolidated Statement of Cash Flow for the Year Ended December 31, 2008
	As Previously Reported in S-1	Adjustments	As Restated
Cash flows from operating activities:
Net loss	$(1,931)	$(729)	$(2,660)
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Inventory	(23,879)	729	(23,150)

4. Discontinued operations –

GSE Lining Technology Limited U.K. –

During the fourth quarter of 2009, the Company conducted a detailed productivity and efficiency review and assessment of all of its manufacturing facilities worldwide and adopted restructuring and productivity improvement programs across the entire Company. As part of these programs, the Company decided to close GSE Lining Technology Limited ("GSE UK"), its manufacturing facility located in the United Kingdom before the end of 2010. The decision to close GSE UK was made as the assessment determined the GSE UK facility was significantly less efficient than the Company's other facilities worldwide. The manufacturing facility ceased operations during 2010. The Company has recorded after tax losses of approximately $1.3 million and $2.5 million for the years ended December 31, 2010 and 2009, respectively, and after tax income of approximately $0.4 million for the year ended December 31, 2008, related to GSE UK. The after tax loss during the year ended December 31, 2010 included the impairment of long-lived assets of approximately $0.8 million and the after tax loss during the year ended December 31, 2009 included the impairment of goodwill of approximately $3.0 million.

GSE Holding, Inc.
Notes to Consolidated Financial Statements (Continued)

4. Discontinued operations – (Continued)

Summarized financial information for the Company's discontinued GSE UK operations is shown below:

	Year Ended December 31,
	2010	2009	2008
	(in thousands)
Operations
Sales	$11,770	$13,729	$17,642
Cost of products	10,768	11,517	15,495

Gross profit	1,002	2,212	2,147
Selling, general and administrative expenses	2,105	1,255	895
Amortization of intangibles	148	188	290
Impairment of long-lived assets	799	2,969	–
Foreign currency transaction (gain) loss	(73)	131	388
Other income	(7)	–	(63)
Income tax (benefit) provision	(667)	205	254

(Loss) Income from discontinued operations	$(1,303)	$(2,536)	$383

	December 31,
	2010	2009
	(in thousands)
Assets
Cash	$2,893	$2,757
Accounts receivable	3,276	2,224
Inventory	2,248	614
Income taxes receivable	399	–
Prepaid and other current assets	25	61
Property, plant and equipment, net of accumulated depreciation	309	1,283
Customer lists and other intangible assets, net	289	456

Assets of discontinued operations	$9,439	$7,395

Liabilities
Accounts payable and accrued liabilities	$483	$805
Income taxes payable	–	50
Deferred income taxes	83	365

Liabilities of discontinued operations	$566	$1,220

United States Installation Business –

During the fourth quarter of 2009, the Company conducted a detailed review of the profitability and viability of its United States installation business and decided to exit this business during 2010. The Company sold the United States installation business effective June 30, 2010, for approximately

GSE Holding, Inc.
Notes to Consolidated Financial Statements (Continued)

4. Discontinued operations – (Continued)

$2.3 million in cash resulting in a gain on sale of assets of approximately $1.6 million. The Company recorded after tax income of approximately $0.7 million, $0.2 million and $2.3 million, during the years ended December 31, 2010, 2009 and 2008, respectively.

Summarized financial information for the Company's discontinued U.S. Installation operations is shown below:

	Year Ended December 31,
	2010	2009	2008
	(in thousands)
Operations
Sales	$8,439	$12,012	$29,317
Cost of products	6,415	10,617	23,914

Gross profit	2,024	1,395	5,403
Selling, general and administrative expenses	2,447	1,090	1,651
(Gain) loss on sale of assets and other	(1,601)	(75)	19
Income tax provision	459	148	1,404

Income from discontinued operations	$719	$232	$2,329

	December 31,
	2010	2009
	(in thousands)
Assets
Accounts receivable	$325	$3,545
Deferred tax asset	37	–
Costs and estimated earnings in excess of billings on contracts in progress	–	176
Property, plant and equipment, net of accumulated depreciation	–	837

Assets of discontinued operations	$362	$4,558

Liabilities
Accounts payable and accrued liabilities	$95	$392
Advance billings on contracts in progress	–	580
Income taxes payable	–	137
Deferred income taxes	–	14

Liabilities of discontinued operations	$95	$1,123

GSE Bentoliner (Canada), Inc. –

The Company sold its 75.5% interest in GSE Bentoliner (Canada), Inc. ("Bentoliner") to the minority stockholders of Bentoliner, for cash and other considerations on April 16, 2010, effective March 31, 2010, resulting in a loss on sale of approximately $3.0 million. The loss on sale included the write off of approximately $2.1 million of goodwill. The Company recorded an after tax loss of $3.8 million, after

GSE Holding, Inc.
Notes to Consolidated Financial Statements (Continued)

4. Discontinued operations – (Continued)

tax income of $0.3 million and an after tax loss of $0.4 million during the years ended December 31, 2010, 2009 and 2008, respectively.

Summarized financial information for the Company's discontinued Bentoliner operations is shown below:

	Year Ended December 31,
	2010	2009	2008
	(in thousands)
Operations
Sales	$526	$4,092	$7,881
Cost of products	752	4,090	8,167

Gross (loss) profit	(226)	2	(286)
Selling, general and administrative expenses	18	66	79
Foreign currency transaction (gain) loss	(43)	(398)	208
Non-controlling interest in consolidated subsidiary	(27)	89	(103)
Loss on sale of assets	3,012	–	–
Other income	(9)	(35)	(74)
Income tax provision (benefit)	667	10	(16)

(Loss) income from discontinued operations	$(3,844)	$270	$(380)

	December 31,
	2010	2009
	(in thousands)
Assets
Cash	$–	$478
Accounts receivable	–	340
Income tax receivable	–	102
Inventory	–	642
Prepaid and other	–	23
Property, plant and equipment net of accumulated depreciation	–	1,311
Goodwill	–	468

Assets of discontinued operations	$–	$3,364

Liabilities
Accounts payable and accrued liabilities	$–	$678
Deferred income taxes	–	354

Liabilities of discontinued operations	$–	$1,032

GSE Holding, Inc.
Notes to Consolidated Financial Statements (Continued)

4. Discontinued operations – (Continued)

GSE GeoSport Surfaces –

In March 2008, the Company reviewed its strategic long-term opportunities and decided to exit the synthetic turf business which operated as GSE GeoSport Surfaces ("GeoSport"). The Company made the decision to exit the synthetic turf business as overall market conditions and other factors did not permit the Company to earn an acceptable return. The Company completed the exit from the synthetic turf business as of December 31, 2008. There were no revenues or expenses recorded during the year ended December 31, 2010. The Company recorded an after tax loss of $0.8 million and $3.1 million during the years ended December 31, 2009 and 2008, respectively. The after tax loss during the year ended December 31, 2009 included the recognition of warranty claims of approximately $1.3 million relating to projects that were completed prior to the exit from the synthetic turf business.

Summarized financial information for the Company's discontinued GeoSport operations is shown below:

	Year Ended December 31,
	2010	2009	2008
	(in thousands)
Operations
Total sales	$–	$–	$4,964
Cost of products	–	1,250	5,229

Gross loss	–	(1,250)	(265)
Selling, general and administrative expenses	–	–	395
Amortization of intangibles	–	–	15
Impairment of long-lived assets	–	–	4,213
Interest expense	–	–	68
Other income	–	–	(23)
Income tax benefit	–	(438)	(1,855)

Loss from discontinued operations	$–	$(812)	$(3,078)

	December 31,
	2010	2009
	(in thousands)
Assets
Property, plant and equipment, net of accumulated depreciation	$–	$–
Customer lists and other intangible assets, net	–	–

Assets of discontinued operations	$–	$–

Liabilities
Accounts payable and accrued liabilities	$988	$1,384
Long-term debt	900	900

Liabilities of discontinued operations	$1,888	$2,284

GSE Holding, Inc.
Notes to Consolidated Financial Statements (Continued)

4. Discontinued operations – (Continued)

Other Actions –

An important element of the restructuring and productivity improvement programs across the entire Company was headcount reductions. During January 2010, the Company reduced its headcount by approximately 10% and later in 2010, there were additional headcount reductions in connection with the disposal of the United States Installation Business. As a result of these 2010 headcount reductions, the Company recognized and paid $2.6 million in severance-related costs, of which $1.5 million directly pertained to businesses reported within Discontinued Operations. The Company will continue to seek and implement cost saving measures on an ongoing basis.

During the fourth quarter of 2009, the Company engaged an independent consulting firm which specializes in private equity portfolio company performance improvement. During the engagement, personnel from the consulting firm functioned in several interim management roles for the Company, including but not limited to Chief Financial Officer (CFO) and Vice President of Operations, and were an integral part of the detailed productivity and efficiency review and assessment of the Company's operations. The Company's interim CFO is a managing director at the consulting firm. The firm charged the Company retainer fees in 2010 in the amount of $3.0 million, of which $2.6 million were recorded as a component of Selling, General and Administrative expenses and $0.4 million were recorded in Discontinued Operations. During 2010, the consulting firm earned a success fee for the Company achieving agreed upon performance improvements. The success fee earned by the consulting firm was approximately $7.6 million, of which $5.7 million was recorded as a component of Selling, General and Administrative expenses and $1.9 million was recorded in Discontinued Operations.

5. Net Loss per Share

The Company computes basic net income (loss) per share by dividing net income (loss) by the weighted-average number of shares of common stock outstanding during the period. Diluted net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares of common stock outstanding during the period, increased to include the number of shares of common stock that would have been outstanding had potential dilutive shares of common stock been issued. The dilutive effect of employee stock options is reflected in diluted net income (loss) per share by applying the treasury stock method.

The Company recorded a net loss for each of the years ended December 31, 2010, 2009 and 2008. Potential common shares are anti-dilutive in periods which the Company records a net loss because they would reduce the respective period's net loss per share. Anti-dilutive potential common shares are excluded from the calculation of diluted earnings per share. As a result, net diluted loss per share was equal to basic net loss per share in the years ended December 31, 2010, 2009 and 2008. There were approximately 459,000, 512,000 and 549,000 stock options outstanding, at December 31, 2010, 2009 and 2008, respectively, of which 333,600 had exercise prices lower than the average price of Company common shares as of each of those dates. These in-the-money options would have been included in the calculation of diluted earnings per share had the Company not reported a net loss in each of the respective years.

GSE Holding, Inc.
Notes to Consolidated Financial Statements (Continued)

5. Net Loss per Share (Continued)

The basic and diluted net loss per share calculations are presented below (in thousands, except for per share amounts):

	For the year ended December 31,
	2010	2009	2008
	(Restated)	(Restated)	(Restated)
Net loss attributable to Company common stockholders:
From continuing operations	$(12,319)	$(13,489)	$(1,900)
From discontinued operation	(4,428)	(2,846)	(746)

	$(16,747)	$(16,335)	$(2,646)

Common share information:
Weighted-average common shares outstanding – basic	10,810	10,810	10,810
Dilutive effect of employee stock options	–	–	–

Weighted-average common shares outstanding – dilutive	10,810	10,810	10,810

Basic and diluted net loss per share:
Continuing operations	$(1.14)	$(1.24)	$(0.18)
Discontinued operations	(0.41)	(0.27)	(0.07)

	$(1.55)	$(1.51)	$(0.25)

6. Inventory –

Inventory consisted of the following at December 31:

	2010	2009
	(Restated)	(Restated)
	(in thousands)
Raw materials	$24,350	$14,976
Finished goods	28,231	21,119
Supplies	3,752	3,665
Obsolescence and slow moving allowance	(2,457)	(4,135)

	$53,876	$35,625

7. Property, Plant and Equipment –

Property, plant and equipment consisted of the following at December 31:

	Useful lives years	2010	2009
		(in thousands)
Land		$4,911	$5,104
Buildings and improvements	7-30	23,992	24,780
Machinery and equipment	3-10	94,789	100,875
Furniture and fixtures	3-5	975	986

		124,667	131,745
Less – accumulated depreciation		(67,317)	(63,544)

		$57,350	$68,201

Depreciation expense for the years ended December 31, 2010, 2009 and 2008 was $10.4 million, $10.1 million, and $10.2 million, respectively.

GSE Holding, Inc.
Notes to Consolidated Financial Statements (Continued)

8. Intangible Assets, net –

Customer lists and other intangible assets consisted of the following at December 31:

	Useful lives years	2010	2009
		(in thousands)
Customer lists	5-10	$25,629	$26,119
Software	3	1,500	1,500
Non-compete agreements	5-10	2,638	2,638
Other	1	468	467

		30,235	30,724
Less accumulated amortization		(26,114)	(24,041)

Intangible assets, net		$4,121	$6,683

Amortization expense for intangible assets during the years ended December 31, 2010, 2009 and 2008 was approximately $2.3 million, $2.6 million and $3.0 million, respectively.

Remaining amortization expense is expected to be recognized as follows:

Year Ending December 31,	Customer Lists	Non-compete Agreements	Total
	(in thousands)
2011	$1,376	$130	$1,506
2012	785	108	893
2013	618	90	708

	$2,779	$328	$3,107

9. Accrued Liabilities and Other –

Accrued liabilities and other consisted of the following as of December 31:

	2010	2009
	(in thousands)
Customer prepayments	$4,493	$–
Accrued operating expenses	4,472	1,372
Self-insurance reserves	3,839	4,433
Compensation and benefits	5,043	4,251
Accrued interest	2,319	1,522
Taxes, other than income	1,735	3,034
Other accrued liabilities	2,924	3,881

	$24,825	$18,493

GSE Holding, Inc.
Notes to Consolidated Financial Statements (Continued)

10. Long-Term Debt –

Long-term debt consisted of the following at December 31:

	2010	2009
	(in thousands)
11% Senior Notes due May 2012	$150,000	$150,000
Revolving Credit Facility, floating interest rate	24,101	–
Term Loan – seller note with annual installments – $900,000 October 2007, 5.13%	900	900
Term Loan – seller note with annual installments – $900,000 January 2007, 5% for two years and floating thereafter	900	1,800
Term Loan – Thailand bank secured by equipment, monthly installments of $113,000, 5.625% variable through May 2013	2,670	3,773

	178,571	156,473
Less – current maturities	(3,317)	(3,167)
Unamortized loss on interest rate swap	(687)	(1,171)
Premium on senior notes	65	105

	$174,632	$152,240

Prior to the effects of the refinancing presented in Note 19, Subsequent Events, the following summarizes the maturities of the Company's long-term debt outstanding as of December 31, 2010, excluding the unamortized premium on the senior notes which will not result in cash payments (in thousands).

Year Ending December 31,	Amount
(in thousands)
2011	$3,317
2012	175,212
2013	42

$178,571

Senior Notes –

In connection with the Merger, Gundle/SLT issued $150.0 million of 11% senior notes due in May 2012 (the "Senior Notes"). These notes are registered under the Securities Act of 1933, as amended. The Senior Notes are guaranteed by all of Gundle/SLT's existing and future direct or indirect domestic subsidiaries.

The indenture governing the notes, among other things: (1) restricts Gundle/SLT's ability and the ability of its subsidiaries to incur additional indebtedness, issue shares of preferred stock, incur liens, pay dividends or make certain other restricted payments and enter into certain transactions with affiliates; (2) prohibits certain restrictions on the ability of certain of Gundle/SLT's subsidiaries to pay dividends or make certain payments to it; and (3) places restrictions on Gundle/SLT's ability and the ability of its subsidiaries to merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of assets. The indenture related to these notes also contains various

GSE Holding, Inc.
Notes to Consolidated Financial Statements (Continued)

10. Long-Term Debt – (Continued)

covenants that limit Gundle/SLT's discretion in the operation of its businesses. See Note 19, Subsequent Events, regarding the Company's repayment of the Senior Notes in connection with its May 2011 refinancing.

Credit Facility –

On July 27, 2007, the Company entered into a $51.9 million revolving credit facility as amended on August 29, 2008, with Bank of America Business Capital. The credit facility is between Gundle/SLT Environmental, Inc. and certain domestic subsidiaries, and the financial institutions party to this agreement from time to time as lenders (collectively, "Lenders"), and Bank of America, N.A., a national banking association, as agent for the Lenders ("Agent"), and has a termination date of July 27, 2012.

On May 14, 2008, the Company entered into a first amendment to the credit facility. On August 29, 2008, the Company entered into a second amendment which among other things, effective September 1, 2008, terminated the first amendment. The amended credit facility includes, among other things: a borrowing base formula based on eligible domestic and certain international assets with advance rates computed at (1) 85% of accounts receivable; (2) 65% of inventory; and (3) the lesser of (i) $18.0 million; (ii) 65% of the net book value of machinery and equipment; or (iii) if an appraisal of equipment has been performed, 85% of the net orderly liquidation value percentage of the value of the eligible equipment. The outstanding borrowings bear interest, at the Company's option, at either a base rate or LIBOR, plus an applicable margin of between 0.0% and 2.0% as determined by the Fixed Charge Coverage Ratio calculated as of the end of each fiscal quarter. The rate in effect at December 31, 2010 was 3.5%. The Company is also required to pay customary agency fees, commitment fees, and expenses. The Company paid commitment fees of approximately $72 thousand, $47 thousand and $112 thousand during the years ended December 31, 2010, 2009 and 2008, respectively.

The credit facility is guaranteed by all of the Company's existing and future direct or indirect domestic subsidiaries, excluding the Company's international subsidiaries to the extent guarantees by such subsidiaries would be prohibited by applicable tax law or could result in adverse tax consequences. The credit facility is secured by substantially all of the Company's U.S. assets, and by the Company's capital stock and the capital stock of substantially all of the Company's domestic subsidiaries and 65% of the capital stock of substantially all of the Company's first-tier international subsidiaries.

The credit facility has restrictive covenants which limit, among other things, certain business changes, certain ownership changes, permitted debt, liens, purchases and dispositions of capital assets, and other matters customarily restricted in such agreements as well as customary events of default.

As of December 31, 2010, the Company had a borrowing base capacity of $36.3 million with an outstanding loan balance of $24.1 million, net of $1.9 million of issued letters of credit, and a net availability on December 31, 2010 of $10.3 million. See Note 19, Subsequent Events, regarding the Company's repayment of borrowings under the credit facility in connection with its May 2011 refinancing.

GSE Holding, Inc.
Notes to Consolidated Financial Statements (Continued)

10. Long-Term Debt – (Continued)

For all periods presented, the Company was not subject to any restrictive financial covenants and was in compliance with all debt covenants under the existing agreements.

Non-Dollar Denominated Debt –

As of December 31, 2010, the Company had five local international credit facilities. It had credit facilities with two German banks in the amount of EUR 6.3 million ($8.4 million). These revolving credit facilities are secured by a corporate guarantee and bear interest at various market rates. These credit facilities are used primarily to guarantee the performance of European installation contracts and temporary working capital requirements. As of December 31, 2010, the Company had EUR 1.7 million ($2.3 million) available under these credit facilities with EUR 1.5 million ($2.0 million) of bank guarantees outstanding, and with EUR 3.1 ($4.1 million) outstanding under the line of credit.

The Company has two credit facilities with Egyptian banks in the amount of EGP 15.0 million ($2.7 million). These credit facilities bear interest at various market rates and are primarily for cash management purposes. The Company had EGP 10.8 million ($1.9 million) available under these credit facilities with EGP 2.7 million ($0.5 million) of bank guarantees outstanding with EGP 1.5 million ($0.3 million) outstanding under the line of credit as of December 31, 2010.

On March 6, 2009, the Company entered into a BAHT 50.0 million ($1.7 million) revolving credit facility with Export-Import Bank of Thailand ("EXIM") and has a termination date at the discretion of EXIM or the Company. This revolving credit facility bears interest at EXIM prime rate less 0.75% for BAHT borrowings and at London Interbank Offer Rates (LIBOR) plus 3.5% for U.S. dollar borrowings. Repayments of principal are required within 90 days from the date of each draw down borrowing and interest is payable once a month on the last day of the month. The credit facility is secured by a BAHT 45.1 million ($1.5 million) mortgage on land, building and equipment. The Company had BAHT 4.8 million ($0.2 million) available under these credit facilities with BAHT 40.3 million ($1.3 million) of letters of credit outstanding with no amounts outstanding under the line of credit as of December 31, 2010.

The Company has a BAHT 225.7 million ($7.5 million) term loan with a Thailand bank, bearing interest at the bank's Minimum Lending Rate ("MLR") less 1.00% for the first two years and MLR less 0.50%, thereafter, and is secured by equipment, building and lease rights of the property where the equipment and building are located. The bank's MLR was 6.125% at December 31, 2010. The promissory note required monthly payments of interest only for the first six months beginning in October 2007 with monthly payments of BAHT 1.4 million ($46 thousand) plus interest beginning April 2008, increasing to BAHT 3.5 million ($0.1 million) in July 2008, and finally increasing to BAHT 3.8 million ($0.1 million) beginning in December 2008 and maturing in May 2013. The term loan had a balance outstanding on December 31, 2010 of BAHT 80.3 million ($2.7 million).

Other Debt –

In conjunction with the acquisition of SL Limitada, the Company entered into a five year installment obligation with the Seller of SL Limitada for $4.5 million, secured by a share pledge agreement for 30% of the equity of GSE Lining Technology Chile, S.A., an indirect wholly owned subsidiary of the

GSE Holding, Inc.
Notes to Consolidated Financial Statements (Continued)

10. Long-Term Debt – (Continued)

Company. The installment obligation bears interest at 5% for the first two years, converting to a variable rate based on LIBOR for the remaining term. Payments are in five annual principal and interest amounts beginning on January 1, 2007. The installment obligation has a balance outstanding on December 31, 2010 of $0.9 million, which was paid in January 2011.

In connection with the ProGreen acquisition, the Company entered into a three-year unsecured promissory note in the original principal amount of $2.7 million. The note bears interest at the rate of 5.13% per annum and is payable in three equal annual principal payments of $0.9 million plus accrued interest commencing October 13, 2007. The note has a balance outstanding of $0.9 million on December 31, 2010 due to the Company electing to not make the final payment due on October 13, 2009, as the Company is in dispute with the former owners of ProGreen in regards to the $1.3 million warranty claims discussed in Note (3). ProGreen ("the Plaintiff") filed a lawsuit in the Unites States District Court for the Southern District of Texas to recover the $0.9 million outstanding balance plus interest and attorneys' fees from the Company. The Company filed its affirmative defenses and counterclaimed against the Plaintiff, for recovery of all consideration paid to the Plaintiff, as well as asserted other legal claims for damages against the Plaintiff. In March 2011, the Company and the Plaintiff resolved these actions. In connection with this resolution, the Company made payments totaling $0.7 million in full settlement of the $0.9 million principal balance owed to the Plaintiff, with the residual difference recorded within other income, net.

11. Fair Value of Financial Instruments –

Effective January 1, 2008, the Company adopted FASB ASC Topic 820, "Fair Value Measurements" (formerly SFAS No. 157), for assets and liabilities measured at fair value on a recurring basis. FASB ASC Topic 820 establishes a common definition for fair value to be applied to existing GAAP that requires the use of fair value measurements, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. The adoption of FASB ASC Topic 820 did not have a material impact on the Company's financial position or operating results, but did expand certain disclosures.

FASB ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, FASB ASC Topic 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

The three levels of inputs used are as follows:

Level 1 – Observable inputs such as quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

GSE Holding, Inc.
Notes to Consolidated Financial Statements (Continued)

11. Fair Value of Financial Instruments – (Continued)

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

In January 2005, the Company entered into a $75.0 million interest rate swap as a mechanism to convert $75.0 million of fixed rate debt to variable rate debt. As of December 31, 2005, the fair value of the interest rate swap agreement of $3.1 million was recorded in other liabilities with a corresponding decrease in the carrying value of debt. On January 1, 2006, the Company began marking to market the liability for the change in value of the interest rate swap and reflecting the change in value in the line item titled "Change in Fair Value of Derivatives" in the consolidated statement of operations.In addition, in January 2006, the Company began accreting the $3.1 million reduction in the carrying value of debt as a yield adjustment to interest expense over the life of the debt. During each of the years ended December 31, 2010, 2009 and 2008, accretion of this loss on the interest rate swap increased the respective annual interest expense by approximately $0.5 million. In accordance with the terms of the interest rate swap agreement, the counterparty to the interest rate swap elected the optional early termination provision of the agreement on May 15, 2009, and paid the Company approximately $2.1 million.

In June 2009, the Company entered into a $75.0 million interest rate swap as a mechanism to convert $75.0 million of fixed rate debt to variable rate debt. The variable rate is one month LIBOR plus 8.925% and a term through May 5, 2012. In July 2010, the Company entered into a EUR 1.0 million ($1.3 million) interest rate swap in connection with the German revolving credit facility. The swap has an interest rate of 3.03% and expires in July 2015. Due to the mark-to-market change in value of the interest rate swaps, the Company recorded approximately $0.1 million and $0.2 million during the years ended December 31, 2010 and 2009, respectively, as a change in fair value of derivatives in the Consolidated Statement of Operations. The fair value of the $75 million interest rate swap at December 31, 2009 was $0.1 million, based on Level 2 inputs. In accordance with the terms of the interest rate swap agreement, the counter party to the interest rate swap notified the Company on April 19, 2010 it elected the optional early termination provision of the agreement to be effective May 15, 2010. The early termination provision of the interest rate swap agreement required no cash settlement to be paid to the Company. At December 31, 2010, the fair value of the EUR 1.0 million interest rate swap was approximately EUR 12 thousand ($14 thousand), based on Level 2 inputs.

In connection with the Merger, Gundle/SLT issued $150.0 million of 11% senior notes due in May 2012. Within the terms of the senior notes are two embedded derivatives that allowed for optional early redemption of the senior notes. These embedded derivatives were not considered clearly and closely related to the debt agreement and therefore were required to be valued separately from the senior notes. These options expired on May 15, 2007 and May 15, 2008. At the date of the issuance of the senior notes, the fair value of the embedded derivates was determined to be $0.3 million. This amount was recorded in other assets with a corresponding increase to the carrying value of the senior notes. This premium is amortized as a yield adjustment to interest expense over the life of the debt. Amortization of this premium reduced interest expense by approximately $40 thousand in each of the years ended December 31, 2010, 2009 and 2008, respectively.

GSE Holding, Inc.
Notes to Consolidated Financial Statements (Continued)

11. Fair Value of Financial Instruments – (Continued)

The Company's other financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables and debt instruments. The carrying values of cash and cash equivalents, trade receivables and trade payables are considered to be representative of their respective fair values due to the short-term nature of these instruments. In addition, the carrying values of the Company's floating-rate debt instruments are deemed to approximate their respective fair values as they carry interest rates that adjust with underlying market rates. The Company had $150.0 million of fixed-rate debt instruments as of December 31, 2010 and 2009, with fair values of approximately $142.2 million and $148.5 million, respectively, based on Level 2 inputs. The fair value of long-term debt was estimated based on quoted market prices for these or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

No interest was capitalized in the consolidated financial statements for any period presented.

12. Stock Options –

GEO Holdings Corp. 2004 Stock Option Plan

The GEO Holdings Corp. ("GEO Holdings") 2004 Stock Option Plan (the "GEO Holdings Option Plan") became effective upon the consummation of the CHS Merger. Under the GEO Holdings Option Plan, the board of directors of GEO Holdings (or a committee thereof) may from time to time grant options to purchase common stock of GEO Holdings representing up to 2,276,703 (614,085 not issued as of December 31, 2010) shares of GEO Holdings' common stock on a fully-diluted basis immediately following the consummation of the Merger to executives or other key employees or directors of GEO Holdings and its subsidiaries. Both "nonqualified" stock options and "incentive" stock options may be granted under the GEO Holdings Option Plan with terms to be determined by the board of directors (or a committee thereof). The 1,207,965 options to purchase GEO Holdings common stock received by certain of the Company's executives in exchange for options to purchase GSE common stock on the closing date of the Merger pursuant to executive securities agreements, which represented approximately 10% of GEO Holdings' common stock on a fully-diluted basis immediately following the completion of the Merger, were issued under the GEO Holdings Option Plan. The weighted average exercise price of the exchanged options is $1.01 per share.

These exchanged options are exercisable at any time and expire ten years from the date of grant, unless the holder is terminated for cause, as defined in the GEO Holdings Option Plan. In connection with a termination for cause, the Company or CHS IV has (1) the obligation to repurchase such options for the original cost, which is $5.11 less the original predecessor option's exercise price (which averages $1.01), and (2) the right, but not the obligation, to purchase any outstanding common stock held as a result of exercising such options for the lesser of fair market value or original cost. Should the holder separate from the Company for any reason other than cause, the Company or CHS IV would have the right but not the obligation to purchase any of the outstanding exchanged options or common stock held as a result of exercising such options for the greater of fair market value or original cost.

See Note 2, Summary of Significant Accounting Policies – Stock-Based Compensation, regarding the Company's stock-based awards and compensation expense for each of the three years ended December 31, 2010, 2009 and 2008.

GSE Holding, Inc.
Notes to Consolidated Financial Statements (Continued)

13. Income Taxes –

Domestic and foreign income (loss) from continuing operations before income taxes were as follows (in thousands):

	Year Ended December 31,
	2010	2009	2008
	(Restated)	(Restated)	(Restated)
Domestic	$(19,440)	$(13,741)	$(5,771)
Foreign	5,027	(4,234)	10,271

Total	$(14,413)	$(17,975)	4,500

The provision (benefit) for income taxes from continuing operations consisted of the following (in thousands):

	Year Ended December 31,
	2010	2009	2008
Current expense (benefit):
U.S.
Federal	$(2,346)	$1,121	$(377)
State	137	422	361

Total U.S.	(2,209)	1,543	(16)
Foreign	1,834	967	2,574

Total current	(375)	2,510	2,558
Deferred expense (benefit):
U.S.
Federal	(1,240)	(4,617)	2,887
State	5	(497)	490

Total U.S.	(1,235)	(5,114)	3,377
Foreign	(459)	(1,933)	479

Total deferred	(1,694)	(7,047)	3,856

Total (benefit) provision for income taxes	$(2,069)	$(4,537)	$6,414

GSE Holding, Inc.
Notes to Consolidated Financial Statements (Continued)

13. Income Taxes – (Continued)

Reconciliation between the (benefit) provision for income taxes from continuing operations and income taxes computed by applying the statutory rate is as follows (in thousands):

	Year Ended December 31,
	2010	2009	2008
Tax (benefit) provision at statutory rate	$(5,045)	$(6,291)	$1,575
Add (deduct)
Meals and entertainment disallowance	34	34	39
Dividends	966	605	16
Change in valuation allowance	2,124	874	4,735
Taxable differential for foreign subsidiaries	(528)	310	(1,477)
State income tax	(10)	(60)	683
Other, net	390	(9)	843

	$(2,069)	$(4,537)	$6,414

The tax effects of temporary differences that gave rise to the deferred tax assets and liabilities were:

	2010	2009
	(in thousands)
Deferred tax assets:
Accrued expenses	$4,624	$5,220
Foreign tax credit	12,816	12,111
Net operating loss carryforward	8,845	5,768
AMT carryforward	712	757
Capital loss carryforward	656	–
Valuation allowance	(17,209)	(12,585)

	10,444	11,271
Deferred tax liabilities:
Excess book basis over tax basis for property, plant and equipment and intangible assets	(8,733)	(11,771)
Other	(243)	(573)

	(8,976)	(12,344)

Total deferred tax asset (liability)	$1,468	$(1,073)

At December 31, 2010, the Company has net operating loss carryforwards for U.S. federal income tax purposes of $23.9 million which will begin to expire, if unused, in 2023. The Company also has foreign tax credit carryfowards for U.S. federal income tax purposes of $12.8 million which will begin to expire, if unused, in 2011. In addition, the Company has an alternative minimum tax credit carryforward of $0.7 million, which does not expire. The valuation allowance increased in 2010 due to the net of foreign tax credits generated on foreign earnings repatriated or deemed repatriated in 2010, the redetermination of the foreign tax credit from earlier years and the increase in the net operating loss. The valuation allowance was recorded based on management's best estimate that it is more likely than not that a portion of the federal and state net operating loss carryforwards and foreign tax credits will

GSE Holding, Inc.
Notes to Consolidated Financial Statements (Continued)

13. Income Taxes – (Continued)

not be realized. At December 31, 2010, the valuation allowance on foreign tax credits and federal and state net operating losses was $17.2 million.

Undistributed retained earnings of the Company's foreign subsidiaries amounted to approximately $20.4 million at December 31, 2010. Provision for U.S. federal and state income taxes has not been provided for earnings considered to be indefinitely reinvested. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of the unrecognized deferred tax asset/liability, if any, for temporary differences related to investments in foreign subsidiaries that are essentially permanent in duration is not practicable.

The Company is subject to income tax in U.S. federal, state and foreign jurisdictions. Based on applicable statutes of limitations, the Company is generally no longer subject to examinations by tax authorities in years prior to 2004.

The Company had no unrecognized tax benefits as of December 31, 2010 and 2009. Consistent with prior practices, the Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The Company did not incur any interest and penalties nor accrue any interest for the years ended December 31, 2010, 2009 and 2008.

14. Employee Benefit Plans –

The Company has a defined contribution employee benefit plan under which substantially all U.S. employees are eligible to participate. The Company matches a portion of the employees' contributions. The Company contributed approximately $0.3 million, $0.5 million and $0.5 million to the plan during the years ended December 31, 2010, 2009 and 2008, respectively.

The Company had a Corporate Retirement Plan, which was an executive nonqualified deferred compensation plan. Qualifying executive officers could elect to defer compensation and take distributions after separation from GSE service or for disability, unforeseen emergency, or death. There was no participation in this plan by a qualifying executive officer during the year ended December 31, 2010 and this plan was terminated during 2010. The participants contributed a total of approximately $118 thousand and $300 thousand to this plan and the Company made matching contributions of approximately $12 thousand and $49 thousand during the years ended December 31, 2009 and 2008, respectively.

15. Concentration of Credit and Other Risks –

Accounts receivable, as financial instruments, could potentially subject the Company to concentrations of credit risk. The Company continuously evaluates the creditworthiness of its customers and may require customers to provide letters of credit to guarantee payments. During the years ended December 31, 2010, 2009 and 2008, no single customer accounted for 10% or more of sales.

The Company currently purchases its raw material, mainly polyethylene resins from at least two suppliers at each location. Polyethylene resins are occasionally in short supply and are subject to substantial price fluctuation in response to market demand. The Company has not encountered any significant prolonged difficulty to date in obtaining raw materials in sufficient quantities to support its

GSE Holding, Inc.
Notes to Consolidated Financial Statements (Continued)

15. Concentration of Credit and Other Risks – (Continued)

operations at current or expected near-term future levels. However, any disruption in raw material supply or abrupt increases in raw material prices could have an adverse effect upon the Company's operations.

16. Commitments and Contingencies –

Product Warranties and Insurance Coverage –

The Company's products are sold and installed with specified limited warranties as to material quality and workmanship. These limited warranties may last for up to 20 years, but are generally limited to repair or replacement by the Company of the defective liner or the dollar amount of the contract involved, on a prorated basis. The Company may also indemnify the site owner or general contractor for other damages resulting from negligence of the Company's employees. The Company accrues a warranty reserve based on estimates for warranty claims. This estimate is based on historical claims history and current business activities and is accrued as a cost of sales in the period such business activity occurs. As previously discussed in Note (4), the warranty reserve accrual was increased approximately $1.3 million during the fiscal year ended 2009 relating to warranty claims arising from projects that were completed prior to the exit from the synthetic turf business. The table below reflects a summary of activity of the Company's operations for warranty obligations through December 31, 2010 (in thousands):

Balance at December 31, 2007	$1,969
Obligations adjusted	(44)
Obligations paid	(169)

Balance at December 31, 2008	1,756
Obligations adjusted	2,079
Obligations paid	(461)

Balance at December 31, 2009	3,374
Obligations adjusted	(61)
Obligations paid	(511)

Balance at December 31, 2010	$2,802

Although the Company is not exposed to the type of potential liability that might arise from being in the business of handling, transporting or storing hazardous waste or materials, the Company could be susceptible to liability for environmental damage or personal injury resulting from defects in the Company's products or negligence by Company employees in the installation of its lining systems. Such liability could be substantial because of the potential that hazardous or other waste materials might leak out of their containment system into the environment. The Company maintains liability insurance, which includes contractor's pollution liability coverage in amounts which it believes to be prudent. However, there is no assurance that this coverage will remain available to the Company. While the Company's claims experience to date may not be a meaningful measure of its potential exposure for product liability, the Company has experienced no material losses from defects in products and installations.

GSE Holding, Inc.
Notes to Consolidated Financial Statements (Continued)

16. Commitments and Contingencies – (Continued)

Bonding – Bank Guarantees –

The Company, in some direct sales and raw material acquisition situations, is required to post performance bonds or bank guarantees as part of the contractual guarantee for its performance. The performance bonds or bank guarantees can be in the full amount of the contracts. To date the Company has not received any claims against any of the posted securities, most of which terminate at the final completion date of the contracts. As of December 31, 2010, the Company had $4.4 million of bonds outstanding and $5.7 million of guarantees issued under its bank lines.

Litigation and Claims –

The Company is a party to various legal actions arising in the ordinary course of our business. These legal actions cover a broad variety of claims spanning the Company's entire business. We believe it is not reasonably possible that resolution of these legal actions will, individually or in the aggregate, have a material adverse effect on our financial condition, results of operations or cash flows.

Operating Leases –

The Company leases certain equipment through operating lease arrangements of varying terms. The following is a schedule of future minimum lease payments for operating leases as of December 31, 2010 (in thousands):

Year ending December 31,
2011	$487
2012	309
2013	164
2014	144
2015	124
Thereafter	884

$2,112

Annual rent expense under the terms of non-cancelable operating leases was less than 1% of consolidated sales during the years ended December 31, 2010, 2009 and 2008.

17. Related Party Transaction –

Management Agreement with CHS Management IV LP

In connection with the Merger, the Company entered into a management agreement with GEO Holdings and CHS Management IV LP ("CHS Management") a limited partnership (1) of which CHS is the general partner and (2) which is the general partner of CHS IV. Pursuant to the management agreement, CHS Management provides certain financial and management consulting services to GEO Holdings and to the Company. In consideration of those services, the Company pays fees to CHS Management in an aggregate annual amount of $2.0 million payable in equal monthly installments. The Company also agreed to reimburse CHS Management for its reasonable travel and other out-of-pocket

GSE Holding, Inc.
Notes to Consolidated Financial Statements (Continued)

17. Related Party Transaction – (Continued)

expenses. The Company also provides customary indemnification to CHS Management. In connection with the structuring and implementation of the Merger and related financing transactions, GEO Holdings paid CHS management fees in the aggregate amount of $5.0 million at the completion of the Merger. Under the Management Agreement, GEO Holdings will pay CHS Management a fee equal to 5% of any additional proceeds of GEO Holdings' capital stock purchased from time to time by CHS Management or its affiliates. The management fee is subordinated to the prior payment in full of principal, interest and premium due and owing under its credit facility and the indenture governing the senior notes, but the Company may pay the management fee at all times except during certain events of default under its credit facility or under the indenture governing the senior notes. In the event any portion of the management fee is not so paid, such amount will accrue and become due and payable in the next month when payment is permitted. Under this agreement, the Company paid and expensed CHS $2.0 million during the years ended December 31, 2010, 2009 and 2008, respectively. The amounts paid to CHS are included in selling, general and administrative expenses in the Consolidated Statements of Operations. As of December 31, 2010 and 2009, there were no amounts payable to CHS under this agreement.

Compensatory Arrangements of Certain Officers

The Company's former President and Chief Executive Officer ("CEO") passed away unexpectedly on August 5, 2009. Under the terms of the CEO's employment contract and the Company's benefit plans, the CEO's estate is to be paid approximately $1.0 million, in equal semi-monthly payments of approximately $28 thousand over an eighteen month period, beginning in September 2009. Accordingly, the Company recorded approximately $1.0 million of expense during the year ended December 31, 2009 as a component of selling, general and administrative expenses in the accompanying Consolidated Statements of Operations. As of December 31, 2010, there is approximately $0.1 million to be paid to the former CEO's estate and is recorded as a liability in accrued liabilities and other.

18. Segment Information –

The Company's operating and external reporting segments are based on geographic regions, which is consistent with the basis of how management internally reports and evaluates financial information used to make operating decisions. The Company's reportable segments are North America, Europe Africa, Asia Pacific, Latin America and Middle East.

Management evaluates performance and allocates resources based on sales and gross margin. The accounting policies of the reportable segments are the same as those described in Note 2 – Summary of Significant Accounting Policies.

In 2010, the Company sold its 75.5% interest in GSE Bentoliner (Canada) to the minority stockholders. Additionally, it closed GSE Lining Technology Limited in the UK and sold its US installation business. In 2008, the Company sold GSE GeoSport Surfaces, its synthetic turf business. As described in Note 4 – Discontinued Operations, the Company excluded the results of these components of its business from results from continuing operations. The results from those components are also excluded from the segment information presented below, as management believes results from continuing operations provides a better view of the Company. Prior to selling or discontinuing these operations,

GSE Holding, Inc.
Notes to Consolidated Financial Statements (Continued)

18. Segment Information – (Continued)

GSE Bentoliner, US Installation and GSE GeoSport were part of the North America segment. GSE Lining Technology Limited was part of the Europe Africa segment.

The following tables present information about the results from continuing operations and assets of the Company's reportable segments for the periods presented.

	Year ended December 31, 2010
	N. America	Europe Africa	Asia Pacific	Latin America	Middle East	Total
	(in thousands)
Sales to external customers	$142,956	$104,506	$49,370	$36,120	$9,831	$342,783
Intersegment sales	18,896	1,514	8,869	–	1,594	30,873

Total segment sales	161,852	106,020	58,239	36,120	11,425	373,656
Gross profit	24,005	10,506	4,301	3,855	1,216	43,883
Gross margin	14.8%	9.9%	7.4%	10.7%	10.6%	11.7%
Segment assets	176,973	58,640	40,126	26,954	11,068	313,761

	Year ended December 31, 2009
	N. America	Europe Africa	Asia Pacific	Latin America	Middle East	Total
	(in thousands)
Sales to external customers	$137,504	$82,278	$37,754	$23,613	$10,050	$291,199
Intersegment sales	7,034	2,503	4,187	–	1,741	15,465

Total segment sales	144,538	84,781	41,941	23,613	11,791	306,664
Gross profit	25,377	6,654	1,220	(1,389)	1,300	33,162
Gross margin	17.6%	7.8%	2.9%	-5.9%	11.0%	10.8%
Segment assets	150,235	59,037	32,111	21,484	10,273	273,140

	Year ended December 31, 2008
	N. America	Europe Africa	Asia Pacific	Latin America	Middle East	Total
	(in thousands)
Sales to external customers	$183,743	$105,111	$58,658	$45,931	$15,552	$408,995
Intersegment sales	9,334	509	305	10	–	$10,158

Total segment sales	193,077	105,620	58,963	45,941	15,552	419,153
Gross profit	26,782	14,799	4,542	3,340	2,522	51,985
Gross margin	13.9%	14.0%	7.7%	7.3%	16.2%	12.4%
Segment assets	208,754	56,654	35,331	30,731	9,598	341,068

The following tables reconcile the segment information presented above to the consolidated financial information.

GSE Holding, Inc.
Notes to Consolidated Financial Statements (Continued)

18. Segment Information – (Continued)

Sales

	Reconciliation to Consolidated Sales
	Year ended December 31,
	2010	2009	2008
	(in thousands)
Total segment sales	$373,656	$306,664	$419,153
Intersegment sales	(30,873)	(15,465)	(10,158)

Consolidated sales	$342,783	$291,199	$408,995

Assets

	Reconciliation to Consolidated Assets
	December 31,
	2010	2009
	(Restated)	(Restated)
	(in thousands)
Total segment assets	$313,761	$273,140
Intersegment balances	(37,395)	(18,785)
Other	(59)	3

Consolidated assets	$276,307	$254,358

Long Lived Assets

	December 31,
	2010	2009
	(in thousands)
United States	$63,229	$65,127
Canada	–	4,812
Germany	21,490	21,701
United Kingdom	5,904	6,118
Thailand	22,115	21,933
Chile	7,502	7,421
Egypt	4,427	4,633

Total	124,667	131,745

GSE Holding, Inc.
Notes to Consolidated Financial Statements (Continued)

18. Segment Information – (Continued)

Geographic Sales Information

The following table presents further geographic detail for sales related to continuing operations. For purposes of this disclosure, sales are attributed to individual countries on the basis of the physical location and jurisdiction of the entity invoicing the customer for the sale.

	Year ended December 31,
	2010	2009	2008
	(in thousands)
North America	$142,956	$137,504	$183,743
Europe Africa	104,507	82,278	105,110
Asia Pacific	49,370	37,754	58,658
Latin America	36,120	23,613	45,931
Middle East	9,830	10,050	15,553

Total sales	$342,783	$291,199	$408,995

United States	$117,481	$115,639	$153,940
Non-United States	25,475	21,865	29,803

North America	$142,956	$137,504	$183,743

Product Information

The Company sells four significant types of geosynthetic lining products, generally categorized as geomembranes, drainage products, geosynthetic clay liners and nonwoven geotextiles. Geomembranes are synthetic polymeric lining materials used as barriers in geotechnical engineering applications. Drainage products, such as geonets and geocomposites, are typically installed along with geomembranes in a liner system to keep liquids from accumulating on the liners. Geosynthetic clay liners are typically installed as the bottom layer of a liner system. Nonwoven geotextiles are synthetic, staple fiber, nonwoven needle-punched fabrics used in environmental and other industrial applications. All other polysynthetic products are captured in the specialty products category. Each product category is sold in each geographic segment.

GSE Holding, Inc.
Notes to Consolidated Financial Statements (Continued)

18. Segment Information – (Continued)

The following table presents the sales of each product category for the years presented:

	Year ended December 31,
	2010	2009	2008
	(in thousands)
Geomembranes	$267,312	$216,776	$316,146
Drainage	31,167	32,324	38,981
Geosynthetic clay liners	18,639	20,428	23,099
Nonwoven geotextiles	10,399	8,928	12,739
Specialty products	7,208	6,950	8,849
Other	8,058	5,793	9,181

Total sales	$342,783	$291,199	$408,995

19. Subsequent Events –

In May 2011, the Company refinanced its $150 million 11 percent senior notes, as well as $27 million in borrowings under our existing revolving credit facility, with a portion of the proceeds from two new senior secured credit facilities. See Note 10, Long-Term Debt, for a discussion of these refinanced borrowing arrangements. These new facilities consist of (1) a five-year $160 million facility, which includes a $135 million term loan commitment and a $25 million revolving loan commitment, and (2) a five-year $40 million facility in the form of a term loan. In connection with its refinancing, the Company recorded a $2.0 million loss on extinguishment of debt, primarily related to the write off of unamortized debt issuance costs. Borrowings under each of these new facilities bears interest at a floating rate based on either Prime or LIBOR, at the Company's option. At May 27, 2011, the Company had $185 million in outstanding borrowings under these new facilities consisting of $175 million in term loans and $10 million in revolving loans at a weighted average interest rate of 9.48%.

Summarized below are the maturities of the Company's long-term debt under the new senior secured credit facilities immediately following the May 27, 2011 refinancing:

Year Ending December 31,	Amount
(in thousands)
2011	$675
2012	1,350
2013	1,350
2014	1,350
2015	1,350
Thereafter	178,672

$184,747

On November 22, 2011, the Company's Board of Directors and shareholders approved a 3.621-for-one stock split. The par value of the common stock was maintained at $0.01 per share. All references to common shares and per share amounts in the accompanying consolidated financial statements have been restated to reflect the stock split on a retroactive basis.

GSE HOLDING, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

	September 30, 2011	December 31, 2010
	(Unaudited)	(Restated)
ASSETS
Current assets:
Cash and cash equivalents	$8,720	$15,184
Accounts receivable:
Trade, net of allowance for doubtful accounts of $1,456 and $1,932	97,052	69,661
Other	5,031	5,420
Inventory, net	54,652	53,876
Deferred income taxes	1,368	1,812
Prepaid expenses and other	7,404	4,942
Income taxes receivable	577	540

Total current assets	174,804	151,435
Property, plant and equipment, net of accumulated depreciation	56,785	57,350
Goodwill	58,895	58,895
Intangible assets, net of accumulated amortization	3,076	4,121
Deferred income taxes	2,352	2,245
Other assets	7,150	2,261

TOTAL ASSETS	$303,062	$276,307

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$43,340	$32,566
Accrued liabilities	23,721	24,825
Income taxes payable	589	144
Short-term debt	4,821	4,380
Current portion of long-term debt	3,066	3,317
Deferred income taxes	242	242

Total current liabilities	75,779	65,474
Other liabilities	1,066	1,088
Deferred income taxes	2,438	2,347
Long-term debt, net of current portion	189,359	174,632

Total liabilities	268,642	243,541

Commitments and Contingencies
Stockholders' equity:
Common stock, $.01 par value, 13,397,700 shares authorized; 10,809,987 shares issued and outstanding	30	30
Additional paid-in capital	61,485	61,410
Accumulated deficit	(28,519)	(30,409)
Accumulated other comprehensive income	1,424	1,735

Total stockholders' equity	34,420	32,766

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$303,062	$276,307

The accompanying notes are an integral part of these condensed consolidated financial statements.

GSE HOLDING, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)
(Unaudited)

	Three Months Ended September 30,
	2011	2010
Sales	$146,842	$99,103
Cost of products	126,006	83,634

Gross profit	20,836	15,469
Selling, general and administrative expenses	12,761	11,310
Amortization of intangibles	329	563

Operating income	7,746	3,596
Other expenses (income):
Interest expense, net of interest income	4,657	4,933
Foreign currency transaction loss (gain)	(1,617)	1,853
Other income, net	(222)	(201)

Income (loss) from continuing operations before income taxes	4,928	(2,989)
Income tax provision	1,200	73

Income (loss) from continuing operations	3,728	(3,062)
Income from discontinued operations, net of income taxes	76	140

Net income (loss) attributable to GSE Holding, Inc.	$3,804	$(2,922)

Basic net income (loss) per common share:
Continuing operations	$0.34	$(0.28)
Discontinued operations	0.01	0.01

	$0.35	$(0.27)

Diluted net income (loss) per common share:
Continuing operations	$0.31	$(0.28)
Discontinued operations	0.01	0.01

	$0.32	$(0.27)

Weighted-average common shares outstanding, basic	10,810	10,810

Weighted-average common shares outstanding, dilutive	11,867	10,810

The accompanying notes are an integral part of these condensed consolidated financial statements.

GSE HOLDING, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)
(in thousands, except per share amounts)
(Unaudited)

	Nine Months Ended September 30,
	2011	2010
Sales	$353,791	$253,038
Cost of products	300,925	222,836

Gross profit	52,866	30,202
Selling, general and administrative expenses	31,499	31,064
Amortization of intangibles	1,057	1,710

Operating income (loss)	20,310	(2,572)
Other expenses (income):
Interest expense, net of interest income	14,978	14,531
Loss on extinguishment of debt	2,016	–
Foreign currency transaction loss (gain)	36	(718)
Change in fair value of derivatives	–	59
Other income, net	(928)	(1,457)

Income (loss) from continuing operations before income taxes	4,208	(14,987)
Income tax provision (benefit)	2,401	(322)

Income (loss) from continuing operations	1,807	(14,665)
Income (loss) from discontinued operations, net of income taxes	83	(4,220)

Net income (loss)	1,890	(18,885)
Non-controlling interest in consolidated subsidiaries	–	25

Net income (loss) attributable to GSE Holding, Inc.	$1,890	$(18,860)

Basic net income (loss) per common share:
Continuing operations	$0.17	$(1.36)
Discontinued operations	–	(0.39)

	$0.17	$(1.75)

Diluted net income (loss) per common share:
Continuing operations	$0.15	$(1.36)
Discontinued operations	0.01	(0.39)

	$0.16	$(1.75)

Weighted-average common shares outstanding, basic	10,810	10,810

Weighted-average common shares outstanding, dilutive	11,830	10,810

The accompanying notes are an integral part of these condensed consolidated financial statements.

GSE HOLDING, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(Unaudited)

	Nine Months Ended September 30,
	2011	2010
Cash flows from operating activities:
Net income (loss).	$1,890	$(18,885)
(Income) loss from discontinued operations	(83)	4,220
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	11,394	10,845
Loss on extinguishment of debt	2,016	—
Revaluation of non-dollar denominated debt	(158)	(373)
Changes in operational working capital, excluding cash and debt	(26,677)	(12,142)
All other items, net	289	(29)

Net cash used in operating activities – continuing operations	(11,329)	(16,364)
Net cash provided by (used in) operating activities – discontinued operations	5,087	(4,370)

Net cash used in operating activities	(6,242)	(20,734)

Cash flows from investing activities:
Purchase of property, plant and equipment	(7,713)	(1,887)

Net cash used in investing activities – continuing operations	(7,713)	(1,887)
Net cash provided by investing activities – discontinued operations	—	2,284

Net cash provided by (used in) investing activities	(7,713)	397

Cash flows from financing activities:
Proceeds from lines of credit	77,659	93,703
Repayments of lines of credit	(83,212)	(76,012)
Proceeds from long-term debt	173,085	—
Repayments of long-term debt	(152,411)	(1,917)
Payments for debt issuance costs	(7,274)	—

Net cash provided by financing activities – continuing operations	7,847	15,774
Net cash used in financing activities – discontinued operations	(650)	—

Net cash provided by financing activities	7,197	15,774

Effect of exchange rate changes on cash – continuing operations	312	(113)
Effect of exchange rate changes on cash – discontinued operations	(18)	(255)

Net decrease in cash and cash equivalents	(6,464)	(4,931)
Cash and cash equivalents at beginning of period	15,184	20,814

Cash and cash equivalents at end of the period	$8,720	$15,883

The accompanying notes are an integral part of these condensed consolidated financial statements.

GSE HOLDING, INC.
Notes to Condensed Consolidated Financial Statements

1. Nature of Business and Significant Accounting Policies –

(a) Organization and Description of Business –

GSE Holding, Inc. (the "Company"), is a Delaware corporation, formed in 2004, originally as GEO Holdings, Corp. Through its wholly-owned subsidiary Gundle/SLT Environmental, Inc. ("Gundle/SLT"), which is a Delaware corporation incorporated in 1986, the Company is a leading global manufacturer and marketer of highly engineered geosynthetic lining products for environmental protection and confinement applications. These lining products are used in a wide range of infrastructure end markets such as mining, waste management, liquid containment (including water infrastructure, agriculture and aquaculture), coal ash containment and shale oil and gas. The Company offers a full range of products, including geomembranes, drainage products, geosynthetic clay liners, nonwoven geotextiles, and other specialty products. The Company generates the majority of its sales outside of the United States, including emerging markets in Asia, Latin America, Africa and the Middle East. Its comprehensive product offering and global infrastructure, along with its extensive relationships with customers and end-users, provide it with access to high-growth markets worldwide, visibility into upcoming projects and the flexibility to serve customers regardless of geographic location. The Company believes that its market share, broad product offering, strong customer relationships, diverse end markets and global presence provide it with key competitive advantages in the environmental geosynthetic products industry. The Company manufactures its products at facilities located in the United States, Germany, Thailand, Chile and Egypt.

On May 18, 2004, GEO Sub Corp., a newly formed entity controlled by Code Hennessy & Simmons IV ("CHS IV"), merged with and into Gundle/SLT with Gundle/SLT surviving the Merger (the "Merger"), and each share of Gundle/SLT common stock converted into the right to receive $5.11 in cash, in a transaction valued at approximately $242.1 million. As a result of the Merger, all of the outstanding common stock of Gundle/SLT is owned by the Company which is controlled by CHS IV, an entity controlled by Code Hennessy & Simmons LLC ("CHS").

(b) Basis of Presentation –

The accompanying consolidated condensed financial statements have been prepared on the same basis as those in the Company's audited consolidated financial statements as of and for the year ended December 31, 2010. The December 31, 2010 Consolidated Condensed Balance Sheet data was derived from the Company's year-end audited consolidated financial statements but does not include all disclosures required by accounting principles generally accepted in the United States of America ("GAAP"). These condensed consolidated financial statements reflect all normal recurring adjustments that are, in the opinion of management, necessary for the fair presentation of such financial statements for the periods indicated. The Company believes that the disclosures herein are adequate to make the information presented not misleading. Operating results for the first nine months of 2011 are not necessarily indicative of results to be expected for the year ending December 31, 2011. These unaudited interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements as of and for the year ended December 31, 2010, and the notes thereto.

The preparation of financial statements in conformity with GAAP requires estimates and assumptions that affect the reported amounts as well as certain disclosures. The Company's financial statements

GSE HOLDING, INC.
Notes to Condensed Consolidated Financial Statements (Continued)

1. Nature of Business and Significant Accounting Policies – (Continued)

include amounts that are based on management's best estimates and judgments. Actual results could differ from those estimates.

(c) Recent Accounting Pronouncements –

In September 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-08, Intangibles – Goodwill and Other: Testing Goodwill for Impairment, to allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. As the amendments only impact the process of assessing goodwill for impairment, and not the recognition or measurement of an impairment charge, the adoption of these amendments is not expected to have a material impact on the Company's results of operations, financial position or cash flows.

In May 2011, the FASB issued ASU 2011-05, Comprehensive Income: Presentation of Comprehensive Income, to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments do not change the guidance regarding the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments should be applied retrospectively, and is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The adoption is not expected to have a material impact on the Company's results of operations, financial position or cash flows.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This ASU represents the converged guidance of the FASB and the IASB (the "Boards") on fair value measurement, and results in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term "fair value." These amendments change some of the terminology used to describe many of the existing requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments should be applied prospectively, and they are effective during interim and annual periods beginning after December 15, 2011. Early application by public entities is not permitted. The adoption is not expected to have a material impact on the Company's results of operations, financial position or cash flows.

GSE HOLDING, INC.
Notes to Condensed Consolidated Financial Statements (Continued)

1. Nature of Business and Significant Accounting Policies – (Continued)

In December 2010, the FASB issued ASU No. 2010-28, Intangibles – Goodwill and Other: When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. The amendments in this ASU modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing event or circumstance-driven guidance related to goodwill impairment testing between annual tests. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The adoption is not expected to have a material impact on the Company's results of operations, financial position or cash flows.

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, which clarifies certain existing disclosure requirements in ASC 820, Fair Value Measurements and Disclosures, as well as requires disclosures related to significant transfers between each level and additional information about Level 3 activity. ASU 2010-06 begins phasing in the first fiscal period after December 15, 2009. The Company did not make nor anticipates a significant transfer between each level as of December 31, 2010. As such, the Company does not believe this ASU will have any material impact on its consolidated financial position, results of operations or cash flows.

2. Discontinued Operations –

GSE Lining Technology Limited U.K. –

During the fourth quarter of 2009, the Company conducted a detailed productivity and efficiency review and assessment of all of its manufacturing facilities worldwide and adopted restructuring and productivity improvement programs across the entire Company. As part of these programs the Company decided to close GSE Lining Technology Limited ("GSE UK"), and its manufacturing facility located in the United Kingdom, before the end of 2010. The decision to close GSE UK was made as the evaluation determined the GSE UK facility was significantly less efficient than the Company's other facilities worldwide. The manufacturing facility ceased operations during 2010. The Company recorded an after tax income of $0.1 million in the three months ended September 11, 2011 and an after tax loss of $0.1 million in the three months ended September 30, 2010. The Company recorded an after tax loss of less than $0.1 million and $1.1 million for the nine months ended September 30, 2011 and 2010, respectively.

Summarized financial information for the Company's discontinued GSE UK operations is shown below:

	Three Months Ended September 30,
	2011	2010
	(in thousands)
Operations
Sales	$–	$3,504
Cost of products	4	3,211

Gross profit (loss)	(4)	293
Selling, general and administrative expenses	16	254
Amortization of intangibles	–	38
Foreign currency transaction (gain) loss and other	(96)	(83)
Income tax (benefit) provision	–	(56)

Income (loss) from discontinued operations	$(76)	$140

GSE HOLDING, INC.
Notes to Condensed Consolidated Financial Statements (Continued)

2. Discontinued Operations – (Continued)

	Nine Months Ended September 30,
	2011	2010
	(in thousands)
Operations
Sales	$–	$9,643
Cost of products	131	8,619

Gross profit	(131)	1,024
Selling, general and administrative expenses	39	1,993
Amortization of intangibles	–	111
Asset impairment	–	799
Foreign currency transaction gain and other	(129)	(91)
Income tax provision (benefit)	8	(693)

Loss from discontinued operations	$(49)	$(1,095)

	September 30, 2011	December 31, 2010
	(in thousands)
Assets
Cash	$2,464	$2,893
Accounts receivable	118	3,276
Inventory	–	2,248
Income taxes receivable	577	399
Prepaid and other current assets	58	25
Property, plant and equipment, net of accumulated depreciation	309	309
Customer lists and other intangible assets, net	–	289

Assets of discontinued operations	$3,526	$9,439

Liabilities
Accounts payable and accrued liabilities	$108	$483
Deferred income taxes	268	83

Liabilities of discontinued operations	$376	$566

GSE HOLDING, INC.
Notes to Condensed Consolidated Financial Statements (Continued)

2. Discontinued Operations – (Continued)

United States Installation Business –

During the fourth quarter of 2009, the Company conducted a detailed review of the profitability and viability of its United States installation business and decided to exit this business during 2010. The Company sold the United States installation business effective June 30, 2010, for approximately $2.3 million resulting in a gain on sale of assets of approximately $1.6 million. During the three months ended September 30, 2011 and 2010, there were no revenues recognized or operating expenses incurred. The Company recorded an after tax loss of $0.2 million during the nine months ended September 30, 2011 and an after tax gain of $0.7 million during the nine months ended September 30, 2010.

Summarized financial information for the Company's discontinued United States Installation operations is shown below:

	Nine Months Ended September 30,
	2011	2010
	(in thousands)
Operations
Sales	$–	$8,439
Cost of products	–	6,415

Gross profit	–	2,024
Selling, general and administrative expenses	–	2,447
(Gain) loss on sale of assets	221	(1,601)
Income tax expense	–	459

Income (loss) from discontinued operations	$(221)	$719

	September 30, 2011	December 31, 2010
	(in thousands)
Assets
Accounts receivable	$36	$325
Deferred tax asset	–	37

Assets of discontinued operations	$36	$362

Liabilities
Accrued liabilities	$89	$95

Liabilities of discontinued operations	$89	$95

GSE Bentoliner (Canada), Inc. –

The Company sold its 75.5% interest in GSE Bentoliner (Canada), Inc. ("Bentoliner") to the minority share holders' of Bentoliner, for cash and other considerations on April 16, 2010, effective March 31, 2010, resulting in a loss on sale of approximately $3.0 million. The loss on sale included the write off of approximately $2.1 million of goodwill. There were no revenues recognized or operating expenses

GSE HOLDING, INC.
Notes to Condensed Consolidated Financial Statements (Continued)

2. Discontinued Operations – (Continued)

incurred after March 31, 2010. During the nine months ended September 30, 2010 there was an after tax loss of $3.8 million recorded.

Summarized financial information for the Company's discontinued Bentoliner operations is shown below:

	Nine Months Ended September 30,
	2011	2010
	(in thousands)
Operations
Sales	$–	$526
Cost of products	–	752

Gross loss	–	(226)
Selling, general and administrative expenses	–	18
(Gain) loss on sale of assets	–	3,012
Other income	–	(79)
Income tax expense	–	667

Income (loss) from discontinued operations	$–	$(3,844)

GSE GeoSport Surfaces –

In March 2008, the Company reviewed its strategic long-term opportunities and decided to exit the synthetic turf business which operated as GSE GeoSport Surfaces ("GeoSport"). The Company made the decision to exit the synthetic turf business as overall market conditions and other factors did not permit the Company to earn an acceptable return. The Company completed the exit from the synthetic turf business as of December 31, 2008. During the three months ended September 30, 2011 and 2010, there were no revenues recognized or operating expenses incurred. For the nine months ended September 30, 2011 there was after tax income of $0.4 million recognized related to the forgiveness of debt.

Summarized financial information for the Company's discontinued GeoSport operations is shown below:

	Nine Months Ended September 30,
	2011	2010
	(in thousands)
Operations
Sales	$–	$–
Cost of products	–	–

Gross profit	–	–
Interest expense	12	–
Other income	(365)	–

Income from discontinued operations	$353	$–

GSE HOLDING, INC.
Notes to Condensed Consolidated Financial Statements (Continued)

2. Discontinued Operations – (Continued)

	September 30, 2011	December 31, 2010
	(in thousands)
Assets
Property, plant and equipment, net of accumulated depreciation	$–	$–
Customer lists and other intangible assets, net	–	–

Assets of discontinued operations	$–	$–

Liabilities
Accounts payable and accrued liabilities	$938	$988
Long-term debt	–	900

Liabilities of discontinued operations	$938	$1,888

Other Actions –

During the fourth quarter of 2009, the Company engaged an independent consulting firm which specializes in private equity portfolio company performance improvement. During the engagement, personnel from the consulting firm functioned in several interim management roles for the Company, including but not limited to Chief Financial Officer ("CFO") and Vice President of Operations, and were an integral part of the detailed productivity and efficiency review and assessment of the Company's operations. The firm charged the Company retainer fees during the three and nine months ended September 30, 2011 and 2010, respectively, which were recorded as a component of selling, general and administrative expenses ("SG&A") or discontinued operations ("DISCO"). The consulting firm also earned a success fee for the Company achieving agreed upon performance improvements during the three and nine months ended September 30, 2010 which was recorded as a component of SG&A and DISCO.

Summarized retainer and success fee expenses are shown below:

	Three months ended September 30, 2011	Three months ended September 30, 2010	Nine months ended September 30, 2011	Nine months ended September 30, 2010
	(in thousands)
Retainer Fee:
SG&A	$955	$598	$1,968	$2,236
DISCO	–	–	–	428

Total	$955	$598	$1,968	2,664

Success Fee:
SG&A	$–	$2,834	$–	$5,668
DISCO	–	–	–	1,907

Total	$–	$2,834	$–	$7,575

GSE HOLDING, INC.
Notes to Condensed Consolidated Financial Statements (Continued)

3. Inventory –

Inventory consisted of the following:

	September 30, 2011	December 31, 2010
	(in thousands)
Raw materials	$26,662	$24,350
Finished goods	26,075	28,231
Supplies	4,044	3,752
Obsolescence and slow moving allowance	(2,129)	(2,457)

	$54,652	$53,876

4. Property, Plant and Equipment –

Property, plant and equipment consisted of the following:

	Useful lives years	September 30, 2011	December 31, 2010
		(in thousands)
Land		$4,886	$4,911
Buildings and improvements	7-30	24,093	23,992
Machinery and equipment	3-10	102,040	94,789
Furniture and fixtures	3-5	980	975

		131,999	124,667
Less – accumulated depreciation		(75,214)	(67,317)

		$56,785	$57,350

Depreciation expense for the three months ended September 30, 2011 and 2010 was $2.8 million and $2.6 million, respectively. Depreciation expense for the nine months ended September 30, 2011 and 2010 was $8.3 million and $7.8 million, respectively.

GSE HOLDING, INC.
Notes to Condensed Consolidated Financial Statements (Continued)

5. Intangible Assets, net –

Customer lists and other intangible assets consisted of the following:

	Useful lives years	September 30, 2011	December 31, 2010
		(in thousands)
Customer lists	5-10	$25,565	$25,629
Software	3	1,500	1,500
Non-compete agreements	5-10	2,469	2,638
Other	1	350	468

		29,884	30,235
Accumulated amortization		(26,808)	(26,114)

		$3,076	$4,121

Amortization expense on intangible assets for the three months ended September 30, 2011 and 2010 was $0.3 million and $0.6 million, respectively. Amortization expense on intangible assets for the nine months ended September 30, 2011 and 2010 was $1.1 million and $1.7 million, respectively.

6. Accrued Liabilities –

Accrued liabilities consisted of the following:

	September 30, 2011	December 31, 2010
	(in thousands)
Customer prepayments	$104	$4,493
Accrued operating expenses	5,362	4,472
Self-insurance reserves	3,530	3,839
Compensation and benefits	6,139	5,043
Accrued interest	3,505	2,319
Taxes, other than income	1,919	1,735
Other accrued liabilities	3,162	2,924

	$23,721	$24,825

7. Warranty Reserves –

The Company's products are sold and installed with specified limited warranties as to material quality and workmanship. These limited warranties may last for up to 20 years, but are generally limited to repair or replacement by the Company of the defective liner or the dollar amount of the contract involved, on a prorated basis. The Company may also indemnify the site owner or general contractor for other damages resulting from negligence of the Company's employees. The Company accrues a warranty reserve based on estimates for warranty claims. This estimate is based on historical claims history and current business activities and is accrued as a cost of sales in the period such business

GSE HOLDING, INC.
Notes to Condensed Consolidated Financial Statements (Continued)

7. Warranty Reserves – (Continued)

activity occurs. The table below reflects a summary of activity of the Company's operations for warranty obligations for the nine months ended September 30, 2011 and 2010, respectively (in thousands):

Nine months ended September 30, 2011:
Balance at December 31, 2010	$2,802
Obligations adjusted	319
Obligations paid	(399)

Balance at September 30, 2011	$2,722

Nine months ended September 30, 2010:
Balance at December 31, 2009	$3,374
Obligations adjusted	(43)
Obligations paid	(491)

Balance at September 30, 2010	$2,840

Although the Company is not exposed to the type of potential liability that might arise from being in the business of handling, transporting or storing hazardous waste or materials, the Company could be susceptible to liability for environmental damage or personal injury resulting from defects in the Company's products or negligence by Company employees in the installation of its lining systems. Such liability could be substantial because of the potential that hazardous or other waste materials might leak out of their containment system into the environment. The Company maintains liability insurance, which includes contractor's pollution liability coverage in amounts which it believes to be prudent. However, there is no assurance that this coverage will remain available to the Company. While the Company's claims experience to date may not be a meaningful measure of its potential exposure for product liability, the Company has experienced no material losses from defects in products and installations.

GSE HOLDING, INC.
Notes to Condensed Consolidated Financial Statements (Continued)

8. Long-Term Debt –

Long-term debt consisted of the following:

	September 30, 2011	December 31, 2010
	(in thousands)
First Lien Credit Facility	$152,661	$–
Second Lien Term Loan, including payment in kind ("PIK") interest	40,280	–
11% Senior Notes due May 2012	–	$150,000
Revolving Credit Facility, floating interest rate	–	24,101
Term Loan – seller note with annual installments of $900,000 beginning October 2007, 5.13%	–	900
Term Loan – seller note with annual installments of $900,000 beginning January 2007, 5% for two years and floating thereafter	–	900
Term Loan – German bank secured by equipment, 5.15%, maturing March 2014	802	–
Term Loan – Thailand bank secured by equipment, monthly installments of $113,000, 6.375% variable through May 2013	1,472	2,670

	195,215	178,571
Less – current maturities	(3,066)	(3,317)
Unamortized discounts on first lien and second lien loans	(2,790)	–
Unamortized loss on interest rate swap and premium on senior notes	–	(622)

	$189,359	$174,632

First Lien Credit Facility –

On May 27, 2011, the Company entered into a five-year, $160.0 million first lien senior secured credit facility consisting of $135.0 million of term loan commitments, or the "First Lien Term Loan", and $25.0 million of revolving loan commitments, or the "Revolving Credit Facility", which is collectively referred to as the "First Lien Credit Facility". The First Lien Credit Facility will mature in May 2016. Any borrowings under the First Lien Credit Facility will incur interest expense that is variable in relation to the LIBOR (and/or Prime) rate. In addition to paying interest on outstanding borrowings under the First Lien Credit Facility, the Company is required to pay a 0.75% per annum commitment fee to the lenders in respect of the unutilized commitments, and letter of credit fees equal to the LIBOR margin on the undrawn amount of all outstanding letters of credit. As of September 30, 2011, there was $152.7 million outstanding under the First Lien Credit Facility consisting of $134.7 million in term loans and $18.0 million in revolving loans, and the interest rate on such loans was 7.0%. The Company had $5.0 million of capacity under the Revolving Credit Facility after taking into account outstanding loan advances and letters of credit.

GSE HOLDING, INC.
Notes to Condensed Consolidated Financial Statements (Continued)

8. Long-Term Debt – (Continued)

Second Lien Term Loan –

On May 27, 2011, the Company also entered into a 5.5 year, $40.0 million second lien senior secured credit facility consisting of $40.0 million of term loan commitments, or the "Second Lien Term Loan" which is collectively referred to with the First Lien Credit Facility as the "Senior Secured Credit Facilities". The Second Lien Term Loan will mature in November 2016. All borrowings under the Second Lien Term Loan will incur interest expense that is variable in relation to the LIBOR (and/or Prime) rate. Additionally, the term loan accrues PIK interest of 2% per annum. As of September 30, 2011, there was $40.3 million, including PIK interest, outstanding under the Second Lien Term Loan and the interest rate on the Second Lien Term Loan was 13.0%, including 2% PIK interest.

Restrictive Covenants.    The Senior Secured Credit Facilities contain various restrictive covenants that include, among other things, restrictions or limitations on the Company's ability to incur additional indebtedness or issue disqualified capital stock unless certain financial tests are satisfied; pay dividends, redeem subordinated debt or make other restricted payments; make certain loans, investments or acquisitions; issue stock of subsidiaries; grant or permit certain liens on assets; enter into certain transactions with affiliates; merge, consolidate or transfer substantially all of assets; incur dividend or other payment restrictions affecting certain subsidiaries; transfer or sell assets including, but not limited to, capital stock of subsidiaries; and change the business the Company conducts. However, all of these covenants are subject to exceptions. Beginning with the twelve months ended September 30, 2011 the Company was subject to a Total Leverage Ratio not to exceed 6.15:1.00 and an Interest Coverage Ratio of not less than 1.80:1.00. For the year ended December 31, 2011 the Company will be subject to a maximum Capital Expenditure Limitation of $17.5 million.

For all periods presented, the Company was in compliance with all financial debt covenants under the existing agreements.

Senior Notes and Revolving Credit Facility –

On May 27, 2011, the Company refinanced its $150 million 11% senior notes, as well as $27 million in borrowings under the old revolving credit facility with a portion of the net proceeds from the First Lien Credit Facility and Second Lien Term Loan, together with cash on hand. In connection with this refinancing, the Company recorded a $2.0 million loss from extinguishment of debt, primarily related to the write-off of unamortized debt issuance costs.

Germany Term Loan –

In April 2011, the Company entered into a EUR 0.7 million ($1.0 million) term loan with a German bank, bearing interest at 5.15% which is secured by equipment. The loan requires monthly payments of principal and interest totaling EUR 21 thousand ($31 thousand) beginning April 2011 and maturing in March 2014. The term loan has a balance outstanding on September 30, 2011 of EUR 0.6 million ($0.8 million).

GSE HOLDING, INC.
Notes to Condensed Consolidated Financial Statements (Continued)

9. Fair Value of Financial Instruments –

Effective January 1, 2008, the Company adopted FASB Accounting Standards Codification ("ASC") Topic 820, "Fair Value Measurements" (formerly SFAS No. 157), for assets and liabilities measured at fair value on a recurring basis. FASB ASC Topic 820 establishes a common definition for fair value to be applied to existing GAAP that requires the use of fair value measurements, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. The adoption of FASB ASC Topic 820 did not have a material impact on the Company's financial position or operating results, but did expand certain disclosures.

FASB ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, FASB ASC Topic 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

The three levels of inputs used are as follows:

Level 1—Observable inputs such as quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

In July 2010, the Company entered into a EUR 1.0 million ($1.3 million) interest rate swap in connection with the German revolving credit facility. The swap has an interest rate of 3.03% and expires in July 2015. The mark-to-market change in value of the interest rate swap, based on Level 2 inputs was minimal during the three and nine months ended September 30, 2011, and the Company did not record any change in fair value of derivatives in the consolidated statement of operations.

In June 2009, the Company entered into a $75.0 million interest rate swap as a mechanism to convert $75.0 million of fixed rate debt to variable rate debt. The variable rate was one month LIBOR plus 8.925% and had a term through May 5, 2012. In accordance with the terms of the interest rate swap agreement, the counterparty to the interest rate swap notified the Company on April 19, 2010 it elected the optional early termination provision of the agreement to be effective May 15, 2010. The early termination provision of the interest rate swap agreement required no cash settlement to be paid to the Company. Due to the mark-to-market change in the value of the interest rate swap, based on Level 2 inputs, the Company recorded a loss of approximately $0.1 million during the nine months ended September 30, 2010 as a change in fair value of derivatives in the consolidated statement of operations.

The Company's other financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables and debt instruments. The book values of cash and cash equivalents, trade receivables and trade payables are considered to be representative of their respective fair values due to the short-term nature of these instruments. In addition, the carrying values of the Company's floating-rate debt instruments are deemed to approximate their respective fair values as they carry

GSE HOLDING, INC.
Notes to Condensed Consolidated Financial Statements (Continued)

9. Fair Value of Financial Instruments – (Continued)

interest rates that adjust with underlying market rates. The Company had $150.0 million of fixed-rate debt instruments as of December 31, 2010, with fair values of approximately $142.2 million based on Level 2 inputs. The fair value of long-term debt was estimated based on quoted market prices for these or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

No interest was capitalized in the financial statements for any period presented.

10. Stock-Based Compensation –

All share-based payments to employees, including grants of employee stock options, are measured at their grant date calculated value, and expensed in the Consolidated Statements of Operations over the service period (generally the vesting period) of the grant. The Company uses a calculated value to measure the compensation expense for share-based awards made to employees, as it has determined that it is impracticable to determine the expected volatility of its share price. Instead, the Company uses an industry measure of volatility in calculating this value. The Company recognizes expense for all stock-based compensation with graded vesting on a straight-line basis over the vesting period of the entire award.

The value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model and there have been no changes from the methodology disclosed in the Company's consolidated financial statements for the year ended December 31, 2010.

The following table summarizes stock option activity for the Company as of September 30, 2011:

	Shares	Range of Exercise Price	Weighted Average Exercise Price
Outstanding and exercisable at December 31, 2010	1,662,618	$0.64-$6.35	$2.42
Forfeited options reissued	108,630	$5.11	$5.11

Outstanding and exercisable at September 30, 2011	1,771,248	$0.64-$6.35	$2.58

All outstanding stock options are held by employees and former employees of the Company and have an expiration date of 10 years from the date of grant. At September 30, 2011, the average remaining contractual life of options outstanding and exercisable was 4.3 years.

The Company recognized no stock-based compensation for the three-month periods ended September 30, 2011 and 2010. The Company recognized less than $0.1 million of stock-based compensation expense for the nine-month periods ended September 30, 2011 and 2010.

11. Income Taxes –

The Company's provision for income taxes is recorded at the estimated annual effective tax rates for each tax jurisdiction based on fiscal year to date results. The difference in the effective tax rate

GSE HOLDING, INC.
Notes to Condensed Consolidated Financial Statements (Continued)

11. Income Taxes – (Continued)

compared with the U.S. federal statutory rate is due to the mix of the international jurisdictional rates and the changes in the valuation allowance.

Income tax expense from continuing operations for the three months ended September 30, 2011 was $1.2 million compared to $0.1 million for the three months ended September 30, 2010. Income tax expense from continuing operations for the nine months ended September 30, 2011 was $2.4 million compared to an income tax benefit of $0.3 million for the nine months ended September 30, 2010. North American operations had a loss from continuing operations before income taxes during the three and nine months ended September 30, 2011 and it is not certain the existing net operating losses will be utilized in future periods to offset taxable income. Therefore, there was no income tax benefit recorded for the North American operations during the three and nine months ended September 30, 2011.

The Company believes there are no uncertain tax positions requiring recognition in the financial statements. The Company files income tax returns in the U.S. federal jurisdiction, and various state and international jurisdictions. As of September 30, 2011, the 2007-2010 U.S. federal income tax returns remain open to examination. In addition, open tax years for state and international jurisdictions remain subject to examination.

The Company may from time to time be assessed interest or penalties by major tax jurisdictions, although any such assessments historically have been minimal and immaterial to the financial results. In the event the Company has received an assessment for interest and/or penalties, it has been classified in the consolidated statements of operations as "other (income), net".

12. Concentration of credit and other risks –

Accounts receivable, as financial instruments, could potentially subject the Company to concentrations of credit risk. The Company continuously evaluates the creditworthiness of its customers and may require customers to provide letters of credit to guarantee payments. No single customer accounted for greater than 10% of consolidated sales for the nine months ended September 30, 2011 or 2010.

The Company currently purchases its raw material, mainly polyethylene resins from at least two significant suppliers at each location. Polyethylene resins are occasionally in short supply and are subject to substantial price fluctuation in response to market demand. The Company has not encountered any significant prolonged difficulty to date in obtaining raw materials in sufficient quantities to support its operations at current or expected near-term future levels. However, any disruption in raw material supply or abrupt increases in raw material prices could have an adverse effect upon the Company's operations.

13. Commitments and Contingencies –

Bonding – Bank Guarantees –

In certain direct sales, installation contracting and raw material acquisition situations, the Company is required to post performance bonds or bank guarantees as part of the contractual guarantee for its

GSE HOLDING, INC.
Notes to Condensed Consolidated Financial Statements (Continued)

13. Commitments and Contingencies – (Continued)

performance. The performance bonds or bank guarantees can be in the full amount of the contracts. To date the Company has not received any claims against any of the posted securities, most of which terminate at the final completion date of the contracts. As of September 30, 2011, the Company had $5.3 million of bonds outstanding and $5.6 million of guarantees issued under its bank lines.

Litigation and claims –

The Company is a party to various legal actions arising in the ordinary course of business. These legal actions cover a broad variety of claims spanning the Company's entire business. As of the date of this filing, the Company believes it is not reasonably possible that resolution of these legal actions will, individually or in the aggregate, have a material adverse effect on the Company's financial condition, results of operations or cash flows.

14. Related Party Transactions –

CHS Management IV LP

In connection with the Merger, the Company entered into a management agreement with GEO Holdings and CHS Management IV LP ("CHS") a limited partnership (1) of which CHS is the general partner and (2) which is the general partner of CHS IV. Pursuant to the management agreement, CHS provides certain financial and management consulting services to GEO Holdings and to the Company. In consideration of those services the Company pays fees to CHS in an aggregate annual amount of $2.0 million payable in equal monthly installments. The Company also agreed to reimburse CHS for its reasonable travel and other out-of-pocket expenses. The Company also provides customary indemnification to CHS. Under the Management Agreement, GEO Holdings will pay CHS a fee equal to 5% of any additional proceeds of GEO Holdings' capital stock purchased from time to time by CHS or its affiliates. The management fee is subordinated to the prior payment in full of principal, interest and premium due and owing under its credit facility and the indenture governing the senior notes, but the Company may pay the management fee at all times except during certain events of default under its credit facility or under the indenture governing the senior notes. In the event any portion of the management fee is not so paid, such amount will accrue and become due and payable in the next month when payment is permitted. Under this agreement the Company paid CHS $0.5 and $1.5 million during each of the three and nine months ended September 30, 2011 and 2010, respectively. The amounts paid to CHS Management are included in selling, general and administrative expenses in the Consolidated Statements of Operations. As of September 30, 2011 and December 31, 2010, there were no amounts payable to CHS under this agreement.

The management agreement was amended in connection with the refinancing of the senior notes and old revolving credit facility. As a result, the Company paid a $2.0 million consulting fee to CHS during the nine months ended September 30, 2011.

GSE HOLDING, INC.
Notes to Condensed Consolidated Financial Statements (Continued)

15. Net Income (Loss) per Share –

The Company recorded net income in each of the three and nine month periods ended September 30, 2011 and a net loss in each of the three and nine months ended September 30, 2010. Potential common shares are anti-dilutive in periods in which the Company records a net loss because they would reduce the respective period's net loss per share. Anti-dilutive potential common shares are excluded from the calculation of diluted earnings per share. As a result, net diluted loss per share was equal to basic net loss per share in the three and nine month periods ended September 30, 2010. There were approximately 512,020 stock options outstanding at September 30, 2010, of which 333,600 had exercise prices lower than the average price of Company common shares as of each of those dates. These in-the-money options would have been included in the calculation of diluted earnings per share had the Company not reported a net loss in each of the respective periods.

The basic and diluted net income (loss) per share calculations are presented below (in thousands, except for per share amounts):

	Three months ended September 30,
	2011	2010
Net income (loss) attributable to Company common stockholders:
From continuing operations	$3,728	$(3,062)
From discontinued operations	76	140

	$3,804	$(2,922)

Common share information:
Weighted-average common shares outstanding – basic	10,810	10,810
Dilutive effect of employee stock options	1,057	–

Weighted-average common shares outstanding – dilutive	11,867	10,810

Basic net income (loss) income per common share:
Continuing operations	$0.34	$(0.28)
Discontinued operations	0.01	0.01

	$0.35	$(0.27)

Diluted net income (loss) per common share:
Continuing operations	$0.31	$(0.28)
Discontinued operations	0.01	0.01

	$0.32	$(0.27)

GSE HOLDING, INC.
Notes to Condensed Consolidated Financial Statements (Continued)

15. Net Income (Loss) per Share – (Continued)

	Nine months ended September 30,
	2011	2010
Net income (loss) attributable to Company common stockholders:
From continuing operations	$1,807	$(14,640)
From discontinued operations	83	(4,220)

	$1,890	$(18,860)

Common share information:
Weighted-average common shares outstanding – basic	10,810	10,810
Dilutive effect of employee stock options	1,020	–

Weighted-average common shares outstanding – dilutive	11,830	10,810

Basic net income (loss) per common share:
Continuing operations	$0.17	$(1.36)
Discontinued operations	—	(0.39)

	$0.17	$(1.75)

Diluted net income (loss) per common share:
Continuing operations	$0.15	$(1.36)
Discontinued operations	0.01	(0.39)

	$0.16	$(1.75)

16. Segment Information –

The Company's operating and external reporting segments are based on geographic regions, which is consistent with the basis of how management internally reports and evaluates financial information used to make operating decisions. The Company's reportable segments are North America, Europe Africa, Asia Pacific, Latin America and Middle East.

The following tables present information about the results from continuing operations of the Company's reportable segments:

	Three months ended September 30, 2011
	N. America	Europe Africa	Asia Pacific	Latin America	Middle East	Total
	(in thousands)
Sales to external customers	$67,296	$45,391	$22,073	$10,189	$1,893	$146,842
Intersegment sales	5,202	129	4,187	326	765	10,609

Total segment sales	72,498	45,520	26,260	10,515	2,658	157,451
Gross profit	13,354	3,293	2,912	1,090	187	20,836
Gross margin	18.4%	7.2%	11.1%	10.4%	7.0%	13.2%

GSE HOLDING, INC.
Notes to Condensed Consolidated Financial Statements (Continued)

16. Segment Information – (Continued)

	Three months ended September 30, 2010
	N. America	Europe Africa	Asia Pacific	Latin America	Middle East	Total
	(in thousands)
Sales to external customers	$44,131	$30,770	$12,433	$10,121	$1,648	$99,103
Intersegment sales	2,206	551	3,769	–	(6)	6,520

Total segment sales	46,337	31,321	16,202	10,121	1,642	105,623
Gross profit	9,440	3,920	1,204	1,236	(331)	15,469
Gross margin	20.4%	12.5%	7.4%	12.2%	(20.2)%	14.6%

	Nine months ended September 30, 2011
	N. America	Europe Africa	Asia Pacific	Latin America	Middle East	Total
	(in thousands)
Sales to external customers	$155,579	$103,730	$56,772	$30,643	$7,067	$353,791
Intersegment sales	17,232	129	10,314	326	905	28,906

Total segment sales	172,811	103,859	67,086	30,969	7,972	382,697
Gross profit	33,300	7,763	7,742	3,441	620	52,866
Gross margin	19.3%	7.5%	11.5%	11.1%	7.8%	13.8%

	Nine months ended September 30, 2010
	N. America	Europe Africa	Asia Pacific	Latin America	Middle East	Total
	(in thousands)
Sales to external customers	$106,383	$83,771	$33,342	$23,353	$6,189	$253,038
Intersegment sales	16,039	1,264	6,459	–	1,594	25,356

Total segment sales	122,422	85,035	39,801	23,353	7,783	278,394
Gross profit	17,023	7,627	2,163	2,636	753	30,202
Gross margin	13.9%	9.0%	5.4%	11.3%	9.7%	10.8%

The following tables reconcile the segment information presented above to the consolidated financial information.

	Reconciliation to Consolidated Sales
	Three months ended September 30, 2011	Three months ended September 30, 2010	Nine months ended September 30, 2011	Nine months ended September 30, 2010
	(in thousands)		(in thousands)
Total segment sales	$157,451	$105,623	$382,697	$278,394
Intersegment sales	(10,609)	(6,520)	(28,906)	(25,356)

Consolidated sales	$146,842	$99,103	$353,791	$253,038

GSE HOLDING, INC.
Notes to Condensed Consolidated Financial Statements (Continued)

16. Segment Information – (Continued)

The Company's assets by reportable segment as of September 30, 2011 did not change significantly from amounts presented in the Segment Information footnote to its December 31, 2010 audited consolidated financial statements.

17. Comprehensive (Loss) Income –

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
	(in thousands)		(in thousands)
Net income (loss)	$3,804	$(2,922)	$1,890	$(18,860)
Foreign currency translation adjustment	(4,704)	5,881	(311)	(2,726)

Comprehensive income (loss)	$(900)	$2,959	$1,579	$(21,586)

18. Subsequent Events –

On October 18, 2011, the Company amended its Revolving Credit Facility to increase the aggregate revolving loan commitments from $25.0 million to $35.0 million. Increased capacity under the Revolving Credit Facility is anticipated to be used for working capital and to fund continued growth.

On October 19, 2011 and November 10, 2011, the Company filed amendments to its initial registration statement with the U.S. Securities and Exchange Commission. The initial registration statement was filed July 11, 2011 and related to a proposed initial public offering of the Company's common stock. The number of shares to be offered and the price range for the offering have not yet been determined. The shares of common stock to be sold in the offering are expected to be offered by GSE Holding, Inc. and certain of its stockholders.

On November 22, 2011, the Company's Board of Directors and shareholders approved a 3.621-for-one stock split. The par value of the common stock was maintained at $0.01 per share. All references to common shares and per share amounts in the accompanying consolidated financial statements have been restated to reflect the stock split on a retroactive basis.

GSE Holding Inc.
Schedule of Valuation and Qualifying Accounts
(in thousands)

	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
Allowance for Doubtful Accounts (Accounts Receivable):
Year ended December 31, 2008	$2,369	$459	$(68)	$2,760
Year ended December 31, 2009	2,760	1,999	(1,104)	3,655
Year ended December 31, 2010	$3,655	$108	$(1,831)	$1,932
Obsolescence and Slow Moving Allowance (Inventory):
Year ended December 31, 2008	$2,186	$–	$–	$2,186
Year ended December 31, 2009	2,186	1,980	(31)	4,135
Year ended December 31, 2010	$4,135	$–	$(1,678)	$2,457
Valuation Allowance (Deferred Tax Assets):
Year ended December 31, 2008	$8,632	$4,548	$–	$13,180
Year ended December 31, 2009	13,180	–	(595)	12,585
Year ended December 31, 2010	$12,585	$4,624	$–	$17,209

Global Reach

Houston
Santiago
Hamburg
Cairo
Bangkok
Regional Sales Offices
Manufacturing Facilities

Products

Drainage

Specialty

GCL

Geomembrane

9,000,000 Shares

GSE Holding, Inc.

Common Stock

PROSPECTUS

                                                 , 2011

Oppenheimer & Co.	FBR

William Blair & Company	BMO Capital Markets	Macquarie Capital

Until                        , 2012, U.S. federal securities laws may require all dealers that effect transactions in our securities, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II
Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

SEC registration fee	$17,792
FINRA filing fee	14,875
NYSE listing fee	163,000
Printing expenses	150,000
Legal fees and expenses	1,200,000
Accounting fees and expenses	250,000
Miscellaneous expenses	704,333

Total expenses	$2,500,000

Item 14. Indemnification of directors and officers.

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides for this limitation of liability.

Section 145 of the DGCL, or Section 145, provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our bylaws will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified.

We intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation, our bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers by the underwriters against certain liabilities.

Item 15. Recent sales of unregistered securities.

Set forth below is information regarding shares of our common stock issued, and stock options granted, by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such shares or equity awards and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

Under our 2004 Stock Option Plan, we made the following option grants: 389,916 in 2008, 114,785 in 2009, 43,452 in 2010 and 108,630 in 2011. We did not grant any stock options outside of our 2004 Stock Option Plan during the past three years.

In March 2008, we granted options to purchase 389,916 shares of our common stock to various employees, executives and directors, for no cash consideration, at an exercise price of $6.35 per share, which were fully vested upon issuance.

In September 2009, we granted options to purchase 108,630 shares of our common stock to our President and Chief Executive Officer, Mark C. Arnold, for no cash consideration, at an exercise price of $6.15 per share, which vest over four years.

On October 28, 2010, we granted options to purchase an aggregate of 43,452 shares of our common stock to two employees, for no cash consideration, at an exercise price of $6.15 per share.

On January 1, 2011, we granted options to purchase 36,210 shares of our common stock to our Vice President and Chief Accounting Officer, Gregg Taylor, for no cash consideration, at an exercise price of $5.11 per share, which were fully vested upon issuance.

On January 17, 2011, we granted options to purchase 72,420 shares of our common stock to our former Executive Vice President of Global Human Resources, Joellyn Champagne, under our 2004 Stock Option Plan, for no cash consideration, at an exercise price of $5.11 per share.

We have also entered into bonus letter agreements with certain employees, providing for a one-time payment upon the completion of this offering of approximately three percent, three quarters of one percent or one quarter of one percent, as applicable, of the net equity proceeds (determined as though 100% of our company's capital stock was sold) of this offering (payable 65% in shares of our common stock and 35% in cash). See "Executive Compensation – Compensation Discussion and Analysis – Bonus Letter Agreements" in the prospectus which is a part of this registration statement.

The offers, sales and issuances of the securities described above were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 of the Securities Act or Section 4(2) of the Securities Act. The offers, sales and issuances of the securities that were deemed to be exempt in reliance on Rule 701 were transactions under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The offers, sales and issuances of the securities that were deemed to be exempt in reliance upon Section 4(2) were each transactions not involving any public offering, and all recipients of these securities were accredited investors within the meaning of Rule 501 of Regulation D of the Securities Act. The recipients of the foregoing securities were our employees, directors or bona fide consultants and received the securities under our 2004 Stock Option Plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and financial statement schedules.

The exhibit index attached hereto is incorporated herein by reference.

Item 17. Undertakings.

(a)
The undersigned registrant hereby undertakes that:

(1)
To provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser;

(2)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(3)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Houston, Texas on November 23, 2011.

GSE Holding, Inc.
By:	/s/ MARK C. ARNOLD
Name:	Mark C. Arnold
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on November 23, 2011.

Signature	Title

/s/ MARK C. ARNOLD Mark C. Arnold	President, Chief Executive Officer and Director (Principal Executive Officer)
* William F. Lacey	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
* Gregg Taylor	Chief Accounting Officer (Principal Accounting Officer)
* Daniel J. Hennessy	Director and Chairman of the Board
* Michael G. Evans	Director
* Marcus J. George	Director

* Richard E. Goodrich		Director
* Robert C. Griffin		Director
* Charles A. Sorrentino		Director
*By:	/s/ MARK C. ARNOLD Mark C. Arnold, as Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
3.1	Amended and Restated Certificate of Incorporation of GSE Holding, Inc. (f/k/a GEO Holdings Corp.)†
3.2	Bylaws of GSE Holding, Inc. (f/k/a GEO Holdings Corp.)†
3.3	Certificate of Amendment, dated July 11, 2011, to the Amended and Restated Certificate of Incorporation of GSE Holding, Inc. (f/k/a GEO Holdings Corp.)
3.4	Certificate of Amendment, dated November 22, 2011, to the Amended and Restated Certificate of Incorporation of GSE Holding, Inc.
3.5	Form of Second Amended and Restated Certificate of Incorporation of GSE Holding, Inc. (to become effective immediately prior to consummation of this offering)*
3.6	Form of Amended and Restated Bylaws of GSE Holding, Inc. (to become effective immediately prior to consummation of this offering)*
4.1	Specimen Common Stock Certificate*
5.1	Opinion of Kirkland & Ellis LLP†
10.1	Stockholders Agreement, dated May 18, 2004, as amended May 2, 2006, by and among GSE Holding, Inc. (f/k/a GEO Holdings Corp.), Code Hennessy & Simmons IV LP, CHS Associates IV and the stockholders party thereto†
10.2	Registration Agreement, dated May 18, 2004, as amended May 2, 2006, by and among GSE Holding, Inc. (f/k/a GEO Holdings Corp.), Code Hennessy & Simmons IV LP, CHS Associates IV and the stockholders party thereto†
10.3	Management Agreement, dated as of May 18, 2004, as amended May 27, 2011, by and among CHS Management IV LP, GSE Holding, Inc. (f/k/a GEO Holdings Corp.) and Gundle/SLT Environmental, Inc.†
10.4	First Lien Credit Agreement, dated as of May 27, 2011, by and among Gundle/SLT Environmental, Inc., General Electric Capital Corporation and the other credit parties thereto†#
10.5	First Lien Guaranty and Security Agreement, dated as of May 27, 2011 by and among Gundle/SLT Environmental, Inc., the other grantors party thereto and General Electric Capital Corporation†
10.6	Second Lien Credit Agreement, dated as of May 27, 2011, by and among Gundle/SLT Environmental, Inc., Jefferies Finance LLC and the other credit parties thereto†#
10.7	Second Lien Guaranty and Security Agreement, dated as of May 27, 2011, by and among Gundle/SLT Environmental, Inc., the other grantors party thereto and Jefferies Finance LLC†
10.8	Intercompany Subordination Agreement (First Lien), dated as of May 27, 2011, by and among GSE Holding, Inc. (f/k/a GEO Holdings Corp.), Gundle/SLT Environmental, Inc., the other parties thereto and General Electric Capital Corporation†
10.9	Intercompany Subordination Agreement (Second Lien), dated as of May 27, 2011, by and among GSE Holding, Inc. (f/k/a GEO Holdings Corp.), Gundle/SLT Environmental, Inc., the other parties thereto and Jefferies Finance LLC†

Exhibit Number	Description
10.10	Intercreditor Agreement, dated as of May 27, 2011, by and among Gundle/SLT Environmental, Inc., the other grantors party thereto, General Electric Capital Corporation and Jefferies Finance LLC†
10.11	GSE Holding, Inc. (f/k/a GEO Holdings Corp.) 2004 Stock Option Plan†
10.12	Form of Stock Option Agreement pursuant to the GSE Holding, Inc. 2004 Stock Option Plan†
10.13	Grant of Nonqualified Stock Option, dated September 14, 2009, by and between Mark C. Arnold and GSE Holding, Inc.†
10.14	GSE Holding, Inc. 2011 Omnibus Incentive Compensation Plan*
10.15	Form of Sale Bonus Award†
10.16	GSE Holding, Inc. Form of Director and Officer Indemnification Agreement*
10.17	Executive Employment Agreement, dated September 14, 2009, by and between Mark C. Arnold and Gundle/SLT Environmental, Inc.†
10.18	Amended and Restated Executive Employment Agreement, dated March 4, 2010, by and between Mark C. Arnold and Gundle/SLT Environmental, Inc.†
10.19	Executive Employment Agreement, dated May 18, 2004, by and between Ernest C. English and GSE Lining Technology, Inc.†
10.20	Change of Control & Retention Agreement by and between Jeffery D. Nigh and GSE Lining Technology, LLC†
10.21	Change of Control & Retention Agreement, effective as of July 1, 2010, by and between Peter R. McCourt and GSE Lining Technology, LLC†
10.22	Change of Control & Retention Agreement, effective as of December 27, 2010, by and between GSE Lining Technology, LLC and Joellyn Champagne†
10.23	Offer Letter, dated April 16, 2010, by and between Gregg Taylor and GSE Lining Technology, LLC†
10.24	Offer Letter, dated August 12, 2010, by and between Ronald B. Crowell and GSE Lining Technology, LLC†
10.25	Offer Letter, dated July 13, 2009, by and between Mark C. Arnold and Gundle/SLT Environmental, Inc.†
10.26	Offer Letter, dated August 30, 2010, by and between Jeffery D. Nigh and GSE Lining Technology, LLC†
10.27	Offer Letter, dated May 28, 2010, by and between Peter McCourt and GSE Lining Technology, LLC†
10.28	Offer Letter, dated December 22, 2010, by and between Joellyn Champagne and GSE Lining Technology, LLC†
10.29	Intellectual Property and Confidentiality Agreement, dated January 17, 2011, by and between GSE Lining Technology, LLC and Joellyn Champagne†
10.30	Separation and Release Agreement, dated February 23, 2011, by and between Ronald B. Crowell and GSE Lining Technology, LLC†
10.31	Sale Bonus Letter Agreement, dated March 4, 2010, by and between Mark. C. Arnold and GSE Holding, Inc. (f/k/a GEO Holdings Corp.)†
10.32	IPO Bonus and Dividend Bonus Letter Agreement, dated September 16, 2010, by and between Mark C. Arnold and GSE Holding, Inc. (f/k/a GEO Holdings Corp.)†

Exhibit Number	Description
10.33	Bonus Letter Agreement, dated September 15, 2010, by and between Peter R. McCourt and GSE Holding, Inc. (f/k/a GEO Holdings Corp.)†
10.34	Bonus Letter Agreement dated September 15, 2010, by and between Jeffery D. Nigh and GSE Holding, Inc. (f/k/a GEO Holdings Corp.)†
10.35	Bonus Letter Agreement, dated July 29, 2011, by and between Gregg Taylor and GSE Holding, Inc. (f/k/a GEO Holdings Corp.)†
10.36	Change in Control Agreement, effective as of July 28, 2011, by and between Gregg Taylor and GSE Lining Technology, LLC†
10.37	Executive Securities Agreement, dated as of May 18, 2004, by and between GSE Holding, Inc. (f/k/a GEO Holdings Corp.) and Samir T. Badawi(1)
10.38	Executive Securities Agreement, dated as of May 18, 2004, by and between GSE Holding, Inc. (f/k/a GEO Holdings Corp.) and James Steinke(1)
10.39	Executive Securities Agreement, dated as of May 18, 2004, by and between GSE Holding, Inc. (f/k/a GEO Holdings Corp.) and Gerald Hersh(1)
10.40	Executive Securities Agreement, dated as of May 18, 2004, by and between GSE Holding, Inc. (f/k/a GEO Holdings Corp.) and Ernest C. English(1)
10.41	Executive Securities Agreement, dated as of May 18, 2004, by and between GSE Holding, Inc. (f/k/a GEO Holdings Corp.) and Paul Anthony Firrell(1)
10.42	Executive Securities Agreement, dated as of May 18, 2004, by and between GSE Holding, Inc. (f/k/a GEO Holdings Corp.) and Dr. Mohamed Abd El Aziz Siad Ayoub(1)
10.43	Form of Amendment to Option Agreement pursuant to the GSE Holding, Inc. (f/k/a GEO Holdings Corp.) Amended and Restated 2004 Stock Option Plan†
10.44	Intellectual Property and Confidentiality Agreement, dated May 24, 2010, by and between Gregg Taylor and GSE Lining Technology, LLC†
10.45	Intellectual Property and Confidentiality Agreement, dated October 1, 2010, by and between Jeffery D. Nigh and GSE Lining Technology, LLC†
10.46	Intellectual Property and Confidentiality Agreement, dated July 6, 2010, by and between Peter R. McCourt and GSE Lining Technology, LLC†
10.47	Intellectual Property and Confidentiality Agreement, dated August 22, 2011, by and between William F. Lacey and GSE Lining Technology, Inc.†
10.48	Intellectual Property and Confidentiality Agreement, dated August 30, 2010, by and between Ronald B. Crowell and GSE Lining Technology, LLC†
10.49	Intellectual Property and Confidentiality Agreement, dated September 14, 2009, by and between Mark C. Arnold and GSE Lining Technology, LLC†
10.50	Offer Letter, dated August 4, 2011, by and between William F. Lacey and GSE Lining Technology, LLC†
10.51	Bonus Letter Agreement, dated August 4, 2011, by and between William F. Lacey and GSE Holding, Inc. (f/k/a GEO Holdings Corp.)†
10.52	Change in Control Agreement, dated August 4, 2011, by and between William F. Lacey and GSE Lining Technology, LLC†
10.53	First Amendment to First Lien Credit Agreement, dated as of October 18, 2011, by and among Gundle/SLT Environmental, Inc., the other credit parties named therein, General Electric Capital Corporation, as agent and lender, and the other lenders party thereto†

Exhibit Number	Description
10.54	GSE Holding, Inc. (f/k/a GEO Holdings Corp.) Amended and Restated 2004 Stock Option Plan†
10.55	Form of Incentive Stock Option Agreement pursuant to the GSE Holding, Inc. 2011 Omnibus Incentive Compensation Plan*
10.56	Form of Non-Qualified Stock Option Agreement pursuant to the GSE Holding, Inc. 2011 Omnibus Incentive Compensation Plan*
10.57	Form of Restricted Stock Agreement pursuant to the GSE Holding, Inc. 2011 Omnibus Incentive Compensation Plan*
10.58	Form of Amended and Restated Stockholders Agreement by and among GSE Holding, Inc., Code Hennessy & Simmons IV LP, CHS Associates IV and the stockholders party thereto*
10.59	Separation Agreement, dated as of November 17, 2011, by and between Joellyn Champagne and GSE Lining Technology, LLC
21.1	List of subsidiaries†
23.1	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)†
23.2	Consent of BDO USA, LLP, independent registered public accounting firm
23.3	Consent of Alvarez & Marsal Private Equity Performance Improvement Group, LLC†
24.1	Powers of Attorney (included on Signature Page)†

*
To be filed by amendment.

†
Previously filed.

#
Portions of this Exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

(1)
Incorporated by reference to Gundle/SLT Environmental, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2005 filed on March 9, 2006.